Filed pursuant to Rule 424(b)(3)
Registration No. 333-264346
PROSPECTUS
Proterra Inc
125,389,111 Shares of Common Stock
26,317,092 Shares of Common Stock Underlying Warrants and Convertible Notes

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to 125,389,111 shares of common stock, par value $0.0001 per share (“common stock”), consisting of (i) up to 16,334,868 shares of common stock issued in a private placement of 41,500,000 shares of common stock (the “PIPE shares”) pursuant to subscription agreements entered into on January 11, 2021 (the “PIPE Financing”); (ii) up to 1,904,692 shares of common stock (the “Sponsor Shares”) held by ArcLight CTC Holdings, L.P. (the “Sponsor”); and (iii) up to 107,149,551 shares of common stock issued or issuable to certain former stockholders and other security holders of Legacy Proterra (the “Legacy Proterra Holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 56,766,043 shares of common stock (the “Legacy Proterra Holder Shares”); (b) up to 26,316,200 shares of common stock (the “Note Shares”) issuable upon the conversion of outstanding convertible promissory notes (the “Convertible Notes”); (c) up to 892 shares of common stock issuable upon the exercise of certain warrants (the “Legacy Proterra warrants”); (d) 11,171,287 shares of common stock issued or issuable upon the exercise of certain equity awards; and (e) up to 12,895,129 shares of common stock (“Earnout Shares”), comprising both Earnout Shares that were issued to certain Legacy Proterra Holders in July 2021 and Earnout Shares that certain Legacy Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions.
In addition, this prospectus relates to the offer and sale of (i) up to 892 shares of common stock issuable by us upon exercise of the Legacy Proterra warrants that were previously registered, and (ii) up to 26,316,200 Note Shares issuable by us upon conversion of the Convertible Notes, certain of which were previously registered. The number of shares issuable upon conversion of Convertible Notes is calculated assuming that the Convertible Notes convert pursuant to their mandatory conversion terms on December 31, 2022 pursuant to the terms of the Convertible Notes in effect as of that date and does not reflect the terms of the amended Convertible Notes Facility (as defined below). The actual number of shares issued upon conversion will depend on the actual date of conversion and will be pursuant to the terms of the amended Convertible Notes Facility.
On June 14, 2021, we consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 11, 2021 (the “Merger Agreement”), by and among ArcLight Clean Transition Corp. (“ArcLight” and, after the Domestication as described below, “Proterra”), a Cayman Islands exempted company, Phoenix Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ArcLight (“Merger Sub”), and Proterra Inc, a Delaware corporation (“Proterra”). As contemplated by the Merger Agreement, on June 11, 2021, ArcLight filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight was domesticated and continues as a Delaware corporation (the “Domestication”). Further, on June 14, 2021, as contemplated by the Merger Agreement, New Proterra consummated the merger contemplated by the Merger Agreement, whereby Merger Sub merged with and into Proterra, the separate corporate existence of Merger Sub ceasing and Proterra being the surviving corporation and a wholly owned subsidiary of New Proterra (the “Merger” and, together with the Domestication, the “Business Combination”).
The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of our common stock. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our common stock. See the section titled “Plan of Distribution” beginning on page 157 of this prospectus.
Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “PTRA.” On June 8, 2023, the last reported sales price of our common stock was $1.24 per share.
Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying our common stock.
The registration statement to which this prospectus relates registers the resale of a substantial number of shares of our common stock by the Selling Securityholders. Sales in the public market of a large number of shares, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 9, 2023

You should rely only on the information contained in this prospectus or any applicable prospectus supplement filed with the SEC. Neither we nor the Selling Securityholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we nor the Selling Securityholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell or otherwise distribute the securities offered by them as described in the section titled “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of common stock issuable upon the exercise of certain outstanding warrants and convertible notes. We will receive proceeds from any exercise of the warrants for cash.
Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus, any applicable prospectus supplement or post-effective amendment to the registration statement and any related free writing prospectus together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”
Unless the context otherwise requires, references in this prospectus to the “Company,” “Proterra,” “we,” “us” or “our” refers to Legacy Proterra prior to the consummation of the Business Combination (the “Closing,” and such date of the consummation of the Business Combination, the “Closing Date”) and to Proterra and its consolidated subsidiaries following the Business Combination.

SELECTED DEFINITIONS
Unless otherwise stated in this prospectus or the context otherwise requires, references to:
•“ArcLight,” means ArcLight Clean Transition Corp., a Cayman Islands exempted company, prior to the consummation of the Domestication;
•“Board” means our board of directors;
•“Business Combination” means the Domestication, the Merger and the other transactions contemplated by the Merger Agreement, collectively, including the PIPE Financing;
•“Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of ArcLight, prior to the Domestication, which automatically converted, on a one-for-one basis, into shares of common stock in connection with the Domestication;
•“Class B ordinary shares” means the Class B ordinary shares, par value $0.0001 per share, of ArcLight that were initially issued to the Sponsor (a portion of which were subsequently transferred to the other Initial Shareholders) in a private placement prior to ArcLight’s initial public offering, and, in connection with the Domestication, which automatically converted, on a one-for-one basis, into shares of common stock;
•“Closing” means the closing of the Business Combination;
•“Closing Date” means June 14, 2021;
•“common stock” means the common stock, par value $0.0001 per share, of Proterra;
•“Computershare” means Computershare Inc.;
•“Convertible Notes” means the Secured Convertible Promissory Notes that Legacy Proterra issued in August 2020, as amended and restated on March 31, 2023;
•“Convertible Notes Facility” means the Note Purchase Agreement and the Convertible Notes issued thereunder;
•“Domestication” means the transfer by way of continuation and deregistration of ArcLight from the Cayman Islands and the continuation and domestication of ArcLight as a corporation incorporated in the State of Delaware;
•“Earnout Shares” means the Initial Earnout Shares and the Remaining Earnout Shares;
•“Equity Incentive Plan” means the Proterra Inc 2021 Equity Incentive Plan;
•“Equity Incentive Plans” means the Proterra Inc 2021 Equity Incentive Plan and the Proterra Inc 2010 Equity Incentive Plan;
•“ESPP” means the Proterra Inc 2021 Employee Stock Purchase Plan;
•“GAAP” means the United States generally accepted accounting principles, consistently applied;
•“initial public offering” means ArcLight’s initial public offering that was consummated on September 25, 2020;
•“Initial Earnout Shares” means the 4,800,563 shares of common stock that were issued to certain Legacy Proterra Holders in July 2021 pursuant to the Merger Agreement.
•“Legacy Proterra” means Proterra Inc (now known as Proterra Operating Company, Inc.), a Delaware corporation, prior to the consummation of the Business Combination;

•“Legacy Proterra Holders” means holders of (i) common stock of Legacy Proterra, (ii) preferred stock of Legacy Proterra, (iii) Convertible Notes, (iv) Legacy Proterra warrants and (iv) any other securities of Legacy Proterra that provided the holder thereof the right to acquire shares of common stock of Proterra in connection with the Business Combination, including equity awards of Legacy Proterra, in each case, held immediately prior to Closing;
•“Legacy Proterra Holder Shares” means an aggregate of 56,766,043 shares of common stock that were issued to certain Legacy Proterra Holders at the Closing of the Merger as well as shares of common stock issued to certain Legacy Proterra Holders following the Closing of the Merger upon the exercise of Legacy Proterra warrants;
•“Legacy Proterra warrants” means the warrants to purchase common stock and convertible preferred stock of Legacy Proterra that, as of the Closing of the Merger, were converted into 3,504,523 warrants to purchase 3,504,523 shares of common stock in connection with the Merger;
•“Merger” means the merger of Phoenix Merger Sub with and into Legacy Proterra pursuant to the Merger Agreement, with Legacy Proterra as the surviving company in the Merger and, after giving effect to such Merger, Legacy Proterra becoming a wholly-owned subsidiary of Proterra;
•“Merger Agreement” means that certain Merger Agreement, dated as of January 11, 2021 (as may be amended, supplemented or otherwise modified from time to time), by and among ArcLight, Phoenix Merger Sub and Legacy Proterra;
•“Nasdaq” means the Nasdaq Global Select Market;
•“Note Purchase Agreement” means the Note Purchase Agreement, dated as of August 4, 2020, by and among Legacy Proterra, the investors from time to time party thereto, the guarantors from time to time party thereto and CSI GP I LLC, as collateral agent, as amended on August 31, 2020 and further amended on March 31, 2023;
•“Note Shares” means up to 26,316,200 shares of common stock issuable upon the conversion of outstanding Convertible Notes pursuant to their mandatory conversion terms on December 31, 2022 pursuant to the terms of the Convertible Notes in effect as of that date and does not reflect the terms of the amended Convertible Notes Facility;
•“ordinary shares” refer to the Class A ordinary shares and the Class B ordinary shares;
•“Phoenix Merger Sub” refers to Phoenix Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of ArcLight;
•“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors collectively subscribed for the PIPE Shares for an aggregate purchase price of $415,000,000 in connection with the Closing;
•“PIPE Investors” means the investors who participated in the PIPE Financing and entered into the Subscription Agreements;
•“PIPE Shares” an aggregate of 41,500,000 shares of common stock issued in the PIPE Financing;
•“private placement warrants” means the 7,550,000 private placement warrants outstanding as of September 30, 2021 that were issued to the Sponsor as part of ArcLight’s initial public offering, which were substantially identical to the public warrants, subject to certain limited exceptions; the Sponsor exercised the private placement warrants on a “cashless” basis in connection with our redemption of our remaining outstanding public warrants on October 29, 2021;
•“Proterra” means ArcLight upon and after Closing;

•“Proterra OpCo” means Proterra Operating Company, Inc. (formerly known as Proterra Inc prior to the consummation of the Business Combination);
•“public warrants” means the 13,874,994 redeemable warrants to purchase common stock outstanding as of September 30, 2021 that were issued by ArcLight in its initial public offering. On October 29 2021, we redeemed the remaining outstanding public warrants that had not previously been exercised at a redemption price of $0.10 per public warrant;
•“Remaining Earnout Shares” means the up to 8,094,566 shares of common stock that certain Legacy Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions pursuant to the Merger Agreement;
• “SEC” means the Securities and Exchange Commission;
•“Securities Act” means the Securities Act of 1933, as amended;
•“Senior Credit Facility” means the Loan, Guaranty and Security Agreement dated as of May 8, 2019, by and among Legacy Proterra, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, as amended on August 4, 2020, June 16, 2021, and April 3, 2023;
•“Sponsor” means ArcLight CTC Holdings, L.P., a Delaware limited partnership;
•“Sponsor Shares” means an aggregate of 1,904,692 shares of common stock held by the Sponsor as of the date of this prospectus;
•“Subscription Agreements” means the subscription agreements, entered into by ArcLight and each of the PIPE Investors in connection with the PIPE Financing;
•“transfer agent” means Computershare, our transfer agent;
•“trust account” means the trust account established at the consummation of ArcLight’s initial public offering that held the proceeds of the initial public offering; and
•“units” means the former units of ArcLight (each unit represented one Class A ordinary share and one-half of one public warrant, and such whole public warrant represented the right to acquire one Class A ordinary share) that were offered and sold by ArcLight in its initial public offering.

MARKET AND INDUSTRY DATA
This prospectus contains estimates and information concerning our industry, our business, and the market for our products and services, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. We also may provide forward-looking statements in oral statements or other written materials released to the public. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this prospectus may include, for example, statements about:
•our financial and business performance, including business metrics and our ability to comply with terms governing the Convertible Notes Facility and the Senior Credit Facility;
•our ability to continue as a going concern;
•the period over which we anticipate our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements;
•availability of additional capital to support business growth and our ability to maintain adequate operational and financial resources and generate sufficient cash flows, including our ability to service our debt obligations under the Senior Credit Facility and Convertible Notes Facility;
•our exploration of potential options for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked, and/or debt securities, debt financings, or other capital sources and/or strategic transactions, and our ability to secure additional financing or execute any transaction on a timely basis, on acceptable terms or at all;
•our ability to maintain the listing of our common stock on the Nasdaq Global Select Market (“Nasdaq”), and the potential liquidity and trading of our common stock;
•changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•regulations that we are subject to, the impact of unfavorable changes to such regulations, or our ability to comply with such regulations;
•expectations regarding corporate, state, federal and international mandates/commitments;
•our success in retaining or recruiting, or changes required in, our officers, key employees or directors, and our ability to attract and retain key personnel;
•the anticipated success of our business, including our most recent business expansion with Proterra Powered and Proterra Energy, and our ability to attract the customers and business partners we expect;
•forecasts regarding long-term end-customer adoption rates and demand for our products in markets that are new and rapidly evolving and our ability to meet demand for our products;
•our ability to compete successfully against current and future competitors in light of intense and increasing competition in the transit bus and commercial vehicle electrification market;

•the availability of government economic incentives and government funding for public transit upon which our transit business is significantly dependent;
•willingness of corporate and other public transportation providers to adopt and fund the purchase of electric vehicles for mass transit;
•availability of a limited number of suppliers for our products and services and their desire and/or ability to satisfy our supply demands;
•material losses and costs from product warranty claims, recalls, or remediation of electric transit buses or our battery systems for real or perceived deficiencies or from customer satisfaction campaigns;
•increases in costs, disruption of supply, or shortage of materials, particularly lithium-ion cells and wiring harnesses, and drivetrain components;
•our dependence on a small number of customers that fluctuate from year to year, and ability to add new customers or expand sales to our existing customers;
•our ability to improve operational efficiency, streamline supply chain and distribution logistics, reduce organizational complexity and reduce facility costs;
•our dependence on our business suppliers, particularly as we build out new facilities;
•rapid evolution of our industry and technology, and related unforeseen changes, including developments in alternative technologies and powertrains or improvements in the internal combustion engine that could adversely affect the demand for our electric transit buses;
•development, maintenance and growth of strategic relationships in the Proterra Powered or Proterra Energy business, identification of new strategic relationship opportunities, or formation strategic relationships;
•competition for the business of both small and large transit agencies, which place different demands on our business, including the need to build an organization that can serve both types of transit customers;
•accident or safety incidents involving our buses, battery systems, electric drivetrains, high-voltage systems or charging solutions;
•product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims;
•changes to U.S. trade policies, including new tariffs or the renegotiation or termination of existing trade agreements or treaties;
•various environmental and safety laws and regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facilities; outages and disruptions of our services if we fail to maintain adequate security and supporting infrastructure as we scale our information technology systems;
•ability to protect our intellectual property;
•intellectual property rights claims by third parties, which could be costly to defend, related significant damages and resulting limits on our ability to use certain technologies;
•developments and projections relating to our competitors and industry;
•our anticipated growth rates and market opportunities;
•the potential for our business development efforts to maximize the potential value of our portfolio and our related plans and strategy;

•our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•our ability to develop and maintain effective internal controls and procedures and remediate the material weaknesses we have identified in our internal controls;
•the diversion of management’s attention and consumption of resources as a result of potential strategic transactions;
•our expectations with respect to tax treatment, including with respect to tax incentives and credits;
•cyber-attacks and security vulnerabilities; and
•the continuing impacts of the macroeconomic conditions, such as rising inflation and interest rates, uncertain credit and global financial markets, including recent and potential bank failures, and supply chain disruptions, and geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, on the foregoing.
The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. It is not possible to predict or identify all such risks. We will not and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY
The following summary highlights information contained in greater details elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Company Overview
Proterra’s mission is to build innovative electric vehicle and battery technologies to power a better, more sustainable world.
Commercial and industrial fleets are expected to adopt electric vehicles at increasingly higher rates over the next two decades, driven by factors including emissions targets and regulations, and lower operating costs. More than 200,000 new electric buses, medium-duty trucks, and heavy-duty trucks are expected to be sold in the industry by 2030 and approximately 650,000 by 2040 in our core markets of North America and Europe. Assuming average battery capacity per vehicle of 225 kWh for medium-duty trucks, 300 kWh for buses and 750 kWh for heavy-duty trucks, we estimate this could translate into demand for heavy-duty commercial and industrial-scale batteries of approximately 90 GWh in 2030 and approximately 300 GWh in 2040 in such markets. Our business strategy is to capitalize on this opportunity through our industry-leading commercial electrification solutions.
In the first quarter of 2023, we announced the appointment of Julian Soell as the Chief Operating Officer of the Company, and Christopher Bailey as Chief Business Officer of the Company, each appointment effective as of March 1, 2023. With these appointments, we consolidated all of our product lines under one Chief Business Officer and all our operations under one Chief Operating Officer, from organizing our business around business groups, Proterra Transit and Proterra Powered & Energy, respectively, each business led by a President. In addition, in the first quarter of 2023, we announced workforce restructuring plans designed to improve operational efficiency with the reduction of our workforce by up to twenty five percent or the elimination of approximately 300 jobs, and the planned closure of our City of Industry manufacturing facility by December 31, 2023.
We have the following commercial offerings each addressing a critical component of commercial vehicle electrification.
•Proterra Powered & Energy.
◦Proterra Powered products are our proprietary battery systems and electrification solutions for global commercial vehicle original equipment manufacturer (“OEM”) customers serving the Class 3 to Class 8 vehicle segments, including delivery trucks, school buses, and coach buses, as well as construction and mining equipment, and other applications.
◦Proterra Energy products and services offer turnkey fleet-scale, high-power charging solutions and software services, ranging from fleet and energy management software-as-a-service, to fleet planning, hardware, infrastructure, installation, utility engagement, and charging optimization. These solutions are designed to optimize energy use and costs, and to provide vehicle-to-grid functionality.
•Proterra Transit. We design, develop, manufacture, and sell electric transit buses as an OEM for North American public transit agencies, airports, universities, and other commercial transit fleets. Proterra Transit vehicles showcase and validate our electric vehicle technology platform through rigorous daily use by a large group of sophisticated customers focused on meeting the wide-ranging needs of the communities they serve.
Our industry experience, the performance of our transit buses, and compelling total cost of ownership has helped make us the leader in the U.S. electric transit bus market. With over 1,050 electric transit buses delivered since inception, our electric transit buses currently have delivered more than 40 million cumulative service miles spanning a wide spectrum of climates, conditions, altitudes and terrains. From this experience, we have been able to continue to iterate and improve our technology.
Our decade of experience supplying battery electric heavy duty transit buses has provided the opportunity to validate our products’ performance, operational efficiency and maintenance costs with a demanding customer base. Proterra Powered is able to leverage Proterra Transit’s expertise and showcase its strong record of range and reliability on North America’s most difficult public transit routes to attract other commercial vehicle segments. We believe our success powering heavy-duty transit vehicles with optimal performance and operation compared to a diesel-powered bus, will continue demonstrate the strength and breadth of our technology to other commercial vehicle applications. We sell our battery systems and electrification solutions using a business development team as well as a channel sales team for certain end markets. These teams work closely with our engineering team to develop cutting edge electrification solutions tailored to our customers’ vehicle requirements.
Proterra Powered has partnered with more than a dozen OEMs spanning from Class 3 to Class 8 trucks, several types of buses, and multiple off-highway categories. Through March 31, 2023, Proterra Powered has delivered battery systems and electrification solutions for more than 1,850 vehicles to our OEM partner customers.
In addition, Proterra Energy has established us as a leading commercial vehicle charging solution provider by helping fleet operators fulfill the high-power charging needs of commercial electric vehicles and optimize their energy usage, while meeting our customers’ space constraints and continuous service requirements. As of March 31, 2023, we had installed approximately 105 MW of charging infrastructure across North America.
Through March 31, 2023, we have generated the majority of our revenue from Proterra Transit’s sales of electric transit buses, complemented by additional revenue from Proterra Powered’s sales of battery systems and Proterra Energy’s sales and installation of charging systems, as well as from the sale of spare parts and other services provided to customers. As fleet electrification continues to expand beyond buses to trucks and other commercial vehicles, we expect Proterra Powered & Proterra Energy to grow into a significantly larger portion of our overall business and generate a greater portion of revenue. Through March 31, 2023, our chief operating decision maker, the Chief Executive Officer, evaluates Proterra’s results on a consolidated basis for purposes of making decisions on allocating resources and assessing financial performance, resulting in a single reportable segment.
We delivered 199, 208, and 170 new transit buses in 2022, 2021, and 2020, respectively. We also delivered 14 and 9 pre-owned buses in 2022 and 2021, respectively. We delivered battery systems for 1,229 vehicles, 273 vehicles, and 107 vehicles in 2022, 2021, and 2020, respectively.
For the years ended December 31, 2022, 2021 and 2020, our total revenue was $309.4 million, $242.9 million, and $196.9 million, respectively, and for the three months ended March 31, 2023 and 2022, our total revenue was $79.5 million and $58.6 million, respectively. We generated a gross loss of $(24.0) million for the year ended December 31, 2022 and a gross profit of $2.1 million and $7.5 million for the year ended December 31, 2021 and 2020, respectively, and a gross loss of $6.6 million and $3.0 million for the three months ended March 31, 2023 and 2022, respectively. We have also invested significant resources in research and development, operations, and sales and marketing to grow our business and, as a result, generated losses from operations of $220.9 million, $127.6 million, and $96.0 million for the years ended December 31, 2022, 2021 and 2020, respectively and losses from operations of $61.0 million and $43.2 million for the three months ended March 31, 2023 and 2022, respectively.
Corporate Information
We were incorporated on July 28, 2020 as a special purpose acquisition company and a Cayman Islands exempted company under the name ArcLight Clean Transition Corp. On September 25, 2020, ArcLight completed its initial public offering. On June 14, 2021, we consummated the transactions contemplated by Merger Agreement, by and among ArcLight (and, after the Domestication, Proterra), Phoenix Merger Sub, and Legacy Proterra. As contemplated by the Merger Agreement, on June 11, 2021, ArcLight filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight was domesticated and continues as a Delaware corporation. Further, on June 14,

2021, as contemplated by the Merger Agreement, Proterra consummated the Merger, whereby Phoenix Merger Sub merged with and into Legacy Proterra, the separate corporate existence of Phoenix Merger Sub ceasing and Legacy Proterra being the surviving corporation and a wholly owned subsidiary of Proterra. Legacy Proterra was incorporated in Delaware on February 2, 2010, and upon the Merger on June 14, 2021 changed its name to “Proterra Operating Company, Inc.” and continues as a Delaware Corporation.
Our address is 1815 Rollins Road, Burlingame, California 94010. Our telephone number is (864) 438-0000. Our website address is www.proterra.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.
Summary of Risk Factors
Our limited history of selling battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.
•There is substantial doubt about our ability to continue as a going concern for a period of twelve months from the date the unaudited consolidated financial statements included elsewhere in this prospectus were issued.
•The Senior Credit Facility, and the Convertible Notes Facility contain obligations and covenants that have and may in the future restrict and impact our business and financing activities. We have in the past obtained waivers of certain covenants contained in the Senior Credit Facility and the Convertible Notes Facility. If we are not able to comply with or obtain further waivers for our covenants contained in the Senior Credit Facility and Convertible Notes Facility, we would be in default under one or both of the Senior Credit Facility or Convertible Notes Facility which would have an immediate adverse effect on our business.
•We will require additional capital to support our business activities and business growth and to comply with our obligations under the Convertible Notes Facility and the Senior Credit Facility, which may be dilutive to our stockholders, and such capital might not be available on terms acceptable to us, if at all.
•We may not have the ability to, or have a sufficient number of authorized shares to, convert all of the Convertible Notes into shares of our common stock, and if we are unable to obtain certain stockholder approvals, we may need to use our cash resources to settle such conversions.
•If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.
•We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate these material weaknesses or otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results in the future, and may adversely affect investor confidence, our reputation, our ability to raise additional capital, and our business operations and financial condition.
•Our limited history of selling battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.
•We have a history of net losses, have experienced rapid growth and anticipate increasing our operating expenses in the future, and may not achieve or sustain positive gross margin or profitability in the future.
•Our operating results have fluctuated and may fluctuate from quarter to quarter, which makes our future results difficult to predict.

•Further increases in costs, disruption of supply, or shortage of materials, particularly lithium-ion cells, could continue to harm our business.
•Our recent workforce reduction and planned closure of our City of Industry facility may not be as successful as anticipated and may not improve overall efficiency.
•Because many of the markets in which we compete are new and rapidly evolving, including consolidation of industry players, it is difficult to forecast long-term end-customer adoption rates and demand for our products, and our ability to meet demand for our products.
•If our battery systems, electrification and charging solutions, electric transit buses, fleet and energy management software, or other products have product defects and if our customer service is not effective in addressing customer concerns, our ability to develop, market and sell our products and services could be harmed.
•We face intense and increasing competition in the transit bus market and may not be able to compete successfully against current and future competitors, which could adversely affect our business, revenue growth, and market share.
•We have been and may continue to be impacted by macroeconomic conditions, rising inflation rates, uncertain credit and global financial market, including recent and potential bank failures, supply chain disruption and geopolitical events, such as the conflict between Russia and Ukraine.
•Our transit business is significantly dependent on government funding for public transit, and the unavailability, reduction, or elimination of government economic incentives would have an adverse effect on our business, prospects, financial condition, and operating results.
•The growth of our transit business is dependent upon the willingness of corporate and other public transportation providers to adopt and fund the purchase of electric vehicles for mass transit.
•Our dependence on a limited number of suppliers introduces significant risk that could have adverse effects on our financial condition and operating results.
•We have a long sales, production, and technology development cycle for new public transit customers, which may create fluctuations in whether and when revenue is recognized and may have an adverse effect on our business.
•We could incur material losses and costs from product warranty claims, recalls, or remediation of electric transit buses for real or perceived deficiencies or from customer satisfaction campaigns.
•Our revenue has in the past depended, and will likely continue to depend, on a small number of customers that fluctuate from year to year, and failure to add new customers or expand sales to our existing customers could have an adverse effect on our operating results for a particular period.
•Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies and powertrains or improvements in the internal combustion engine may adversely affect the demand for our electric transit buses and our electric battery solutions for commercial vehicles.
•We may not be able to develop, maintain and grow strategic relationships in the Proterra Powered or Proterra Energy businesses, identify new strategic relationship opportunities, or form strategic relationships, in the future.
•Our business is subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations and compliance programs could have an adverse effect on our business.

•The use of lithium-ion cells may become disfavored as a result of the availability, or perceived superiority of, other types of batteries or yet undeveloped or unknown technologies.
•Our business could be adversely affected from an accident or safety incident involving our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses or defaults in the materials or workmanship of our composite bus bodies or other components.

THE OFFERING

Issuer	Proterra Inc

Issuance of common stock

Shares of common stock offered by us
Up to 26,317,092 shares of common stock issuable upon exercise of Legacy Proterra warrants or conversion of the Convertible Notes, consisting of:
a.up to 892 shares of common stock that are issuable upon the exercise of the Legacy Proterra warrants; and
b.up to 26,316,200 Note Shares that are issuable upon conversion of the Convertible Notes.

Shares of common stock outstanding as of May 22, 2023	227,477,560 shares of common stock

Exercise price of Legacy Proterra warrants	The exercise price of outstanding Legacy Proterra warrants is $4.98 per share, subject to adjustments.

Resale of common stock

Shares of common stock offered by the Selling Securityholders
Up to 125,389,111 shares of common stock, consisting of:
a.up to 16,334,868 PIPE Shares;
b.up to 1,904,692 Sponsor Shares
c.up to 56,766,043 Legacy Proterra Holder Shares;
d.up to 26,316,200 Note Shares issuable upon conversion of the Convertible Notes, pursuant to their mandatory conversion terms on December 31, 2022, prior to the amended Convertible Notes Facility;
e.up to 892 shares of common stock issuable upon the exercise of the Legacy Proterra warrants;
f.up to 11,171,287 shares of common stock issued or issuable upon the exercise of certain equity awards; and
g.up to 12,895,129 Earnout Shares

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the shares of common stock and warrants registered under this prospectus for resale.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock or warrants by the Selling Securityholders.

Nasdaq symbol	Our common stock is listed on the Nasdaq Global Select Market under the symbol PTRA.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our common stock.

RISK FACTORS
Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline, and you could lose all or part of your investment.
Risks Related to Our Financial Condition
There is substantial doubt about our ability to continue as a going concern for a period of twelve months from the date the unaudited consolidated financial statements included elsewhere in this prospectus were issued.
Under ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), we have the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future obligations as they become due within one year of the unaudited consolidated financial statements included elsewhere in this prospectus were issued.
As of March 31, 2023, we had cash and cash equivalents and short-term investments of $296.2 million.
Our potential inability to maintain the Liquidity (as defined in the Note Purchase Agreement) requirement under the Convertible Notes Facility and any resulting potential events of default under the Convertible Notes Facility and the Senior Credit Facility when coupled with the following conditions: our available cash resources, recurring losses and cash outflows from operations, an expectation of continuing operating losses and cash outflows from operations for the foreseeable future, and the need to raise additional capital to finance our future operations, causes substantial doubt about our ability to continue as a going concern to exist.
Prior to the amendment of our Convertible Notes Facility on March 31, 2023, we were required to maintain Liquidity (as defined in the Note Purchase Agreement) as of the last day of each quarter of not less than the greater of (a) $75.0 million and (b) an amount equal to the product of multiplying (i) the amount of Cash Burn (as defined in the Note Purchase Agreement) from operations for the three-month period ending on the end of such month by (ii) four (the “Minimum Liquidity Covenant”).
As of December 31, 2022, we did not have Liquidity in an amount equal to clause (b) above as of such date. As a result, we obtained a waiver of the Minimum Liquidity Covenant for the quarter ended December 31, 2022. Without such waiver, we would have been in default of the Convertible Notes Facility, which would have resulted in a cross-default under the Senior Credit Facility. However, at the time of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, we had not obtained a waiver of the Minimum Liquidity Covenant for any future periods, and as a result of anticipated operating cash outflows from operations, capital investment at our Powered 1 battery factory and incremental cash payments for the workforce reduction we announced in January 2023, we had determined that we may not satisfy the Minimum Liquidity Covenant as of March 31, 2023 for the quarter ended March 31, 2023. Accordingly, the then potential events of default under the Convertible Notes Facility and the Senior Credit Facility, when coupled with the following conditions: our available cash resources, recurring losses and cash outflows from operations, an expectation of continuing operating losses and cash outflows from operations for the foreseeable future, and the need to raise additional capital to finance our future operations, caused us to determine that there was substantial doubt about our ability to continue as a going concern at the time of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
In addition, the audit report included in our Annual Report on Form 10-K contained a going concern qualification, and our inability to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation) as to going concern is an event of default under both the

Convertible Notes Facility and the Senior Credit Facility. We obtained waivers of such event of default under the Convertible Notes Facility and the Senior Credit Facility.
On March 31, 2023, we entered into the amendment to the Convertible Notes Facility, which, among other things, amends the Minimum Liquidity Covenant to provide (i) a waiver of the Minimum Liquidity Covenant through and including May 31, 2024, instead requiring a minimum Liquidity of $125.0 million as of the last day of each quarter from March 31, 2023 through and including May 31, 2024, and (ii) a waiver of the requirement that our financial statements be certified by our auditor without qualification (or similar notation) as to going concern for our consolidated financial statements for fiscal years 2022 and 2023. After May 31, 2024, the Convertible Notes Facility requires us to maintain Liquidity at each quarter end of not less than the greater of (i) $75.0 million and (ii) four times of Cash Burn (as defined in the Note Purchase Agreement) for the three-month period then ended.
If we are not able to comply with or obtain waivers for our covenants under the Senior Credit Facility and the Convertible Notes Facility, we would be in default under one or both of the Senior Credit Facility or the Convertible Notes Facility which would have an immediate adverse effect on our business. An unwaived event of default under the Convertible Notes Facility and a corresponding cross-default under the Senior Credit Facility would permit (i) the holders of the Convertible Notes to cause all of the outstanding indebtedness under the Convertible Notes Facility to become immediately due and payable and (ii) the lenders under the Senior Credit Facility to cause all of the outstanding indebtedness under the Senior Credit Facility to become immediately due and payable, to require any outstanding letters of credit to be cash collateralized and to terminate all commitments to extend credit under the Senior Credit Facility. If such indebtedness were to become immediately due and payable in the event of such a default this would have an immediate adverse effect on our ability to meet our working capital needs and our business and operating results. If we do not have sufficient funds or we are unable to arrange for additional financing to repay outstanding debt, the lenders under the Senior Credit Facility and holders of the Convertible Notes Facility could seek to enforce their security interests in the collateral securing the indebtedness under the Senior Credit Facility and the Convertible Notes Facility, which are secured by substantially all of Proterra OpCo’s assets including its intellectual property.
There is no assurance that we will be able to comply with the covenants under the Convertible Notes Facility or the Senior Credit Facility or, if applicable, obtain any future waivers under the Convertible Notes Facility or the Senior Credit Facility or other resolution with the holders of the Convertible Notes and the lenders under the Senior Credit Facility on a timely basis, on favorable terms or at all.
We are exploring potential options for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked, and/or debt securities, debt financings or other capital sources and/or strategic transactions. However, we have not yet secured additional financing and we may not be successful in securing additional financing or executing a transaction on a timely basis, on acceptable terms or at all. Furthermore, high volatility and uncertainty in the capital markets resulting from macroeconomic conditions, including rising inflation rates and interest rates, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, has had, and could continue to have, and a negative impact on the credit and financial markets and on the price of our common stock and could adversely impact our ability to raise additional funds. In addition, substantial doubt about our ability to continue as a going concern may cause, investors or other financing sources to be unwilling to provide funding to us on commercially reasonable terms, if at all. If sufficient funds are not available, we will have to delay, reduce the scope of, or eliminate some of our business activities, including related operating expenses, and our suppliers could impose more onerous terms on us, such as requiring cash payments prior to parts delivery, which would adversely affect our business prospects and our ability to continue our operations and would have a negative impact on our financial condition and ability to pursue our business strategies, and we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code. This could potentially cause us to cease operations and result in a complete or partial loss of your investment in our common stock. See the risk factor titled, “The Senior Credit Facility and the Convertible Notes Facility contain obligations and covenants that have and may in the future restrict and impact our business and financing activities. We have in the past obtained waivers of certain covenants contained in the Senior Credit Facility and the Convertible Notes Facility. If we are not able to comply with or obtain further waivers for our covenants contained in the Senior Credit Facility and the Convertible Notes Facility, we would be in default under one or both of the Senior Credit Facility and the Convertible Notes Facility, which may have an immediate adverse effect on our business,” for further information regarding the consequence of a default under our Senior Credit Facility and the Convertible Notes Facility.
The Senior Credit Facility, and the Convertible Notes Facility contain obligations and covenants that have and may in the future restrict and impact our business and financing activities. We have in the past obtained waivers of certain covenants contained in the Senior Credit Facility and the Convertible Notes Facility. If we are not able to comply with or obtain further waivers for our covenants contained in the Senior Credit Facility and Convertible Notes Facility, we would be in default under one or both of the Senior Credit Facility or Convertible Notes Facility which would have an immediate adverse effect on our business.
The Senior Credit Facility and Convertible Notes Facility are secured by substantially all our assets, including our intellectual property and other restricted property. Subject to certain exceptions, the Senior Credit Facility and Convertible Notes also restrict our ability to, among other things:
•dispose of or sell our assets;
•make material changes in our business or management, or accounting and reporting practices;
•acquire, consolidate, or merge with other entities;
•incur additional indebtedness;
•create liens on our assets;
•pay dividends;
•make investments;
•enter transactions with affiliates; and
•pre-pay other indebtedness.
In addition, the Convertible Notes Facility contains an additional holding company covenant limiting Proterra’s ability to engage in business, operations and activities other than as set forth in the Note Purchase Agreement as well as contain certain customary non-financial covenants.
The covenants in the Senior Credit Facility and Convertible Notes Facility, and any future financing agreements that we may enter may, restrict our ability to finance our operations, engage in, expand or otherwise pursue our business activities and strategies. Further, if we fail to comply with our debt covenants in the future, there is no assurance that we will be able to obtain any future waivers under the Convertible Notes Facility or the Senior Credit Facility. See the Risk Factor entitled “There is substantial doubt about our ability to continue as a going concern for a period of twelve months from the date the unaudited consolidated financial statements included elsewhere in this prospectus were issued” for risks related to our events of default, cross-defaults under the debt instruments, and related waivers, as applicable, concerning maintaining Liquidity (as defined in the Note Purchase Agreement), our failure to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation) in our Annual Report on Form 10-K for the period ending December 31, 2022 under the Senior Credit Facility and the Convertible Notes Facility and the consequences of an event of default and if we do not have sufficient funds or we are unable to arrange for additional financing to repay our outstanding indebtedness.
We will require additional capital to support our business activities and business growth and to comply with our obligations under the Convertible Notes Facility and the Senior Credit Facility, which may be dilutive to our stockholders, and such capital might not be available on terms acceptable to us, if at all.
We will require additional capital to support our business activities and business growth and to comply with our obligations under the Convertible Notes Facility and Senior Credit Facility, and we are exploring potential options for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked, and/or debt securities, debt financings or other capital sources and/or strategic transactions. However, we have not yet secured and we may not be successful in securing additional financing or executing a transaction on a timely basis or on terms favorable to us, if at all. We intend to continue to make investments to support our business growth and will require additional funds to respond to business challenges, including the need to improve our operating infrastructure or acquire complementary businesses and technologies. In addition, we need to service our indebtedness and to comply with the requirements of the terms governing the Convertible Notes Facility. If we raise additional funds through issuances of equity or convertible securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve similar and/or additional restrictive covenants as those in our existing indebtedness relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential strategic transactions.
There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur, including as a result of recent bank failures. The recent closures of Silicon Valley Bank and Signature Bank has resulted in broader financial institution liquidity risk and concerns, and future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages. The failure of any bank in which we deposit our funds could reduce the amount of cash we have available, or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. In the event we have a commercial relationship with a bank that has failed or is otherwise distressed, we may experience delays or other issues in meeting our financial obligations. If other banks and financial institutions fail or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments may be threatened and our ability to borrow or raise additional capital when needed to grow our business could be substantially impaired. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our products and harm our ability to raise additional capital when needed on acceptable terms, if at all. If the equity and credit markets continue to deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms would impair our ability to maintain compliance with our obligations under the Convertible Notes Facility and the Senior Credit Facility and to achieve our growth strategy, would harm our financial performance and stock price and would require us to delay or abandon our business plans. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our access to capital. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we will have to delay, reduce the scope of, or eliminate some of our business activities, including related operating expenses, and our suppliers could impose more onerous terms, such as requiring cash payments prior to parts delivery, and we may not be able to comply with the covenants in our Convertible Notes Facility, which would adversely affect our business prospects and the Company’s ability to continue our operations and would have a negative impact on our financial condition and ability to pursue our business strategies, and we may have to liquidate our assets and may receive less than the value at which those assets are carried on the Company’s financial statements, and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code.
We may not have the ability to, or have a sufficient number of authorized shares to, convert all of the Convertible Notes into shares of our common stock, and if we are unable to obtain certain stockholder approvals, we may need to use our cash resources to settle such conversions.
The Convertible Notes Facility contains certain mandatory and optional conversion provisions. Under these conversion provisions, each Convertible Note is convertible at a conversion price equal to (i) $4.00, until one-third of the aggregate balance of such Converted Note is converted, (ii) thereafter, $5.00 until one-third of the aggregate balance of such Converted Note is converted and (iii), thereafter, $6.00; provided, however, that for optional conversions, the conversion price of the Convertible Notes is subject to a reset following any Qualified Financing (as defined in the Convertible Notes), equal to 75% of the lowest per share purchase price of the common stock or preferred stock sold in such Qualified Financing, subject to a $1.016 floor. Our ability to settle conversions using shares of our common stock is currently limited to (i) 45,257,360 shares of our common stock unless and until we receive stockholder approval of the Nasdaq Proposal, and (ii) assuming we receive stockholder approval as described in (i), 177,782,000 shares of our common stock unless and until we receive stockholder approval of an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock. Although we are obligated to use best efforts to seek such stockholder approvals in connection with our 2023 annual meeting of stockholders (and thereafter if we do not obtain such approvals) and we intend to seek such stockholder approvals at our 2023 annual meeting of stockholders, there is no guarantee that we will be able to obtain stockholder approvals on a timely basis or at all. Until such time that we receive such stockholder approvals, if at all, if a proposed conversion of the Convertible Notes cannot be completed in full due to such limitations, the holders of the Convertible Notes shall have the right to elect either (x) to rescind the conversion with respect to (and only with respect to) the portion of the Balance (as defined below) of the Convertible Note that relates to the Excess Shares (as defined below) or (y) for us to pay to such holder of Convertible Notes an amount equal to the product of (A) the number of Excess Shares, multiplied by (B) the simple average of the daily volume weighted average price of our common stock for the 20 consecutive trading days ending on and including the trading day immediately preceding the applicable conversion date. This could adversely affect our liquidity and/or we may not have sufficient cash available at that time to satisfy such cash settlement. Our failure to make cash payments to settle conversions required by the Convertible Notes, would constitute a default under the Convertible Notes Facility. See “Conversion of the Convertible Notes will dilute the ownership interest of existing stockholders or may otherwise depress our stock price” and “We may acquire or invest in additional companies, or undertake other strategic transactions or other business relationships which may divert our management’s attention, result in additional dilution to our stockholders, consume resources that are necessary to sustain our business, and which we may not be able to integrate successfully” for more information regarding the impact of dilution.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity as of the date of the financial statements, and the amount of revenue and expenses, during the periods presented, that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our financial statements include those related to determination of revenue recognition, stock-based compensation, inventory, and warranties. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our common stock.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in interpretation, we might be required to change our accounting policies, alter our operational policies, or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target, which may negatively impact our financial results.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate these material weaknesses or otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results in the future, and may adversely affect investor confidence, our reputation, our ability to raise additional capital, and our business operations and financial condition.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Management, with the participation of the principal executive officer and principal financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of March 31, 2023, using the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of March 31, 2023, because of the material weaknesses in internal control over financial reporting, described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with SEC on March 17,2023 and amended on May 1, 2023, remained as of March 31, 2023.
We did not have a sufficient number of trained resources with assigned responsibility and accountability for the design, operation and documentation of internal control over financial reporting.
As a result:
•We did not have an effective risk assessment process that defined clear financial reporting objectives and evaluated risks at a sufficient level of detail to identify all relevant risks of material misstatement across the entity.
•We did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting.
•We did not have effective monitoring activities to assess the operation of internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.
As a consequence, we did not effectively design, implement, or operate process-level control activities for substantially all of our financial reporting processes.
Our management, with the oversight of the audit committee of our board of directors, is in the process of designing and implementing a remediation plan and is taking steps to remediate the material weaknesses. The material weaknesses will not be considered remediated until such time as management designs and implements effective controls that operate for a sufficient period of time and concludes, through testing, that these controls are effective. Furthermore, we cannot ensure that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate in a timely manner or at all the control deficiencies that led to our material weakness in our internal controls over financial reporting or that they will prevent or avoid potential future material weaknesses due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.
We will need to continue to dedicate internal resources, engage outside consultants and maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to remediate the material weakness and any future control deficiencies or material weaknesses, and improve control processes as appropriate, validate through testing that controls are functioning as documented and maintain a continuous reporting and improvement process for internal control over financial reporting. If we are not able to correct material weaknesses or deficiencies in internal controls in a timely manner or otherwise comply with the requirements of Section 404 in a timely manner, our ability to record, process, summarize and report financial information accurately and within applicable time periods may be adversely affected and we could be subject to sanctions or investigations by the SEC, the Nasdaq Stock Market or other regulatory authorities as well as shareholder litigation which would require additional financial and management resources and could adversely affect the market price of our common stock. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.
Any failure to remediate the material weaknesses or otherwise develop or maintain effective controls or any difficulties encountered in their implementation or improvement could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in material misstatements of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to the listing requirements of the Nasdaq. For example, in connection with the identification of the material weakness described above, we were unable to file our Annual Report on Form 10-K by the deadline prescribed by the SEC and, as a result, we are currently not eligible to utilize a Form S-3 registration statement. Additionally, investors may lose confidence in our financial reporting and our stock price may decline as a result. In addition, perceptions of the Company among customers, suppliers, lenders, investors, securities analysts and others could also be adversely affected.
Risks Related to Our Business and Industry
Our limited history of selling battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.
Although we were incorporated in 2004, we only began delivering electric vehicles in 2010, and through March 31, 2023 had delivered over 1,050 electric transit buses. In the three months ended March 31, 2023 and 2022, we recognized $79.5 million and $58.6 million, respectively, in total revenue. In 2022, 2021 and 2020, we recognized $309.4 million, $242.9 million, and $196.9 million in total revenue, respectively. Since 2010, our product line has changed significantly, and our most recent transit bus model has only been in operation since 2020. Further, we started developing our battery technology in 2015 and did not begin battery pack production in any significant volume until 2017. We also have limited experience deploying our electric powertrain technology in vehicles other than electric transit buses. In 2018, we announced our software platform for connected vehicle intelligence, which we now refer to as our Valence (formerly called APEX) fleet and energy management software-as-a-service platform, which has only had beta customers until recently; we just relaunched the platform as Valence in 2022. Our energy services, which includes fleet planning, charging infrastructure and related energy management services, only began generating limited revenue in 2019. We began providing integrated charging solutions in 2019 and have only begun sourcing our new charging hardware from a new partner in 2020, with our first deliveries occurring in 2021.
As a result, we have a limited operating history upon which to evaluate our business and future prospects, which subjects us to a number of risks and uncertainties, including our ability to plan for and predict future growth. Our limited operating experience is particularly concentrated in our Proterra Transit line of business, and that limited experience may not prove to be relevant to Proterra Powered and Proterra Energy. As a result, the operating history of Proterra Transit may not prove to be predictive of the success of Proterra Powered and Proterra Energy.
Moreover, because of the limited deployment of our products and services to date and our focus on electric transit buses, defects or other problems with our products or industry-wide setbacks that impact the electric vehicle market may disproportionately impact our ability to attract additional customers or sell to existing customers, and harm our brand and reputation relative to larger, more established vehicle manufacturers that have a longer operating history and investments in more than one technology. We have encountered and expect to continue to encounter risks and difficulties experienced by growing companies in rapidly developing and changing industries, including challenges related to achieving market acceptance of our existing and future products and services, competing against companies with greater financial and technical resources, competing against entrenched incumbent competitors that have long-standing relationships with our prospective customers in the commercial vehicle market, including the public transit market and other transportation markets, recruiting and retaining qualified employees, and making use of our limited resources. We cannot ensure that we will be successful in addressing these and other challenges that we may face in the future, and our business may be adversely affected if we do not manage these risks appropriately. As a result, we may not attain sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period, or at all.
We have a history of net losses, have experienced rapid growth and anticipate increasing our operating expenses in the future, and may not achieve or sustain positive gross margin or profitability in the future.
We incurred net losses of $244.0 million in the three months ended March 31, 2023, $238.0 million, $250.0 million, and $127.0 million in 2022, 2021, and 2020, respectively, and we expect to incur net losses for the foreseeable future. As of March 31, 2023, we had an accumulated deficit of $1.3 billion. We expect to make significant expenditures related to the development and expansion of our business, including: making new capital investments and continuing investments in our electric powertrain, including advancements in our battery technology and high voltage systems; hiring and retaining qualified employees; adding additional production lines or production shifts in our manufacturing facilities; building new manufacturing facilities; expanding our software offerings; expanding our business into new markets and geographies; research and development in new product and service categories; and in connection with legal, accounting, and other administrative expenses related to operating as a public company.
We have also experienced rapid growth in recent periods. For example, our number of employees has increased significantly over the last few years, from 492 full-time employees as of December 31, 2018 to 1,057 full-time employees as of March 31, 2023 (reflecting the workforce reduction implemented in the first quarter of 2023). On January 13, 2023, we approved a plan designed to improve operational efficiency, including reducing our workforce by approximately 25% and closing our City of Industry facility. We will move manufacturing from our City of Industry facility to our existing facilities in South Carolina. In transitioning manufacturing facilities, we may experience delays and disruptions in our manufacturing and production activities. We also expect to continue to hire new employees, particularly for our manufacturing facilities in South Carolina. Managing our growth has and will place significant demands on our management as well as on our administrative, operational, legal and financial resources. To manage our growth effectively, we must continue to improve and expand our infrastructure, including our information technology, financial, legal, compliance and administrative systems and controls. We must also continue to effectively and efficiently manage our employees, operations, finances, research and development, and capital investments.
All of these efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. While our revenue has grown in recent periods, our operating expenses have also increased significantly. If our revenue declines or fails to grow at a rate faster than increases in our operating expenses, or we are unable to increase gross margin, whether through reducing the cost of production or increasing sales, we would not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, that we will be able to sustain profitability.
Our operating results have fluctuated and may fluctuate from quarter to quarter, which makes our future results difficult to predict.
Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Our revenue recognition with respect to electric transit buses and charging systems depends on the timing of delivery and customer acceptance. Large order sizes may result in a significant number of electric transit buses or charging systems being accepted or rejected at one time, which could disproportionately impact revenue recognition in a given quarter. Revenue for battery systems and electrification and charging solutions is less dependent on customer acceptance but can be unpredictable based on our customers’ ability to cancel within lead times. Additionally, we have a limited operating history, which makes it difficult to forecast our future results and subjects us to several risks and uncertainties, including our ability to plan for and anticipate future growth. As a result, our past quarterly operating results may not be reliable indicators of future performance, particularly in our rapidly evolving market.
Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:
•our ability to maintain and grow our customer base and to sell additional products to our existing customers;
•our ability to build a reputation as a manufacturer of quality battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses and to build trust and long-term relationships with customers;
•the effects of ongoing macroeconomic conditions, particularly with respect to funding for state and federal transit programs and reduced operating revenue from reduced passenger levels, and the effect on our suppliers and customers;
•the amount of funding appropriated annually for state and federal transit programs and the amount and timing of government funding programs for electric vehicles;
•our ability to deliver our products as planned to meet our revenue goals and avoid liquidated damages within certain contracts, which may depend on factors such as supply shortages of components and component quality issues, customer configuration, manufacturing, or shipping delays, our ability to manage logistics, and to accurately forecast inventory and labor requirements;
•the mix of order size for transit bus orders, and variations in profit margins for each contract, which may affect our overall gross margin in any particular period;
•fluctuations in the cost and availability of raw materials, including as a result of tariffs and other trade restrictions;
•cancellations or modifications of awards or orders by our customers;
•our ability to design and produce safe, reliable, and quality products on an ongoing basis;
•the cost of materials used in our products;
•levels of warranty claims or estimated costs of warranty claims and vehicle or equipment recalls;
•our ability to distinguish ourselves from competitors in our industry by developing and offering competitive products, effectively partner with manufacturers in adjacent markets and respond to competitive developments, including the introduction of new battery systems, electrification and charging solutions, fleet and energy management software or electric transit buses and pricing changes by our competitors;
•our ability to promote the adoption of electric vehicles over other fuel solutions such as diesel-hybrid, hybrid, or compressed natural gas vehicles or battery electric fuel cell vehicles;
•the success and timing of our strategic relationships to enter adjacent markets;
•pricing pressure as a result of competition or otherwise;
•our ability to implement cost reduction measures;
•buying patterns of customers, and the procurement schedules of our current and prospective customers in the public transit market, school bus market, and other commercial vehicle markets;
•current and evolving industry standards and government regulations that impact our business at the federal, state, and local level, particularly in the areas of product safety and rules of origin such as Buy America,

Buy American, and provincial Canadian Content regulations, and competitive bidding regulations at the federal, state and local level for electric transit buses;
•the timing of testing by, and the ability of our buses to pass, the FTA’s federal bus testing program;
•delays or disruptions in our supply, manufacturing, or distribution chain, including insolvency, credit, or other difficulties confronting our key suppliers;
•our ability to effectively manage the length and complexity of our sales cycles;
•the mix of financing alternatives that we offer and our customers choose to utilize;
•our ability to continuously improve our product without obsoleting inventory or production tooling;
•litigation, adverse judgments, settlements, or other litigation-related costs;
•timing of stock-based compensation expense; and
•general economic and political conditions and government regulations in the United States and Canada and the countries where we may expand in the future, macroeconomic such as the COVID-19 pandemic, rising inflation and interest rates, uncertain credit and global financial markets, recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, supply chain disruption and geopolitical conditions, including the conflict between Russia and Ukraine and related sanctions.
The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
Further increases in costs, disruption of supply, or shortage of materials, particularly lithium-ion cells, wiring harnesses, and drivetrain components could continue to harm our business.
We may experience, and have continued to experience, increases in the cost of, or a sustained interruption in the supply of or shortage of materials necessary for, the production, maintenance and service of our transit buses, battery systems, electrification and charging solutions, fleet and energy management systems, and related technologies. For example, our vehicle and equipment deliveries were impacted by constraints and inefficiencies in production driven by shortages in component parts, particularly resin for connectors, wiring harnesses, and certain drivetrain components, resulting in part from global supply chain disruptions. In the past, these delays have caused temporary shutdowns of our production lines, and have caused delays in production and incremental shipping costs for air freight. Further, if suppliers impose unfavorable credit terms or impose more onerous terms on us, such as requiring cash payments prior to parts delivery, as a result of our current financial condition, this could restrict our ability to secure parts and limit our production. Any such increases in cost, including due to inflation, supply interruption, materials shortages, or an increase in freight and logistics costs, our unfavorable credit terms with suppliers could adversely impact our business, prospects, financial condition and operating results.
Our suppliers also use various materials, including aluminum, carbon fiber, lithium, cobalt, nickel, copper and neodymium. The prices and supply of these materials have and may fluctuate, depending on market conditions, geopolitical risks, fluctuations in currency exchange rates, and global supply and demand for these materials. Our contracts do not all have mechanisms in place that allow us to raise prices to the end customer due to inflation or other material cost increases. If we are not able to raise our prices to our end customers, inflationary pressures and other material cost increases could, in turn, negatively impact our operating results.
Moreover, we are subject to risks and uncertainties associated with changing economic, political, and other conditions in foreign countries. Unavailability or delay of imports from our suppliers have caused and may in the future cause interruptions in our supply chain and increase our costs of procurement. Consequently, we may experience increased competition for materials, which could further increase the cost to us of sourcing materials and negatively impact our ability to source parts from our current suppliers and from identifying and working with new suppliers.
Our business is dependent on reliable availability of lithium-ion cells for our battery packs. While we believe other sources of lithium-ion cells will be available for our battery packs, to date, we have only used one supplier for lithium-ion cells for the battery packs used in commercial applications for our Proterra Transit and Proterra Powered customers. As we increase battery pack production, there is no guarantee that our current cell supplier will be able to supply the volume that we will require to meet growing demand. Battery cell demand continues to increase across vehicle segments including passenger car, and new incentives and tax credits under the Inflation Reduction Act, which became law in August 2022, may further accelerate demand and competition for cell supply. Any disruption in the supply of battery cells could disrupt production of our battery systems and electric transit buses until we are able to find a different supplier that can meet our specifications and production demands. Such disruption could have an adverse effect on our business, prospects, financial condition and operating results.
We expect raw material prices to be volatile for the foreseeable future due to inflation and continued global supply chain issues. While we believe our exposure to increased costs is no greater than the industry as a whole, our business and results of operations may be adversely affected if our efforts to mitigate their effects are unsuccessful. Substantial increases in the prices for our materials or prices charged to us, particularly those charged by lithium-ion cell suppliers or charger hardware providers, have and would increase our operating costs and have and could reduce our margins if we cannot recoup the increased costs through increased sale prices on our battery systems, vehicles or charging systems. Furthermore, fluctuations in fuel costs, or other economic conditions, may cause us to experience significant increases in freight charges and material costs. Additionally, because the negotiated price of an existing battery system, vehicle or charging system is established at the outset, we, rather than our customers, bear the economic risk of increases in the cost of materials. Moreover, any attempts to increase battery system, vehicle or charging system prices in response to increased material costs could increase the difficulty of selling our electric transit buses or battery systems at attractive prices to new and existing customers and lead to cancellations of customer orders. If we are unable to effectively manage our supply chain and respond to disruptions to our supply chain in a cost-efficient manner, we may fail to achieve the financial results we expect or that financial analysts and investors expect, and our business, prospects, financial condition and operating results may be adversely affected.
Our recent workforce reduction and planned closure of our City of Industry facility may not be as successful as anticipated and may not improve overall efficiency.
On January 20, 2023, we implemented a reduction-in-force and announced the planned closure of our City of Industry facility by December 31, 2023. While we believe this will improve operational efficiency and expect to realize cost reductions, we may not be able to realize the full benefits within the anticipated time frame, or at all. We may also incur other charges, costs, future cash expenditures or impairments not currently contemplated due to events that may occur as a result of, or in connection with the reduction in workforce and facility closure. Further, we may experience unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond our intended reduction-in-force, a reduction in morale among our remaining employees, and the risk that we may not achieve the anticipated benefits, all of which may have an adverse effect on our results of operations or financial condition.
While we have implemented, and intend to continue to implement, cost-reduction strategies in order to meet our goals, if we do not achieve expected savings or if operating costs increase as a result of investments in strategic initiatives, our total operating costs would be greater than anticipated. We may also incur substantial costs or cost overruns in utilizing and increasing our production capability, particularly if we build new battery production lines, and if we vertically integrate subsystem production into our manufacturing facilities. In addition, if we do not manage cost-reduction efforts properly, such efforts may affect the quality of our products and our ability to generate future revenue. Moreover, significant portions of our operating expenses are fixed costs that will neither increase nor decrease proportionately with revenue. In addition, we incur significant costs related to procuring the materials required to manufacture our battery systems, electrification and charging solutions, fleet and energy management systems and electric transit buses, as well as assembling electric transit buses and systems, and compensating our personnel. If we are not able to implement further cost-reduction efforts or reduce our fixed costs sufficiently in response to a decline in revenue, our business, prospects, financial condition, and operating results may be adversely affected.
Because many of the markets in which we compete are new and rapidly evolving, including possible consolidation of industry players, it is difficult to forecast long-term end-customer adoption rates and demand for our products, and our ability to meet demand for our products.
We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. There may be ongoing consolidation of industry players which could impact market demand for our products and competition for electrification solutions. For example, in October 2022 Nikola Corporation, a customer, completed an acquisition of Romeo Power, a competitor. Commercial vehicle battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies, represent complex products and services. Because these automotive systems depend on technology from many companies, commercialization of commercial vehicle electrification products could be delayed or impaired due to unavailability of technology or integration challenges inherent in the use of multiple vendors in commercial vehicle production. Although we currently have contracts with several commercial customers, these companies may not be able to implement our technology immediately, or at all. Some of our commercial customers are emerging companies that may not be able to commercialize their products on the production timelines they contemplated when entering into a contract with us, or at all. In 2022, we renegotiated production volumes and minimum order penalties for some customers, and any future inability of customers to meet contract commitments could adversely affect our business and financial results.
In addition, regulatory, safety or reliability requirements, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth. Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, our products may not compete as effectively, if at all. It is also possible that we may not be able to meet demand, and lose customer or prospective customer confidence as a result and lose business to competitors. In the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of the markets in which we operate. If demand does not develop or if we cannot accurately forecast customer demand, the size of our markets, or our future financial results, our business, prospects, financial condition, and operating results could be adversely affected.
If our battery systems, electrification and charging solutions, electric transit buses, fleet and energy management software, or other products have product defects and if our customer service is not effective in addressing customer concerns, our ability to develop, market and sell our products and services could be harmed.
Our battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses have in the past contained, and may in the future contain, product defects. Due to the limited deployment of our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies, there may be latent problems with our products that have not yet been discovered.
We have in the past found defects in our battery systems, electric transit buses, and charging systems. We may in the future find additional design and manufacturing defects that cause our products to require repair or not perform as expected. While we perform our own and in some cases third-party testing on the products we manufacture, we currently have a limited amount of customer operating experience with our battery systems, drivetrains, high-voltage systems, electric transit buses, software systems, and charging solutions by which to evaluate detailed long-term quality, reliability, durability, and performance characteristics of these products and solutions. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to or operation by customers. Our efforts to remedy any issues may not be timely, may hamper production, or may not be satisfactory to our customers. Further, our business has grown rapidly in recent periods, and we may not be able to scale our service organization or partner with an existing service network quickly enough to satisfactorily provide timely customer service and address product defects, customer complaints, and warranty issues, which could result in customer dissatisfaction and negatively impact further sales.

Any product defects, delays, or legal restrictions on our products, or other failure of our products to perform as expected could harm our reputation, negatively impact our ability to market and sell our products, and result in delivery delays, product recalls, product liability claims, customer contract terminations, adverse regulatory actions, and significant warranty and other expenses, and could have an adverse effect on our business, prospects, financial condition, and operating results.
Our battery packs use of lithium-ion cells, which have been observed to catch fire, and our charging solutions operate at high voltages which may cause concerns regarding the use of battery systems, electrification and charging solutions and fleet and energy management software in public transit and other commercial vehicles.
The battery packs that we produce make use of lithium-ion cells. On rare occasions, it is possible for lithium-ion cells to rapidly release contained energy by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Highly publicized incidents of laptop computers and cell phones containing lithium-ion batteries bursting into flames have focused consumer attention on the safety of these cells. Fires have also been reported in electric cars and transit buses using lithium-ion batteries, including one of our transit buses. These events have raised questions about the suitability of using lithium-ion cells for commercial vehicle applications.
Despite the safety features that we design into our battery packs, there has been, and could be a failure of the battery packs in our buses or battery packs that we may produce for third parties. In November 2022, we experienced the first known fire on a Proterra transit bus that involved our proprietary battery system. There were no injuries and no known property damage, other than to exterior parts of the bus near the thermal event and the involved battery pack. After investigation we issued a recall for a limited number of battery packs. Incidents such as the November 2022 event could subject us to lawsuits, product recalls, cancelled contracts, lost customers, and potentially slow market adoption of our electric transit buses by transit authorities and our technologies by other customers. Also, negative public perceptions regarding the suitability of lithium-ion cells for commercial vehicle applications or any future incident involving lithium-ion cells, such as a vehicle or other fires, particularly public transit vehicle incidents, even if unrelated to our products, could have an adverse effect on our business, prospects, financial condition, and operating results.
In addition to thermal risk related to battery packs, related accessories and ancillary products could also be subject to similar safety concerns and risks as a result of the high voltage they carry and transmit. Our charging solutions also operate at high voltages and charging equipment must be properly maintained. In the past, our legacy single blade chargers have experienced charger fires which caused damage to the chargers and the bus. In particular, we experienced four such thermal incidents related to our legacy overhead single blade chargers over 2019 and 2020, including one incident in which a charger was completely destroyed. While none of these events resulted in personal injury or significant property damage to the bus or other property, it is possible that other such or related incidents could occur in the future, or that such thermal discharge could result in personal injury or property damage.
We also store a significant number of lithium-ion cells and design, test, and produce battery modules and packs at our manufacturing facilities and other locations. While we have implemented safety procedures for handling cells, we may experience a safety issue or fire related to the cells. Once we ship our customers battery systems, those systems are out of immediate control. Any mishandling of battery systems or equipment failures in our operations or in our customers operations may cause accidents that could potentially harm our employees or third parties or result in disruptions to our business or our customers’ business. While we have implemented safety procedures and require our customers to implement safety procedures, we or our customers could experience a safety issue or fire which could disrupt operations or cause injuries and could have an adverse effect on our business, prospects, financial condition, and operating results.
Defects in the materials or workmanship of our composite bus bodies could harm our reputation, expose us to product warranty or other liability claims, decrease demand for our buses, or materially harm existing or prospective customer relationships.
We are one of a small number of transit bus manufacturers to use a composite unibody for our electric transit buses. In the past, we have sourced composite bus bodies from three suppliers, and now use only one supplier.

Defects in the composite body, including non-structural concerns, whether caused by design, engineering, materials, manufacturing errors, or deficiencies in manufacturing or quality control processes at our suppliers, are an inherent risk in manufacturing technically advanced products for new applications. We offer our customers a twelve-year warranty on the composite bus body structure and bear the risk of possible defects. We have experienced defects in some bus bodies and have had to make repairs. For example, in October 2018 we discovered cracking in the wheel wells on some of our buses which required us to repair these defects under our warranty and will increase our field and customer service costs. In addition, in 2020 and 2021, we discovered a manufacturing quality issue that required us to repair laminate cracks that occurred near door frames of certain customer buses, and we expect that we will have to make more of these types of repairs. In 2020, we filed a recall related to the attachment of a torque limiter plate to the composite bus body that did not have proper adhesive application and could compromise the steering gear box and steering of the vehicle. In 2022, we voluntarily filed a new recall on the same issue for a new population of buses. Certain customers have experienced superficial cracking in the exterior gel coat or skin coat of the composite body which has caused certain customers to remove buses from revenue service and required us to develop inspection criteria and repair protocols, when applicable. We have also had to address vehicle inspection guidelines that are designed for metal frame buses with chassis and are not necessarily applicable to composite unibody architecture. Though these defects have not materially impacted us to date, we expect to continue to address these issues, and these defects or future defects with our advanced body materials whether structural or not may harm our existing and prospective customer relationships, damage our brand, and result in a reduction of awards, customer contract terminations, adverse regulatory actions, increased warranty claims, product liability claims and other damages.
Our most recent business expansion with Proterra Powered and Proterra Energy may not be as successful as anticipated, may not attract the customers and business partners we expect, and the assumptions underlying the growth prospects of these businesses may not prove to be accurate.
We have recently introduced and, in the future may introduce, new services and products that our customers and prospective customers may not utilize to the extent we anticipate or at all. For example, Proterra Powered and Proterra Energy products and services are designed to simplify the complexities of electric vehicle energy delivery and the deployment of large electric vehicle fleets for our customers. Through these businesses, we offer to design, build, finance, operate, and maintain the energy ecosystem that we believe to be required to power commercial electric vehicles. We have made, and will continue to be required to make, significant investments to scale these businesses, but we cannot be certain that such investments will be successful or meet the needs of our customers. Moreover, even if our customers use these services, we may encounter new challenges related to the delivery of energy solutions and competition from companies that may be better positioned to provide energy management services. If we invest in services or products that are not adopted by our customers or fail to invest in new services and products that meet the needs of our customers, our business, prospects, financial condition, and operating results could be adversely affected. In addition, we have limited history operating these businesses and providing the products and services they offer. There can be no assurances that these products and services will be accepted by our customers, or that we will effectively be able to market and sell them to existing customers, especially our transit customers who comprise the vast majority of our current revenues. Further, the limited experience we have acquired operating Proterra Transit may not prove to be applicable to Proterra Powered and Proterra Energy.
We expect Proterra Powered and Proterra Energy product lines to account for a growing percentage of our revenue in the future, and it is possible that certain assumptions underlying the launch of these businesses are subsequently determined to be inaccurate, such as assumptions regarding the growing adoption of electrification by commercial vehicle manufacturers and their customers in general; the attractiveness of our products and services to OEMs that would use our battery systems, electric drivetrains, high-voltage systems, vehicle controls, telemetry gateways, charging solutions, software and telematics platforms and related technologies in their electric transit buses or elsewhere; government and regulatory initiatives and directives impacting the adoption of electrification technologies for commercial vehicle applications; and the overall reliance by enterprises on commercial vehicles and the demand for medium- and heavy-duty trucks in the future.

We face intense and increasing competition in the transit bus market and may not be able to compete successfully against current and future competitors, which could adversely affect our business, revenue growth, and market share.
The transit bus industry is relationship driven and dominated by incumbent companies that have served their respective markets longer than we have. In the transit bus industry, our main sources of competition are incumbent transit vehicle integrators that have served our market with legacy diesel, diesel-hybrid and compressed natural gas products for many years, such as NFI Group Inc., Gillig Corporation, and Nova Bus Company; BYD Company Ltd., a Chinese company that offers an array of vehicles and other products, including electric transit vehicles; and new entrants and companies in adjacent markets, including other vehicle manufacturers that have entered or are reported to have plans to enter the transit bus market.
In the transit bus industry, electric bus procurements still represent a minority of annual transit bus purchases. As the number of electric bus OEMs increases, we may not be able to maintain our leading market position in North America. We also may not be successful in competing against incumbent competitors that have longer histories of serving the transit bus market and established track records of service, or with much larger, well-funded companies that choose to invest in the electric transit bus market. As more established bus companies develop their electric vehicle or competing zero-emission solutions, their long history in the transit sector could prove to be a competitive advantage which may have a negative impact on our ability to compete with them. Moreover, our competitors that also manufacture diesel-hybrid and compressed natural gas vehicles may have an advantage with their existing and prospective customers that are interested in exploring diesel alternatives without committing to electric vehicles or to pursue a gradual electrification strategy with the same manufacturer. Additionally, these competitors have more experience with the procurement process of public transit authorities, including bid protests. Competitors, potential customers, or regulators may also make claims that our electric transit buses or competitive bid activity are not in compliance with laws, regulatory requirements, or industry standards, which may impact our ability to sell our electric transit buses and to compete successfully for current and future customers. Actions by competitors may have consequences for future business or effects that we have not anticipated on other future opportunities.
We face intense and increasing competition in the commercial vehicle electrification market and may not be able to compete successfully against current and future competitors, which could adversely affect our business, revenue growth, and market share.
The electric powertrain, electric commercial vehicle and charging solutions industries are highly competitive. We may not be successful in competing against companies in the battery systems, electric powertrain, charging solutions and related industries who may have more resources than we do or who are able to produce products and deliver services that are perceived by the market to be superior to ours. Global battery makers in particular may be able to leverage their superior scale and access to capital to sell their products more effectively to potential customers and may be further incentivized to compete with us in the North American market to take advantage of new incentives and tax credits for commercial vehicle electrification in the Inflation Reduction Act, which became law in August 2022. We may also face competitive pressure from incumbent vehicle producers that decide to enter the battery system or electric powertrain business, or vertically integrate their supply chain, and that are able to leverage their superior resources and capital to produce products that perform or are priced competitively when compared to our own.
In the battery system and electric powertrain industry, our main sources of competition include large Chinese battery suppliers such as CATL; incumbent tier one automotive suppliers that are developing electric powertrain alternatives to internal combustion engines, such as Cummins, Allison Transmission, BorgWarner and Dana; and commercial vehicle manufacturers that are developing or may develop their own internal electric powertrain solutions for their vehicles including large automotive companies, such as Daimler Truck Group and Volvo Group. In the future, incumbents and new companies offering competing zero emission solutions such as fuel cell electric vehicles may also become significant competitors.
In the charging solutions industry, our main sources of competition are incumbent charging solutions providers that develop charging solutions for commercial vehicles such as Siemens, ABB, Heliox, ChargePoint and Rhombus;

and software companies that offer charging management solutions and can partner with hardware providers to provide complete solutions to end customers.
These competitors may have greater financial, technical, manufacturing, marketing, sales, and other resources than we do, and may have more experience and ability to devote greater resources to designing, developing, testing, manufacturing, distributing, deploying, promoting, selling or supporting battery systems, electrification and charging solutions, fleet and energy management software, and related technologies. Similarly, our principal competitors that also design, test, manufacture and deploy battery systems, electrification and charging solutions, fleet and energy management systems and related technologies for passenger vehicles may have a competitive advantage, through their established distribution and service networks for legacy vehicle technology, brand recognition and market acceptance of their products and services, and perceived reliability or popularity, all of which could be attractive to prospective partners and manufacturers that are exploring commercial vehicle electrification alternatives. As a result, our current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements, or devote greater resources than we can to the development, promotion, distribution and sale of their products and services. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. As the market for commercial electric vehicles grows and battery systems, electrification and charging solutions, fleet and energy management software, and related technologies gain wider adoption, we expect that additional specialized providers of battery systems, electric powertrain technology, charging infrastructure, and related software solutions and related technologies will enter the markets that we address and that larger competitors could more effectively sell their offerings.
In addition, we developed our battery system and powertrain systems and related components to be compliant with “Buy America” regulations applicable to the transit business, which means that we may have higher costs to procure components, and design, test and manufacture such products in the United States than competitors that are not compliant with Buy America or similar regulations. Our competitors may be able to manufacture comparable or competitive products in more cost-effective jurisdictions and import them to the United States at prices lower than ours, which competition could cause us to lose market share or compel us to reduce prices for goods or services to remain competitive, which could result in reduced sales and revenue in industry segments that are not subject to Buy America or similar regulation. The production of battery systems, electrification and charging solutions, fleet and energy management systems, and related technologies in China, where production costs are lower and where the development of such technologies could be subsidized by the state, could negatively impact our competitive profile by presenting our customers and partners a more cost-effective alternative to our products and services, which could result in reduced sales and revenue and loss of market share or compel us to reduce prices for goods or services to remain competitive.
Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future suppliers or business partners. By doing so, these competitors may increase their ability to meet the needs of our customers or potential customers. These developments could limit our ability to generate revenue from existing and new customers. If we are unable to compete successfully against current and future competitors, our business, prospects, financial condition, and operating results would be adversely affected.
Our suppliers have and may fail in the future to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these suppliers effectively.
Some of our products contain thousands of parts that we purchase from hundreds of mostly single-source direct suppliers, generally without long-term supply agreements. This exposes us to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics and its related disruption of global supply chains, particularly in the industrial sector, and other factors beyond our or our suppliers’ control could also affect these suppliers’ ability to deliver components to us or to remain solvent and operational. Single source suppliers provide us with a number of components that are required for manufacturing of our current products, including our composite bus bodies. If a single source supplier was to go out of business, we might be unable to find a replacement for such source in a timely manner, or at all. If a single source supplier were to be acquired by a competitor, that competitor may elect not to sell to us in the future. We have experienced and continue to experience component shortages and delays, including wiring harnesses. In the fourth quarter of 2022, difficulty sourcing wiring harnesses from a vendor resulted in our production delays and fewer buses delivered in that quarter. In the first quarter of 2023, we experienced a shortage in certain components used to complete our battery packs, temporarily idling our manufacturing lines in City of Industry. The unavailability of any component or supplier has in the past, and could in the future result in production delays, idle manufacturing facilities, require product design changes, cause loss of access to important technology and tools for producing and supporting our products, and create delays in providing replacement parts to our customers. We have also experienced delays in sourcing replacement parts for some of our oldest transit buses in customer fleets, which has led to customer dissatisfaction and buses being out of service for lengthy periods while awaiting replacement parts.
Moreover, significant increases in our production, or product design changes made by us have required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not be able to sustainably meet our timelines or our cost, quality and volume needs, or may increase prices to do so, requiring us to replace them with other sources. Our supply for battery cells and other raw materials is critical in allowing us to scale our operations and meet our growth profitability and cash flow targets, such that any supply delay or vulnerability in the battery cell supply chain could alter our growth plans. Further, we have limited manufacturing experience and we may experience issues increasing the level of localized procurement at our current or future facilities. While we have to date secured additional or alternate sources or developed our own replacements for many of our components, and we believe that we will be able to continue to do so, there is no assurance that we will be able to do so quickly or at all, particularly with highly customized components. Additionally, we may be unsuccessful in our continuous efforts to negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, source less expensive suppliers for certain parts, and redesign certain parts to make them less expensive to produce. Any of these occurrences may harm our business, prospects, financial condition and operating results.
As the scale of our production increases, we will also need to accurately forecast, purchase, warehouse and transport components at high volumes to our manufacturing facilities across the United States. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.
Our dependence on a limited number of suppliers introduces significant risk that could have adverse effects on our financial condition and operating results.
We are a relatively low-volume producer of battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses, and related technologies, and do not have significant purchasing power with suppliers in the electric vehicle market for many components of our products, including batteries, drivetrains, high-voltage systems and electric transit buses. As a result, suppliers and other third parties may be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Larger suppliers have in the past and may in the future require minimum order quantities from us, which can expose us to liquidated damages or substantial penalties. For example, in 2022, we incurred nearly $8 million in penalties owed to our bus body supplier.
To build and maintain our business and obtain favorable contract terms, we must maintain our suppliers’ and other vendors’ confidence in our stability, liquidity, and business prospects. Maintaining such confidence may be complicated by certain factors, such as our limited operating history, suppliers’ unfamiliarity with our products, competition, and uncertainty regarding the future of commercial vehicle electrification. Some of these factors are outside of our control and any negative perception about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to contract with suppliers on favorable terms. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of those relationships, some suppliers may choose to limit or terminate their relationship with us.
In addition, with respect to our battery manufacturing operations that supports Proterra Transit and Proterra Powered, our battery production volumes are relatively small and we are currently sole sourcing key components from select suppliers, such as LG Energy Solution, for the lithium-ion cells that we use to manufacture our battery packs and other sole source suppliers for key elements of the battery pack. Disruptions in production may result if we had to replace any of these sole source suppliers on short notice. As we increase battery production volumes, if our current sole source suppliers cannot meet our demand for increased supply, we may find our ability to grow our business constrained if there are not alternative sources of supply that we can secure in a timely fashion, or at all.
With respect to our transit business, we have few long-term agreements with suppliers and typically purchase supplies on an order-by-order basis depending on the material requirements to build customers’ buses. In many cases, we rely on a small group of suppliers, many of which are single-source suppliers, to provide us with components for our products, such as our bus body, which we sole source from TPI Composites Inc, and components of our drivetrains. Moreover, transit bus customers have specified a certain supplier for components, such as its preferred seating or heating, ventilation, and air conditioning units, and we are then beholden to that specified supplier’s terms and delivery schedule. While we obtain components from multiple sources when that is a viable alternative, certain components used in our electric transit buses, such as bus bodies sourced from TPI Composites, must be custom made for us. In 2022 and into early 2023 we sourced wiring harnesses for our transit and powertrain products largely from one vendor that has experienced challenges and financial instability in its business, which created disruption in our supply and slowed our production.
If these suppliers become unwilling or unable to provide components, there may be few alternatives for supply of specific components, such as wiring harnesses, which may not be available to us on acceptable terms or favorable prices, or that meet our published specifications in a timely manner or at all. We have experienced in the past, may again experience delays while we qualify new suppliers and validate their components. In addition, replacing our sole source suppliers may require us to reengineer our products, which could be time consuming and costly.
Our reliance on a small group of sole-source suppliers as well as certain suppliers specifically chosen by customers creates multiple potential sources of delivery failure or component shortages for the production of our products. As a result, we have in the past, and may be required to in the future renegotiate our existing agreements with our suppliers, potentially with less favorable terms, and incur additional costs associated with the production. In the past, we have experienced delays related to supply shortages, including, most recently, as a result of the global supply chain disruptions related to the continuing impacts of the macroeconomics conditions, and untimely or unsatisfactory delivery of components, including cells, wiring harnesses and other drivetrain components, that have stalled production with respect to our electric transit buses and our battery systems. Moreover, although we continue to expend significant time and resources vetting and managing suppliers and sourcing alternatives, we may experience future interruptions in our supply chain. Failure by our suppliers to provide components for our electric transit buses, battery systems or other products has in the past, and could in the future, severely restrict our ability to manufacture our products and prevent us from fulfilling customer orders in a timely fashion, which could harm our relationships with our customers and result in contract fines, negative publicity, damage to our reputation, and adverse effects on our business, prospects, financial condition, and operating results.
We have been and may continue to be impacted by macroeconomic conditions, rising inflation rates, uncertain credit and global financial market, including recent and potential bank failures, supply chain disruption and geopolitical events, such as the conflict between Russia and Ukraine.
In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain, including downturns of economic displacement related to COVID-19 or other similar pandemics and the current conflict between Russia and Ukraine. Economic uncertainty and associated macroeconomic conditions, including high volatility and uncertainty in the capital markets including as a result of inflation and interest rate spikes and recent and potential disruptions in access to bank deposits or lending commitments due to bank failures, make it difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to slow spending on our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies, which could delay and lengthen sales cycles. Furthermore, during uncertain economic times our customers may face issues gaining timely access to sufficient funding, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results could be negatively impacted. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. In addition, there is a risk that our current or future suppliers, service providers, manufacturers or other partners may not survive such difficult economic times, which would directly affect our ability to attain our operating goals on schedule and on budget.
A significant downturn in economic activity, or general spending on transit or commercial vehicle electrification technologies, may cause our current or potential customers to react by reducing their capital and operating expenditures in general or by specifically reducing their spending on electric commercial vehicles and related technologies. In addition, our customers may delay or cancel projects to upgrade or replace existing vehicles in their fleets, or other projects to electrify commercial vehicle fleets, with our products or seek to lower their costs by renegotiating contracts. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.
Given the global nature of our supply chain and customer base, global political, economic, and other conditions, including geopolitical risks such as the current conflict between Russia and Ukraine and related sanctions, may adversely affect our business and results of operations in ways we cannot foresee at the outset. War and economic dislocations may spur recessions, economic downturns, slowing economic growth and social and political instability; commodity shortages, supply chain risks and price increases; instability in U.S. and global capital and credit markets which could impact us, our suppliers and customers; and currency exchange rate fluctuations among other impacts that adversely affect our business or results of operations.
We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or in any industry. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and operating results could be adversely affected.
Our transit business is significantly dependent on government funding for public transit, and the unavailability, reduction, or elimination of government economic incentives would have an adverse effect on our business, prospects, financial condition, and operating results.
Our principal transit customers are transit authorities that depend on government funding and programs authorized for public transportation under Title 49, Chapter 53 of the U.S. Code, and administered by the FTA, including Urbanized Area Formula Grants, Formula Grants for Rural Areas, the Capital Investment Program, and the Bus and Bus Facilities Program. The Fixing America’s Surface Transportation Act, or FAST Act, enacted in December 2015, allocated over $305 billion for highway, transit, and vehicle safety programs for the five-year period that ended on December 31, 2020. Among other programs, the FAST Act reinstated a competitive Bus and Bus Facilities Infrastructure Investment Program, which grew from $268 million in 2016 to $344 million in 2020, resulting in an 89% increase over the 2015 funding levels for buses and bus facilities. To date, a substantial majority of our customers have received funding through these FAST Act programs in order to purchase new electric transit buses. For example, in 2018, nearly 70% of transit agencies that ordered buses from us were recipients of grants through the Low or No Emission Vehicle Program. The Low or No Emission Vehicle Program has enabled public transit agencies to purchase electric transit buses when the upfront cost of the electric bus was significantly higher than legacy diesel buses and the technology was new to customers. On November 15, 2021, President Biden signed the Infrastructure and Investment Jobs Act (IIJA), also referred to as the “Bipartisan Infrastructure Law”, into law, reauthorizing surface transportation programs through the federal government’s fiscal year in 2026, increasing funding for transit focused programs and establishing additional funding opportunities for no and low emission vehicles at unprecedented levels of funding. In August 2022, the Inflation Reduction Act was signed into law, further expanding incentives for commercial zero emission vehicles including clean vehicle tax credits.
In addition to funding and incentives under the FAST Act and the Bipartisan Infrastructure Law, and the Inflation Reduction Act, certain states and cities offer vouchers for the purchase of electric buses, such as California’s Hybrid & Zero Emission Truck & Voucher Incentive Project, and the New York Truck Voucher

Incentive Program. These vouchers provide point-of-sale discounts to vehicle purchasers. Additionally, there are other state programs that help fund electric bus purchases, including California’s Transit and Intercity Rail Capital Program, which has been allocated a portion of California’s Cap-and-Trade funds annually. The California Low Carbon Fuel Standard, or LCFS, also enables transit agencies using electricity as a source of fuel to opt into the LCFS program and earn credits that can be monetized. While the value of these credits fluctuates, the credits may help to offset up to half of the fuel costs for our transit customers.
There can be no assurance that these programs will be reauthorized following expiration of their current terms, that other government funding programs will continue to be available at the current levels or at all in the future, or that new government funding programs will be adopted, including with respect to products and services that are currently or will in the future be offered by Proterra Powered and Proterra Energy. Uncertainty or delay in extending, renewing, or adopting these incentives beyond their current or future expiration dates could negatively impact our business because sales cycles for public and other transit customers are long and customers may be unwilling to adopt electric technology if supportive funding is not assured. For example, transit authorities have reduced order sizes in the past because of a decrease in available funding.
Available government funding and economic incentives are subject to change for a variety of reasons that are beyond our control, including budget and the policy initiatives and priorities of current and future administrations at the federal and state level. In addition, future government shutdowns may impact the availability and administration of government funding, which could adversely impact future bus orders and result in payment delays for existing orders. For example, we experienced payment delays from customers during the U.S. federal government shutdown in January 2019 related to the FTA’s inability to administer grant funding during the shutdown. If government support for adoption of electric vehicles and clean energy initiatives wanes, as it did during the Trump Administration, this could adversely affect the growth of the North American public transit electric bus market and the commercial electric vehicle market generally, and could have an adverse effect on our business, prospects, financial condition, and operating results.
Our future growth prospects depend upon the interest of commercial vehicle manufacturers in adopting our products and services that are designed to facilitate the electrification of commercial vehicles.
Our growth is highly dependent upon the adoption of our battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses by commercial vehicle manufacturers and OEMs, and their willingness to partner with us on the design, development, testing, manufacturing, distribution, deployment, promotion, sale, and support of our products. The market for commercial electric vehicles and electrification technologies is relatively new, rapidly evolving, and characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new product and vehicle announcements, and changing demands and behaviors of customers and potential partners. For example, in August 2022, the Inflation Reduction Act passed in the United States, adding unprecedented funding opportunities and tax credits for passenger car and commercial vehicle electrification, could make the United States an attractive market for vehicle electrification and increase competition as more industry players enter our core market. As a result, we spend resources educating our potential customers and partners on the benefits of adopting electric vehicle technology and engaging in lobbying efforts to promote clean energy initiatives that benefit our business activities.
Other factors that may influence the adoption of our commercial vehicle electrification technologies by manufacturers and OEMs include:
•perceptions about commercial electric vehicle performance, total cost of ownership, design, quality, cost and reliability that may be attributed to the use of advanced technology (in particular with respect to lithium-ion battery packs), especially if adverse events or accidents occur that are linked to the quality or safety of commercial electric vehicles;
•the amount and availability of federal, state, or other government funding and, in particular, the availability of economic incentives promoting fuel efficiency and alternate forms of energy, such as the Low or No

Emission Vehicle Program, the Advanced Technology Vehicle Manufacturing Loan Program and the tax credits in the Inflation Reduction Act;
•the range over which commercial electric vehicles may be driven on a single battery charge and the time it takes to recharge the batteries of these vehicles;
•the cost and feasibility of installing new charging infrastructure;
•concerns about electric grid capacity and reliability, the cost of electricity, and reliance of utilities on fossil fuels for electricity generation, which could derail our past and present efforts to promote commercial electric vehicles as a practical substitution for vehicles that require fossil fuels;
•the availability of alternative fuel vehicles, including diesel-hybrid and compressed natural gas vehicles, and battery electric fuel cell vehicles;
•improvements in the fuel economy of the internal combustion engine;
•perceptions about the impact of electric vehicles on the environment and the health and welfare of communities;
•perceptions about the use of electric batteries, sourcing of battery components, recyclability, and safe disposal of batteries;
•the availability of service for commercial electric vehicles;
•the environmental consciousness of corporations and public agencies;
•volatility in the cost of diesel fuel and oil;
•government regulations;
•social and political support for clean energy initiatives and commercial electric vehicles;
•perceptions about and the actual cost of alternative fuel vehicles; and
•macroeconomic factors.
Moreover, the willingness of commercial vehicle manufacturers and OEMs to embrace our battery systems, electrification and charging solutions, fleet and energy management software, and related technologies depends, in part, on the real or perceived reliability of these products and services, and their ability to provide complete electrification solutions to potential customers. Any lapse in quality, reliability or performance of any of these products or services could harm the perception of our other products and negatively impact the adoption of our products or services.
Any of the factors described above may cause current or potential customers not to purchase or adopt our products or services. If the market for commercial electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition, and operating results could be adversely affected.
The growth of our transit business is dependent upon the willingness of corporate and other public transportation providers to adopt and fund the purchase of electric vehicles for mass transit.
The growth of our transit business is highly dependent upon the adoption of electric transit buses for mass transit by corporate and public transportation providers. The market for electric transit buses is relatively new, rapidly evolving, and characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, and changing demands and behaviors of riders. As a result, we spend resources educating our potential customers on the benefits of adopting electric vehicle technology and engaging in lobbying efforts to promote clean energy initiatives.

The same factors described above that may influence the adoption of our commercial vehicle electrification technologies by manufacturers and OEMs, also may influence the adoption of electric transit buses by corporate and public transportation providers. Moreover, the willingness of corporate and public transportation providers to embrace electric transit buses depends, in part, on the willingness of users of public transportation to continue to use buses instead of alternative modes of transportation, including private car, rail, and ridesharing services including Uber, Lyft, and electric bikes and scooter services, on-demand shuttles and, in the future, autonomous vehicles. Bus ridership has been severely impacted by the COVID-19 pandemic and has been declining in large transportation markets, which may lead to fewer investments in electric transit buses in the long term.
Any of these factors may cause current or potential corporate and other public transit customers not to purchase our electric transit buses or use our services. If the market for electric vehicles for mass transit does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition, and operating results could be adversely affected.
If we fail to make the right investment decisions in our technologies and services, we may be at a competitive disadvantage.
Electrification of commercial vehicles is a relatively new field. We have invested significant resources into our technologies, including our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies. For example, we invested in a single-blade overhead charging system that we have deployed and must continue to support for transit customers, even though the industry has moved to other solutions such as overhead pantograph or plug-in charging which also have required, and may continue to require, new investments on our part. In the third quarter of 2022, we made a strategic equity investment in a privately held entity that we expect to manufacture LFP cells domestically for us in the future. However, there is no guarantee that this company will succeed in making cells to our specifications, that we will develop product using these cells, or that we will be successful introducing a product with these cells into the market. If we select and invest in technology or technology standards that are not widely adopted or invest in technologies that are not widely adopted by large customers who influence the industry in the future, we may not recover our investments in these technologies and may be at a competitive disadvantage, and our business, prospects, financial condition, and operating results could be adversely affected.
We have a long sales, production, and technology development cycle for new public transit customers, which may create fluctuations in whether and when revenue is recognized, may result in unfavorably priced contracts and may have an adverse effect on our business.
The vast majority of our current and historical sales are to transit agencies that do not procure electric transit buses every year. The complexity, expense, and nature of government procurement processes result in a lengthy customer acquisition and sales process. It can take us years to attract, obtain an award from, contract with, and recognize revenue from the sale of a vehicle to a new customer, if we are successful at all. We have in the past entered contracts with customers based on certain assumptions regarding the cost of production, but the buses were produced years after the award was made when costs were much higher and it was unprofitable to fulfil the order. In 2022, we negotiated with several customers to make adjustments in pricing to acknowledge inflation but were not always successful. With long contract cycles we may continue to face this risk in the future even with contract terms that allow for inflation adjustments.
Before awarding an order for electric transit buses, transit agencies generally conduct a comprehensive and competitive proposal process based on a variety of criteria, including technical requirements, reliability, reputation, and price. Even if we are awarded an order, the actual realization and timing of revenue is subject to various contingencies, many of which are beyond our control, including the customer’s interpretation of technical or performance requirements for acceptance, timing and conditions of customer acceptance, and the customer’s reduction, modification, or termination of an order. A customer is not obligated to purchase the electric transit buses and may cancel or modify an award prior to entering into a contract with us. We have in the past, and may in the future, experience customer cancellations or modifications of awards. Customers have in the past , and customers may in the future cancel or modify an award for a variety of reasons, including as a result of improvements in our technology or the technology of our competitors between the dates of award and signed contract, or as the result of a successful bid protest.
Our sales and production cycle for a transit customer can be a long and time-consuming process. The initial sales process from first engagement to award typically ranges from 6 to 18 months. The award of a proposal is typically followed by a pre-production process where the design and specifications of the customized buses are mutually agreed and we negotiate a final contract and purchase order with our customer. Procurement of parts and production typically follow this final agreement between us and the customer. Once a bus is fully manufactured, the customer typically performs a final inspection and determines whether to accept delivery of the bus, at which time we recognize revenue on the sale. In other cases, revenue is recognized upon acceptance by the customer, typically by signing an acceptance document, which can cause delay in revenue recognition. The length of time between a customer award and vehicle acceptance typically varies between 12 and 24 months, depending on product availability, production capacity, and the pre-delivery and post-delivery inspection process by the customer which has in the past resulted in additional changes to the transit bus after manufacturing completion, re-works, further product validation and acceptance periods, and additional costs to us that we may not be able to recover. Consequently, we have in the past, and we may continue to invest significant resources and incur substantial expenses before a customer accepts a bus order and these expenses may not be recovered at all if a customer does not accept the completed bus, the bus requires costly modifications, or we extend additional warranties. For instance, we create a bill of materials and obtain the appropriate parts for each customized bus for a customer, which can result in excessive inventory risk if a customer changes or cancels the order. In addition, we may devote significant management effort to develop potential relationships that do not result in bus orders, acceptance of the bus as delivered, and the corresponding recognition of revenue, and the diversion of that effort may prevent us from pursuing other opportunities. As a result, our long sales and development cycle may subject us to significant risks that could have an adverse effect our business, prospects, financial condition, and operating results.
If we are unable to attract new customers and expand sales to existing customers, our revenue growth could be slower than we expect and our business would be adversely affected.
Our ability to achieve significant future revenue will depend in large part upon our ability both to attract new customers and to expand our sales to existing customers, including sales of Proterra Powered and Proterra Energy products and services to current and future customers, including Proterra Transit customers. If we fail to attract new customers or fail to maintain and expand our customer relationships, our business would be adversely affected. For example, if our existing transit customers do not expand their orders, our revenue may grow more slowly than expected, may not grow at all, or may decline. Additionally, we have a small direct sales force for each part of our business. We plan to continue expanding our sales efforts, but we cannot be assured that our efforts will result in sales to new customers, or increased sales to existing customers, with respect to our Proterra Powered, Proterra Transit or Proterra Energy offerings. Further, given the small size of our sales team, losing a member of our team may adversely affect our sales efforts with existing or potential new customers. If our efforts to expand sales to our existing customers are not successful, our existing customers do not continue to purchase additional products and services, or we are unable to attract new customers, our business, prospects, financial condition, and operating results would be adversely affected.
We could incur material losses and costs from product warranty claims, recalls, or remediation of electric transit buses for real or perceived deficiencies or from customer satisfaction campaigns.
We provide warranties on our Proterra Transit, Proterra Powered and Proterra Energy hardware products and process warranty claims in the ordinary course of our business. Warranty estimates are inherently uncertain and changes to our historical or projected experience, especially with respect to new battery systems, electrification and charging solutions, fleet and energy management systems or other vehicle technologies, may cause material changes to our warranty reserves in the future. If our warranty reserves are inadequate to cover future warranty claims on our products, our business, prospects, financial condition, and operating results could be adversely affected. In addition, we may also choose to upgrade parts or systems across an entire vehicle fleet or electric drivetrain product line for our own service or customer satisfaction needs, which may result in unforeseen costs.

We provide a limited warranty to customers on battery systems, electric transit buses and charging systems. The limited warranty ranges from one to twelve years depending on the components. Specifically, under the fleet defect provisions included in some transit bus purchase contracts, we are required to establish proactive programs to prevent the re-occurrence of defects in electric transit buses delivered under the contract if the same defect occurs in more than a specified percentage of the fleet within the base warranty period following delivery of the electric transit bus. We calculate an estimate of these costs into each of our contracts based on our historical experience and technical expectations. Warranty reserves include management’s best estimate of the projected costs to repair or to replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency, and costs of future claims.
Because of the short operating history of our current product line, we have had limited data upon which to base our warranty expense estimates. Also, although we may offer customers lengthy warranties, our ability to recover warranty claims from underlying suppliers may be limited to a shorter period by contract. We are currently aware of warranty claims on certain transit bus structures and components which may result in material warranty costs. For example, we have received warranty claims related to cracked wheel wells and rear door framing in our buses and failures with third-party charging systems installed by us that did not meet customer specifications.
We are potentially subject to recalls of our products to cure real or perceived manufacturing defects or if we fail to comply with applicable U.S. Federal Motor Vehicle Safety Standards, or FMVSS. We have filed voluntary recalls with the United States National Highway Transportation Safety Administration. We are potentially subject to recalls made by the suppliers of components or parts that we purchase and incorporate into our electric transit buses. In October 2018, for example, we initiated a recall on certain of our electric transit buses because of a defect in a brake caliper after an equipment recall by our axle supplier, even though none of our customers had experienced a problem with the part. We may also need to bring battery systems back to our facilities for warranty work and deploy staff to assist customers with battery system issues, and we may need to transport buses back to one of our facilities or retrofit transit buses in the field to address a warranty claim, a recall campaign, or to otherwise satisfy customer concerns, which may require significant staff to be deployed to customer locations.
Even if a defect or perceived defect is not subject to a warranty claim or a current recall process, we may still incur costs of a customer satisfaction campaign when we choose to upgrade our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies without cost to the customer. For example, we are currently aware that the amount of weight on the front axle of certain of our buses in operation may exceed the manufacturer’s gross axle weight rating. To address this issue with our customers, in 2019 we launched a customer satisfaction campaign to upgrade our electric transit buses’ front axle, which will result in increased labor and parts costs, for which we have accrued a reserve. We are also aware of cracks in the gel coat finish on some of our composite bus bodies which has required and is expected to require customer service support at our cost.
A product warranty claim, product recall, or product remediation, as a result of real or perceived defects, caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could have an adverse effect on our business, prospects, financial condition, and operating results. In addition, adverse publicity or industry rumors and speculation that may result from a customer or customers taking our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies out of service pending a repair or remedy, product warranty claims, or product recalls, could slow market acceptance of our products and have an adverse effect on our reputation, brand image, and our ability to successfully market and sell our products.
If we are unable to scale production and deliver battery systems and buses on time, our business could be adversely affected.
Our business plan calls for significant increases in both vehicle and battery system production in a short amount of time to meet expected delivery dates to customers. Our ability to achieve our production plans will depend upon many factors, including adding additional battery lines, auxiliary vehicle production lines and production shifts, recruiting and training new staff while maintaining our desired quality levels, and improving our vehicle configuration process, supply chain management, and our suppliers’ ability to support our needs. Moreover, because many of our orders are with respect to products that will be delivered more than a year after the order placed, whether we are the battery system supplier or, in the case of electric transit buses, the vehicle OEM, there can be no assurance that we will be able to accurately forecast our supply chain demands or scale our manufacturing accordingly to meet the delivery deadlines for these orders. In addition, we have adopted, and may adopt in the future, new factory and supply chain management technologies and manufacturing and quality control processes, which we must successfully introduce and scale for production across our factories. We have introduced new battery system configurations for our customers and we are new to modifying our production processes to complete different configurations. Moreover, our electric transit buses are customized for our customers and certain battery systems require custom integration with our customer electric transit buses, which means that each new electric transit bus order brings its own set of challenges to vehicle configuration and supply chain. For example, each new electric transit bus configuration may introduce a multitude of parts that we have not used in previous electric transit bus builds, which in turn requires obtaining parts from new suppliers that engineering must validate and incorporate into our vehicle configuration. In the past, we have experienced changes in work instructions for electric transit buses that have not been timely communicated between factories, resulting in recalls of delivered product. We have limited experience developing, manufacturing, selling, servicing, and allocating our available resources among multiple products and multiple factories simultaneously. If we fail to effectively manage the complexity of our production process, our business, prospects, financial condition, and operating results could be adversely affected.
Our inability to deliver electric transit buses that meet customer specifications in a timely manner could significantly delay recognition of revenue and receipt of payment, because we do not recognize revenue and are not paid for electric transit buses until they are delivered to the customer. Moreover, some of our contracts with transit agencies include liquidated damages clauses that apply monetary penalties on a per vehicle per day basis if electric transit buses are not delivered to the customer by the date specified in the contract. Per day penalties can be significant depending on the contract. We have delivered battery systems, charging systems and electric transit buses late in the past, and have incurred substantial penalties with respect to certain of these late deliveries, which have reduced our revenue and margin. Although we actively manage our production schedule and our customers’ expectations, we may still fail to meet delivery deadlines and may incur penalties as a result. If we are unable to realize our production plans and deliver our battery systems and buses on time, our reputation, business, prospects, financial condition, and operating results could be adversely affected.
Our business could be adversely affected if utilities and state utility commissions do not, or are slow to, support transportation electrification efforts.
Fleet-wide adoption of electric vehicles will benefit from favorable electricity rate structures for transit authorities and other large fleet operators and investment in make-ready infrastructure for electric vehicle charging at scale by utilities. For example, pursuant to California Senate Bill 350: Clean Energy and Pollution Reduction Act, the California investor-owned utilities have submitted Integrated Resource Plans that detailed how each utility will meet its customers’ resource needs and reduce greenhouse gas emissions, including support for transportation electrification. The California Public Utilities Commission approved the plans in May 2018, including Pacific Gas and Electric Company’s proposed investment in infrastructure and rebates and Southern California Edison Corporation’s proposed time-of-use rates for charging electric transit buses. In September 2018, the Public Service Enterprise Group in New Jersey outlined a number of initiatives, including providing funding for charging system installations, deploying make-ready electric infrastructure and making grants for electric school buses. The New Jersey Board of Public Utilities will now evaluate the filing. In addition, utility commissions in several states are also evaluating the needs and benefits of transportation electrification, including the transit bus sector.
Our customers expect to pay lower electricity costs and generally look to the utilities to invest in infrastructure upgrades that will support commercial vehicle electrification plans. Therefore, efforts on the part of utility companies and state utility commissions to develop an appropriate rate designed to ensure that electricity as a fuel is competitive with fossil fuels will improve the total cost of ownership benefits for our transit customers and vehicle fleet owners, and enhance the attractiveness of our other products and offerings. Similarly, investments that utilities make to upgrade the infrastructure necessary to support additional load on the electrical grid will save our customers from potentially having to make their own investments. However, if utilities and utility commissions do not make the necessary investments to support commercial vehicle electrification and develop the appropriate, cost-competitive electricity rates, or delay such efforts, the market for battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses, and related technologies may not develop as we expect or may develop more slowly than we expect, and our business, prospects, financial condition, and operating results could be adversely affected.
Our revenue has in the past depended, and will likely continue to depend, on a small number of customers that fluctuate from year to year, and failure to add new customers or expand sales to our existing customers could have an adverse effect on our operating results for a particular period.
Because the majority of our historical and current customers are public transit authorities that do not procure new vehicle fleets every year, the composition of customers that account for a significant portion of our revenue is likely to vary from year to year based on which customers have accepted delivery of large fleet orders with us during the applicable period. For example, two customers accounted for approximately 33% of our total revenue for the year ended December 31, 2022. Moreover, because public transit authorities tend to procure new vehicles in large batch orders, our revenue in any given quarter may be highly dependent on a single customer. For example, in the third and fourth quarter of 2022, approximately 45% and 67%, respectively, of electric transit buses were delivered to a single customer, Miami-Dade County. In the second quarter of 2020, approximately 50% of the electric transit buses we delivered were delivered to a single customer, the Port Authority of New York and New Jersey and in the fourth quarter of 2020, approximately 40% of the buses we delivered were delivered to a single customer, the City of Edmonton. We believe that we will continue to depend upon a relatively small number of customers for a significant portion of our revenue in any given period for the foreseeable future because we have only recently begun to deliver our buses and other products at a larger scale and we have a lengthy sales cycle and on-ramp for new customers. Our failure to diversify our customer base by adding new customers or expanding sales to our existing Proterra Transit customers and our failure to add new customers and expand sales to existing customers in our Proterra Powered and Proterra Energy businesses outside of the transit industry could therefore have an adverse effect on our operating results for a particular period.
Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies and powertrains or improvements in the internal combustion engine may adversely affect the demand for our electric transit buses and our electric battery solutions for commercial vehicles.
The electric vehicle industry, and the electric commercial vehicle industry in particular, is relatively new and has experienced substantial change in the last several years. As more companies invest in electric vehicle and autonomous vehicle technology and alternative modes of transportation, we may be unable to keep up with technology advancements and, as a result, our competitiveness may suffer. As technologies change, we plan to spend significant resources in ongoing research and development, and to upgrade or adapt our products and services, and introduce new products and services in order to continue to provide battery systems, electrification and charging solutions, fleet and energy management software for electric transit buses, and related technologies with the latest technology, in particular battery technology. Our research and development efforts may not be sufficient or could involve substantial costs and delays and lower our return on investment for our technologies. For example, we invested substantial resources into developing a charging system solution in 2018 and then replaced that solution by entering into a new contract for supply of charging systems a few years later. Delays or missed opportunities to adopt new technologies could adversely affect our business, prospects, financial condition, and operating results.
In addition, we may not be able to compete effectively with other alternative fuel vehicles and integrate the latest technology, which may include autonomous vehicle technology, into our battery systems, electrification and charging solutions, fleet and energy management systems, and related technologies. Even if we are able to keep pace with changes in technology and develop new products and services, we are subject to the risk that our prior models, products, services and designs will become obsolete more quickly than expected, resulting in unused inventory and potentially reducing our return on investment, or become increasingly difficult to service or provide replacement parts at competitive prices. For example, we incurred $0.8 million, $1.9 million and $3.0 million in inventory write-offs in 2022, 2021 and 2020, respectively, as the result of unused raw materials or adopting new technologies. Additionally, given the long sales cycle of each of our products and services, customers may delay purchases and modify or cancel existing orders in anticipation of the release of new models and technology. Moreover, developments in alternative technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may adversely affect our business and prospects in ways we do not currently anticipate. Any developments with respect to these technologies, in particular fuel cell technologies and related chemical research, or the perception that they may occur, may prompt us to invest heavily in additional research to compete effectively with these advances, which research and development may not be effective. Any failure by us to successfully react to changes in existing technologies could adversely affect our competitive position and growth prospects.
If we are unable to successfully manufacture and sell our battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses, and related technologies, our business could be adversely affected.
We have limited experience with manufacturing and selling battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses, and related technologies to global commercial vehicle manufacturers and other types of manufacturers. As we develop partnerships with global commercial vehicle manufacturers to provide these products and other component parts to these partners and customers, we must introduce and implement manufacturing and quality control processes across our factories that are comparable to those of other Tier 1 suppliers in the automotive industry. We have identified areas for improvement as we scale and mature, such as ISO certification for our operations, that would allow us to meet quality standards required by companies such as Daimler and its subsidiaries. Furthermore, we must compete against more established battery designers, drivetrain designers, vehicle manufacturers, charging solution designers and component suppliers with greater resources and more experience in large scale manufacturing and deployment than we have. To compete effectively against these incumbent manufacturers and suppliers, we will have to devote substantial resources and effort to efficiently and effectively scale our manufacturing capabilities, implement new manufacturing and quality control processes, and enhance our existing processes. The implementation of a Tier 1 automotive supplier manufacturing operations inherently involves risks related to infrastructure and process development, quality control, and customer acceptance. If we fail to mature our manufacturing operations to the satisfaction of our customers, then our business, prospects, financial condition, and operating results could be adversely affected.
If we are unable to design, develop, market, and sell new products and services that address adjacent market opportunities, our business, prospects, and operating results may be adversely impacted.
We may not be able to successfully develop new products and services or develop a significantly broader customer base. For the past several years, we have focused our business on the development and sale of electric transit buses for the mass transit market. Our product line in the transit market is currently limited to the 40-foot and 35-foot ZX5 transit buses, and spare parts. We have recently expanded our offerings to include battery systems, electrification and charging solutions, and fleet and energy management software, and related technologies that are designed for broader application to other commercial vehicles.
In this regard, we have entered into development and supply agreements to develop and sell our battery systems, electrification and charging solutions and fleet and energy management software to other medium-duty and heavy-duty commercial vehicle manufacturers. Our business model offers end-to-end powertrain systems, energy system integrations when electric drivetrains are supplied by a third party, and battery system supply when integration and electric drivetrains are supplied by third parties to the end customer. Achieving success in these relatively new markets will require us to, among other things:
•enter into strategic agreements with leading manufacturers in these markets and maintain and grow these relationships;
•adapt our electric powertrain technology to meet the specifications of additional commercial vehicle categories;
•successfully compete with other manufacturers in the new markets;
•effectively and efficiently scale our manufacturing capabilities;
•effectively and efficiently grow and manage our supply chain;

•expand our sales and marketing capabilities;
•enter into service partnerships or expand our internal service and parts capabilities;
•expand our integration and engineering services to compete with other integrators and suppliers of high voltage systems, controls and drivetrains;
•expand our software and telematics platform to offer competitive solutions;
•develop technology solutions that are compatible with offerings of third-party providers;
•develop charging solutions, including software and telematics that are compatible with electric vehicle technology independent of manufacturer or supplier; and
•comply with changing regulations applicable to our products and services.
If we fail to adequately improve our products and services to compete effectively against our competitors, we may not be successful in expanding our customer base in the electric commercial vehicle market.
In addition, our failure to address additional market opportunities could harm our business, financial condition, operating results, and prospects. We may not be able to successfully design, develop, or test new products and services in order to effectively compete with our competitors in these new markets. Furthermore, there may be no demand by customers to purchase newly developed or improved products and services, there may be risks and unbudgeted costs associated with launching new products and services, and we may not be able to recoup our research and development costs, all of which could have an adverse effect on our business, prospects, financial condition, and operating results.
We may not be able to develop, maintain and grow strategic relationships in the Proterra Powered or Proterra Energy business, identify new strategic relationship opportunities, or form strategic relationships, in the future.
We expect that our ability to establish, maintain, and manage strategic relationships, such as development and supply agreements with customers that could have a significant impact on the success of our business. While we expect to increase the amount of revenue associated with Proterra Powered and Proterra Energy, there can be no assurance that we will be able to identify or secure suitable and scalable business relationship opportunities in the future or that our competitors will not capitalize on such opportunities before we do. Moreover, identifying such opportunities could demand substantial management time and resources, and may involve significant costs and uncertainties.
Additionally, we cannot guarantee that the companies with which we have developed or will develop strategic relationships will continue to devote the resources necessary to promote mutually beneficial business relationships and grow our business. Our current arrangements are not exclusive, and some of our strategic partners offer competing products. As a result of these factors, many of the companies with which we have development and supply agreements may choose to develop alternative products in addition to or in lieu of our solutions, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with key strategic partners, our overall growth could be impaired, and our business, prospects, financial condition, and operating results could be adversely affected.
Lack of long-term customer contracts, uncertainty regarding customer option exercises, and customer suspension or termination of contracts may have adverse effects on our business.
Proterra Transit relies heavily on sales to public and other transit authorities, which, consistent with general industry practice, do not make long-term purchase commitments with transit vendors. Most transit authorities usually undertake significant procurement of new transit buses once every few years and typically acquire a relatively small percentage of their fleet each time. Often, the terms of our procurements allow customers, without notice or penalty, to suspend or terminate their relationship with us at any time and for any reason. For example, one of our customers previously made an award to us for buses in 2017, but due in part to improvements in electric vehicle technology and the release of new bus models, withdrew the award in 2018 in favor of considering a new request for proposal process. Some customers have also elected to purchase fuel cell vehicles for their transit fleet. Even if customers continue their relationship with us, they may not purchase the same volume of products as in the past or they may not pay the same price for those products. This may also be true with respect to Proterra Powered, where customers may have long-term contracts, but are not subject to fixed quantity order requirements such that final orders may be below our revenue expectations or estimates.
Further, many transit authority contracts include options to purchase additional electric transit buses in the future, and while a portion of future orders may be represented by options, customers may not end up exercising these options. Although options represent a significant source of potential orders for us, we do not have an extensive history of fulfilling orders based on our customer option agreements. Even if we had a history of significant option exercises by customers, customers may not continue to exercise such options at the same rate or at all in the future. Any loss of customers or decrease in the number of electric transit buses or battery systems purchased under a contract could have an adverse effect on our business, prospects, financial condition, and operating results.
We are competing for the business of both small and large transit agencies, which place different demands on our business, and if we do not build an organization that can serve both types of transit customers, by scaling our internal resources to meet varying customer needs, our business, prospects, financial condition and operating results may be harmed.
Proterra Transit has competed for, and may in the future compete for, the business of larger transit agencies that maintain fleets of several hundred to thousands of vehicles, including Los Angeles, Miami Dade County and Chicago. This size of customer places significant demands on our business because they have large, specialized groups of professionals focused on different requirements or systems related to transit bus procurement and rigorous inspections with multiple levels of review to assure each bus meets their specifications, which may be driven by conformity with other vehicles in the fleet, large long-term supply contracts, such as for tires and other wear items, and operating contracts with maintenance and operations teams. Serving these customers requires significant investment in customer relationship managers and service professionals to support the levels of design, review, change orders, inspection, and commissioning and delivery of the electric transit buses. Similarly, servicing our Proterra Powered customers requires significant investments in customer relationship managers and other professionals as each customer requires different levels of battery integration support and service.
We also compete for the business of smaller transit agencies. Although smaller transit agencies often have less complicated procurement processes than larger transit agencies, serving these smaller agencies requires processing small order sizes while still catering to the specific vehicle configurations for each customer. If we continue to serve both large and small transit agency customers, we will need to effectively and efficiently scale our internal resources to meet varying customer needs. Our failure to do so could have an adverse effect on our business, prospects, financial condition, and operating results.
Our business is subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could have an adverse effect on our business.
The majority of our current transit customers are government entities and we are subject to many local, state, and federal laws that add significant compliance costs to our operations. In addition, local, state, and federal regulations may conflict, making it difficult to build one vehicle that satisfies all requirements in all jurisdictions. Moreover, competitive bidding rules for government contracts add additional layers of complexity and require compliance with federal and state conflict of interest rules and rules governing our choice of suppliers and components.
Our electric transit buses and component products must comply with the National Traffic and Motor Vehicle Safety Act of 1966, as amended (“NTMVSA”), and regulations promulgated thereunder, which are administered by the National Highway Traffic Safety Administration (“NHTSA”). NTMVSA requires vehicle and equipment manufacturers to provide notice of safety defects to NHTSA and initiate a recall process within five days of such a determination by a manufacturer. NHTSA also administers reporting requirements from vehicle manufacturers under the Transportation Recall Enhancement, Accountability and Documentation Act of 2000 (the “TREAD Act”). We have ongoing reporting requirements under the TREAD Act and in the past have failed to timely report under the TREAD Act. NHTSA may also require a manufacturer to recall and repair vehicles that contain safety defects or that are not compliant with FMVSS or other certification requirements for vehicles. Sales into foreign countries may be subject to similar regulations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure, manufacturing or design defects, or other causes. It is possible that our reporting for historical periods for which we failed to timely report may reveal instances where we should have taken actions required by law but failed to do so. For example, we became subject to certain early warning reporting obligations under the TREAD Act in 2018. Our ongoing reporting obligations require us to provide certain early warning data to help identify potential safety-related defects, including certain safety data dating back ten years. While we have filed reports for current periods, we are currently not in full compliance with these early warning reporting requirements for prior periods. As we work to remediate our non-compliance, we may be subject to retrospective safety recall notices on our electric transit buses. Recalls of our electric transit buses or components, whether initiated by us, NHTSA or another authority, or penalties for regulatory compliance failures could have a material adverse effect on our reputation, business and operating results and be used by our competitors to our disadvantage.
Furthermore, if we choose to expand internationally, we would likely face additional international requirements that may not be compatible with regulations that govern our business in the United States. For example, in the United States, we developed our supply chain to ensure that we comply with Buy America regulations, which govern manufactured products and rolling stock, including transit bus, procurements that are paid for, in part, with funds administered by the FTA. Buy America regulations currently require that 70% of our vehicle components by cost be manufactured in the United States, and the Made in America Office opened under the Biden-Harris administration has proposed rules which may raise this requirement further. Buy America regulations have the effect of rendering the cost of our supply chain more expensive when compared with our competitors. As we began selling buses to airports, we had to modify our operations to comply with the Buy American requirements under the FAA rules, which differ from the Buy America requirements under the FTA rules. In June 2018, we received our first order from a Canadian transit authority, and as a result, we need to comply with Canadian Content requirements, which will require sourcing components from Canadian suppliers or assembly of components in Canada. These regulations may increase the costs of doing business and add operational challenges.
In addition, there is no assurance that the current Buy America, Buy American, or Canadian Content requirements will not change or become stricter or that we will continue to be able to meet those requirements in the future. Our competitors have lobbied extensively to alter Buy America regulations to effectively prohibit our use of cylindrical battery cells produced outside of the United States for which there currently is no source of domestic supply available to us. Lack of domestic supply of cylindrical battery cells may also make our product less competitive and less desirable to customers that demand product that meets the domestic content requirements to achieve tariff-free status under the United States-Mexico-Canada trade agreement which entered into force on July 1, 2020.
Also, our ability to meet domestic content requirements is, in part, dependent on hundreds of suppliers. If any of these suppliers change the source of the components or subcomponents comprising their products, they could potentially prevent us from meeting domestic content requirements and negatively impact our business. Conversely, if domestic content requirements become less stringent in the future, foreign competitors without significant U.S. operations may be able to enter the U.S. market more easily and gain market share. Thus, any change to domestic content regulations could have an adverse effect on our business, prospects, financial condition, and operating results.
Delays in FTA mandated Model Bus Testing Program, or failure to successfully complete federally mandated testing, could adversely impact our business.
The FTA mandates that new transit bus models must undergo testing at its testing facility in Altoona, Pennsylvania and meet certain performance standards set by the FTA’s Model Bus Testing Program, known as “Altoona Testing,” in order to be eligible to receive federal funding. There is only one facility approved for testing by the FTA and in the past, we have experienced delays of several months before receiving regulatory approval to test our buses at Altoona, as well as delays in the actual testing at Altoona. The COVID-19 pandemic resulted in a shut-down of the Altoona facility in 2020 and there can be no assurances that the facility will not be shut down again due to the COVID-19 pandemic or otherwise. We may in the future choose to undergo testing or be required to do so.
When available, Altoona Testing is designed to promote production of better transit vehicles and components and to ensure that transit customers purchase vehicles that can withstand the rigors of transit service. Our 40-foot and 35-foot electric transit buses, including the ZX5 with DuoPower drivetrain, have satisfactorily completed Altoona Testing, but for each material change that we make to our transit bus platform, we must undergo a new round of testing. We have in the past and may in the future experience failures of components of our transit bus during Altoona Testing, which may prolong the test process, and cause us to be required to redesign components on the test bus and restart the testing process. Testing is available to vendors on a first-come, first-served basis. We cannot receive payment from customers relying on federal funds unless the applicable bus platform has satisfactorily completed Altoona Testing, and thus testing delays could have an adverse effect on our business, prospects, financial condition, and operating results. We have in the past and may in the future experience delays in Altoona Testing availability, including as a result of the COVID-19 pandemic, other pandemics, or other unforeseen events. In the past, a delay in receiving a required Altoona test report resulted in late delivery of buses to a customer and caused us to incur monetary penalties, delayed acceptance and delayed revenue recognition and customer payments. Moreover, there can be no assurance that the current Altoona Testing requirements will not change or become more onerous or that our future bus models will pass Altoona Testing. For instance, in 2016, the Model Bus Testing Program regulations changed to require a pass/fail test result. If we cannot produce electric transit buses that pass Altoona Testing, we would not be able to continue to sell buses to customers in the United States that rely on federal funds for their procurements, which would have a material and adverse effect on our business, prospects, financial condition, and operating results.
Failure to comply with the Disadvantaged Business Enterprise (“DBE”) program requirements or our failure to have our DBE goals approved by the FTA could adversely impact our transit business.
The FTA requires transit vehicle manufacturers that bid on federally-assisted rolling stock procurements to submit annual goals to support qualified DBEs (as defined in the DBE program regulations), and to certify that they have complied with the requirements of the DBE program established by the U.S. Department of Transportation, which aims to increase the participation of DBEs in state and local procurements. Companies are certified as DBE if they are for-profit small businesses majority-owned by socially and economically disadvantaged individuals. The FTA reviews and approves transit vehicle manufacturers’ DBE goals for the upcoming year and maintains a certified list of transit vehicle manufacturers that are eligible to bid on federally funded vehicle procurements based on their goals to contract with DBEs and good faith implementation of those goals. Our failure to comply with the DBE program requirements or a delay in having our DBE goals approved by the FTA could result in our ineligibility to bid on federally funded transit vehicle procurements, which could have an adverse effect on our business, prospects, financial condition, and operating results.
Our business and prospects depend significantly on our ability to build our brand. We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.
Our business and prospects are heavily dependent on our ability to develop, maintain, and strengthen our brand. Promoting and positioning our brand will depend significantly on our ability to provide high quality battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies, and we have limited experience in these areas, particularly with respect to products and services that are not used in electric transit buses. In addition, we expect that our ability to develop, maintain, and strengthen our brand will also depend heavily on the success of our branding efforts. To promote our brand, we need to incur increased expenses, including product demonstrations and attending trade conferences. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and partners, or retain our existing customers and partners and our business and financial condition may be adversely affected.

Moreover, any negative publicity relating to our employees, current or future partners, original equipment manufacturers deploying our battery or powertrain technology in their electric transit buses, partners or customers who use our high-voltage systems or software and telematics platforms, or others associated with these parties may also tarnish our own reputation simply by association and may reduce the value of our brand. Additionally, if safety or other incidents or product defects occur or are perceived to have occurred, whether or not such incidents or defects are our fault, we could be subject to adverse publicity, which could be particularly harmful to our business given our limited operating history. Given the popularity of social media, any negative publicity about our products or their safety, whether true or not, could quickly proliferate and harm customer and community perceptions and confidence in our brand. For example, in 2021, we were the subject of negative publicity arising out of the appearance of cracks in the composite bus body architecture, potential early retirement of some of our first generation transit buses and negative political commentary. Public transit agencies and OEMs are particularly sensitive to concerns and perceptions of the passenger and community constituencies they serve. If the passengers in our electric transit buses or people in communities where electric transit buses using our technology are deployed form a negative opinion of our electric transit buses or battery systems or charging solutions, our current and potential customers might not choose our products, and strategic partners in other markets may not adopt our battery systems or electric powertrain technology or charging solutions. Other businesses, including our competitors, and organized labor, may also be incentivized to fund negative campaigns against our company to damage our brand and reputation to further their own purposes. Future customers of our products and services may have similar sensitivities and may be subject to similar public opinion and perception risks. Damage to our brand and reputation may result in reduced demand for our products and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful, and our inability to develop and maintain a strong brand could have an adverse effect on our business, prospects, financial condition, and operating results.
The use of lithium-ion cells may become disfavored as a result of the availability, or perceived superiority of, other types of batteries or yet undeveloped or unknown technologies.
The battery packs that we currently produce make use of lithium-ion cells, which we believe currently represent the industry standard for battery technology for electric vehicles. It is possible, however, that other types of batteries or yet undeveloped or unknown technologies may become favored in the future, such as lithium iron phosphate (“LFP”) batteries. LFP batteries currently have a wide range of applications, including in electric vehicle applications, and are perceived by many as offering cost-effective performance as compared to lithium-ion cells. The cost-effectiveness of LFPs is due, in part, to substantial investments in this technology development and manufacturing capability in China. While we believe that our products and services based on the lithium-ion cells that we have chosen to offer our customers present advantages with respect to ease of integration with their products and services and underlying performance, it is possible that these customers and partners may deem LFP-based technology, or other technologies, as sufficient or superior for their purposes, and may demand that we shift to LFP-based technology or decide to partner with other service providers who employ such technologies. In addition, it is possible that the performance, safety features or characteristics, reliability or cost-effectiveness of LFP batteries, or another form of battery, could improve in the future such that our current lithium-ion cell based offerings would become, or be perceived as, inferior or obsolete. In addition, it is possible that new forms of batteries or electrification technologies, such as solid state batteries, could emerge as a more cost effective or safer alternative to the batteries we currently offer. In the event that LFP or a new form of battery emerges or is deemed to exhibit better performance, operate at lower cost or exhibit better safety features, we could be compelled to attempt to integrate those new types of batteries into our platform, which may not be possible or feasible at a price that would be attractive to our customers or potential partners. Any developments with respect to LFP or new battery technology, or new electrification technologies that are based on unforeseen developments in fuel cell technology, or the perception that they may occur, may prompt us to invest heavily in additional research to compete effectively with these advances, which research and development may not be effective. Any failure by us to successfully react to changes in existing technologies could adversely affect our competitive position and growth prospects.

Our business could be adversely affected from an accident or safety incident involving our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses or defects in the materials or workmanship of our composite bus bodies or other components.
An accident or safety incident involving one of our battery systems, electrification and charging solutions, fleet and energy management systems or electric transit buses could expose us to significant liability and a public perception that our electric transit buses and products are unsafe or unreliable. Our agreements with customers contain broad indemnification provisions, and in the event of a major accident, we could be subject to significant personal injury and property claims that could subject us to substantial liability. While we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident. In addition, any accident or safety incident involving one of our buses, even if fully insured, could harm our reputation and result in a loss of future customer demand if it creates a public perception that our electric transit buses are unsafe or unreliable as compared to those offered by other transit bus manufacturers or other means of transportation. While we have not experienced significant accident or safety incidents involving our electric transit buses, we have experienced malfunctions, such as the overhead single blade charger thermal events and a bus fire related to low voltage wiring. Moreover, the public may be more sensitive to incidents involving transit buses and school buses, thereby compounding the effects of such incidents on the public and customer perception of our electric transit buses. As a result, any accident or safety incident involving our buses, or the buses of our competitors could materially and adversely affect our business, prospects, financial condition, and operating results.
Our work with government customers exposes us to unique risks inherent in government contracting.
We must comply with and are affected by laws and regulations relating to the award, administration, and performance of government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of specific laws and regulations by us, our employees, or others working on our behalf could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, and civil or criminal investigations or proceedings.
Our performance under our contracts with government entities and our compliance with the terms of those contracts and applicable laws and regulations are subject to periodic audit, review, and investigation by various agencies of the government. If such an audit, review, or investigation uncovers a violation of a law or regulation or improper or illegal activities relating to our government contracts, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, withholding of payments, suspension of payments, fines, and suspension or debarment from contracting with government agencies. There is inherent uncertainty as to the outcome of any audit, review, or investigation. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our business, prospects, financial condition, or operating results could be adversely affected.
Further, if a government regulatory authority were to initiate suspension or debarment proceedings against us as a result of a conviction or indictment for illegal activities, we may lose our ability to be awarded contracts in the future or receive renewals of existing contracts for a period of time. We could also suffer harm to our reputation if allegations of impropriety were made against us, which would impair our ability to win awards of contracts in the future or receive renewals of existing contracts. Inability to be awarded contracts in the future or receive renewal of existing contacts could have an adverse effect on our business, prospects, financial condition, and operating results.
A portion of our business is dependent upon U.S. government contracts and grants, which are highly regulated and subject to oversight audits by U.S. government representatives and subject to cancellations. Such audits could result in adverse findings and negatively impact our business.
Our U.S. government business is subject to specific procurement regulations with numerous compliance requirements. These requirements, although customary in government contracting in the United States, increase our performance and compliance costs. These costs may increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition. Failure to comply with these regulations or other compliance requirements could lead to suspension or debarment from U.S. government contracting or subcontracting for a period. Among the causes for debarment are violations of various laws or policies, including those related to procurement integrity, export control, U.S. government security regulations, employment practices, protection of criminal justice data, protection of the environment, accuracy of records, proper recording of costs, foreign corruption, Trade Agreements Act, Buy America Act, and the False Claims Act.
Generally, in the United States, government contracts and grants are subject to oversight audits by government representatives. For example, in December 2020, the FTA released an audit of our and other manufacturers compliance with Buy America requirements. Such audits could result in adjustments to our contracts. For contracts covered by the Cost Accounting Standards, any costs found to be improperly allocated to a specific contract may not be allowed, and such costs already reimbursed may have to be refunded. Future audits and adjustments, if required, may materially reduce our revenues or profits upon completion and final negotiation of audits. Negative audit findings could also result in investigations, termination of a contract or grant, forfeiture of profits or reimbursements, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. All contracts with the U.S. government can be terminated for convenience by the government at any time.
In addition, contacts with government officials and participation in political activities are areas that are tightly controlled by federal, state, local and international laws. Failure to comply with these laws could cost us opportunities to seek certain government sales opportunities or even result in fines, prosecution, or debarment.
We may not be able to obtain, or comply with terms and conditions for, government grants, loans, and other incentives for which we have applied and may apply for in the future, which may limit our opportunities to expand our business.
We have in the past applied for and received state grants and tax incentives designed to promote the manufacturing of electric vehicles and related technologies, including charging solutions. In April 2015, the California Energy Commission awarded us $3.0 million based on our investment of approximately $8.4 million in our manufacturing facilities in California through December 31, 2018. In April 2017, California’s Office of Business and Economic Development entered into a California Competes Tax Credit Allocation Agreement with us for an award of a California Competes Tax Credit in the amount of $7.5 million if certain conditions in that agreement are met in the prescribed time periods. In April 2019, the California Energy Commission awarded us a $1.8 million grant based on our expected investment of approximately $4.3 million in our manufacturing facility in City of Industry, California.
We anticipate that in the future there will be new opportunities for us to apply for grants, loans, and other federal and state incentives. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives is and will remain highly competitive. We may not be successful in obtaining any of these additional grants, loans, and other incentives. We have in the past failed and may also in the future fail to comply with the conditions of these incentives, which could cause us to lose funding or negotiate with governmental entities to revise such conditions. For example, we received a grant in South Carolina in 2010 that was subject to certain performance criteria, including a condition that we create no fewer than 400 new full- time jobs. We were unable to meet the original deadline but negotiated with the South Carolina Coordinating Council for Economic Development (the “Council”) for an extension on the date of job creation and we have since fulfilled the revised condition to the Council’s satisfaction. Our estimates of job growth under our California Competes Tax Credit have also not come to fruition for certain fiscal years. We may be unable to find alternative sources of funding to meet our planned capital needs, in which case, our business, prospects, financial condition, and operating results could be adversely affected.
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We provide indemnification to our customers who may be sued for product liability related to our electric transit buses and electric powertrain solutions, and we may otherwise be subject to product liability claims, including with respect to our charging solutions. The commercial vehicle market experiences significant product liability claims and we face inherent risk of exposure to claims in the event our electric transit buses or components do not perform as expected. Commercial vehicles including public transit buses have been involved and may in the future be involved in crashes resulting in death or personal injury, and in some cases catastrophic crashes resulting in the death and injury to many passengers.
While we carry insurance for product liability, it is possible that our insurance coverage may not cover the full exposure on a product liability claim of significant magnitude. A successful product liability claim against us could require us to pay a substantial monetary award. A product liability claim could also generate substantial negative publicity about our products and business and could have an adverse effect on our brand, business, prospects, financial condition, and operating results.
Changes to U.S. trade policies, including new tariffs or the renegotiation or termination of existing trade agreements or treaties, may adversely affect our financial performance.
We currently manufacture our products in the United States, but may consider other international locations, including locations in Canada. Although many of our suppliers are in the United States, we rely on a number of suppliers in other countries for key components. We are subject to risks and uncertainties associated with changing economic, political, and other conditions in foreign countries where our vendors are located, such as increased import duties, tariffs, trade restrictions, and quotas or other government regulations, work stoppages, fluctuations of foreign currencies, natural disasters, political unrest, and customs delays. Unavailability or delay of imports from our foreign vendors would likely cause interruptions in our supply chain and could have an adverse effect on our business, prospects, financial condition, and operating results.
Moreover, the U.S. federal government may alter U.S. international trade policy and to renegotiate or terminate certain existing trade agreements and treaties with foreign governments. The U.S. federal government renegotiated the North American Free Trade Agreement, renamed the U.S.-Mexico-Canada Agreement, which was signed on November 30, 2018. The U.S. federal government’s potential decision to re-enter, withdraw or modify other existing trade agreements or treaties could adversely impact our business, customers, and suppliers by disrupting trade and commercial transactions and adversely affecting the U.S. economy.
In addition, the U.S. federal government has imposed, tariffs on certain foreign goods. For example, in 2018, the U.S. federal government imposed additional tariffs under Section 232 of the Trade Expansion Act of 1962, as amended, on many products including certain aluminum products imported into the United States, which may impact the commercial vehicle market and our supply chain. Moreover, these tariffs, as well as country-specific or product-specific exemptions, may also lead to retaliatory actions from foreign governments that could adversely affect our business. Certain foreign governments, including China and the European Union, have instituted or may consider imposing additional tariffs on certain U.S. goods. Restrictions on trade with foreign countries, imposition of customs duties, or further modifications to U.S. international trade policy have the potential to disrupt our supply chain or the supply chains of our suppliers and to adversely impact our costs, customers, suppliers, and the economy, which could have an adverse effect on our business, prospects, financial condition, and operating results.
We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facilities if we fail in our efforts to abide by these laws and regulations.
As a manufacturer, producer and seller of battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies, we are subject to numerous environmental, health, and safety laws and regulations in the United States, including laws relating to exposure to, use, handling, storage, and disposal of hazardous materials, and the building, testing and use of batteries and high-voltage systems, and other components, such as HVAC systems. Moreover, we may be subject to additional regulations as we expand our operations internationally. The costs of compliance, including assessing changes to our operations and notices required in our facilities and on our electric transit buses regarding potential hazards could be substantial. In addition, we may be required to manufacture product with alternative technologies and materials that require changes to our engineering, supply and product development programs that could result in significant cost and delays in product introduction. We also may not be successful in complying with such laws and regulations which could impact our ability to sell our products in certain locations, or result in substantial fines and penalties if our products in service are found to be non-compliant with certain laws and regulations. We also expect regulation of electric powertrains will increase over time, and result in increased compliance costs. For example, beginning in 2023, we will need to receive a zero emission powertrain certification in California. In addition, we have indemnified certain of our landlords for any hazardous waste that may be found on or about property that we lease. Furthermore, delays in achieving required certifications may prevent us from selling product in certain markets, and, any violations of applicable environmental and safety laws and regulations may result in substantial fines and penalties, remediation costs, third-party damages, a suspension or cessation of our sales of product or operations, and negative publicity that could harm our business, reputation, prospects, financial condition, and operating results.
Our future success depends on the continuing efforts of our key employees and on our ability to hire, retain, and motivate additional key employees and scale our workforce.
Our future success depends upon the continuing services of our key employees and on our ability to attract and retain members of our management team and other highly skilled employees, including battery and high voltage systems engineers, electric powertrain designers and engineers, vehicle systems and integration engineers, supply chain and quality control employees, sales personnel, service personnel, and software engineers and manufacturing talent. In our key areas of operations, including California, there is increasing competition for individuals with skill sets needed for our business, including specialized knowledge of batteries, electric vehicles, software engineering, and manufacturing engineering and quality control. This competition affects both our ability to retain key employees and hire new ones. Moreover, none of our key employees has an employment agreement for a specific term and any of our employees may terminate his or her employment with us at any time. Our continued success depends upon our continued ability to retain current employees and hire new employees in a timely manner, especially to support our expansion plans and to continue to ramp up our suite of offerings related to commercial vehicle electrification. For example, we started production at our Powered 1 factory in Greer, South Carolina in January 2023, and have needed and will continue to need to hire many people to achieve maximum production there. We are also adding additional production shifts at existing facilities. If we cannot find sufficiently trained staff in a timely manner, our launch of production at this facility could be delayed and adversely impact our business. Additionally, we compete for talent with both large and established companies that have far greater financial resources than we do and start-ups and emerging companies that may promise more attractive growth opportunities.
Furthermore, the reduction in workforce that we implemented in the first quarter of 2023 may yield unintended consequences and costs, such as the loss of institutional knowledge and expertise, employee attrition beyond our intended reduction in force, a reduction in morale among our remaining employees, greater-than-anticipated costs incurred in connection with implementing the restructuring, and the risk that we may not achieve the benefits from the restructuring to the extent or as quickly as we anticipate, all of which may have a material adverse effect on our business, results of operations or financial condition. These restructuring initiatives could place substantial demands on our management and employees, which could lead to the diversion of our management’s and employees’ attention from other business priorities. In addition, we may discover that the workforce reduction and other restructuring efforts will make it difficult for us to pursue new opportunities and initiatives and require us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses.
In addition, new employees often require significant training and, in many cases, take significant time before they achieve full productivity. As a result, we may incur significant costs to attract and retain new employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. Difficulties in retaining current employees or recruiting new ones could have an adverse effect on our business, prospects, financial condition, and operating results.

Our businesses rely heavily on our specialized sales personnel and technical sales support to market and sell our products. If we are unable to effectively hire, train, manage, and retain our sales personnel, our business may be adversely impacted.
The success of our businesses largely depends on our ability to hire, train, and manage our sales personnel who have experience with and connections to the public and other transit agencies and commercial vehicle OEMs that are our current and potential customers. Because we employ a small and specialized sales force, the loss of any member of our sales team or technical sales support professionals could weaken our sales expertise and our customer reach, and adversely affect our business, and we may not be able to find adequate replacements on a timely basis, or at all. Moreover, there are no assurances that we will be able to maintain a sufficient level of sales personnel to effectively meet our needs as our business continues to grow, particularly with respect to Proterra Powered and Proterra Energy.
Competition for sales personnel who are familiar with and trained to sell our products and services continues to be strong. We train our sales personnel to better understand our existing and new product technologies and how they can be positioned against our competitors’ products. We also train our sales personnel to be adept at working with long sales cycles characteristic of public agency customers and commercial vehicle manufacturers, as well as the special requirements attendant to each.
These initiatives are intended to improve the productivity of our sales personnel and our revenue and profitability. It takes time for the sales professionals to become productive following their hiring and training and there can be no assurance that sales representatives will reach adequate levels of productivity, or that we will not experience significant levels of attrition in the future. Measures we implement to improve the productivity may not be successful and may instead contribute to instability in our operations, departures from our sales and technical support organizations, or reduce our revenue, profitability, and harm our business.
If we are unable to obtain bid bonds, performance bonds, or letters of credit required by public transit agencies or other customers, our ability to obtain future projects could be negatively affected.
We have in the past been, and may in the future be, required to provide bid bonds or performance bonds to secure our performance under customer contracts or, in some cases, as a prerequisite to submitting a bid on a potential project. Our continued ability to obtain these bonds will depend primarily upon our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider these factors in relation to the amount of our awards and their underwriting standards, which may change from time to time. Surety companies also require that we collateralize a percentage of the bond with cash or other form of credit enhancement. With a decreasing number of insurance providers in that market, it may be difficult to find sureties who will continue to provide contract-required bonding on acceptable terms and conditions, or at all. Furthermore, events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future or being available only at a significantly greater cost.
In addition, some of our Proterra Transit and Proterra Energy customers also require collateral guarantees in the form of letters of credit to secure performance or to fund possible damages in the event of default under our contracts with them. If we enter agreements that require the issuance of letters of credit, our liquidity could be negatively impacted. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into agreements, could have an adverse effect on our business, prospects, financial condition, and operating results.
We may experience outages and disruptions of our services if we fail to maintain adequate security and supporting infrastructure as we scale our information technology systems.
As we grow our business, we expect to continue to invest in our existing information technology systems, including data centers, network services, data storage, and database technologies, and cybersecurity technologies both to assist us in our business and to better provide our fleet-scale, high-power charging solutions and software services to our customers. Creating the appropriate information technology support systems for our business is time intensive, expensive, and complex. Our implementation, maintenance, and improvement of these systems may create inefficiencies, operational failures and increased vulnerability to cyber-attacks. Moreover, there are inherent risks associated with developing, improving, and implementing new information technology systems, including the disruption of our current data management, procurement, manufacturing, execution, finance, supply chain, sales, and service processes. As we continue to grow our services that rely on collecting and analyzing customer telematics and charging data, our exposure to information technology risks will increase. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver, and service electric transit buses, or achieve and maintain compliance with applicable regulations.
We also maintain information technology measures designed to protect us against system security risks, data breaches, and cyber-attacks. Cyber-attacks could include denial-of-service attacks impacting customer service availability and reliability, the exploitation of software vulnerabilities in internet facing applications, social engineering of system administrators (for example, tricking company employees into releasing control of their systems to a hacker), or the introduction of computer viruses or malware into our systems to steal confidential or proprietary data. In 2020, we were the victim of a successful social engineering attack that resulted in the diversion of significant funds we intended to pay a supplier to a fraudulent account. In the third quarter of 2021, human error also resulted in a server for our Valence platform being accessible to the public for a short period of time, allowing unauthorized access to telematics data and, resulting in the deletion of a limited amount of data used by employees and customers for report functionality. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of our funds, intellectual property and data. In addition, we are vulnerable to unintentional errors or malicious actions by persons who have authorized access to our systems but exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of our technology services. The steps we take to increase the reliability, integrity, and security of our systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to our systems, complex interactions within our technology platform and the increasing number of connections with third-party partners’ and vendors’ technology. Operational errors or failures or successful cyber-attacks could compromise our proprietary information, the quality of our services, and our ability to perform for our customers, resulting in damage to our reputation, which could have an adverse effect on our business, prospects, financial condition, and operating results. In addition, these events could increase the risk of claims alleging that we do not comply with applicable laws and regulations, subjecting us to potential liability and regulatory penalties under privacy laws protecting personal information.
If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.
We have invested and expect to continue to invest significantly in what we believe is state-of-the-art tooling, machinery, and other manufacturing equipment for production of our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies. We depreciate the cost of such equipment and electric transit buses over their expected useful lives. However, manufacturing and commercial vehicle technology may evolve rapidly, and we may decide to update our manufacturing process with more advanced equipment or tooling. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our operating results could be negatively impacted.
Our business may be adversely affected by workforce disruptions.
Our production employees in our City of Industry facility are represented by a union and we are party to a collective bargaining agreement that will expire in 2023 as we exit the City of Industry facility and no longer employ the employees that constitute the bargaining unit. Our other employees are not represented by a union, though it is common throughout the commercial vehicle industry for employees to belong to a union, and if more of our employees decide to join or form a labor union, we may become party to additional collective bargaining agreements, which could result in higher employee costs, higher administrative and legal costs, and increased risk of work stoppages. It is also possible that a union seeking to organize our facilities may mount a corporate campaign, resulting in negative publicity or other actions that require attention by our management team and our employees. Negative publicity, work stoppages, or strikes by unions could have an adverse effect on our business, prospects, financial condition, and operating results.

Moreover, some of our suppliers and vendors, including freight companies, have workforces represented by unions and are subject to collective bargaining agreements. The failure of our suppliers and vendors to successfully negotiate collective bargaining agreements could result in disruptions to our supply chain, manufacturing, and sale of our electric transit buses. Such delays could have an adverse impact on our business, prospects, financial condition, or operating results.
We may acquire or invest in additional companies, or undertake other strategic transactions or other business relationships which may divert our management’s attention, result in additional dilution to our stockholders, consume resources that are necessary to sustain our business, and which we may not be able to integrate successfully.
In 2022, we made a strategic equity investment in a privately held entity that we expect to produce lithium iron phosphate (LFP) battery cells in the United States in the coming years to provide us with development opportunities for battery packs with another cell chemistry to address additional segments of the commercial vehicle market. We may never be able to capitalize on the opportunity that we anticipated with this investment, for a number of reasons including our own future strategic decisions or the entity’s failure, which may result in no return on our investment. Although we have not made any acquisitions to date, our business strategy in the future may include acquiring other complementary products, technologies, or businesses or making further investments in companies that the management team believes are important to our supply chain or other strategic business interests. We also may enter relationships with other businesses to expand our domestic and international operations and to create services networks to support our products, such as a joint venture or other strategic partnerships. An acquisition, investment, or other strategic transaction or business relationship may result in unforeseen operating difficulties and expenditures. We may encounter difficulties assimilating or integrating the businesses, technologies, products, services, personnel, or operations of the acquired companies particularly if the key personnel of the acquired companies choose not to work for us. Acquisitions or other strategic transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or other strategic transaction or business relationship may not be realized or we may be exposed to unknown liabilities.
Negotiating these types of transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. Even if we do successfully complete transactions, we may not ultimately strengthen our competitive position or achieve our goals, and any transactions we complete could be viewed negatively by our customers, securities analysts, and investors.
Any potential future international expansion will subject us to additional costs and risks that could harm our business, including unfavorable regulatory, political, tax, and labor conditions, and our potential future efforts to expand internationally may not be successful.
Should we choose to expand our business internationally in the future and establish business relationships with new international partners, we may be subject to legal, political, and regulatory requirements and social and economic conditions that may be very different from those affecting us domestically. For example, we have expanded our transit business into Canada. As we expanded into Canada, our electric transit buses were required to comply with Canadian Motor Vehicle Safety Standards, which differ from the FMVSS. Funding for transit bus procurement from certain provincial governments in Canada also requires compliance with Canadian Content requirements, which will require different supply chain partners than those that we rely on for our electric transit buses sold in the U.S. market and assembly of certain components or subcomponents in Canada. In addition, we are providing products and services to OEMs in Australia and Western Europe, and as we expand our Proterra Powered or Proterra Energy business internationally, or should we choose to further expand our Proterra Transit business outside the United States and Canada, we may face a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric transit buses, and require significant management attention. These risks include:
•conforming our products to various international regulatory and safety requirements as well as charging and other electric infrastructures;

•difficulty in establishing, staffing, and managing foreign operations and service networks;
•challenges in attracting international customers;
•preferences of foreign nations for domestically manufactured products;
•our ability to enforce our contractual rights;
•longer sales and collection cycles in some countries;
•weaker intellectual property protection in some countries;
•compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including environmental, product safety, banking, employment, and tax;
•compliance with U.S. and foreign anti-bribery laws including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the UK Bribery Act of 2010;
•currency exchange rate fluctuations;
•regional economic and political instability, including as a result of acts of war or terrorism in countries where we may operate;
•restrictions on repatriations of earnings;
•trade restrictions, customs regulations, tariffs, and price or exchange controls;
•increased competition from local providers of similar products;
•increased costs to establish and maintain effective controls at foreign locations; and
•overall higher costs of doing business internationally.
As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful and may incur significant operational expenses. Our failure to manage these risks and challenges successfully could have an adverse effect on our business, prospects, financial condition, and operating results.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We may be limited in the portion of net operating loss (“NOL”) carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. As of December 31, 2022, we had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $729.5 million and $531.1 million, respectively, which if not utilized will begin to expire for federal and state tax purposes beginning in 2030 and 2023, respectively. Federal NOLs generated after December 31, 2017 have an indefinite carryover period, and may be utilized to offset no more than 80% of taxable income annually. Realization of NOL carryforwards that expire beginning in 2030 and 2023, respectively, depends on future income, and there is a risk that these carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income or taxes may be limited. We may experience ownership changes in the future, including as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry-forwards and other tax attributes to offset U.S. federal taxable income or taxes may be subject to limitations, which could potentially result in increased future tax liability to us.

New tax laws or unanticipated changes in existing tax laws and regulations could adversely affect us.
New legislation or regulations that could affect our tax burden could be enacted by any governmental authority. United States federal legislation affecting the tax laws was enacted in December 2017 (the “Tax Cuts and Jobs Act” or “TCJA”), March 2020 (the “Families First Coronavirus Response Act”), March 2020 (the “CARES Act”), December 2020 (“Consolidated Appropriations Act, 2021”) and August 2022 (the “Inflation Reduction Act” or “IRA”).
We continue to examine the impact that this federal tax legislation may have on our business. The TCJA is a far- reaching and complex revision to the U.S. federal income tax laws with disparate and, in some cases, countervailing impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the TCJA on the overall economy, the industries in which we operate and our and our partners’ businesses cannot be reliably predicted. For example, beginning in 2022, the TCJA eliminates the option to deduct research and development expenditures in the year they were incurred and instead requires taxpayers to capitalize and amortize these expenditures over five or fifteen years pursuant to Section 174 of the Code. Although there has been proposed legislation that would repeal or defer the capitalization requirement to later years, we have no assurance that the provision will be repealed or otherwise modified. There can be no assurance that the TCJA will not negatively impact our operating results, financial condition, and future business operations. The estimated impact of the TCJA is based on our management’s current knowledge and assumptions, following consultation with our tax advisors. Because of our valuation allowance in the United States, ongoing tax effects of the Act are not expected to materially change our effective tax rate in future periods.
On August 16, 2022, President Biden signed the IRA, which became effective beginning in 2023. The IRA includes implementation of a new alternative minimum tax, an excise tax on stock buybacks, significant tax incentives for energy and climate initiatives and other provisions. These new incentives may increase competition.
The IRA contains certain expanded tax credits and other financial incentives designed to promote the development of certain domestic clean energy projects. We continue to evaluate the extent of benefits available to us, which we expect will favorably impact our results of operations in future periods. For example, we currently expect to qualify for the advanced manufacturing production credit under Section 45X of the Code, which provides certain specified benefits for domestic production and sale of qualifying solar, wind, inverter, and battery components. Such credits may be refundable or transferable to third parties and are available from 2023 to 2032, subject to phase down beginning in 2030. In order to receive the full value of such credits and incentives, we must satisfy a number of requirements. If we fail to satisfy these requirements, the value of the credits may be limited, and we may become subject to penalties. Additionally, there are currently several critical and complex aspects of the IRA with respect to which technical guidance and regulations from the Internal Revenue Service (“IRS”) and U.S. Treasury Department are needed, including, but not limited to, eligibility for and calculation of the amount of such tax credits. If the IRS and U.S. Treasury Department issue additional guidance that limits the availability of such credits, we may not be able to take full advantage of the tax benefits of the IRA as expected. There is also uncertainty if IRA incentives may be reduced or modified in the future.
We use our best judgment in attempting to quantify and reserve for these tax obligations. However, a challenge by a taxing authority, our ability to utilize tax benefits such as NOL carryforwards or tax credits, or a deviation from other tax-related assumptions may cause actual financial results to be different from previous estimates. For example, there are various provisions of the IRA that remain subject to further guidance from the Treasury Department and the Internal Revenue Service (“IRS”). We have invested resources to interpret the IRA and used our best judgment to determine its application to our business, but our interpretation may prove to be incorrect or change. Though we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes and tax reserves, there can be no assurance that such provision is sufficient and that a determination by a taxing authority will not have an adverse effect on our net income.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events and to interruption by man-made problems such as terrorism.
We maintain production facilities in Northern and Southern California and South Carolina. Any of our facilities may be harmed or rendered inoperable by disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, geopolitical events, acts of terrorism or other criminal activities, infectious disease outbreaks (such as COVID-19), and power outages. In the event of natural disaster or other catastrophic event, we may be unable to continue our operations and may endure production interruptions, reputational harm, delays in manufacturing, development and testing of our battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies, and loss of critical data, all of which could have an adverse effect on our business, prospects, financial condition, and operating results. Moreover, our corporate headquarters and one of our current battery production facilities are in the San Francisco Bay Area, and we have facilities in Los Angeles County, regions known for seismic activity and potentially subject to catastrophic fires. If our facilities are damaged by such natural disasters or catastrophic events, our repair or replacement would likely be costly and any such efforts would likely require substantial time that may affect our ability to produce and deliver our products. For example, in July 2015, we experienced a fire in our Greenville, South Carolina manufacturing facility and then-headquarters, in which substantially all of our computer equipment, furniture and fixtures, leasehold improvements, work in progress, raw material, and finished goods inventories were damaged or destroyed. While we were insured for our losses and resumed manufacturing shortly thereafter, the disruption temporarily impacted our business. Similarly, any future disruptions in our operations could negatively impact our business, prospects, financial condition, and operating results and harm our reputation. In addition, we may not carry enough insurance to compensate for the losses that may occur.
Risks Related to Regulation
Failure to comply with anti-corruption, anti-money laundering laws, and sanctions laws, import and export controls, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act of 2010, U.S. and foreign laws relating to import and export controls, economic sanctions, including the laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, and may be subject to other anti-bribery, anti-money laundering, and sanctions laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We may have direct or indirect interactions with officials and employees of government agencies or state- owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third- party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Our products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, as well as similar laws in other countries in which we conduct business. Exports of our products, services, and technology must be made in compliance with these laws and regulations. In addition, these laws may restrict or prohibit altogether the sale or supply of certain of our products, services, and technologies to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions, unless there are license exceptions that apply or specific licenses are obtained. Any future changes in export control, import, or economic sanctions laws and regulations may adversely impact our ability to sell our products, services, and technologies in certain markets or, in some cases, prevent the export or import of our products, services, and technologies to or from certain countries, governments, or persons altogether, which could adversely affect our business, results of operations, and growth prospects.
Any violation of the FCPA, other applicable anti-corruption laws, anti-money laundering, import and export controls, economic sanctions laws and other applicable laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have an adverse effect on our business, prospects, financial condition, and operating results. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve or otherwise change over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards (or changing interpretations of them), and this investment may result in increased selling, general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected. We also expect that being a public company and the associated rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee, and nominating and governance committee, and qualified executive officers.
As a result of disclosure of information in the filings required of a public company, our business and financial condition is more visible, which may result in threatened or actual litigation, including by competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results. In addition, as a result of our disclosure obligations as a public company, we have reduced flexibility and are under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.
Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose, and report whether such minerals originate from the Democratic Republic of Congo and adjoining countries, or come from recycled or scrap sources. These requirements could adversely affect the sourcing, availability, and pricing of minerals used in the manufacture of heavy-duty electric vehicles, including our products. While these requirements continue to be subject to administrative uncertainty, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.
Risks Related to our Intellectual Property
Failure to protect our intellectual property could adversely affect our business.
Our success depends in large part on our proprietary technology, software and data. We rely on various intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as confidentiality provisions and contractual arrangements, and other forms of statutory protection to protect our proprietary rights. If we do not protect and enforce our intellectual property rights adequately and successfully, our competitive position may suffer, which could adversely affect our business, prospects, financial condition, and operating results.
Our pending patent or trademark applications may not be approved, or competitors or others may challenge the validity, enforceability, or scope of our patents, the scope of our copyrights, the registrability of our trademarks or the trade secret status of our proprietary information. There can be no assurance that additional patents will be issued or that any issued patents will provide significant protection for our intellectual property or for those portions of our proprietary technology and software that are the most key to our competitive positions in the marketplace. In addition, our patents, copyrights, trademarks, trade secrets, and other intellectual property rights may not provide us a significant competitive advantage. There is no assurance that the forms of intellectual property protection that we seek, including business decisions about when and where to file patents and when and how to maintain and protect copyrights, trade secrets, license and other contractual rights will be adequate to protect our business.
Moreover, recent amendments to developing jurisprudence regarding and current and possible future changes to intellectual property laws and regulations, including U.S. and foreign patent, copyright, trade secret and other statutory law, may affect our ability to protect and enforce our intellectual property rights and to protect our proprietary technology, software and data. In addition, the laws of some countries do not provide the same level of protection for our intellectual property as do the laws of the United States. As we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information will likely increase. Despite our precautions, our intellectual property is vulnerable to unauthorized access and copying through employee or third-party error or actions, including malicious state or state-sponsored actors, theft, hacking, cybersecurity incidents, and other security breaches and incidents, and such incidents may be difficult to detect or unknown for a significant period of time. It is possible for third parties to infringe upon or misappropriate our intellectual property, to copy or reverse engineer our bus and battery pack designs, and to use information that we regard as proprietary to create products and services that compete with ours. Effective intellectual property protection may not be available to us in every country in which we may sell our electric transit buses and related or other products and services. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors, or make patents subject to compulsory licenses to third parties under certain circumstances. In these countries, patents may provide limited or no benefit.
Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.
We enter into confidentiality and invention assignment or intellectual property ownership agreements with our employees and contractors and enter into confidentiality agreements with other third parties. We cannot ensure that these agreements, or all the terms thereof, will be enforceable or compliant with applicable law, or otherwise effective in controlling access to, use of, reverse engineering, and distribution of our proprietary information or in effectively securing exclusive ownership of intellectual property developed by our current or former employees and contractors. Further, these agreements with our employees, contractors, and other parties may not prevent other parties from independently developing technologies, products and services that are substantially equivalent or superior to our technologies, products and services.
We may need to spend significant resources securing and monitoring our intellectual property rights, and we may or may not be able to detect infringement by third parties. Our competitive position may be adversely impacted if we cannot detect infringement or enforce our intellectual property rights quickly or at all. In some circumstances, we may choose not to pursue enforcement because an infringer has a dominant intellectual property position, because of uncertainty relating to the scope of our intellectual property or the outcome of an enforcement action, or for other business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and our development teams and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims attacking the scope, validity, and enforceability of our intellectual property rights, or with counterclaims and countersuits asserting infringement by us of third-party intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could adversely affect our brand and our business, any of which could have an adverse effect on our business, prospects, financial condition, and operating results.
We may be subject to intellectual property rights claims or other litigation by third parties, which could be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.
Third parties may assert claims of infringement of intellectual property rights or violation of other statutory, license or contractual rights in technology, software or data against us or against our customers for which we may be liable or have an indemnification obligation. Any such claim by a third party, even if without merit, could cause us to incur substantial costs defending against such claim and could distract our management and our development teams from our business.
Although third parties may offer a license to their technology, software or data, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, prospects, financial condition, and operating results to be adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology, software or data licensed to us. Alternatively, we may be required to develop non-infringing technology, software or data which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from selling certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant’s patents, copyrights, trade secrets or other statutory rights, royalties or other fees. Any of these events could have an adverse effect on our business, prospects, financial condition, and operating results.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.
We have in the past and may in the future become involved in private actions, collective actions, investigations, and various other legal proceedings by customers, employees, suppliers, competitors, government agencies, or others. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition, and operating results.
Risks Related to our Common Stock
The price of our common stock has been and may continue to be volatile.
From January 3, 2022 through December 30, 2022, our common stock price has ranged from a low of $3.51 to a high of $10.90. For the period from January 1, 2023 through May 22, 2023, our common stock price has ranged from a low of $1.00 to a high of $5.62. As a result of this volatility, investors in our common stock may not be able to sell their shares at or above the prices they paid. Further, as a result of this volatility it may be difficult for us to attract new investments, including additional offerings of our securities, on terms we consider reasonable, or at all. The price of our common stock has fluctuated and may fluctuate in the future due to a variety of factors, including:
•changes in the industries in which we and our customers operate;
•variations in our operating performance and the performance of our competitors in general;
•material and adverse impact of the macro- and micro-economic conditions on the markets and the broader global economy;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•negative publicity regarding our company or products;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•additions and departures of key personnel;
•changes in laws and regulations affecting its business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•publication of research reports by securities analysts about us or our competitors or our industry;
•sales of shares of common stock by the PIPE Investors;
•dilution, or expected or potential dilution, related to the issuance of additional shares of common stock to satisfy conversion under the Convertible Notes or otherwise;
•the volume of shares of our common stock available for public sale, including as a result of the conversion of the Convertible Notes into shares of common stock; and
•general economic and political conditions such as recessions, changes in interest rates, an increased rate of inflation, disruptions to banking systems, increased costs of goods, supply chain disruptions, fuel price fluctuations, foreign currency fluctuations, international tariffs, social, political and economic risks, geopolitical conflicts (including the current conflict in Ukraine), and acts of war or terrorism.
These market and industry factors may materially reduce the market price of our common stock regardless of our operating performance.

Companies that have experienced volatility in the market price of their stock have frequently been the subject of securities class action and shareholder derivative litigation. We could be the target of such litigation in the future. Class action and derivative lawsuits, whether successful or not, could result in substantial costs, damage or settlement awards and a diversion of our management’s resources and attention from running our business, which could materially harm our reputation, financial condition and results of operations.
Conversion of the Convertible Notes will dilute the ownership interest of existing stockholders or may otherwise depress our stock price.
In August 2020, Legacy Proterra issued $200.0 million in original aggregate principal amount of Convertible Notes. Certain holders of Convertible Notes with aggregate original principal amounts of $46.5 million elected to convert their Convertible Notes, including accrued PIK interest and cash interest, at the Closing resulting in the issuance of 7.4 million shares of common stock. As of March 31, 2023, the amendment to the Convertible Notes Facility was entered into, which includes an increase in the annual interest rate of the Convertible Notes to 12.0% per annum, consisting of 5.0% in cash and 7.0% PIK with the PIK default rate proportionally increased to 9.0%. As of March 31, 2023, the outstanding balance of the Convertible Notes was $172.7 million inclusive of PIK interest of $19.4 million. To the extent the remaining outstanding Convertible Notes are converted pursuant to their conversion provisions, including any adjustments to the conversion price, the balance under the Convertible Notes will grow and the number of shares that may be issued upon conversion will increase accordingly. The issuance of shares of our common stock upon conversion of the Convertible Notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage hedging and short selling by market participants because the anticipated conversion of the Convertible Notes into shares of common stock could depress our stock price.
Because the number of shares of our common stock that may be issued to the holders of the Convertible Notes pursuant to the Convertible Notes is determined based on the price of our common stock, provided, however, that conversions may occur at any time or from time to time on or after March 31, 2024 at a conversion price equal to a 25% discount to the lowest issuance price of an equity-linked instrument from March 31, 2023 to the date of conversion, subject to a $1.016 floor price, the exact magnitude of the dilutive effect cannot be conclusively determined. However, the dilutive effect may be material to our existing stockholders. Pursuant to the terms of the Convertible Notes, we will be obligated to reserve such number of shares of our common stock that shall be sufficient to effect the conversion of the Convertible Notes. We cannot predict the price of our common stock at any future date, and therefore cannot predict the number of shares of our common stock to be issued under the Convertible Notes. Accordingly, assuming we obtain the stockholder approvals as described in “We may not have the ability to, or a sufficient number of authorized shares to, convert all of the Convertible Notes into shares of our common stock, and if we are unable to obtain certain stockholder approvals, we may need to use our cash resources to settle such conversions.”, the number of shares of our common stock that may be issuable to a holder or affiliated holders of the Convertible Notes upon conversion of the Convertible Notes may represent a relatively high percentage of our outstanding shares of common stock, up to 40% of our then outstanding shares of common stock. In this regard, it should be noted that note holders affiliated with the Cowen Parties held substantially all of the Convertible Notes as of March 31, 2023. If any stockholder and its affiliates beneficially owns a relatively high percentage of our common stock, it would be able to exercise a significant level of influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.
See the Risk Factor entitled “We may not have the ability to, or have a sufficient number of authorized shares to, convert all of the Convertible Notes into shares of our common stock, and if we are unable to obtain certain stockholder approvals, we may need to use our cash resources to settle such conversion.”
Future resale of our common stock may cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We have filed a registration statement related to the offer and sale from time to time by the selling securityholders named in the prospectus that forms a part of the registration statement of up to 125,389,111 shares of common stock, which registration statement has been declared effective by the SEC. In addition, as of June 17, 2022, Rule 144 became available for the resale of any shares that are restricted or control securities, subject to volume and other restrictions as applicable under Rule 144. To the extent shares are sold into the market pursuant to a registration statement that has been declared effective by the SEC, under Rule 144 or otherwise, particularly in substantial quantities, the market price of our common stock could decline.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could have an adverse effect our business, prospects, financial condition, and operating results.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.
Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business or cease coverage, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts provide coverage of us, the market price and volume for our common stock could be adversely affected.
We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that will increase our costs and the risk of non-compliance.
We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations will result in increased general and administrative expenses and a diversion of management time and attention.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of our Loan Agreements. We anticipate that for the foreseeable future we will retain all our future earnings to service our indebtedness, maintain compliance with the covenants under our debt agreements, for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our common stock.
Provisions in our certificate of incorporation and restated bylaws that are in effect may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and restated bylaws include provisions that:
•provide that our board of directors will be classified into three classes of directors with staggered three-year terms;
•permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require super-majority voting (or if two-thirds of the board of directors approves, a majority) to amend some provisions in our certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only a majority of our board of directors will be authorized to call a special meeting of stockholders;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
In addition, our certificate of incorporation provides the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our restated bylaws provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act or the Exchange Act must be brought in federal court and cannot be brought in state court. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.
Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change of control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

USE OF PROCEEDS
All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.
The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY
Market Information
Our common stock has been listed on the Nasdaq Global Select Market under the symbol “PTRA” since June 15, 2021. Prior to their redemption on October 29, 2021, our public warrants were listed on the Nasdaq Global Select Market under the symbol “PTRAW.” Prior to the Closing, ArcLight’s Class A ordinary shares and public warrants were listed on Nasdaq under the symbols “ACTC” and “ACTCW,” respectively. On May 22, 2023, the closing sale price of our common stock was $1.24 per share. As of May 22, 2023, there were 649 holders of record of our common stock. This number does not include beneficial owners holding our securities through nominee names.
Dividend Policy
We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and notes thereto and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. Certain of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for Proterra’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” Proterra’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Proterra’s forward-looking statements. Please also see “Cautionary Note Regarding Forward-Looking Statements.”
Overview
Proterra’s mission is to build innovative electric vehicle and battery technologies to power a better, more sustainable world.
Commercial and industrial fleets are expected to adopt electric vehicles at increasingly higher rates over the next two decades, driven by factors including emissions targets and regulations, and lower operating costs. More than 200,000 new electric buses, medium-duty trucks, and heavy-duty trucks are expected to be sold in the industry by 2030 and approximately 650,000 by 2040 in our core markets of North America and Europe. Assuming average battery capacity per vehicle of 225 kWh for medium-duty trucks, 300 kWh for buses and 750 kWh for heavy-duty trucks, we estimate this could translate into demand for heavy-duty commercial and industrial-scale batteries of approximately 90 GWh in 2030 and approximately 300 GWh in 2040 in such markets. Our business strategy is to capitalize on this opportunity through our industry-leading commercial electrification solutions.
In the first quarter of 2023, we announced the appointment of Julian Soell as the Chief Operating Officer of the Company, and Christopher Bailey as Chief Business Officer of the Company, each appointment effective as of March 1, 2023. With these appointments, we consolidated all of our product lines under one Chief Business Officer and all our operations under one Chief Operating Officer, from organizing our business around business groups, Proterra Transit and Proterra Powered & Energy, respectively; each business led by a President. In addition, in the first quarter of 2023, we announced workforce restructuring plans designed to improve operational efficiency with the reduction of our workforce by up to twenty five percent, or the elimination of approximately 300 jobs, and the planned closure of our City of Industry manufacturing facility by December 31, 2023.
We have the following commercial offerings each addressing a critical component of commercial vehicle electrification.
•Proterra Powered & Energy. Proterra Powered products are our proprietary battery systems and electrification solutions for global commercial vehicle original equipment manufacturer (“OEM”) customers serving the Class 3 to Class 8 vehicle segments, including delivery trucks, school buses, and coach buses, as well as construction and mining equipment, and other applications. Proterra Energy products and services offer turnkey fleet-scale, high-power charging solutions and software services, ranging from fleet and energy management software-as-a-service, to fleet planning, hardware, infrastructure, installation, utility engagement, and charging optimization. These solutions are designed to optimize energy use and costs, and to provide vehicle-to-grid functionality.
•Proterra Transit. We design, develop, manufacture, and sell electric transit buses as an OEM for North American public transit agencies, airports, universities, and other commercial transit fleets. Proterra Transit vehicles showcase and validate our electric vehicle technology platform through rigorous daily use by a large group of sophisticated customers focused on meeting the wide-ranging needs of the communities they serve.

Our industry experience, the performance of our transit buses, and compelling total cost of ownership has helped make us the leader in the U.S. electric transit bus market. With over 1,050 electric transit buses delivered since inception, our electric transit buses currently have delivered more than 40 million cumulative service miles spanning a wide spectrum of climates, conditions, altitudes and terrains. From this experience, we have been able to continue to iterate and improve our technology.
Our decade of experience supplying battery electric heavy duty transit buses has provided the opportunity to validate our products’ performance, operational efficiency and maintenance costs with a demanding customer base. Proterra Powered is able to leverage Proterra Transit’s expertise and showcase its strong record of range and reliability on North America’s most difficult public transit routes to attract other commercial vehicle segments. We believe our success powering heavy-duty transit vehicles with optimal performance and operation compared to a diesel-powered bus, will continue to demonstrate the strength and breadth of our technology to other commercial vehicle applications. We sell our battery systems and electrification solutions using a business development team as well as a channel sales team for certain end markets. These teams work closely with our engineering team to develop cutting-edge electrification solutions tailored to our customers’ vehicle requirements.
Proterra Powered has partnered with more than a dozen OEMs spanning from Class 3 to Class 8 trucks, several types of buses, and multiple off-highway categories. Through March 31, 2023, Proterra Powered has delivered battery systems and electrification solutions for more than 1,850 vehicles to our OEM partner customers.
In addition, Proterra Energy has established us as a leading commercial vehicle charging solution provider by helping fleet operators fulfill the high-power charging needs of commercial electric vehicles and optimize their energy usage, while meeting our customers’ space constraints and continuous service requirements. As of March 31, 2023, we had installed approximately 105 MW of charging infrastructure across North America.
Through March 31, 2023, we have generated the majority of our revenue from Proterra Transit’s sales of electric transit buses, complemented by additional revenue from Proterra Powered’s sales of battery systems and Proterra Energy’s sales and installation of charging systems, as well as from the sale of spare parts and other services provided to customers. As fleet electrification continues to expand beyond buses to trucks and other commercial vehicles, we expect Proterra Powered & Proterra Energy to grow into a significantly larger portion of our overall business and generate a greater portion of revenue. Through March 31, 2023, our chief operating decision maker, the Chief Executive Officer, evaluates Proterra’s results on a consolidated basis for purposes of making decisions on allocating resources and assessing financial performance, resulting in a single reportable segment.
Enhanced by Proterra PoweredTM high performance battery systems and electrification solutions and our purpose-built transit bus vehicle designed to optimize power, weight, and efficiency, Proterra Transit has been a leader in the North American electric transit market since 2012. Our sales efforts are focused on the 400 largest public transit agencies, which range in size from approximately 50 buses to thousands of buses in their fleets. These agencies operate more than 85% of the more than 70,000 transit buses on the road in North America, according to the FTA’s National Transit Database. We also focus our sales effort on airports, universities, hospitals, and corporate shuttle operators. As of March 31, 2023, there are, in aggregate, more than 25,000 buses in operation at fleets that are mandated to convert to 100% zero-emission by 2040 in North America, including fleets in the state of California and the cities of New York City, Chicago, and Seattle, among others. The fleet size of our primary public transit agency customer targets ranges between approximately 100 to more than 4,000 buses, and their electrification plans typically involve a phased approach. Our goal is to maintain our leadership in market share of the North American electric bus and commercial vehicle market as electric penetration continues to rise by both acquiring new customers and expanding our share of existing customers as transit agencies’ average order rates increase to meet their zero emission targets. We believe we have a competitive advantage in winning new bus sales due to our extensive track record, with more than 1,050 vehicles delivered and more than 40 million real-world service miles spanning a wide spectrum of climates, conditions, altitudes and terrains. We believe that repeat orders of increasing scale represent a considerable growth opportunity for our electric transit buses. After initial purchase, our customers often expand their electric vehicle programs and place additional orders for electric buses and charging systems. Repeat orders lower our customer acquisition costs and increase visibility into our sales pipeline. Many of our existing customers have announced long-term goals to transition to fleets completely comprised of electric vehicles.

We have a long sales and production cycle given our customers’ structured procurement processes and vehicle customization requirements, and believe that our proven ability to deliver commercial-quality battery systems, electrification and charging solutions, and electric transit buses gives us a distinct first mover advantage in end markets that are electrifying rapidly. For Proterra Powered, new vehicle development programs for commercial vehicle OEMs typically last between one and three years. As a result, volume production and revenue generation tend to trail initial contract signatures by a few years. For Proterra Transit, public transit agencies typically conduct a request for proposal process before awards are made and purchase orders are issued. Proposals are evaluated on various criteria, including but not limited to technical requirements, reliability, reputation of the manufacturer, and price. This initial sales process from first engagement to award typically ranges from 6 to 18 months. Once a proposal has been awarded, a pre-production process is completed where customer specific options are mutually agreed upon. A final purchase order follows the pre-production process. Procurement of parts and production typically follow the purchase order. Once a bus is fully manufactured, the customer performs a final inspection before accepting delivery, allowing us to recognize revenue. The length of time between a customer award and vehicle acceptance typically varies between 12 and 24 months, depending on product availability and production capacity.
We are consolidating our bus production to our largest bus manufacturing facility located in Greenville, South Carolina. We constructed our Powered 1 battery factory which has approximately 327,000 square feet at Greer, South Carolina. Our total battery system manufacturing capacity is multiple gigawatt-hours per year. We have specifically developed our battery modules using a design for manufacturability (DFM) approach that enables high-volume automated production of the module using a modular manufacturing line that can be rapidly built with low capital expenditures. Enabled by the simplicity of design and integrated architecture of our battery modules, we can manufacture our battery packs in two widths and three heights, various lengths ranging from 3-feet to 9-feet, and four different voltages. In the three months ended March 31, 2023 and 2022, our battery production was 88.6 MWh and 82.0 MWh, respectively, a 8% increase year over year. As we work to increase our production volumes, complete construction of our Powered 1 battery factory, and improve manufacturing efficiency across our production assets as we scale, we believe that we will be able to leverage our historical investments in capacity to reduce our labor and overhead costs as a percentage of total revenue. With the addition of our Powered 1 factory, we believe we will have sufficient capacity to fulfill our current backlog and anticipated near-term growth but further investment in capacity will be required as demand for electric vehicles continues to grow globally.
For the three months ended March 31, 2023 and 2022, our total revenue was $79.5 million and $58.6 million, respectively. We generated a gross loss of $6.6 million and $3.0 million for the three months ended March 31, 2023 and 2022, representing a gross margin of (8.2)% and (5.1)%, respectively. We invested significant resources in research and development, operations, and sales and marketing to grow our business and, as a result, generated losses from operations of $61.0 million and $43.2 million for the three months ended March 31, 2023 and 2022, respectively. The restructuring we announced in the first quarter of 2023 started in the later part of the first quarter, and therefore its impact was not significant to the operating results of the first quarter.
We intend to continue to make investments in developing new products and enhancing existing products. In 2022, we made a strategic equity investment in a privately held entity that we expect to produce lithium iron phosphate (LFP) battery cells in the United States in the coming years to provide us with development opportunities for battery packs with another cell chemistry to address additional segments of the commercial vehicle market. We are also increasing and/or optimizing our production capacity, and also expect to make investments in our sales and marketing organizations as well as those expenses associated with operating as a public company. As a result, we expect that the cost of goods sold and operating expenses will increase with total revenue in absolute dollars in future periods but decline as a percentage of total revenue over time.
Key metrics and select financial data
Deliveries
We delivered 42 and 40 vehicles in the three months ended March 31, 2023 and 2022, respectively. We delivered battery systems for 243 and 287 vehicles in the three months ended March 31, 2023 and 2022, respectively.

Deliveries is an indicator of our ability to convert awarded orders into revenue and demonstrates the scaling of our operations. We expect volume of deliveries to vary every quarter and not be linear as product configurations vary in complexity and timing for completion is not standard. Vehicles delivered represents the number of buses that have met revenue recognition criteria during a period. Battery systems delivered represents the battery systems sold to OEMs that have met revenue recognition criteria during a period and is measured based on the number of underlying vehicles in which they are to be used. In addition to batteries, battery systems could include drivetrains and high voltage systems and controls, depending upon the customer contract.
Growth rates between deliveries and total revenue are not perfectly correlated because our total revenue is affected by other variables, such as the mix of products delivered during the period or other services provided in addition to the hardware delivered.
Key factors affecting our performance
Supply Chain Disruption, Material Costs and Economic Impacts
Ongoing macroeconomics conditions have led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts to our supply chain, operations, and customer demand. The recent increase in inflation, interest rate and energy costs and continued disruption in global markets (in part stemming from the conflict in Ukraine) have further impacted supply chain stability and material costs. Our vehicle and charging system deliveries were impacted by ongoing constraints and inefficiencies in production driven in part by shortages in component parts, particularly wiring harnesses, resulting from global supply chain disruptions stemming from the pandemic and supplier instability. Although we achieved revenue growth during the three months ended March 31,2023 compared to the three months ended March 31, 2022, these disruptions decreased our production which negatively impacted our revenue and increased our overhead, led to increased costs to secure components critical to our production needs and negatively impacted our margins. Our transit bus production in particular was impacted by availability of wiring harnesses and other parts shortages, and we have qualified additional suppliers for wiring harnesses in early 2023 to mitigate that issue going forward. However, we still expect that our results for the remaining 2023 across all of our product lines will continue to be impacted by supply chain issues, including parts shortages.
More generally, raw material and component price inflation, and increased freight and logistics costs in addition to parts shortages are currently expected to continue to have an impact on our results of operations, financial position, and liquidity. If supply chain disruptions, shipment delays, part shortages, production inefficiencies, extended customer order and acceptance processes, are prolonged or worsen, or if supplier credit terms are unfavorable as a result of our current financial condition or supplier to impose more onerous terms on us, such as requiring cash payments prior to parts delivery, it could lead to more significant delays in production, the signing of new customer contracts and customer acceptances of near-term deliveries.
Ability to sell additional powertrains, vehicles, chargers and other products to new and existing customers
Our results will be impacted by our ability to sell our battery systems, electrification solutions including charging and energy management software, and electric transit buses, to new and existing customers. We have had initial success with Proterra Powered establishing strategic partnerships and with Proterra Transit selling electric transit buses and chargers to transit agencies, universities and airports. Our growth opportunity is dependent on commercial vehicle manufacturers electrifying their product offerings and increasing production as well as transit agencies electrifying more of their fleets (both of which we believe will increase with continued improvement in battery performance and costs over time), as well as our ability to increase manufacturing capacity and secure supply of key components, including battery cells, to meet expected demand, and our reputation in the market. Our ability to sell additional products to existing customers is a key part of our success, as follow-on purchases indicate customer satisfaction and decrease the likelihood of competitive substitution. In order to sell additional products to new and existing customers, we will need to continue to invest significant resources in our products and services, and our manufacturing capacity and supply chain, and demonstrate our reliability as a partner both in terms of our financial condition and product quality and customer service. If we fail to make the right investment decisions in our technology and electrification solutions, including our battery systems and electrification and charging solutions, and our manufacturing facilities and supply chain initiatives, if customers do not adopt our technology or our products and services or we cannot timely deliver products to customers due to supply chain disruptions or otherwise, or if our competitors are able to develop and deliver technology or products and services that are superior to ours, our business, prospects, financial condition, and operating results could be adversely affected.
Ability to improve profit margins and scale our business
We intend to continue investing in initiatives to improve our operating leverage and significantly ramp production. We believe continued reduction in costs and an increase in production volumes will enable commercial vehicle manufacturers to electrify faster. Purchased materials represent the largest component of cost of goods sold in all products and we continue to explore ways to reduce these costs through improved design for cost, strategic sourcing, long-term contracts, and in some cases vertical integration. We are consolidating battery and bus manufacturing to our facilities in Greer and Greenville South Carolina. We completed construction of our first multi-gigawatt capacity battery production facility in Greer, which began production in January 2023. We expect the consolidation of bus production in Greenville to continue to drive greater labor and overhead efficiencies while maintaining the equivalent volume of output.We believe that an increase in volume and additional experience will allow us to leverage those investments and reduce our labor and overhead costs, as well as our freight costs, as a percentage of total revenue. We expect our product cost of goods sold to increase in absolute dollars in future periods as the volume of products we sell increases. As we grow into our current capacity, execute on cost-reduction initiatives, and improve production efficiency, we expect our product cost of goods sold as a percentage of revenue to decrease in the longer term. We anticipate that by increasing facility utilization rates and improving overall economies of scale, we can positively impact gross margins of our products, bring value to our customers and help accelerate commercial electric vehicle adoption. Our ability to achieve cost-saving and production-efficiency objectives can be negatively impacted by a variety of factors including, among other things, labor cost inflation, lower-than-expected facility utilization rates, rising real estate costs, manufacturing and production cost overruns, increased purchased material costs, and unexpected supply-chain quality issues or interruptions, and delays in our ability to hire, train, and retain employees needed to scale production to meet demand.
Continued emissions regulation and environmental stewardship
Our business benefits from international, federal, state, and local government interest in regulating air pollution and greenhouse gas emissions that contribute to global climate change. In July 2020, 15 states, including California and New York, pledged to work jointly towards a unified goal of zero emissions for 100% of new sales of medium- and heavy-duty commercial vehicles by 2050. In August 2019, the European Union passed Regulation 2019/1242, mandating a reduction in emissions from new trucks by 2025 and 2030. In addition, a growing number of cities and transit agencies have pledged to convert their entire transit bus fleets to zero-emission vehicles by a specific target date, and many have already begun to purchase electric vehicles in order to meet this goal. For example, on December 14, 2018, the California Air Resources Board (“CARB’) adopted a state-wide mandate, the Innovative Clean Transit Rule, mandating transit agencies to commit to purchasing zero-emission buses starting in 2029. In 2023, CARB passed the Advanced Clean Fleet (“ACF”) Rule, which requires public and private medium-duty fleets in California to convert to zero-emission vehicles by 2045, with some sectors as early as 2035. The move away from diesel- and natural gas-powered commercial vehicles is a significant step forward to accelerate the use of advanced technologies in medium- and heavy-duty vehicles to meet air quality and public health goals, thereby boosting near-term deployment of battery-electric commercial vehicles. As legacy internal combustion engine technology becomes more heavily regulated and costly across the globe, commercial vehicle manufacturers are investing in electrification. While this investment may increase competition, we believe that it will also increase customer demand, and help build the necessary supply chain and adjacent industry investments to support powertrain electrification. However, the uncertainty related to the passage of new legislation, appropriation of government funding, and implementation of regulations could impact the timing and number of vehicle orders, and any reduction in governmental interest in emissions regulation could negatively impact our business prospects or operating results.
Government programs accelerating adoption of zero-emission vehicles
Federal and state funding has accelerated the adoption of electric vehicles in our target markets. For instance, our U.S. transit customers have partially funded electric bus purchases through competitive grant programs, including the Low or No Emission Vehicle Program authorized by the federal Fixing America’s Surface Transportation Act in 2015, and other state-specific funding. The Infrastructure Investment and Jobs Act enacted on November 15, 2021 authorizes additional funding for electric vehicles and electric vehicle charging infrastructure through the creation of new programs and grants and the expansion of existing programs, including over $4.0 billion to replace existing buses with zero emission buses and at least $2.5 billion to replace existing school buses with zero emission school buses. In August 2022, the Inflation Reduction Act added additional funding and tax credit programs for both passenger car and commercial vehicles, many of which will become available to recipients in 2023. In the United States, states are also allocating portions of settlement funds from the approximately $15 billion Volkswagen Emissions Settlement Program to investments in zero-emission transit buses and school buses. We expect that the availability of this now unprecedented level of government funding for our customers, suppliers, and competitors to help fund purchases of commercial electric vehicles and battery systems will remain an important factor in our company’s growth prospects.
As a result of the Inflation Reduction Act, the Internal Revenue Code Section 45X introduces “Advanced Manufacturing Production Credit” (“AMPC”) in effective January 1, 2023. The AMPC is based on the quantity of eligible components produced and sold by a taxpayer to an unrelated person in the taxable year. The AMPC is available for the production of battery cells and battery modules in the United States based on the capacity in kilowatt hours of the battery cell or module. The credit in the case of a battery cell is based on the capacity of the cell, $35 per kWh, and in the case of a module is based on the capacity of the module, $10 per kWh (or, in the case of a battery module that does not use battery cells, $45 per kWh). The credit is available from 2023 to 2032 subject to phase down beginning in 2030. The credit is eligible for direct payment for a five-year period from Treasury and the right to the credit can be sold for cash to third parties (in both cases subject to certain limitations). Based on the direct pay mechanism, it allows taxpayers to elect to treat the credit as a direct payment of tax, which allows them to receive a cash payment if the taxpayer does not incur any income tax liability. Accordingly, these tax credits are government grants in nature. As such, we follow our accounting policy related to government grants and record it as a reduction of product cost of goods sold when we are reasonably assured that the conditions required for such tax credits are met and such benefit will be received. We expect that we will qualify for the $10 per kWh credit, however, we cannot assure that the IRS will ultimately determine that we qualify.
Components of results of operations
Revenue
We derive revenue primarily from the sale of vehicles, the sale of battery and powertrain systems, the sale and installation of charging systems, as well as the sale of spare parts and other services provided to customers.
Product revenue.    Product revenue consists of revenue earned from the sale of vehicles, sale of battery and powertrain systems as well as sales and installation of charging systems. A vehicle is considered delivered once met revenue recognition criteria. Revenue from sales of vehicles and charging systems is typically recognized upon delivery when we can objectively demonstrate that the criteria specified in the contractual acceptance provisions are achieved prior to delivery. In cases, where we cannot objectively demonstrate that the criteria specified in the contractual acceptance provisions have been achieved prior to delivery, revenue is recognized upon acceptance by the customer. Under certain contract arrangements, revenue related to the charging systems is recognized over the installation period using an input measure based on costs incurred to date relative to total estimated costs to completion. Revenue from the sale of battery and powertrain systems is typically recognized upon shipping. Product revenue also includes revenue from leasing vehicles and charging systems under operating leases. Revenue from operating lease arrangements is recognized ratably over the lease term. The amount of product revenue we recognize in a given period depends on the number of products delivered and the type of financing used by the customer.
Parts and other service revenue.    Parts and other service revenue includes sales of spare parts, revenue earned from the development of electric vehicle powertrain components, the design and development of battery and drive systems for other vehicle manufacturers, and sales of extended warranties. The amount of parts and service revenue tends to grow with the number of vehicles delivered. However, variability can exist as customers have different methodologies for sourcing spare parts for their fleets. Revenue related to the design, development and integration of battery and drive systems is typically recognized upon shipping or delivery of services and prototypes, depending on the terms in customer contracts.
Cost of goods sold
Product cost of goods sold.    Product cost of goods sold consists primarily of direct material and labor costs, manufacturing overhead, other personnel-related expenses, which include salaries, bonuses, benefits, and stock-based compensation expense, reserves for estimated warranty costs, freight expense, and depreciation expense. Product cost of goods sold also includes charges to write-down the carrying value of inventory when it exceeds its estimated net realizable value, including on-hand inventory that is either obsolete or in excess of forecasted demand. We expect our product cost of goods sold to increase in absolute dollars in future periods as the volume of products we sell increases. As we grow into our current capacity, execute on cost-reduction initiatives, and improve production efficiency, we expect our product cost of goods sold as a percentage of revenue to decrease in the longer term.
Parts and other service cost of goods sold.  Parts and other service cost of goods sold consists primarily of material costs and the cost of services provided, including field service costs and costs related to our development team. We record costs of development services incurred in periods prior to the finalization of an agreement as research and development expense. Once a development agreement is finalized, we record these costs in parts and other service cost of goods sold. We expect our parts and other service cost of goods sold to increase in absolute dollars in future periods as more customers put additional vehicles into service and sign new development agreements.
Gross profit (loss) and margin
Gross profit (loss) is total revenue less total cost of goods sold. Gross margin is gross profit (loss) expressed as a percentage of total revenue. Our gross profit (loss) and margin has and may in the future fluctuate from period-to-period. Such fluctuations have been and will continue to be affected by a variety of factors, including the timing of vehicle delivery, mix of products sold, manufacturing costs, financing options, and warranty costs. We expect our gross margin to improve over time as we continue to scale our operations and execute on cost reduction initiatives in the longer term.
Operating expenses
Research and development.  Research and development expense consists primarily of personnel-related expenses, consulting and contractor expenses, validation and testing expense, prototype parts and materials, depreciation expense, and allocated overhead costs. Software development costs related to our fleet and energy management platform are expensed as incurred if the capitalization criteria are not met. We intend to continue to make significant investments in developing new products and enhancing existing products. Research and development expense will be variable relative to the number of products that are in development, validation or testing. However, we expect it to decline as a percentage of total revenue over time.
Selling, general and administrative.  Selling, general and administrative expenses consist primarily of personnel-related expenses for our sales, marketing, supply chain, finance, legal, human resources, and administrative personnel, as well as the costs of customer service, information technology, professional services, insurance, travel, allocated overhead, and other marketing, communications and administrative expenses. We will continue to actively promote our products. We also expect to invest in our corporate organization and incur additional expenses associated with operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums, and compliance costs. As a result, we expect that selling, general and administrative expenses will increase in absolute dollars in future periods but decline as a percentage of total revenue over time.

Interest expense, net
Interest expense, net consists primarily of interest expense associated with our debt facilities and amortization of debt discount and issuance costs. Interest income consists primarily of interest income earned on our cash and cash equivalents and short-term investments balances.
Loss on debt extinguishment
Loss on debt extinguishment relates to the amendment and restatement of the Convertible Notes. See Note 4, Debt, to our unaudited consolidated financial statements for additional information of the Convertible Notes Facility.
Other expense (income), net
Other expense (income), net primarily relates to sublease income and currency fluctuations that generate foreign exchange gains or losses on invoices denominated in currencies other than the U.S. dollar, amortization of short-term investment premium/discount and other non-operational financial gains or losses.
Critical accounting policies and estimates
Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates, assumptions, and judgments that affect amounts of assets and liabilities reported in the financial statements, the disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the applicable periods. We base our estimates, assumptions, and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions, and judgments on an ongoing basis.
There have been no significant changes in our critical accounting policies and estimates during the three months ended March 31, 2023, as compared to the critical accounting policies and estimates disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2022, except for the accounting policies related to the Convertible Notes and derivative liabilities. See Note 1 and Note 4 to our unaudited consolidated financial statements included elsewhere in this prospectus for details.
Recent accounting pronouncements
See Note 1 to our unaudited consolidated financial statements included elsewhere in this prospectus for information regarding recent accounting pronouncements that are of significance or potential significance to us.

Results of operations
The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. Percentages presented in the following tables may not sum due to rounding.
For the three months ended March 31, 2023 and 2022

	Three Months Ended March 31,
(in thousands)	2023	2022
Product revenue	$69,996	$54,171
Parts and other service revenue	9,533	4,410
Total revenue	79,529	58,581
Product cost of goods sold	79,051	57,226
Parts and other service cost of goods sold	7,036	4,358
Total cost of goods sold(1)	86,087	61,584
Gross profit (loss)	(6,558)	(3,003)
Research and development(1)	18,524	11,802
Selling, general and administrative(1)	35,886	28,387
Total operating expenses	54,410	40,189
Loss from operations	(60,968)	(43,192)
Interest expense, net	7,254	6,879
Loss on debt extinguishment	177,939	—
Other expense (income), net	(2,184)	7
Loss before income taxes	(243,977)	(50,078)
Provision for income taxes	—	—
Net loss	$(243,977)	$(50,078)
__________________
(1)Includes stock-based compensation as follows:

	Three Months Ended March 31,
(in thousands)	2023	2022
Cost of goods sold	$305	$516
Research and development	1,192	993
Selling, general and administrative	2,817	3,133
Total stock-based compensation expense	$4,314	$4,642

	Three Months Ended March 31,
	2023	2022
Product revenue	88%	92%
Parts and other service revenue	12	8
Total revenue	100	100
Product cost of goods sold	99	98
Parts and other service cost of goods sold	9	7
Total cost of goods sold(1)	108	105
Gross profit (loss)	(8)	(5)
Research and development(1)	24	20
Selling, general and administrative(1)	45	48
Total operating expenses	69	68
Loss from operations	(77)	(73)
Interest expense, net	9	12
Loss on debt extinguishment	224	—
Other expense (income), net	(3)	—
Loss before income taxes	(307)	(85)
Provision for income taxes	—	—
Net loss	(307)%	(85)%
__________________
(1)Includes stock-based compensation expense as follows:

	Three Months Ended March 31,
	2023	2022
Cost of goods sold	—%	1%
Research and development	1	2
Selling, general and administrative	4	5
Total stock-based compensation expense	5%	8%

For the years ended December 31, 2022, 2021 and 2020

	Year Ended December 31,
(in thousands)	2022	2021	2020
Product revenue	$288,400	$232,450	$190,411
Parts and other service revenue	20,964	10,410	6,532
Total revenue	309,364	242,860	196,943
Product cost of goods sold	311,884	229,142	181,987
Parts and other service cost of goods sold	21,471	11,666	7,417
Total cost of goods sold(1)	333,355	240,808	189,404
Gross profit (loss)	(23,991)	2,052	7.539
Research and development(1)	63,650	43,840	36,233
Selling, general and administrative(1)	133,214	85,841	67,139
Asset impairment charge	—	—	121
Total operating expenses	196,864	129,681	103,493
Loss from operations	(220,855)	(127,629)	(95,954)
Interest expense, net	28,588	50,982	15,413
Gain on debt extinguishment	(10,201)	—	—
Loss on valuation of derivative and warrant liabilities	—	70,177	12,989
Other expense (income), net	(1,292)	1,202	2,629
Loss before income taxes	(237,950)	(249,990)	(126,985)
Provision for income taxes	—	16	22
Net loss	$(237,950)	$(250,006)	$(127,007)
__________________
(1)Includes stock-based compensation as follows:

	Year Ended December 31,
(in thousands)	2022	2021	2020
Cost of goods sold	$1,749	$1,385	$929
Research and development	5,302	2,507	1,616
Selling, general and administrative	14,789	12,169	7,737
Total stock-based compensation expense	$21,840	$16,061	$10,282

	Year Ended December 31,
	2022	2021	2020
Product revenue	93%	96%	97%
Parts and other service revenue	7	4	3
Total revenue	100	100	100
Product cost of goods sold	101	94	92
Parts and other service cost of goods sold	7	5	4
Total cost of goods sold(1)	108	99	96
Gross profit (loss)	(8)	1	4
Research and development(1)	20	18	18
Selling, general and administrative(1)	43	35	34
Asset impairment charge	—	—	—
Total operating expenses	63	53	52
Loss from operations	(71)	(52)	(48)
Interest expense, net	9	21	8
Gain on debt extinguishment	(3)	—	—
Loss on valuation of derivative and warrant liabilities	—	29	7
Other (income) expense, net	—	—	1
Loss before income taxes	(77)	(102)	(64)
Provision for income taxes	—	—	—
Net loss	(77)%	(102)%	(64)%
__________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2022	2021	2020
Cost of goods sold	—%	1%	—%
Research and development	2	1	1
Selling, general and administrative	5	5	4
Total stock-based compensation expense	7%	7%	5%
Comparison of the Three Months Ended March 31, 2023 and 2022
Revenue

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Product revenue	$69,996	$54,171	$15,825	29%
Parts and other service revenue	9,533	4,410	5,123	116
Total revenue	$79,529	$58,581	$20,948	36%
Proterra Transit new buses delivered	42	40	2	5%
Proterra Powered battery systems delivered	243	287	(44)	(15)%
MW charging infrastructure installed	9.0	3.3	5.7	173%
Total revenue increased by $20.9 million in the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase of total revenue was primarily due to an increase of product deliveries across all business lines. Even though the battery systems delivered at vehicle level decreased due to product mix, the total kWh delivered increased year over year, which led to revenue increase.

Cost of goods sold and gross profit (loss)

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Product cost of goods sold	$79,051	$57,226	$21,825	38%
Parts and other service cost of goods sold	7,036	4,358	2,678	61
Total cost of goods sold	86,087	61,584	24,503	40
Gross profit (loss)	$(6,558)	$(3,003)	$(3,555)	118
Cost of goods sold increased by $24.5 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase in costs were mainly driven by the increased volume and higher material input costs and growth in personnel related costs. However, delays in production resulting mainly from parts shortages and supplier instability along with the ramp up Powered 1 factory production, which started in the first quarter of 2023, negatively impacted our ability to absorb increased labor and manufacturing overhead costs. These costs were partially offset by manufacturing credits earned as part of the IRA during the three months ended March 31, 2023.
Gross profit for the three months ended March 31, 2023 was negatively impacted primarily due to unabsorbed labor and manufacturing overhead costs caused by delays in production and supply chain interruptions along with the ramp up Powered 1 factory production, and also negatively impacted by a high mix of deliveries with pre-inflation pricing and increased cost of goods sold due to volume and higher material input costs and growth in personnel related costs.
Gross profit for the three months ended March 31, 2022 was negatively impacted primarily due to unabsorbed labor and manufacturing overhead costs caused by the COVID-19 pandemic and related supply chain interruptions and delays in production.
Operating expenses
Research and development

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Research and development	$18,524	$11,802	$6,722	57%
Research and development expense increased by $6.7 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily due to an increase in personnel related expenses and stock-based compensation of $4.0 million and an increase of professional and consulting fees of $1.1 million to support increased product and market development efforts.
Selling, general and administrative

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Selling, general and administrative	$35,886	$28,387	$7,499	26%
Selling, general and administrative expense increased by $7.5 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The $7.5 million increase was primarily due to an increase in personnel related expenses and stock-based compensation of $4.4 million, an increase in professional fees of $2.1 million and IT expense of $1.1 million due to the growth of our business and operating as a public company.

Interest expense, net

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Interest income	$(720)	$(310)	$(410)	132%
Interest expense	7,974	7,189	785	11%
Interest expense, net	$7,254	$6,879	$375	5%
Interest expense, net increased by $0.4 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase was primarily due to the increase of interest expense associated with the Convertible Notes, as the accrued payment-in-kind (“PIK”) interests were added to principal at each quarter end.
Loss on debt extinguishment

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Loss on debt extinguishment	$177,939	$—	$177,939	NM
On March 31, 2023, we entered into an amendment to the Convertible Notes Facility as described below in “—Liquidity and capital resources—Convertible Notes” and in Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The amendment and restatement of the Convertible Notes is considered as an extinguishment of the existing debt under the Convertible Notes outstanding as of March 31,2023, and the issuance of new debt upon the effectiveness of the amendment to the Convertible Notes Facility on March 31, 2023, which resulted in a $177.9 million loss on debt extinguishment was recorded.
Other expense (income), net

	Three Months Ended March 31,		$	%
(dollars in thousands)	2023	2022	Change	Change
Other expense (income), net	$(2,184)	$7	$(2,191)	NM
The other income in the three months ended March 31, 2023 was mainly due to the gains from amortization of short-term investment premium/discount and sublease income.
Provision for income taxes
We are subject to income taxes in the United States and certain states, but due to our net operating loss position and full valuation allowance, we have not recognized any material provision or benefit through March 31, 2023.

Comparison of the years ended December 31, 2022, 2021 and 2020.
Revenue

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Product revenue	$288,400	$232,450	$190,411	$55,950	24%	$42,039	22%
Parts and other service revenue	20,964	10,410	6,532	10,554	101%	3,878	59%
Total revenue	$309,364	$242,860	$196,943	$66,504	27%	$45,917	23%
Proterra Transit new buses delivered	199	208	170	(9)	(4)%	38	22%
Proterra Powered battery systems delivered	1,229	273	107	956	350%	166	155%
MW charging infrastructure installed	35.3	14.5	19.8	20.8	143%	(5.3)	(27)%
Total revenue increased by $66.5 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in total revenue was primarily due to increased delivery of battery systems and charging systems. The new bus delivery slightly decreased, but we also delivered 14 pre-owned buses in the year ended December 31, 2022, which increased from 9 pre-owned buses in the year ended December 31, 2021. For the year ended December 31, 2022, our production and deliveries were negatively impacted by parts shortages. Both production and deliveries during fiscal year 2021 were negatively impacted by the COVID-19 pandemic due to supplier constraints and delays in equipment delivery.
Total revenue increased by $45.9 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase of total revenue was primarily due to increase of vehicle and battery systems deliveries. In addition, we also delivered 9 pre-owned buses in the year ended December 31, 2021. The charging systems and installation revenue decreased due to delay in equipment delivery. Both production and deliveries during fiscal year 2020 were negatively impacted by the COVID-19 pandemic due to inefficiencies experienced with required safety measures and complications with inspections and regulatory testing. Both production and deliveries during fiscal year 2021 were negatively impacted by the COVID-19 pandemic due to supplier constraints and delays in equipment delivery.
Cost of goods sold and gross profit

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Product cost of goods sold	$311,884	$229,142	$181,987	$82,742	36%	$47,155	26%
Parts and other service cost of goods sold	21,471	11,666	7,417	$9,805	84%	$4,249	57%
Total cost of goods sold	$333,355	$240,808	$189,404	$92,547	38%	$51,404	27%
Gross profit (loss)	$(23,991)	$2,052	$7,539	$(26,043)	NM	$(5,487)	(73)%
Cost of goods sold increased by $92.5 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in costs were mainly driven by the increased product volume, higher material input costs and growth in personnel related costs due to inflation and global supply chain interruption. To support the growth in demand for our products, we increased headcount since 2021. However, parts shortages in part caused delays in production, which negatively impacted our ability to absorb such increased labor and manufacturing overhead costs and also, in part, resulted in a purchase commitment shortfall penalty for volumes committed in 2022 and 2023 volume modification totaling $7.7 million to our bus body supplier incurred in the fourth quarter of 2022. In addition, the cost of goods sold for the year ended December 31, 2022 also included $6.3 million related to start-up costs for the Powered 1 battery factory, which was under construction, and $3.0 million year end inventory adjustment.

Gross profit decreased by $26.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, which was mainly due to the unabsorbed labor and manufacturing overhead costs and supplier purchase shortfall penalty incurred in the fourth quarter of 2022 from delayed production caused in part by parts shortages, start-up costs for the Powered 1 battery factory, and our high mix of deliveries with pre-inflation pricing and higher material input costs.
Cost of goods sold increased by $51.4 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The $47.2 million increase in product cost of goods sold was mainly driven by an increase in vehicle and battery systems delivered. To support the growth, we have increased headcount, however, COVID-19 related supply chain interruptions caused delays in production, which negatively impacted our ability to absorb such increased labor and manufacturing overhead costs.
Gross profit decreased by $5.5 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, which was mainly due to the unabsorbed labor and manufacturing overhead costs from delayed production caused by parts shortages stemming from the COVID-19 related supply chain interruption.
Operating expenses
Research and development

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Research and development	$63,650	$43,840	$36,233	$19,810	45%	$7,607	21%
Research and development expense increased by $19.8 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to an increase in personnel related expenses of $8.6 million and stock-based compensation of $2.8 million, an increase in prototype parts and tools expense of $3.7 million, an increase of travel expense of $1.6 million as a result of the relaxation of COVID-19 restrictions, and an increase in professional and consulting fees of $1.4 million to support increased product development efforts.
Research and development expense increased by $7.6 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to an increase in personnel related expenses of $6.4 million and stock-based compensation of $0.9 million, and an increase in professional and consulting fees to support increased product development efforts, and an increase in IT expense. These increases were partially offset by a decrease in prototype parts and tools expense of $1.5 million following the completion of the development of the advanced composite bus body and the ZX5 bus platform.
Selling, general and administrative

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Selling, general and administrative	$133,214	$85,841	$67,139	$47,373	55%	$18,702	28%
Selling, general and administrative expense increased by $47.4 million in the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to an increase in personnel related expenses of $19.5 million and stock-based compensation of $2.6 million, an increase in professional and consulting fees of $8.7 million, an increase in IT expense of $4.9 million due to increased cybersecurity measures, more users and incremental data usage costs, an increase in facilities expense of $3.6 million, an increase in insurance expense of $2.6 million, and an increase in travel expense of $1.4 million as a result of the relaxation of COVID-19 restrictions.
Selling, general and administrative expense increased by $18.7 million in the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to an increase in personnel related expenses of $7.3 million and stock-based compensation of $4.4 million, an increase in insurance expense of $3.5 million, an increase in IT expense of $2.0 million due to increased cybersecurity measures, more users and incremental data usage costs, and an increase in travel expense of $1.2 million as a result of the relaxation of COVID-19 restrictions.

Interest expense, net

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Interest income	$(1,620)	$(1,735)	$(240)	$115	(7)%	$(1,495)	623%
Interest expense	30,208	52,717	15,653	(22,509)	(43)	37,064	237
Interest expense, net	$28,588	$50,982	$15,413	$(22,394)	(44)	$35,569	231
Interest expense, net decreased by $22.4 million in the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to the write-off of $21.0 million of unamortized debt issuance costs associated with the Convertible Notes with an original aggregate principal of $46.5 million that were converted upon the Closing of the Business Combination in June 2021. For more information regarding the Convertible Notes, see “—Liquidity and capital resources” below.
Interest expense, net increased by $35.6 million in the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the write-off of $21.0 million of unamortized debt issuance costs associated with the Convertible Notes with an original aggregate principal of $46.5 million that were converted upon the Closing of the Business Combination, and additional interest expense resulting from the original aggregate principal of $200.0 million of Convertible Notes issued in August 2020. These amounts were offset by increased interest income earned on investments from cash equivalents and short-term investments.
Gain on debt extinguishment

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Gain on debt extinguishment	$(10,201)	$—	$—	$(10,201)	NM	$—	NM
The $10.2 million gain on debt extinguishment was related to the $10.0 million PPP loan forgiveness approved by the SBA in May 2022. The previously paid and accrued interest of $0.2 million was also forgiven.
Loss on valuation of derivative and warrant liabilities

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Loss on valuation of derivative and warrant liabilities	$—	$70,177	$12,989	$(70,177)	NM	$57,188	NM
The $70.2 million loss in the year ended December 31, 2021 was related to losses on revaluation of the derivative and warrant liabilities arising from the Convertible Notes and related warrants of $111.7 million and $47.3 million, respectively, offset by the $50.3 million and $38.6 million of gains recognized on revaluation of the liabilities arising from the public warrants and private placement warrants, respectively.
The derivative and remaining warrant liabilities arising from the Convertible Notes were reclassified to stockholder’s equity upon the Closing in June 2021. The public and private placement warrants were exercised or redeemed in October 2021, and the related warrant liabilities were reclassified to stockholder’s equity.
The $13.0 million loss in the year ended December 31, 2020 related to the fair value change of derivative and warrant liabilities arising from the Convertible Notes.
Other expense (income), net

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Other expense (income), net	$(1,292)	$1,202	$2,629	$(2,494)	NM	$(1,427)	(54)%

Other expense (income), net includes realized gain or loss from short-term investment, currency fluctuations that generate foreign exchange gains or losses on invoices denominated in currencies other than the U.S. dollar, sublease income and other non-operational financial losses. The increase of other income in the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to higher amount of ST investment throughout 2022 compared to 2021.
The higher expense in the year ended December 31, 2020 was mainly due to foreign exchange rate fluctuations in the first quarter of 2020, and other non-operational financial gains or losses.
Provision for income taxes

	Year Ended December 31,			2022 vs 2021 Change		2021 vs 2020 Change
(dollars in thousands)	2022	2021	2020	$	%	$	%
Provision for income taxes	$—	$16	$22	$(16)	NM	$(6)	NM
We are subject to income taxes in the United States and certain states, but due to our net operating loss position, we have not recognized any material provision or benefit through December 31, 2022. In the years ended December 31, 2021 and 2020, we recorded a provision for taxes in certain states, where tax is not based solely on income before taxes.
Liquidity and capital resources
As of March 31, 2023, we had cash and cash equivalents and short-term investments of $296.2 million. Our primary requirements for liquidity and capital are investment in new products and technologies, the completion and improvement of our current manufacturing and future capacity expansion, working capital, servicing our indebtedness, complying with the requirements of the terms governing the Senior Credit Facility and Convertible Notes Facility, and general corporate needs. Historically, these cash requirements have been met through the net proceeds we received through private sales of equity securities, the Business Combination, the PIPE Financing, the Convertible Notes Facility, borrowings under our credit facilities, and payments received from customers.
Under ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), we have the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future obligations as they become due within one year of the unaudited consolidated financial statements included elsewhere in this prospectus were issued.
Due to our potential inability to maintain the Liquidity (as defined in the Note Purchase Agreement) requirement under the Convertible Notes Facility and any resulting potential events of default under the Convertible Notes Facility and the Senior Credit Facility when coupled with the following conditions: our available cash resources, recurring losses and cash outflows from operations, an expectation of continuing operating losses and cash outflows from operations for the foreseeable future, and the need to raise additional capital to finance our future operations, we concluded that we may not be able to meet our future financial obligations within one year of the date of our unaudited consolidated financial statements included elsewhere in this prospectus were issued, which causes substantial doubt about our ability to continue as a going concern to exist.
We are currently executing on various strategies designed to improve liquidity and cash generated from operations. We are undertaking expense reduction and cash savings initiatives that include streamlining facilities, initiating working capital initiatives, and reducing overall selling, general and administrative expenses that include a workforce reduction announced in January 2023, and our planned closure of the City of Industry facility by December 31, 2023 to improve operational efficiency. We are exploring potential options for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked, and/or debt securities, debt financings or other capital sources and/or strategic transactions. However, we have not yet secured additional financing and may not be successful in securing additional financing or executing a transaction on a timely basis on acceptable terms or at all.
See the Risk Factors titled “There is substantial doubt about our ability to continue as a going concern for a period of twelve months from the date the unaudited consolidated financial statements included elsewhere in this prospectus were issued” on and “The Senior Credit Facility, and the Convertible Notes Facility contain obligations and covenants that have and may in the future restrict and impact our business and financing activities. We have in the past obtained waivers of certain covenants contained in the Senior Credit Facility and the Convertible Notes Facility. If we are not able to comply with or obtain further waivers for our covenants contained in the Senior Credit Facility and Convertible Notes Facility, we would be in default under one or both of the Senior Credit Facility or Convertible Notes Facility which would have an immediate adverse effect on our business” for the consequences of an unwaived event of default under the Convertible Notes and the Senior Credit Facility and consequences if we are not successful in securing additional financing on acceptable terms or at all.
These financial statements have been prepared by management in accordance with GAAP and this basis assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. These financial statements do not include any adjustments that may result from the outcome of this uncertainty.
Senior Credit Facility
In May 2019, we entered into the Senior Credit Facility, which is a senior secured asset-based lending facility with borrowing capacity up to $75.0 million. The Senior Credit Facility is available on a revolving basis through the earlier of May 9, 2024 or 91 days prior to the stated maturity of any subordinated debt in aggregate amount of $7.5 million or more. The maximum availability under the Senior Credit Facility is based on certain specified percentages of eligible accounts receivable and inventory, subject to certain reserves, to be determined in accordance with the Senior Credit Facility. The Senior Credit Facility includes a $25.0 million letter of credit sub-line as of March 31, 2023. Subject to certain conditions, the borrowing capacity may be increased by $50.0 million upon approval by the lender, and at our option, the borrowing capacity can be reduced to $25.0 million or terminated upon at least 15 days’ written notice.
The Senior Credit Facility is secured by a security interest on substantially all our assets except for intellectual property and certain other excluded assets.
On April 3, 2023, we entered into the Third Amendment to the Senior Credit Facility to replace the references of London Interbank Offered Rate (“LIBOR”) in the loan document with Term SOFR, a rate based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York.
Borrowings under the Senior Credit Facility bear interest at per annum rates equal to, at our option, either (i) the base rate plus an applicable margin for base rate loan, or (ii) the Term SOFR, plus an applicable margin for Term SOFR loan. The base rate is calculated as the greater of (a) the Lender prime rate, (b) the federal funds rate plus 0.5%, and (c) one-month Term SOFR plus 1.0%; subject to a 1.0% floor. The applicable margin is calculated based on a pricing grid linked to quarterly average excess availability (as a percentage of borrowing capacity). For base rate loans, the applicable margin ranges from 0.0% to 1.5%, and for Term SOFR loans, it ranges from 1.5% to 3.0%. The unused line fee is 0.375% per annum of the actual daily amount of the unutilized revolver commitment and will be reduced to 0.25% under certain conditions.
The Senior Credit Facility contains certain customary non-financial covenants. In addition, the Senior Credit Facility requires us to maintain a fixed charge coverage ratio of at least 1.00:1.00 during such times as a covenant trigger event specified therein shall exist.
As of March 31, 2023, there was no balance for borrowings outstanding under the Senior Credit Facility, although we utilized $20.1 million of the facility’s sub-line for letters of credit.
Convertible Notes Facility
In August 2020, Legacy Proterra issued $200.0 million aggregate principal of Convertible Notes with an initial maturity date on August 4, 2025. The Convertible Notes had a cash interest of 5.0% per annum payable at each quarter end and a paid-in-kind interest of 4.5% per annum payable by increasing the principal balance at each quarter end.

Certain Convertible Note holders with an original aggregate principal amount of $46.5 million elected to convert their Convertible Notes at the Closing of the Business Combination. The remaining outstanding original principal under the Convertible Note Facility is $153.5 million as of March 31, 2023.
The remaining Convertible Notes including accrued interest would be automatically converted to common stock at $6.5712 per share pursuant to the mandatory conversion provisions, if and when the volume-weighted average price (“VWAP”) of our common stock exceeds $9.86 over 20 consecutive days.
The Note Purchase Agreement contains certain customary non-financial covenants. In addition, the Note Purchase Agreement requires the Company to maintain Liquidity (as defined in the Note Purchase Agreement) at quarter end (“Minimum Liquidity Covenant”) of not less than the greater of (i) $75.0 million and (ii) four times of Cash Burn (as defined in the Note Purchase Agreement) for the three-month period then ended. See below for details regarding modifications to the Minimum Liquidity Covenant.
See Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details of the Convertible Notes Facility prior to the amendment thereto.
Immediately prior to the amendment to the Convertible Notes Facility described below, the outstanding balance of the Convertible Notes Facility was $172.7 million inclusive of PIK interest of $19.2 million, and the remaining balance of debt discount and issuance costs was $44.3 million as of March 31, 2023.
Amendment to the Convertible Notes Facility
On March 31, 2023, we, Proterra OpCo, CSI I Prodigy Holdco LP, CSI Prodigy Co-Investment LP, CSI GP I LLC and CSI PRTA Co-Investment LP (collectively, the “Cowen Parties”) entered into the amendment to the Convertible Notes Facility, providing for (i) the amendment of the Note Purchase Agreement, and (ii) the amendment and restatement of the Convertible Notes. The Convertible Notes Facility was amended, described in further detail below, including amendments to the interest rate, maturity date, mandatory and optional conversion rights, limitations on the issuance of shares of our common stock upon conversion and our obligation to seek stockholder approval, minimum liquidity requirements and certain other covenants. On May 19, 2023, the Company, Proterra OpCo, Generation IM Climate Solutions II, L.P. (“Generation”), and the Cowen Parties entered into that certain Amendment to Secured Convertible Promissory Note (“Generation Amendment”). The Generation Amendment extends the maturity date of that certain secured convertible promissory note in the original aggregate principal amount of $3.5 million issued to Generation pursuant to the Note Purchase Agreement to align with the maturity date of the other notes outstanding under Convertible Notes Facility.
The amendment to the Convertible Notes Facility provides for, among other things,(i) a waiver of the Minimum Liquidity Covenant through and including May 31, 2024, instead requiring a minimum Liquidity of $125.0 million as of the last day of each quarter from March 31, 2023 through and including May 31, 2024, and (ii) a waiver of the requirement that our financial statements be certified by our auditor without qualification (or similar notation) as to going concern for our consolidated financial statements for fiscal years 2022 and 2023. After May 31, 2024, the Convertible Notes Facility requires us to maintain Liquidity at each quarter end of not less than the greater of (i) $75.0 million and (ii) four times of Cash Burn for the three-month period then ended. In addition, the Convertible Notes Facility contains an additional holding company covenant limiting our ability to engage in business, operations and activities other than as set forth in the Convertible Notes Facility.
The Convertible Notes will mature on August 4, 2028 with respect to $153.5 million in outstanding original principal balance of the Convertible Notes. We may not make prepayments in respect of the Convertible Notes unless approved by the required holders of the Convertible Notes.
The Convertible Notes accrue interest at (i) a cash interest rate of 5.0% per annum, payable quarterly on the last day of each quarter (the “Payment Date”), and (ii) a paid-in-kind interest rate (the “PIK Rate”) of 7.0% per annum, payable by increasing the principal balance of each Convertible Note on the Payment Date. During the continuance of an Event of Default, the PIK Rate may be increased to 9.0% per annum. The increased PIK interest on the Convertible Notes is to be accrued from March 17, 2023.

As of March 31, 2023, the outstanding principal balance of the Convertible Notes was of $172.9 million (inclusive of PIK interest of $19.4 million), of which (i) $168.9 million (inclusive of PIK interest) was held by the Cowen Parties and (ii) $3.9 million (inclusive of PIK interest) was held by Generation.
Each of the Convertible Notes ranks equally without preference or priority of any kind over one another, but senior in all rights, privileges, and preferences to all other shares of our capital stock and all other securities that are convertible into or exercisable for our capital stock directly or indirectly. The Convertible Notes are secured by substantially all of the assets of Proterra OpCo, including its intellectual property.
Prior to the maturity date or prior to the payment or conversion in full of the Convertible Notes, in the event of a liquidation or sale of the Company, the Company shall pay to the holders of Convertible Notes the greater of (i) 150% of the outstanding principal balance of the Convertible Notes or (ii) the consideration that the holders would have received had the holders elected to convert their Convertible Notes into common stock immediately prior to such liquidation event.
The Convertible Notes do not entitle the holders to any voting rights or other rights as a stockholder of the Company, unless and until the Convertible Notes are actually converted into shares of the Company’s common stock in accordance with their terms.
The Convertible Notes Facility provides for mandatory conversion only on or after March 31, 2024, if the daily VWAP of the Company’s common stock equals or exceeds (a) $15.00 after March 31, 2024 to but not including March 31, 2025, or (b) $12.00 after March 31, 2025, in each case, over a period of 20 consecutive trading days and providing that if the mandatory conversion trigger is met, to convert at a conversion price equal to (i) $4.00 until 1/3 of the aggregate balance of such Convertible Note (including all PIK interest and cash interest accrued but not paid) is converted, (ii) thereafter, $5.00 until 1/3 of the aggregate balance of the such Convertible Note is converted, and (iii) thereafter, $6.00. The conversion prices will be equitably adjusted to reflect any stock dividends, stock splits, reverse stock splits, recapitalizations or other similar events.
The Convertible Notes Facility also contains an optional conversion provision, which provides that each Convertible Note is convertible, at the holder’s option, at any time on or after March 31, 2024 until the maturity date, to convert at a conversion price equal to (i) $4.00 until 1/3 of the aggregate balance of the such Convertible Note is converted, (ii) thereafter, $5.00 until 1/3 of the aggregate balance of the such Convertible Note is converted, and (iii) thereafter, $6.00, which conversion right shall be exercisable in whole or in part from time to time; provided, however, that if the Company consummates a Qualified Financing (as defined below), the holder, at its option, at any time or from time to time on or after March 31, 2024, may convert its Convertible Notes at a conversion price equal to a 75% of the lowest per share cash purchase price of the common stock or preferred stock sold by Proterra in any Qualified Financing, subject to a $1.016 floor conversion price. “Qualified Financing” means, as of any date of determination, a bona fide equity financing, if any, on or after March 31, 2023, in which the Company or Proterra OpCo sells equity or equity-linked securities in a capital-raising transaction (which may include a public offering of the Company’s equity securities).
Subject to certain exceptions, the Convertible Notes Facility also restricts our ability to, among other things: dispose of or sell our assets; make material changes in our business or management, or accounting and reporting practices; acquire, consolidate, or merge with other entities; incur additional indebtedness; create liens on our assets; pay dividends; make investments; enter transactions with affiliates; and pre-pay other indebtedness.
The Convertible Notes Facility also contains customary events of default, including, among others, the failure to make any payment of principal (or any other payment) when due under the Convertible Notes within five business days of the applicable due date, the breach of the Minimum Liquidity Covenant or any of our negative covenants, and the commencement of an insolvency proceeding. A default under our Convertible Notes Facility would result in a cross-default under the Senior Credit Facility.
The Convertible Notes provide that no “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) will be entitled to receive any of our common stock otherwise deliverable upon conversion of the Convertible Notes to the extent that such receipt would cause such person or group to become, directly or indirectly, a “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of more than 40% of our common stock outstanding at such time (the “Beneficial Ownership Limitation”), and no conversion of the Convertible Notes shall take place to the extent (but only to the extent) that such receipt (or conversion) would cause any holders of the Convertible Notes or its affiliates to beneficially own shares of our common stock in excess of the Beneficial Ownership Limitation.
The Convertible Notes also provide for certain limitations on the conversion rights of the holders of the Convertible Notes, including caps on the number of shares of our common stock deliverable upon conversion subject to obtaining stockholder approval, as described below. We have agreed to use our best efforts to obtain stockholder approval of (i) the issuance of more than 19.99% of our outstanding common stock in accordance with Nasdaq listing standards (the “Nasdaq Proposal”) and (ii) an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock.
Prior to the receipt of stockholder approval of the Nasdaq Proposal, the maximum number of shares of common stock that may be issued upon conversions of the Convertible Notes will be 45,257,360. If we receive stockholder approval of the Nasdaq Proposal, until and unless we receive stockholder approval of an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock, the maximum number of shares of common stock that may be issued upon conversions of the Convertible Notes will be 177,782,000. If we receive both stockholder approvals, the number of shares of our common stock that may be issued upon conversion of the Convertible Notes will be limited by our available authorized shares, subject to the Beneficial Ownership Limitation.
We are obligated to use best efforts to seek the above stockholder approvals as promptly as practicable and no later than the Company’s 2023 annual meeting of stockholders. If such stockholder approvals are not received at the Company’s 2023 annual meeting of stockholders, we are obligated to call a special meeting of stockholders every six months until such stockholder approvals are received. Until such time that we receive such stockholder approvals, if at all, if a proposed conversion of the Convertible Notes cannot be completed in full due to the above described conversion limitations, the holders of the Convertible Notes shall have the right to elect either (x) to rescind the conversion with respect to (and only with respect to) the portion of the Balance (as defined below) of the Convertible Note that relates to the number of shares of our common stock exceeding the applicable limitations (the “Excess Shares”) or (y) for us to pay to such holder of the Convertible Notes an amount equal to the product of (A) the number of Excess Shares, multiplied by (B) the simple average of the daily volume weighted average price of our common stock for the 20 consecutive trading days ending on and including the trading day immediately preceding the applicable conversion date. “Balance” means, at the applicable time, the sum of all then outstanding principal of a Convertible Note, all then accrued but unpaid interest and all other amounts then accrued but unpaid under such Convertible Note.
In accordance with ASC Topic No. 470-50, Debt – Modifications and Extinguishments, the amendment to the Convertible Notes Facility on March 31, 2023 was determined to be an extinguishment of the existing debt and an issuance of new debt upon the effectiveness of the amendment to the Convertible Notes Facility on March 31, 2023. The new debt is initially recorded at its fair value of $313.4 million, and a loss on debt extinguishment is calculated as the difference between the fair value of the new debt, the net carrying amount of the old debt, and other adjustments required under U.S. GAAP. The Company recorded a loss on debt extinguishment of $177.9 million in the condensed consolidated statements of operations and the $7.2 million fair value of the mandatory conversion feature under the Convertible Notes immediately prior to the amendment to the Convertible Notes Facility was recorded to offset stockholders’ equity in accordance with Topic 815, Derivatives and Hedging. The embedded features in the Convertible Notes are composed of conversion options that had the economic characteristics of a contingent early redemption feature settled in a variable number of shares of the Company’s common stock. These conversion options were bifurcated and accounted for as a derivative liability separately from the host debt instrument. As of March 31, 2023, the fair value of derivative liability of $135.7 million was recorded as debt discount on the condensed consolidated balance sheets, which will be amortized during the term of the Convertible Notes to interest expense using the effective-interest method. The derivative liability will be remeasured on a recurring basis at each reporting period date, with the change in fair value reported in the statement of operations.
Based on the current price of the Company’s common stock, the holders of Convertible Notes could potentially have the right to elect cash payment for any Excess Shares upon conversion as early as March 31, 2024 if the

Company were to complete a Qualified Financing transaction. As a result, even though the Convertible Notes have a maturity date beyond 12 months from March 31, 2023, the related liabilities are classified as current liability on the Company’s condensed consolidated balance sheets as of March 31, 2023.
Performance bonds
Public transit agencies may require their suppliers to obtain performance bonds from surety companies or letters of credit to protect against non-performance. These performance guarantees are normally valid from contract effective date to completion of the contract, which is generally upon customer acceptance of the vehicle. Surety companies limit the maximum coverage they will provide based on financial performance and do not provide committed bonding facilities. Currently, we are required to cash collateralize a portion of the total performance bond amount. Historically, we have primarily provided cash collateral. Our surety provider may accept letters of credit. The collateral provided is a mix of restricted cash on the balance sheet and letters of credit. As of March 31, 2023, we had $12.6 million of restricted cash and $5.0 million of letters of credit related to performance bonds. We believe we have sufficient capacity to meet the performance guarantee needs of our business through our arrangements with our primary surety provider.
Cash flows
The following table summarizes our cash flows:

	Three Months Ended March 31,
(in thousands)	2023	2022
Cash flows (used in) provided by:
Operating activities	$7,107	$(52,148)
Investing activities	89,428	(71,652)
Financing activities	(2,325)	1,125
Net increase (decrease) in cash and cash equivalents, and restricted cash	$94,210	$(122,675)
Operating activities
Net cash provided by operating activities in the three months ended March 31, 2023 was $7.1 million compared to $52.1 million net cash used in operating activities in the three months ended March 31, 2022. The change of cash provided by (used in) operating activities in the three months ended March 31, 2023 compared to the three months ended March 31, 2022 was mainly due to changes of working capital balance offset by higher net loss than comparative period. The increase in net loss of $193.9 million between the comparison periods is primarily offset by the increase of non-cash loss on debt extinguishment of $177.9 million and $1.3 million of depreciation and amortization expense. In the three months ended March 31, 2023, cash provided by operating activities includes $31.6 million, $29.5 million, $18.0 million and $13.0 million related to account receivable, accounts payable and accrued liabilities, deferred revenue and prepaid expenses and other current assets, respectively, and partially offset by cash used in operating activities related to inventory of $35.9 million. In the three months ended March 31, 2022, cash used in operating activities included $13.8 million, $3.5 million and $1.7 million related to inventory, accounts payable and accrued liabilities and deferred revenue, respectively, which was partially offset by cash provided by operating activities related to accounts receivable of $3.3 million.
Investing activities
Net cash provided by investing activities was $89.4 million in the three months ended March 31, 2023 compared to $71.7 million net cash used by investing activities in the three months ended March 31, 2022. The $89.4 million net cash provided by investing activities for the three months ended March 31, 2023 resulted from $97.9 million net cash provided by maturity of marketable securities and offset by $8.5 million capital expenditures mainly related to the Powered 1 factory. The $71.7 million net cash used in investing activities for the three months ended March 31, 2022 resulted from $62.5 million net purchase of short-term investments and $9.2 million capital expenditures mainly related to the Powered 1 factory.

Financing activities
Net cash used in financing activities was $2.3 million for the three months ended March 31, 2023 as compared to $1.1 million net cash provided by financing activities for the three months ended March 31, 2022. The net cash used in financing activities for the three months ended March 31, 2023 primarily resulted from the payment of insurance related financing liability. The net cash provided by financing activities for the three months ended March 31, 2022 primarily resulted from net proceeds of $1.8 million from the exercise of stock options.
Off-balance sheet arrangements
We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt, or operating our business. With the exception of letters of credit, we do not have any off-balance sheet arrangements or relationships with entities that are not disclosed in our consolidated financial statements that have, or are reasonably likely to have, a material current or future effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures, or capital resources. In addition, we do not engage in trading activities involving non-exchange traded contracts.
Contractual obligations
The purchase commitments including purchase orders or contracts for the purchase of certain goods and services, was $2.1 billion as of March 31, 2023, of which 22% was expected to be due in the next 12 months, 39% in 1-3 years, and the remainder in more than 3 years through 2028. Most of the commitments relate to the expected purchase of cylindrical cells manufactured at a yet to be built LG Energy Solution battery cell plant in the United States, pursuant to a long-term supply agreement through 2028.
Recent accounting pronouncements
See Note 2 of our unaudited consolidated financial statements for information regarding recent accounting pronouncements that are of significance, or potential significance to us.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business.
Interest rate and market risk
As of December 31, 2022, we had cash and cash equivalents and short-term investments of $298.1 million. Our cash and cash equivalents and short-term investments are held primarily in U.S. treasury and corporate debt securities, and money market funds. Our primary objectives for investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk.
Our investments in fixed rate debt securities are subject to market risk due to changes in interest rates. our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. Our debt securities are classified as “available for sale.” When the fair value of the security declines below its amortized cost basis, any portion of that decline attributable to credit losses, to the extent expected to be nonrecoverable before the sale of the security, is recognized in our consolidated statement of operations. When the fair value of the security declines below its amortized cost basis due to changes in interest rates, such amounts are recorded in other comprehensive loss, and are recognized in our consolidated statement of operations only if we sell or intend to sell the security before recovery of its cost basis.
Based on a sensitivity model that measures market value changes when changes in interest rates occur, as of December 31, 2022, an immediate increase of 100-basis points in interest rates would have no material impact to the fair value of our cash equivalents and short-term investment.
We had non-controlling equity investments in privately-held companies of $26.6 million as of December 31, 2022. The fair value of such strategic investment may fluctuate depending on the financial condition and near-term prospects of these companies, and we may be required to record an impairment loss if the carrying value of the investment exceed its fair value.
We are exposed to interest rate risk related to our indebtedness under the Senior Credit Facility that bears interest at floating rates based on the prime rate plus a specified margin. As of December 31, 2022, we had no borrowing outstanding under the Senior Credit Facility.
Foreign currency exchange rate risk
We are exposed to foreign currency exchange rate risk, primarily related to certain raw material purchases denominated in Euros and certain accounts receivables from three customers denominated in Canadian dollars. Payments denominated in foreign currencies represented less than 5% of our total payments during the years ended December 31, 2022, 2021 and 2020. The revenue from the customers with accounts receivable denominated in Canadian dollars was less than 1% of our total revenue for the years ended December 31, 2022 and 2021, and was less than 10% of our total revenue for the year ended December 31, 2020. The exchange rate fluctuations were not material in the years ended December 31, 2022 and 2021, and accounted for $1.1 million of other expense in the year ended December 31, 2020. The higher expense in 2020 was mainly due to foreign exchange rate fluctuations in the first half of 2020. As a result, we believe that we currently do not have material exposure to changes in foreign currency exchange rates.
Inflation Risk
Volatility in the prices of commodities and third-party parts and components or the impact of inflationary increases could increase the costs of our products and services. We may not be able to pass on these costs to our customers and this could have a material adverse impact on our results of operations and cash flows. The reasons for these fluctuations include the impact by global supply and demand trends, both within and outside our industry, as well as commodity price fluctuations, conversion costs, energy costs, labor costs, and transportation costs, competition, worldwide currency fluctuations, regulatory costs, and product and process evolutions that impact demand for the same materials. We have experienced inflation in our material costs, including increased costs for freight, due to supply chain challenges as a result of COVID-19.
Evaluation of Disclosure Controls and Procedures
Under the supervision of and with the participation of our principal executive officer and principal financial officer, management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, because of the material weaknesses in internal control over financial reporting described below in Management’s Annual Report on Internal Control Over Financial Reporting.
Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will be able to prevent all errors and detect all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. These inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the financial reporting process safeguards to reduce, though not eliminate, the risk of errors or fraud.
Notwithstanding the material weaknesses in internal control over financial reporting identified in Management’s Annual Report on Internal Control Over Financial Reporting, our management has concluded that the audited consolidated financial statements and unaudited condensed consolidated financial statements included in this prospectus present fairly, in all material respects, our financial position, results of operations and cash flows for each of the periods presented in conformity with U.S. generally accepted accounting principles (“US GAAP”).
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Management, with the participation of the principal executive officer and principal financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 , using the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2022, because of the material weaknesses in internal control over financial reporting described below.
We did not have a sufficient number of trained resources with assigned responsibility and accountability for the design, operation and documentation of internal control over financial reporting. As a result:
1.We did not have an effective risk assessment process that defined clear financial reporting objectives and evaluated risks at a sufficient level of detail to identify all relevant risks of material misstatement across the entity.
2. We did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting.
3. We did not have effective monitoring activities to assess the operation of internal control over financial reporting including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.
As a consequence, we did not effectively design, implement, or operate process-level control activities for substantially all of our financial reporting processes.
The material weaknesses in internal controls over financial reporting did not result in any material misstatements or omissions in our previously reported financial statements.
Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this prospectus, issued an adverse opinion on the effectiveness of our internal control over financial reporting. KPMG LLP’s report appears on page F-31.

Remediation Plan and Status
Our management, with the oversight of the audit committee of our board of directors, is in the process of designing and implementing a remediation plan and have taken and continue to take steps that we believe will address the underlying causes of the material weakness, which includes the following steps:
(1) Hiring, training, and retaining individuals with the appropriate skills and experience related to technical accounting, internal control over financial reporting, and the design and implementation of information technology solutions;
(2) Enhancing risk assessment and prioritizing remediation activities that most significantly reduce the risk that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis;
(3) Implementing and monitoring our phased approach to remediation of control activities;
(4) Enhancing information and communication processes through information technology solutions designed to ensure that information needed for financial reporting is accurate, complete, relevant and reliable, and communicated in a timely manner; and
(5) Reporting regularly to the audit committee of the board of directors on the progress and results of our remediation plan, including the identification, status, and resolution of internal control deficiencies.
The elements of our remediation plan can only be accomplished over time and are subject to continued review, implementation and testing by management, as well as oversight by the audit committee of our board of directors, to determine that it is achieving its objectives. While we have implemented a variety of steps to remediate these weaknesses, the material weaknesses will not be considered remediated until such time as management designs and implements effective controls that operate for a sufficient period of time and concludes, through testing, that these controls are effective. Examples of actions that have been implemented as part of the ongoing remediation plan include but are not limited to the hiring of an accounting advisor while the Company seeks to hire additional accounting staff. The Company has also contracted the services of a global consulting firm that is experienced in SOX and Committee of Sponsoring Organizations (COSO) compliance to assist with the ongoing remediation efforts. We will continue to monitor the effectiveness of our remediation plan and will refine the remediation plan as appropriate.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company’s most recently completed quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting, other than the remediation steps described above.

BUSINESS
Overview
Proterra’s mission is to build innovative electric vehicle and battery technologies to power a better, more sustainable world.
Commercial and industrial fleets are expected to adopt electric vehicles at increasingly higher rates over the next two decades, driven by factors including emissions targets and regulations, and lower operating costs. More than 200,000 new electric buses, medium-duty trucks, and heavy-duty trucks are expected to be sold in the industry by 2030 and approximately 650,000 by 2040 in our core markets of North America and Europe. Assuming average battery capacity per vehicle of 225 kWh for medium-duty trucks, 300 kWh for buses and 750 kWh for heavy-duty trucks, we estimate this could translate into demand for heavy-duty commercial and industrial-scale batteries of approximately 90 GWh in 2030 and approximately 300 GWh in 2040 in such markets. Our business strategy is to capitalize on this opportunity through our industry-leading commercial electrification solutions.
In the first quarter of 2023, we announced the appointment of Julian Soell as the Chief Operating Officer of the Company, and Christopher Bailey as Chief Business Officer of the Company, each appointment effective as of March 1, 2023. With these appointments, we consolidated all of our product lines under one Chief Business Officer and all our operations under one Chief Operating Officer, from organizing our business around business groups, Proterra Transit and Proterra Powered & Energy, respectively; each business led by a President. In addition, in the first quarter of 2023, we announced workforce restructuring plans designed to improve operational efficiency with the reduction of our workforce by up to twenty five percent, or the elimination of approximately 300 jobs, and the planned closure of our City of Industry manufacturing facility by December 31, 2023.
We have the following commercial offerings each addressing a critical component of commercial vehicle electrification.
•Proterra Powered & Energy. Proterra Powered products are our proprietary battery systems and electrification solutions for global commercial vehicle original equipment manufacturer (“OEM”) customers serving the Class 3 to Class 8 vehicle segments, including delivery trucks, school buses, and coach buses, as well as construction and mining equipment, and other applications. Proterra Energy products and services offer turnkey fleet-scale, high-power charging solutions and software services, ranging from fleet and energy management software-as-a-service, to fleet planning, hardware, infrastructure, installation, utility engagement, and charging optimization. These solutions are designed to optimize energy use and costs, and to provide vehicle-to-grid functionality.
•Proterra Transit. We design, develop, manufacture, and sell electric transit buses as an OEM for North American public transit agencies, airports, universities, and other commercial transit fleets. Proterra Transit vehicles showcase and validate our electric vehicle technology platform through rigorous daily use by a large group of sophisticated customers focused on meeting the wide-ranging needs of the communities they serve.
Our industry experience, the performance of our transit buses, and compelling total cost of ownership has helped make us the leader in the U.S. electric transit bus market. With over 1,050 electric transit buses delivered since inception, our electric transit buses currently have delivered more than 40 million cumulative service miles spanning a wide spectrum of climates, conditions, altitudes and terrains. From this experience, we have been able to continue to iterate and improve our technology.
Our decade of experience supplying battery electric heavy duty transit buses has provided the opportunity to validate our products’ performance, operational efficiency and maintenance costs with a demanding customer base. Proterra Powered is able to leverage Proterra Transit’s expertise and showcase its strong record of range and reliability on North America’s most difficult public transit routes to attract other commercial vehicle segments. We believe our success powering heavy-duty transit vehicles with optimal performance and operation compared to a diesel-powered bus, will continue to demonstrate the strength and breadth of our technology to other commercial vehicle applications. We sell our battery systems and electrification solutions using a business development team as well as a channel sales team for certain end markets. These teams work closely with our engineering team to develop cutting-edge electrification solutions tailored to our customers’ vehicle requirements.
Proterra Powered has partnered with more than a dozen OEMs spanning from Class 3 to Class 8 trucks, several types of buses, and multiple off-highway categories. Through March 31, 2023, Proterra Powered has delivered battery systems and electrification solutions for more than 1,850 vehicles to our OEM partner customers.
In addition, Proterra Energy has established us as a leading commercial vehicle charging solution provider by helping fleet operators fulfill the high-power charging needs of commercial electric vehicles and optimize their energy usage, while meeting our customers’ space constraints and continuous service requirements. As of March 31, 2023, we had installed approximately 105 MW of charging infrastructure across North America.
Through March 31, 2023, we have generated the majority of our revenue from Proterra Transit’s sales of electric transit buses, complemented by additional revenue from Proterra Powered’s sales of battery systems and Proterra Energy’s sales and installation of charging systems, as well as from the sale of spare parts and other services provided to customers. As fleet electrification continues to expand beyond buses to trucks and other commercial vehicles, we expect Proterra Powered & Proterra Energy to grow into a significantly larger portion of our overall business and generate a greater portion of revenue. Through March 31, 2023, our chief operating decision maker, the Chief Executive Officer, evaluates Proterra’s results on a consolidated basis for purposes of making decisions on allocating resources and assessing financial performance, resulting in a single reportable segment.
Enhanced by Proterra PoweredTM high performance battery systems and electrification solutions and our purpose-built transit bus vehicle designed to optimize power, weight, and efficiency, Proterra Transit has been a leader in the North American electric transit market since 2012. Our sales efforts are focused on the 400 largest public transit agencies, which range in size from approximately 50 buses to thousands of buses in their fleets. These agencies operate more than 85% of the more than 70,000 transit buses on the road in North America, according to the FTA’s National Transit Database. We also focus our sales effort on airports, universities, hospitals, and corporate shuttle operators. As of March 31, 2023, there are, in aggregate, more than 25,000 buses in operation at fleets that are mandated to convert to 100% zero-emission by 2040 in North America, including fleets in the state of California and the cities of New York City, Chicago, and Seattle, among others. The fleet size of our primary public transit agency customer targets ranges between approximately 100 to more than 4,000 buses, and their electrification plans typically involve a phased approach. Our goal is to maintain our leadership in market share of the North American electric bus and commercial vehicle market as electric penetration continues to rise by both acquiring new customers and expanding our share of existing customers as transit agencies’ average order rates increase to meet their zero emission targets. We believe we have a competitive advantage in winning new bus sales due to our extensive track record, with more than 1,050 vehicles delivered and more than 40 million real-world service miles spanning a wide spectrum of climates, conditions, altitudes and terrains. We believe that repeat orders of increasing scale represent a considerable growth opportunity for our electric transit buses. After initial purchase, our customers often expand their electric vehicle programs and place additional orders for electric buses and charging systems. Repeat orders lower our customer acquisition costs and increase visibility into our sales pipeline. Many of our existing customers have announced long-term goals to transition to fleets completely comprised of electric vehicles.
We have a long sales and production cycle given our customers’ structured procurement processes and vehicle customization requirements, and believe that our proven ability to deliver commercial-quality battery systems, electrification and charging solutions, and electric transit buses gives us a distinct first mover advantage in end markets that are electrifying rapidly. For Proterra Powered, new vehicle development programs for commercial vehicle OEMs typically last between one and three years. As a result, volume production and revenue generation tend to trail initial contract signatures by a few years. For Proterra Transit, public transit agencies typically conduct a request for proposal process before awards are made and purchase orders are issued. Proposals are evaluated on various criteria, including but not limited to technical requirements, reliability, reputation of the manufacturer, and price. This initial sales process from first engagement to award typically ranges from 6 to 18 months. Once a proposal has been awarded, a pre-production process is completed where customer specific options are mutually agreed upon. A final purchase order follows the pre-production process. Procurement of parts and production typically follow the purchase order. Once a bus is fully manufactured, the customer performs a final inspection before accepting delivery, allowing us to recognize revenue. The length of time between a customer award and vehicle acceptance typically varies between 12 and 24 months, depending on product availability and production capacity.
We are consolidating our bus production to our largest bus manufacturing facility located in Greenville, South Carolina. We constructed our Powered 1 battery factory which has approximately 327,000 square feet at Greer, South Carolina. Our total battery system manufacturing capacity is multiple gigawatt-hours per year. We have specifically developed our battery modules using a design for manufacturability (DFM) approach that enables high-volume automated production of the module using a modular manufacturing line that can be rapidly built with low capital expenditures. Enabled by the simplicity of design and integrated architecture of our battery modules, we can manufacture our battery packs in two widths and three heights, various lengths ranging from 3-feet to 9-feet, and four different voltages. In the three months ended March 31, 2023 and 2022, our battery production was 88.6 MWh and 82.0 MWh, respectively, a 8% increase year over year. As we work to increase our production volumes, complete construction of our Powered 1 battery factory, and improve manufacturing efficiency across our production assets as we scale, we believe that we will be able to leverage our historical investments in capacity to reduce our labor and overhead costs as a percentage of total revenue. With the addition of our Powered 1 factory, we believe we will have sufficient capacity to fulfill our current backlog and anticipated near-term growth but further investment in capacity will be required as demand for electric vehicles continues to grow globally.
For the three months ended March 31, 2023 and 2022, our total revenue was $79.5 million and $58.6 million, respectively. We generated a gross loss of $6.6 million and $3.0 million for the three months ended March 31, 2023 and 2022, representing a gross margin of (8.2)% and (5.1)%, respectively. We invested significant resources in research and development, operations, and sales and marketing to grow our business and, as a result, generated losses from operations of $61.0 million and $43.2 million for the three months ended March 31, 2023 and 2022, respectively. The restructuring we announced in the first quarter of 2023 started in the later part of the first quarter, and therefore its impact was not significant to the operating results of the first quarter.
We intend to continue to make investments in developing new products and enhancing existing products. In 2022, we made a strategic equity investment in a privately held entity that we expect to produce lithium iron phosphate (LFP) battery cells in the United States in the coming years to provide us with development opportunities for battery packs with another cell chemistry to address additional segments of the commercial vehicle market. We are also increasing and/or optimizing our production capacity, and also expect to make investments in our sales and marketing organizations as well as those expenses associated with operating as a public company. As a result, we expect that the cost of goods sold and operating expenses will increase with total revenue in absolute dollars in future periods but decline as a percentage of total revenue over time.
Business Combination
On June 14, 2021, we consummated the transactions contemplated by Merger Agreement, by and among ArcLight (and, after the Domestication, Proterra), Phoenix Merger Sub, and Legacy Proterra. As contemplated by the Merger Agreement, on June 11, 2021, ArcLight filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight was domesticated and continues as a Delaware corporation. Further, on June 14, 2021, as contemplated by the Merger Agreement, Proterra consummated the Merger, whereby Phoenix Merger Sub merged with and into Legacy Proterra, the separate corporate existence of Phoenix Merger Sub ceasing and Legacy Proterra being the surviving corporation and a wholly owned subsidiary of Proterra. Legacy Proterra was incorporated in Delaware on February 2, 2010, and upon the Merger on June 14, 2021 changed its name to “Proterra Operating Company, Inc.” and continues as a Delaware corporation.
Our products
We design, manufacture, and sell proprietary battery systems, electrification and charging solutions and fleet and energy management systems purpose-built for commercial vehicles. Our battery systems, electrification and charging solutions and fleet and energy management systems are also used in electric transit buses that we design, sell, and manufacture. Our Proterra Energy business also provides charging infrastructure solutions to simplify the adoption of electric commercial vehicles and improve fleet operations, as well as software services relating to fleet management, remote diagnostics, smart charging and vehicle-to-grid energy management.
Battery system
Our highly modular battery systems meet the needs of a variety of commercial vehicle segments and sizes. We sell our battery packs in two different widths and three different heights depending upon the frame rail length constraints of the vehicle. In addition, each module is available in two different lengths, and three different voltages (25V, 35V and 50V). Modules can be strung in series up to 1,200V within a pack. Packs can be combined up to 16 strings in parallel.
We design, validate, test, and manufacture high-voltage battery packs that are used in our electric transit buses, as well as other commercial vehicle applications. We have designed our batteries based on the core principles of modularity, durability, safety, and scalability.
Our batteries have been designed around standardized form factor cylindrical cells that are produced by numerous global cell manufacturers. Our battery design is flexible to chemistry and manufacturer, allowing us to utilize the best cells commercially available in terms of energy density, cost, cycle life performance, charge rate acceptance, and safety. We have worked with LG Chem Ltd., now LG Energy Solution, to develop cells that are optimized for our applications. Each module contains a proprietary battery monitoring board, and each pack contains a proprietary battery management system, which together monitor the performance of the battery pack and communicate with the vehicle.
We engineered the battery pack with safety and durability as core principles. The battery enclosure is a rugged structure, built using aluminum extrusions and castings, and may include an aluminum base plate to protect the cells. The module and enclosure architecture are designed to be safe in extreme mechanical and environmental abuse scenarios. We internally test our battery cells, modules, and packs to ensure they meet our durability, cycle life performance, and safety and warranty requirements.
Inherent to the mechanical and electrical architecture of our battery modules and battery packs is the flexibility to rapidly reconfigure components for use in various commercial vehicle applications. Battery modules and packs can be connected electrically in a series of strings to increase system voltage up to 1,200V. Additionally, multiple strings can be connected in parallel to enable megawatt-hour-scale battery systems. While our battery system is optimized for commercial vehicle applications, we have also created an architecture with second-life use in mind. For instance, our battery packs are designed to be stackable in order to be deployed with minimal modification in stationary energy storage applications.
We operate a battery research and development laboratory at our Burlingame headquarters, co-located with battery engineering, advanced manufacturing engineering, and manufacturing operations. Capabilities of this lab include mechanical and environmental durability testing, highly accelerated life testing, electrical safety testing, cell lifecycle and safety testing, mechanical abuse testing, and prototype assembly for new applications. Prototype and production variants of our battery products are tested and certified to industry standards, including Society of Automotive Engineers (“SAE”) J2929, as well as proprietary internal test requirements.
Electric drivetrains
A key driver of vehicle performance, and biggest consumer of battery energy, is the drivetrain, which includes the traction motor, inverter, controller, and gearbox. We have partnered with leading engineering and manufacturing companies to offer both single- and dual-motor drivetrains. These are the 275 continuous horsepower ProDrive 2.0 system and the 338 continuous horsepower DuoPower system. Both utilize three-phase, permanent-magnet, liquid-cooled motors. In contrast to internal combustion engines, electric motors provide very high torque for superior hill-climb ability. Proterra couples this with a multi-speed gearbox to deliver that torque across a wide range of vehicle speeds. These systems provide superior performance to a comparably sized commercial diesel vehicle, and provide a higher ‘regen’ efficiency when the bus is braking. Our drivetrains also have significant advantages over traditional powertrains in weight and serviceability. Our motor weighs 90 kilograms, compared to over 800 kilograms for a typical diesel engine, and may be removed in four hours, compared to 12 hours for a standard diesel engine.
The traction motor inverter is a liquid-cooled power electronics unit that converts high-voltage battery direct-current into AC power required for the desired torque and speed of the traction motor. This unit operates bi-directionally, acting as the control to turn the motor into a regenerative brake, recovering energy back into the battery packs. The drivetrain controller translates the accelerator and brake pedal commands into torque and speed commands for the inverter. The drivetrain controls a number of safety functions, including anti-lock brake system activation, hill-hold features, and programmable responsiveness for both acceleration and regeneration. We believe that multispeed gearboxes, paired with small high-performance motors, provide our customers compelling value, performance, and vehicle range.
High-voltage systems, controls, and telemetry gateways
To integrate the battery, drivetrain, charging, and other vehicle hardware, we developed a controls architecture for optimal system function, reliability, and safety. The core components of the control system are the battery management system, the charge controller that manages the interface between the battery and the charging system during charging, the telematics unit that provides wireless connectivity and supports vehicle monitoring and analytics, the drivetrain controller that interfaces with the motor and inverter, the vehicle controller that manages all base vehicle systems, including the high voltage and thermal systems, and the body controller that manages customer configurable functions such as HVAC, doors, lighting, and vehicle ride height.
Developed expressly for heavy duty and high-occupancy vehicle applications, our battery management system (“BMS”) and battery monitoring board (“BMB”) hardware, software, and patented control algorithms are designed to ensure safe and reliable operation in all commercial vehicle applications. The BMS is deployed on an automotive grade controller within the battery pack responsible for actively and safely managing a lithium ion battery pack. It controls the battery pack electrical contactors, monitors all relevant parameters, determines real-time state and limits designed to ensure safe and reliable operation, and communicates with the vehicle. Moreover, the BMS performs electrical safety functions such as isolation monitoring and high voltage interlock control. These functions are critical to performance and safety. Additional functions performed include measuring cell operating parameters such as voltage, temperature, and relative humidity and performing dissipative cell balancing.
These units and other devices, such as dashboard displays and other onboard electronics, are interconnected with industry standard Controller Area Network (“CAN Bus”) vehicle networking. Our controls team uses model-based control architecture to create software for each of these units and ensure proper validation through automated software testing. At the system level, we use these models in conjunction with industry-standard Hardware-In the-Loop and Software-In the-Loop test set-ups, which allow for full vehicle simulation and development.
ZX5 electric transit bus
The Proterra electric transit bus is our flagship product and the only finished vehicle we manufacture ourselves as an OEM. In 2014, we launched our first 40-foot electric low-floor transit bus seating up to 40 people, followed one year later by a 35-foot version seating up to 29 people. We focus on 35-foot and 40-foot buses because these buses represent more than three-quarters of the market according to the Federal Transit Authority’s National Transit Database. Currently offered with battery sizes up to 492 kWh on the 35-foot and base 40-foot, and up to 738 kWh on the ZX5 Max variant, our buses can provide a range of up to 340 miles on a single charge. With the batteries mounted in ballistic-grade enclosures below the floor of the vehicle between the axles, the bus has been designed to optimize mass distribution and safety. Enabled by our battery and electric drive train technology and a body made of light-weight composite materials, our purpose-built electric transit bus also offers compelling acceleration, gradeability, and energy efficiency. Along with zero tailpipe emissions and low-maintenance costs, the Proterra Electric Transit Bus offers a compelling value proposition to transit agencies seeking to electrify their fleets.
While other manufacturers use a modified steel body and frame that was originally designed for an internal combustion engine, we have partnered with a supplier, TPI Composites, Inc, to architect a lighter weight bus body with advanced materials specifically designed for an electric powertrain. Our composite bus body houses the battery packs below the floor of the vehicle, between the axles, to achieve a low center of gravity and ride comfort and safety. Utilizing carbon fiber and fiberglass, our design approach optimizes mass, stiffness, and durability. Our bus body has been tested on a four-post shaker table to a simulated 750,000 miles and 18 years of useful life, and has also undergone 125,000 effective miles at the Bus Research and Testing Center’s test track in Altoona, Pennsylvania which executes federally mandated transit vehicle durability testing.
The ZX5 bus can be charged by either a standard J1772 CCS charge port for in-depot charging, or a J3105 standard-compliant overhead pantograph charger, offering an estimated charge time of three hours. The latter can be deployed in-depot or used as an on-route charger for charge replenishment.
Our electric transit bus can also offer significant total cost of ownership savings as compared to the equivalent diesel- and natural gas-powered buses. Our electric transit bus uses approximately 75% less energy per mile than the average legacy diesel bus. In a typical transit operation, the total cost of ownership of our bus is lower than diesel, diesel-hybrid, and compressed natural gas-powered vehicles. Our electric transit bus combines a competitive upfront price with low operations and maintenance costs, which we estimate results in a lower total cost of ownership over the lifetime of the vehicle.
Proterra Transit electric buses can also be acquired with a battery lease through our battery leasing program. We offered this program in 2021 through a partnership with Mitsui, whose contract with us ended in March 2022. We are currently offering this program directly. This program enables the customer to pay for the price of the battery over time rather than upfront with the price of the bus. Given the operational savings our buses typically offer in both fuel and maintenance costs, we seek to structure the battery lease payments so they are covered by the operating cost savings.
Fleet-scale charging solutions
Fleet charging requires a complex balance of multiple stakeholder groups, fleet logistics, battery operational requirements, variable charging times and power, and electric utility engagement, which together present more challenges than passenger vehicle charging. Successful charging infrastructure implementation is critical to scaling the deployment of commercial electric vehicles. We have designed our charging solutions with a focus on high power, scalability, bi-directional power capability, autonomous charge docking, and charge management. We believe our software algorithms and planning solutions can enable as much as 50% fewer chargers, while optimizing both charging time and energy costs.
We currently offer five charger capacities for small fleet solutions: 60 kW, 90 kW, 120 kW, 150 kW, and 180 kW. We also offer a Megawatt class of charger for large fleet solutions. Our charger architecture is designed for commercial fleet applications and allows for the larger charging hardware cabinet to be placed up to 500 feet away from the charger dispensers. This architecture provides commercial fleets with more siting flexibility in depots with limited space. The dispensers can be ground-, wall-, or overhead structure-mounted to meet a customer’s specific requirements. Charging systems include a wireless data connection to our Valence software platform that allows for over-the-air software updates.
Valence software platform
The Proterra Valence (formerly called APEX) connected vehicle intelligence system is a cloud-based data platform that can provide customers performance information about their fleets, and is designed to provide management of vehicle and charging operations to reduce operating costs.
Our hardware and software connectivity platform is designed for compatibility with each vehicle and charging system that we deliver. Each gateway on a vehicle or charging system automatically connects securely with our cloud-based platform. Applications that run on this platform are accessible to registered users through a role-based, access-controlled web portal. Our data exploration tools offer users current and historical metrics, insights, and reports. Metrics include odometer readings and mileages, battery state-of-charge, energy usage by subsystem, overall energy efficiency, route geolocation, and environmental impact. Charging voltages, power, energy delivered, and session start and stop times are also available. Real-time fault and status alert capabilities provide user notifications through email and text message. The telematics platform also provides charge management capability enabling optimization of power levels and energy costs based on bus arrival and departure schedules. The telematics platform can enable over-the-air updates, and over time we expect to expand its functionality to include further charge management capabilities which is expected to enable customers to minimize demand charges and further reduce energy costs. The Valence platform is designed to be flexible and can also be configured for use with other commercial electric vehicles.
Our Technology
Our technology platform supports our broad portfolio of products and services across the electrification ecosystem designed to overcome the most significant obstacles to commercial vehicle electrification. The primary features of our electric vehicle technology platform, designed to meet the unique requirements of commercial fleet electrification and differentiate it from the competition, include:
•Integrated technology solutions spanning the electrification ecosystem.  Our proprietary commercial electric vehicle platform is centered on our Proterra Powered battery and electric drivetrain technology, is complemented by our Proterra Energy fleet-scale, high-power charging infrastructure solutions, and enhanced by our Valence fleet and energy management software-as-a-service platform, which is designed to enable customers to manage their vehicles and charging operations in real-time, reducing the total cost of ownership. Proterra Transit offers real-world validation, testing, and a positive feedback loop for our technology platform.
•Modular and flexible battery platform.  We offer a modular battery platform available in different form factors, which can be produced on the same manufacturing line, to satisfy the specific needs of our customers and the design constraints of their vehicles. Commercial vehicles are not homogenous and span a wide range of weight classes (from Class 3 over 10,000 pounds to Class 8 over 33,000 pounds), chassis sizes, and frame rail lengths. We believe offering compatibility with as many different vehicle segments as possible without requiring equipment retooling or manufacturing customization is key to achieving higher market penetration. Enabled by the simplicity of design and integrated architecture of our battery modules, our battery packs are available in two widths and heights to accommodate different frame rails, various lengths ranging from 3-feet to 9-feet, and four different voltages which can be strung together in up to 16 parallel strings, with voltages as high as 1,200V. The modularity and manufacturability of our batteries enable us to provide solutions for a wide variety of commercial vehicle sizes and segments, ranging from as low as 35 kWh systems for commercial vans and shuttles up to 1 megawatt-hour (“MWh”) or more for long haul trucks and heavy-duty equipment.
•Highly efficient design enabling exceptional energy density and range.  Our battery systems are structurally designed to optimize energy density, safety, and cost. We achieve this through a highly efficient design in which the cooling mechanisms, module structure, and pack structure are all the same element, reducing space, weight and cost. The high energy density of our battery systems increases vehicle efficiency, extends range and allows higher occupant or cargo capacity. Our focus on efficiency extends to our drivetrains, which we have designed to optimize torque and efficiency through the use of multi-speed transmissions to meet the demands of the most rigorous and diverse routes for commercial vehicles. As a result, relative to diesel’s low fuel efficiency of less than 5 miles per gallon, our electric vehicles can exceed 20 miles per gallon equivalent, generating significant cost savings. By implementing these efficient designs, maintenance costs can also be materially reduced given fewer moving parts, no need for oil changes, and less frequent brake replacements due to regenerative braking systems.
•Designed and certified for safety.  Safety is a top priority in our battery design. In addition to offering higher energy density than typical electric passenger vehicle batteries, our commercial-grade batteries offer a high degree of safety and durability due in large part to two core design attributes: cooling and structural rigidity. Through the use of both active cooling and passive propagation resistance in module and pack construction, we have designed our batteries to achieve a lifespan required for commercial vehicle use while operating under daily charge/discharge cycles and to maintain safe and reliable operation. Our battery systems incorporate hundreds of sensors that continuously monitor the active and passive safety systems with multiple layers of redundancy. In addition, we designed our battery packs to be structurally robust, providing protection against strenuous duty cycles and high impact incidents. Our battery systems have been certified by Underwriter Laboratories to be compliant to ISO 26262, which represents today’s state-of-the-art for functional safety for road vehicles. We have also received ECE-R100 certification required to deliver certain product to our European customers. These certifications can provide us a competitive advantage, especially in markets where the certification is a prerequisite to sell electric vehicles and with vehicle OEMs that have their own standards for component safety.
Competition
Our main sources of competition fall into four categories:
•companies, including established vehicle manufacturers and component suppliers, that design and manufacture, or are reported to have plans to design and manufacture, commercial electric vehicle batteries or powertrains;
•specialized developers of electric and other zero-emission powertrain technology that are beginning to enter the market;
•incumbent transit vehicle integrators that have served our market with legacy diesel, diesel-hybrid and compressed natural gas products for many years; and
•Chinese battery manufacturers and transit bus makers that offer an array of vehicle and other products, including electric transit vehicles.
The principal competitive factors in our market include:
•cost;
•product quality and safety;
•performance;
•customer experience.
•integrated business model;
•technology innovation;
•charging expertise;
•manufacturing efficiency; and
•service capability.
Because of our singular focus on electric vehicle technology for commercial applications, we believe that we compete favorably across these factors.
Customers
Proterra Powered and Energy  As of March 31, 2023, Proterra Powered had delivered electric vehicle battery systems and electrification solutions to customers in commercial and industrial vehicle segments including school buses, coach buses, delivery trucks, and off-highway equipment. As of March 31, 2023, Proterra Energy had installed more than 105 MW of charging infrastructure across North America.
Proterra Transit  As of March 31, 2023, Proterra Transit customers include municipal transit agencies, corporations, airports, universities, and national parks.
In the year ended December 31, 2022, we have two customers with 10% or more of total revenue. In the three months ended March 31, 2023, we have three customers with 10% or more of total revenue.

Distribution, Sales and Marketing
Distribution
We distribute our products by truck and rail in North America and to overseas customers by boat and if necessary, by air freight.
Sales
We sell our battery systems and electrification solutions, fleet and energy management software and electric transit buses using a business development team as well as a channel sales team for certain markets. These teams are located in North America and focus on the customers and industries that are likely to adopt commercial vehicle electrification. The sales team for Proterra Powered, including the channel sales team, works closely with the engineering team to develop optimal electrification solutions for our customers, depending on their vehicle requirements. Proterra Transit sells buses with Proterra Powered battery/powertrain systems through a direct sales force, which is comprised of a small team of sales directors who maintain an active dialogue with the largest 400 transit agencies and commercial bus fleet operators in North America. Given the well-defined and consolidated nature of our customer base, we can cover our market with a lean and focused sales team, organized by designated geographical regions. Our transit sales organization also includes a demo team, and a proposals and contracts team. Our sales team leads product experiences with customers and has been an integral tool in our sales process. Our proposals and contracts team leads customer engagement in the procurement process, assisting with documentation related to the procurement process, as well as detailed customer-specific product configuration. Proterra Energy has a sales team that directly sells to Proterra Powered and Proterra Transit customers but also responds to solicitations from other customers. The Proterra Energy team includes a fleet modeling specialist and sales engineers to help design optimal charging and energy solutions for customers. In addition to the sales teams, we have a government relations team that helps to facilitate our sales effort by building and supporting relationships with public utilities, local governments, the federal government, and transit agencies to educate these entities about our company and facilitate the adoption of electric vehicles.
Marketing
We utilize strategic marketing to accelerate sales opportunities and build brand awareness. Our current marketing programs primarily target commercial vehicle OEMs and transit agencies, and include:
•conferences and industry events that we participate in, sponsor, and exhibit at, such as the American Public Transportation Association Annual Meeting and the Annual Mobility Conference;
•press releases and email campaigns;
•print and digital advertising campaigns;
•graphical wraps for our demo buses;
•cooperative marketing efforts with customers and suppliers; and
•communicating our differentiated selling points and product features through marketing collateral such as our website, print and digital brochures, presentation slides, webinars, and videos.
To date, conferences and industry events have been the primary drivers of our sales leads and have helped us achieve sales with relatively low marketing costs.
Engineering
We have made significant investments in our development and customer engineering teams. These teams provide components, sub-systems and assemblies for our Proterra Powered, Proterra Energy, and Proterra Transit businesses. Our team members have a broad range of expertise from the commercial vehicle, automotive, aerospace, industrial, and consumer goods industries. We also use external engineering consultants in specialized development areas, including custom circuit board layouts, CAD design, and custom gear box and axle development. They support the full product lifecycle from new product innovation to sustaining engineering, including range improvement, product features, cost reduction, and mass optimization.
Our engineering team in Burlingame includes battery and charging system engineers with significant industry experience. We have launched several battery and charger families using a rigorous multi-phase process in collaboration with our design and internal manufacturing teams, as well as outside vendors. Key areas of technical focus include battery structure, thermal and battery management systems, charging systems, high voltage power distribution, and embedded electronics. The team uses the latest combined environment durability test methods and rigorous safety testing protocols that are designed to assure product reliability and safe operation.
Proterra Transit’s vehicle engineering team, based primarily in Greenville includes a number of experienced sub-teams organized by vehicle technology. Those include body, interior/exterior, chassis, pneumatics, mechanical systems, low and high voltage electrical, thermal systems, controls, embedded electronics and drivetrain.
Supply chain
We have developed close relationships with several key suppliers, particularly for lithium-ion cells, drivetrain components, charging systems, and bus bodies. Our bus bodies are purchased from TPI Composites, Inc. While we obtain some components from multiple sources, in some cases we also purchase significant components used in our products from a single source that we have validated. For our battery cells, we have two qualified suppliers for supply chain resiliency but have only used one of these suppliers, LG Energy Solution, for our current battery system to date. We also operate a cell testing lab where we regularly empirically evaluate the performance and reliability of new cells and cell chemistries from a wide range of global cell manufacturers.
We obtain systems, components, raw materials, parts, manufacturing equipment, and other supplies from suppliers that we believe to be reputable and reliable. We have established and follow internal quality control processes to source suppliers, considering engineering validation, quality, cost, delivery, and lead-time. We have a quality management team that is responsible for managing and ensuring that supplied components meet quality standards. Our quality standards are guided by industry standards, including Automotive Industry Action Group, Advanced Product Quality Planning, and Production Part Approval Process procedures, which were developed by the U.S. auto industry.
Our electric transit buses use purchased parts that are primarily sourced from American suppliers. We developed our supply chain to comply with the Federal Transit Administration’s (“FTA”) Buy America requirements and the Federal Aviation Administration’s (“FAA”) Buy American requirements, which govern transit bus procurements that are paid for, in part, with federal funds by transit agencies and airports, respectively. For certain Canadian customers, we source select vehicle content from Canadian suppliers in order to comply with Canadian Content requirements.
Manufacturing
We have battery manufacturing facilities in City of Industry and Burlingame, California, and Powered 1 battery factory at Greer, South Carolina, which started production in January 2023. We manufacture electric transit buses at each of our facilities in City of Industry and Greenville. In January 2023, we announced a plan designed to improve operational efficiency, including the planned closure of our City of Industry facility. We will move manufacturing from our City of Industry facility to our existing facilities in Greenville. Transit bus production in the City of Industry facility is expected to end in the first quarter of 2023, and battery production at the City of Industry facility is expected to end by the end of the third quarter of 2023. We plan to vacate the City of Industry facility by the end of 2023.
We strive to instill a manufacturing culture of continuous improvement and leverage best practices in quality control and worker safety across our facilities. We are ISO 14001 certified in our Burlingame, City of Industry, and Greenville facilities.

Quality control
We have adopted an integrated, end-to-end approach to quality control. We have strategies to identify and correct any defects at each of the design, supplier development, production, and field performance stages for our battery systems, electrification and charging solutions, fleet and energy management software, and our electric transit buses. Our battery lines are required to undergo end-of-line testing for safety, and to assess readiness for vehicle integration. We designed our bus manufacturing line with multiple quality checkpoints, commissioning and functional validation, and road testing. Our customers typically inspect our buses at our facilities prior to shipment. In August of 2020, we passed the ISO audit and became ISO 9001 and 14001 certified. We believe these certifications are a testament to our commitment to quality control.
Service and warranty
Service
We believe customer service is a critical component of promoting adoption of our technology. Our customer service team provides various onsite services for our vehicles at our customers’ locations. Our services typically include training for operators and technicians, onsite delivery support, field support, engineering escalation support, and procurement of spare parts. By performing vehicle services ourselves, we can efficiently identify problems, find solutions, and incorporate improvements into our products.
We design our charging systems and buses with the capability to connect to our telematics platform. We use this data to inform product development and assist with service calls. We are constantly evaluating our service offerings to make sure we are properly aligned with our customers’ needs.
Warranty
We offer warranties for our battery systems, electric transit buses, including their major subsystems, and charging systems.
Our battery system warranty is dependent on the vehicle and its usage. We offer 6-year standard warranty and 12-year extended warranty on the battery for materials and workmanship, and an energy capacity warranty that depends on vehicle capacity and expected usage. We typically offer two to five-year warranties on other ancillary components of our powertrain system. Our standard warranty on battery systems reserves the right to replace components with different items of equal or better performance to keep pace with improvements in battery technology development.
Our electric transit bus warranty is comprised of a one-year complete bus warranty, a 12-year warranty on our composite bus body, and warranties on other components generally ranging from one to three years. Transit agencies will often request additional coverage as part of the initial capital purchase, in part to minimize their operational costs. We price these extended warranties into our contract bids.
Under the fleet defect provisions included in some electric transit bus purchase contracts, we are required to proactively prevent re-occurrences of a defect in the entire fleet of electric transit buses delivered under a contract if the same defect occurs in more than a specified percentage of the fleet within the base warranty period (or sometimes base warranty period plus one year) following delivery of the electric transit bus.
We offer a standard two-year warranty on our charging hardware. Warranties for installed third party hardware can extend up to five years. When we have offered extended warranty coverage beyond the suppliers’ warranty, we have priced these extended warranties into our contract bid.

Government regulations, funding, and other programs
Regulations and programs
Battery safety and testing
Our battery system complies with all requirements of the SAE J2929 Safety Standard for Electric and Hybrid Vehicle Propulsion Battery Systems Utilizing Lithium-based Rechargeable Cells. In addition, we test our battery systems according to industry standards, including from the SAE, the Economic Commission for Europe (“ECE”), and Underwriters Laboratories (“UL”), as well as our own internal standards, for conditions, including mechanical abuse, thermal cycling, humidity, water immersion, corrosion, and short circuit events. We have also completed applicable transportation tests for our battery packs, demonstrating our compliance with applicable regulations that govern the transport of lithium-ion batteries.
Certain materials in our battery packs contain trace amounts of hazardous chemicals, whose use, storage, and disposal are regulated under federal and state law. In addition, we are subject to international regulatory and safety requirements, including the European Union’s directives related to hazardous substances such as Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) and the Restriction of Hazardous Substances (“RoHS”). Most of our battery systems are recyclable, which enables us to develop battery recycling programs with third parties to recycle our battery packs at the end of their useful life.
Model bus testing program
The FTA mandates that new transit bus models, and subsequent material changes to those models, be physically tested to meet certain performance standards in order to be eligible to receive federal transit funding. Altoona Testing is designed to promote production of better transit vehicles and components, and to ensure that transit customers purchase vehicles that are able to withstand the rigors of transit service. Altoona Testing, typically a required pre-condition for customer acceptances, is available to vendors on a first-come, first-served basis and subject to a waiting list. To date, our 40-foot and 35-foot buses have completed Altoona Testing, but as material changes are made to our bus platform, we must undergo new rounds of testing.
The vehicles we sell in Canada are subject to different safety testing regulations and may require redesign or additional testing.
Zero Emission Certifications
In addition, we are subject to the Environmental Protection Agency (“EPA”) and California Air Resources Board’s (“CARB”) annual certification greenhouse gas emissions requirements related to our transit vehicle and powertrain. The CARB certification is required to participate in California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (“HVIP”), which offers vouchers to our customers to reduce the purchase price of zero-emission vehicles.
Motor Vehicle Safety Standards
The United States NHTSA mandates that vehicles, including transit buses, meet all the Federal Motor Vehicle Safety Standards (“FMVSS”) testing requirements issued by the agency. We self-certify that our electric transit buses comply with applicable FMVSS as of the date of vehicle production. Our electric transit buses must also conform to state and local requirements which vary by jurisdiction. Transit buses sold in Canada must also meet Canada Motor Vehicle Safety Standards (“CMVSS”). Transport Canada monitors FMVSS for applicability to Canada to further align with U.S. regulations, adopting or modifying an FMVSS to address unique usage and environmental conditions in the Canadian market.

Government funding opportunities
Federal funding programs for zero-emission commercial vehicles
On November 15, 2021, President Biden signed the Infrastructure and Investment Jobs Act, also referred to as the “Bipartisan Infrastructure Law”, into law. The Bipartisan Infrastructure Law created a number of new funding opportunities for Proterra Powered & Energy customers. The EPA will receive $5 billion over 5 years for the Clean School Bus program, which provides $500 million per year for zero emission school buses, as well an additional $500 million per year for low or zero emission school buses. The EPA also continues to administer the Diesel Emission Reduction Act grant program, which provides funding for transit, school bus, drayage, refuse, and other vehicle types that are low or zero emission. Finally, the Bipartisan Infrastructure Law also provides funding through discretionary and formula programs to various departments at the US Department of Transportation and, can potentially fund opportunities to electrify commercial vehicles at airports, ports, and other locations.
In August 2022, the Inflation Reduction Act was signed into law, adding additional funding and tax credit programs for commercial vehicles, including a commercial clean vehicle credit, a number of which are expected to become available to recipients in 2023.
Federal formula and competitive funding programs for transit customers
Our transit customers are generally transit authorities who depend on federal government funding and programs authorized for public transportation under Title 49, Chapter 53 of the United States Code, and administered by the FTA, as well as other state funding programs. Federal and state funding has accelerated the adoption of electric vehicles in this market. Our principal customers are eligible for government funding, including, in particular, programs authorized under the Fixing America’s Surface Transportation (FAST) Act, to accelerate their investments in electric transit fleets. Passed in December 2015, the FAST Act allocated over $305 billion for highway, transit, and vehicle safety programs for a five-year period ending September 30, 2020. The FAST Act was subsequently extended and then reauthorized by the Bipartisan Infrastructure Law through the federal government’s fiscal year 2026.
The Bipartisan Infrastructure Law provides approximately $567 billion to discretionary and formula programs under the U.S. Department of Transportation’s (“USDOT”) jurisdiction, including approximately $39 billion of funding to transit, which represents an increase of 43% compared to amounts authorized under the FAST Act. Among other programs, the Bipartisan Infrastructure Law authorized a supplemental appropriation of $5.25 billion over five years for the Low or No Emission Program. Although 25% of this funding is reserved for low-emission buses only, it will provide over $850 million per year for funding zero-emission transit buses and infrastructure, a 14-fold increase over the authorized amounts in the FAST Act. The Bipartisan Infrastructure Law also funds the Buses and Bus Facilities competitive program at $376 million in 2022 to $412 million in 2026.
State funding programs
Certain states offer vouchers and other incentives for clean energy vehicles. California offers HVIP, which provides a point-of-sale discount to organizations that purchase fleets of hybrid and electric trucks and buses. The HVIP vouchers are targeted to offset about 80% of the incremental cost of hybrid and electric trucks and buses. In 2021, the state of California passed a historic zero-emission vehicle and infrastructure funding package for fiscal year 2021-2022, which includes $269.5 million for the HVIP program as well as $130 million set aside for HVIP for school buses, $70 million set aside for transit vehicles, and $75 million for HVIP for drayage trucks. California also offers vouchers for clean off-road equipment (“CORE”), such as cargo handling equipment. California’s FY2021-2022 budget includes $194.95 million for CORE vouchers. California’s zero-emission vehicle and infrastructure funding package for fiscal year 2021-2022 also provided for $873 million in funding for clean heavy-duty vehicles and off-road equipment in fiscal year 2021-2022 (to be implemented by the California Air Resources Board) and $391 million in funding for medium- and heavy-duty ZEV infrastructure in fiscal year 2021-2022 (to be implemented by the California Energy Commission).
New York offers the Truck Voucher Incentive Program, which funds low- and zero-emission transit buses and other vehicles. Other states offer similar programs that provide point-of-sale discounts to purchasers of electric vehicles, which help our customers offset the costs of purchasing our transit vehicles. To be eligible vehicles, our electric transit buses must meet certification requirements for electric vehicles from the EPA and, where applicable, California Air Resources Board. Additionally, there are other state programs that help fund electric bus purchases. For example, states are allocating portions of settlement funds from the approximately $15 billion Volkswagen Emissions Settlement Program to investments in zero-emission transit buses, and the state of California has allocated about 10% of its annual Cap-and-Trade funds to California’s Transit and Intercity Rail Capital Program.
State emissions credits
Public transit agencies and other customers may be eligible for emission reduction credits through state programs.
The California Low Carbon Fuel Standard (“LCFS”) enables transit agencies using electricity as a source of fuel to opt into the LCFS program and earn credits that can be monetized. While the value of these credits fluctuates, the credits may help to offset up to half of the fuel costs for our transit customers.
Intellectual property
The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.
As of March 31, 2023, we held 77 issued U.S. patents and had 23 U.S. patent applications pending. We also held 31 issued patents and 29 patent applications pending in a foreign jurisdiction. Our U.S. issued patents expire between 2029 and 2040. As of March 31, 2023, we held 8 registered trademarks in the United States, including the Proterra mark, and also held 14 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology.
Human Capital Management
We believe that our talented workforce and our mission driven company culture are competitive advantages and we have taken steps to strengthen our culture and focus on workforce development and engagement as we have grown. As of March 31, 2023, we employed 1,057 full-time equivalent employees. In January 2023, we announced a reduction of approximately 25% of our workforce across multiple locations and closure of our City of Industry facility where we manufacture transit buses and battery systems. We continue to hire new employees based on business needs. Our production employees in City of Industry are represented by the United Steel Paper & Forestry, Rubber, Manufacturing, Energy, Allied & Industrial Service Workers International Union AFL-CIO, CLC and we have a collective bargaining agreement with the union that will terminate with the wind down of the City of Industry facility. We do not have collective bargaining agreements in any of our other facilities.
In 2022, we focused on our culture by engaging our employees and leadership through surveys, focus group meetings, cross functional working sessions, and establishing an employee task force to work with external consultants to refine and communicate our shared values of innovation, adaptability, continuous improvement, teamwork & collaboration, inclusion, kindness, and sustainability. We also hired our first Chief People Officer in October 2022.
Health and Safety
We are a manufacturer and a technology company. We are committed to providing safe and healthful working conditions for all of our employees across all of our development, testing, and manufacturing environments, and at all of our locations and customer’s job sites. Safety is routinely addressed at our Board, leadership, staff and production meetings throughout the company. We strive to ensure safe, responsible and sustainable operations across all aspects of our business.

Compensation and Benefits
Our competitive compensation and benefit programs are designed to attract and retain talented and diverse employees across our manufacturing, technology, leadership and support functions. In addition to competitive wages and salaries, we offer comprehensive medical, dental and vision plans, an employee assistance program, flexible spending programs, family and other leave programs, commuter benefits, a Company matched 401(k) Plan, and an employee stock purchase plan and opportunities to be awarded equity grants under our equity incentive plan.
Inclusion and Diversity
Proterra is committed to hiring inclusively, fostering an inclusive culture, and ensuring equitable pay for employees. We continue to focus on increasing diverse representation at every level of the Company. Our leadership team is measured by the Board of Directors on our progress against diversity, equity and inclusion goals.
Workplace Policies
We ask our employees to read and acknowledge our Code of Business Conduct and Ethics each year. Proterra has a zero tolerance policy for discrimination or harassment. We are committed to providing a workplace free of harassment or discrimination based on gender, race, color, religion, age, citizenship, sexual orientation, gender identity, gender expression, marital status, pregnancy, national origin, ancestry, physical or mental disability or condition, and other legally protected status.

PROPERTY
Our corporate headquarters are in Burlingame, California, where we occupy facilities totaling approximately 34,400 square feet under a lease that expires in May 2025. We use these facilities for administration, finance, legal, human resources, information technology, sales and marketing, engineering, technology, and development. Our Burlingame headquarters also includes one of our battery manufacturing facilities and our test lab.
We also have bus manufacturing facilities in City of Industry, California and Greenville, South Carolina. Battery manufacturing is also in City of Industry where we lease approximately 157,100 square feet of space under a lease that expires in December 2023. In January 2023, we approved a plan to improve operational efficiency that included closing our City of Industry facility. We plan to vacate the City of Industry facility by the end of 2023. In Greenville, we lease approximately 209,300 square feet under a lease that expires in June 2026, for which we have two five-year options to extend our lease to June 2036. In November 2021, we entered into a lease arrangement for a new factory with approximately 327,000 square feet at Greer, South Carolina to expand our battery system manufacturing capacity. The lease expires in January 2032, and we have two five-year options to extend our lease to 2042.
We have in the past applied for and received state grants and tax incentives designed to promote the manufacturing of electric vehicles and related technologies. In April 2015, the California Energy Commission awarded us $3.0 million based on our investment of approximately $8.4 million in our manufacturing facilities in California through December 31, 2018. In addition, in April 2019, the California Energy Commission awarded us a $1.8 million grant based on our expected investment of approximately $4.3 million in our manufacturing facility in City of Industry, California. In connection with the planned closure of City of Industry facility by December 31, 2023, some of the assets funded by the California Energy Commission will be relocated to our Burlingame facility. The California Energy Commission awards were made after a competitive grant solicitation that offered to fund development of advanced vehicle technology manufacturing facilities in California.
We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that suitable additional space will be available to accommodate any expansion of our operations if needed in the future.

LEGAL PROCEEDINGS
From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings.

MANAGEMENT
Set forth below is certain information regarding each of our current executive officers and directors as of May 16, 2023.

Name	Age	Position
Executive Officers:
Gareth T. Joyce	50	President, Chief Executive Officer and Director
David S. Black	61	Chief Financial Officer
Julian R. Soell	55	Chief Operating Officer
Christopher L. Bailey	42	Chief Business Officer
Directors:
John J. Allen	65	Chairperson of the Board(1)
Mary Louise Krakauer	67	Director
Roger M. Nielsen	62	Director, Chairperson of the Board Elect(1)
Brook F. Porter	45	Director
Jeannine P. Sargent	59	Director
Constance E. Skidmore	71	Director
Michael D. Smith	56	Director
Jan R. Hauser	64	Director
__________________
(1) Mr. Allen’s term on the Board will expire at the 2023 annual meeting of stockholders and Mr. Allen has not been nominated for re-election. At the 2023 annual meeting of stockholders, immediately upon the expiration of Mr. Allen’s term, Mr. Nielsen will become Chairperson of the Board.
Executive Officers
Gareth T. Joyce
Mr. Joyce has served as a member of our Board and as our President and Chief Executive Officer since January 2022. Mr. Joyce served as President of Proterra Operating Company, Inc., our operating subsidiary, from September 2021 to December 2021. Mr. Joyce served as President of Proterra Powered & Energy from November 2020 to September 2021. Mr. Joyce previously worked at Delta Air Lines, Inc., a global airline, serving as President of Delta Cargo between April 2016 and March 2020, Senior Vice President for Airport Customer Services between February 2017 and March 2020, and as Chief Sustainability Officer from March 2020 to November 2020. Mr. Joyce has also served as a Board Member for DAL Global Services, LLC, doing business as Delta Global Services (now Unifi). Previously, Mr. Joyce served as President and Chief Executive Officer of Mercedes-Benz Canada Inc. in 2016, having formerly served as Vice President of Customer Services at Mercedes-Benz USA, LLC between 2012 and 2016, Vice President of Customer Services at Mercedes-Benz Nederland B.V. between 2009 and 2012, and Vice President of Customer Service at Mercedes-Benz South Africa Ltd. between 2007 and 2009, and before that as Senior Technical Manager and a Divisional Manager for the same organization. Mr. Joyce served on the board of directors of the American Cancer Society, a voluntary organization, from April 2016 to December 2021. Mr. Joyce holds a Bachelor of Science degree in mechanical engineering from the University of Witwatersrand and a Master of Commerce degree in business management from the University of Johannesburg. We believe that Mr. Joyce is qualified to serve on our Board because of his leadership of our Company and his extensive experience building and running high performance organizations.
David S. Black
Mr. Black was appointed by the Board on April 27, 2023 to serve as Chief Financial Officer effective as of May 16, 2023, following Ms. Padilla’s resignation. Prior to joining the Company, Mr. Black served as a Special Advisor to the CEO of BWX Technologies, a leading supplier of nuclear components and fuel to the U.S. government, from November 2021 until his retirement in March 2022, and prior to that as Senior Vice President and Chief Financial

Officer of BWX Technologies from July 2015 to November 2021. Mr. Black also served as Vice President and Chief Accounting Officer and in other roles at The Babcock & Wilcox Company, an international energy technology company headquartered in the United States from 1991 to 2015. Mr. Black holds a Master of Science in Accounting from the Rochester Institute of Technology in Rochester New York and a Bachelor of Science in Accounting from Liberty University in Lynchburg, Virginia. He is a certified public accountant and a chartered global management accountant.
Christopher L. Bailey
Mr. Bailey has served as our Chief Business Officer since March 1, 2023 and before that as our President of Proterra Powered & Energy since October 2021. Previously, he served as Senior Vice President, Proterra Energy from May 2021 to October 2021. Prior to joining Proterra, Mr. Bailey served as Vice President of Product Innovation & Technology Strategy at Hubbell Incorporated, an international manufacturer of electrical and electronic products, from December 2020 to May 2021. He served as Vice President of Hubbell Integrated Solutions, a manufacturer of electrical and utility solutions, from August 2017 to December 2020. Mr. Bailey also held various leadership positions at Hubbell Lighting from June 2004 to April 2018. Mr. Bailey has multiple patents granted and pending in the fields of mechanical, electronics, optical, and human-machine interface design. Mr. Bailey holds a Bachelor of Science degree in Integrated Studies, with an emphasis in Computer Science & Business Administration from Middle Tennessee State University.
Julian R. Soell
Mr. Soell has served as our Chief Operating Officer since March 1, 2023, and before that as our President of Proterra Transit since May 2022. From January 2021 to April 2022 he served as Chief Operating Officer at Repairify, a high-growth global leader in automotive service, technology and business insights solutions. Prior to that, he served as a Managing Director of Delta Airlines, a global airline based in the United States, from September 2016 to December 2020. Earlier in his career, he held engineering leadership roles at automotive companies including Mercedes Benz USA and Harley-Davidson Motor Company. Mr. Soell holds a Bachelor of Science in Mechanical Engineering from Lehigh University, a Master of Science in Mechanical Engineering from Ohio State University, and a Master of Business Administration from the University of Michigan.
Non-Employee Directors
John J. Allen
Mr. Allen has served as a member of our Board since June 2021. His term on our Board will expire at the 2023 annual meeting of stockholders, and he will leave the Board at that time. He also served as our President and Chief Executive Officer from June 2021 to December 2021. Prior to that, Mr. Allen served as Proterra Operating Company, Inc.’s (“Legacy Proterra”) President and Chief Executive Officer from March 2020 to June 2021, as a member of Legacy Proterra’s board of directors from July 2017 to June 2021 and as Chairperson of Legacy Proterra’s board of directors from January 2018 to June 2021. Prior to retiring in January 2015, Mr. Allen held a variety of leadership roles at Navistar International Corporation, a manufacturer of commercial trucks and buses, where he had worked since 1981, including as the President of the North America truck and parts division, Vice President and General Manager of the parts organization, and most recently as Executive Vice President and Chief Operating Officer of Navistar, Inc. from April 2013 to November 2014. Mr. Allen previously served on the board of directors of The Valspar Corporation from December 2011 to June 2017, prior to its acquisition by The Sherwin-Williams Company. He currently serves on the board of directors of the Milwaukee School of Engineering Board of Regents and Lurie Children’s Hospital of Chicago. Mr. Allen holds a Bachelor of Science degree from the Milwaukee School of Engineering and an Master of Business Administration degree from the Illinois Institute of Technology. We believe that Mr. Allen is qualified to serve on the Board because of his extensive leadership and operational experience in the commercial trucking industry.
Jan R. Hauser
Jan Hauser joined the Proterra board in June 2022. Ms. Hauser served as Vice President and Chief Accounting Officer of General Electric from April 2013 to November 2018, where she led a global controllership team of more than 3,000 professionals before retiring from General Electric, an American multinational conglomerate that operates in, among other fields, power and renewable energy, in early 2019. Prior to General Electric, Ms. Hauser was a senior consulting partner in the national office of PriceWaterhouseCoopers LLP, serving as a senior technical resource on multiple topics. She previously served on the board of directors of Vonage sitting as the Audit Chair from 2019 to 2022. She led diversity efforts for PwC’s national office and served on its U.S. Partner Admissions Committee. Ms. Hauser served as PwC’s representative on the Financial Accounting Standards Board’s Emerging Issues Task Force and on FASB’s Financial Accounting Standards Advisory Council. Ms. Hauser serves on the board of directors of Enfusion, Inc. since September 2021. She is a licensed certified public accountant and holds a Bachelor of Business Administration degree in accounting from the University of Wisconsin-Whitewater. We believe that Ms. Hauser is qualified to serve on the Board because of her extensive leadership experience, her role as Chief Accounting Officer of an international public company, and her expertise in finance and accounting.
Michael D. Smith
Mr. Smith has served as a member of our Board since June 2021. He also served as a member of Legacy Proterra’s board of directors from May 2014 to June 2021. Mr. Smith has been Chief Executive Officer of ForeFront Power, LLC, a renewable energy company wholly owned by Mitsui & Co., Ltd., a global energy infrastructure and investment company, since November 2020. Additionally, as of March 1, 2022, Mr. Smith is the Co-Chief Executive Officer of MyPower Corp., Mitsui’s wholly-owned sustainable energy investment vehicle in North America and Europe. From November 2017 to November 2020 Mr. Smith was the Senior Vice President of Distributed Energy at Constellation, a competitive supplier of power, natural gas and energy related products and services, and a subsidiary of Exelon Corporation. Mr. Smith previously served in various senior management positions at Exelon Corporation itself, an electric power generation, competitive energy sales, transmission and distribution company, including as Vice President of Exelon Generation, Innovation and Strategy Development from February 2016 to October 2017 and as Vice President of Constellation Technology Ventures, Constellation’s venture investing affiliate, from June 2013 to February 2016. Mr. Smith served in management positions at Constellation Energy Group, Inc., an electric power generation, sales and distribution company between 2003 and 2013, and before that at Enron Corp., an energy commodities and services company, and at Bricker & Eckler LLP, a law firm, as an associate. He has served and currently serves on the boards of directors of various private companies and nonprofit organizations. Mr. Smith holds a Bachelor of Arts degree in political science and economics from the University of Miami and a Juris Doctorate degree from Duke University School of Law. We believe that Mr. Smith is qualified to serve on the Board because of his significant executive experience in the energy field, as well as his experience investing in and growing companies and as an operating executive.
Mary Louise Krakauer
Ms. Krakauer has served as a member of our Board since January 2022. She has also served on the boards of directors of Mercury Systems, Inc. since July 2017, Cadence Design Systems, Inc. since January 2022, Xilinx, Inc. from November 2017 to February 2022 (when it was acquired by AMD, Inc.), DXC Technology Co., from March 2018 to July 2022. Ms. Krakauer served as Executive Vice President, Chief Information Officer of Dell Corporation, an American technology company, upon the acquisition of EMC Corporation, a data storage and data management technology company, by Dell in September 2016 until her retirement in January 2017, where she had been responsible for global IT, including all operations and integration activity. She served as Chief Information Officer and EVP, Global Business Services of EMC Corporation from January to September 2016. Prior to that, she served as EVP, Business Development, Global Enterprise Services for EMC Corporation from June to December 2015 and as EVP, Global Human Resources for EMC Corporation from 2012 to June 2015, where she was responsible for executive, leadership, and employee development, compensation and benefits, staffing, and all of the people-related aspects of acquisition integration. She also held other executive business leadership roles at EMC Corporation as well as at Hewlett-Packard Co., Compaq Computer Co., and Digital Equipment Co. Ms. Krakauer holds a Bachelor of Science in Engineering from Princeton University and a Master of Business Administration from Harvard Business School. We believe that Ms. Krakauer is qualified to serve on our Board because of her experience serving on boards of technology, service and manufacturing companies, her significant global managerial and operational experience including in IT, business management and manufacturing, and her expertise in compensation and human resources matters through her prior leadership positions and board service.

Roger M. Nielsen
Mr. Nielsen has served as a member of our Board since March 2022. Mr. Nielsen served as President and Chief Executive Officer of Daimler Trucks North America, a commercial vehicle manufacturer, from April 2017 to April 2021, and was responsible for all aspects of Daimler Trucks North America and its affiliated companies in the Western Hemisphere, Australia and New Zealand. During the same period, he also served as a member of the board of management of Daimler Truck AG. From May 2001 to April 2017, Mr. Nielsen served as Daimler Trucks North America's Chief Operating Officer and was responsible for the company's manufacturing network in the United States, Mexico and Canada, as well as all levels of operations in quality, supplier management, logistics and application engineering. Beginning in 2001, he also served on the boards of Daimler Trucks North America's subsidiaries, Thomas Built Bus and Freightliner Custom Chassis Corporation, serving as the chairman of both entities from April 2017 to April 2021. Mr. Nielsen holds a Bachelor of Science degree in industrial engineering from Oregon State University. We believe that Mr. Nielsen is qualified to serve on our Board because of his extensive managerial and board experience and his product development, distribution and supply chain experience in commercial vehicle manufacturing.
Jeannine P. Sargent
Ms. Sargent has served as a member of our Board and as the Lead Independent Director since June 2021. She also served on Legacy Proterra’s board of directors from October 2018 to June 2021. Ms. Sargent has served on the boards of directors of Synopsys Inc., an electronic design automation company, since September 2020, and Queen’s Gambit Growth Capital, a special purpose acquisition company, since January 2021. She has also served on the board of directors of Fortive Corporation, an industrial technology and healthcare company, since February 2019. In addition, Ms. Sargent serves in investment and advisory roles that are focused on industries ranging from AI-enabled solutions to energy and sustainability, including serving as an Advisor at Breakthrough Energy Ventures since December 2018, Senior Advisor at Generation Investment Management LLP since November 2017, and Operating Partner and Senior Advisor at Katalyst Ventures Management LLC, an early-stage technology venture fund, since January 2018. Ms. Sargent previously served as a member of the board of directors at Cypress Semiconductor Corporation from December 2017 to May 2020. From January 2012 to October 2017, Ms. Sargent held multiple executive leadership roles at Flex Ltd., a leading global design, engineering and manufacturing company, including President of Innovation and New Ventures and President of Flex’s Energy business from January 2012 to October 2017. Ms. Sargent has also served as a member of the board of trustees of Northeastern University since July 2017. Ms. Sargent holds a Bachelor of Science in Chemical Engineering from Northeastern University. We believe that Ms. Sargent is qualified to serve on our Board because of her significant executive and global operational experience, her experience launching disruptive technology products in emerging markets, including in the sustainable energy sector, and serving on the boards of directors of several technology and manufacturing companies.
Brook F. Porter
Mr. Porter has served as a member of our Board since June 2021. He also served as a member of Legacy Proterra's board of directors from February 2017 to June 2021. Mr. Porter is a founding partner at G2VP, LLC, a venture capital firm founded in October 2016. He has served on the boards of or managed a number of G2VP portfolio companies, including Scoop, Pivot Bio, Trove and Sheertex and before becoming public, Shift (SFT) and Luminar (LAZR). From July 2010 to April 2020, Mr. Porter was a partner at Kleiner Perkins, a venture capital firm, where he led investments and managed their $1B Green Growth Fund. His investments while at Kleiner Perkins included Turo, Farmers Edge, Uber (UBER), and DJI. Between 2002 and 2010, he co-founded and served in various management positions at two sustainable transportation companies: Intelligent Energy, a fuel cell technology company, and Primafuel, a low-carbon fuels company. He is named on multiple U.S. and international patents in the fields of renewable energy and transportation. Mr. Porter holds a Bachelor of Science degree in chemical engineering from the University of California, Berkeley, with an emphasis in environmental technology. We believe Mr. Porter is qualified to serve on the Board because of his significant experience operating, investing in and serving on the boards of other green technology companies. He has been an investor, advisor and entrepreneur at the intersection of technology and sustainability and brings decades of energy and transportation expertise to our Board.

Constance E. Skidmore
Ms. Skidmore has served as a member of our Board since June 2021. She also served as a member of Legacy Proterra’s board of directors from March 2019 to June 2021. Prior to retiring in 2009, Ms. Skidmore was a partner at PricewaterhouseCoopers LLP, a public accounting firm, where she had worked since 1977, including as a member of its governing board from 2004 to 2008. Ms. Skidmore has been a member of the board of directors and audit committee of Comfort Systems USA, Inc. since December 2012 and a member of the board of directors and audit committee of Sensata Technologies Holding Plc since May 2017. She previously served on the board of directors and audit committee of ShoreTel, Inc. from January 2014 to September 2017, prior to its acquisition by Mitel Networks Corporation. Ms. Skidmore also currently serves on various other boards of directors of private companies and nonprofit organizations. Ms. Skidmore holds a Bachelor of Science degree in psychology from Florida State University and a Master of Science degree in taxation from Golden Gate University. We believe that Ms. Skidmore is qualified to serve on the Board because of her extensive strategic leadership experience and expertise in finance and accounting.
Family relationships
There are no family relationships among any of our executive officers or directors.
Board composition
Our business and affairs are organized under the direction of the Board. Mr. Allen serves as Chair of the Board and Ms. Sargent serves as the Lead Independent Director. As of the 2023 annual meeting of the stockholders, our Board will transition to leadership by an independent Chair of the Board, Mr. Roger Nielsen, and Ms. Sargent will step down as Lead Independent Director. The primary responsibility of the Board is to provide oversight, strategic guidance, counseling and direction to our management. The Board meets on a regular basis and additionally as required.
Classified board of directors
In accordance with the terms our Certificate of Incorporation, the Board is divided into three classes of directors that serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The Board is divided among the three classes as follows:
•the Class I directors are Mary Louise Krakauer, Roger M. Nielsen, and Jeannine P. Sargent, and their terms will expire at the 2025 annual meeting of stockholders;
•the Class II directors are John J. Allen, Michael D. Smith, Gareth T. Joyce, and Jan R. Hauser and their terms will expire at the 2023 annual meeting of stockholders; and
•the Class III directors are Brook F. Porter and Constance E. Skidmore and their terms will expire at the 2024 annual meeting of stockholders.
The Board has nine directors,and effective immediately upon our 2023 annual meeting of stockholders, will be reduced to eight directors at the expiration of John J. Allen’s service on the Board.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. The Certificate of Incorporation and Bylaws authorize only the Board to fill vacancies on the Board. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board may have the effect of delaying or preventing changes in control of our company.

Director Independence
The Board periodically assesses with the recommendation of the Nominating and ESG Committee the independence of non-employee directors under the independence criteria established by the Nasdaq listing standards and applicable rules of the SEC. Nasdaq listing standards require that a majority of the members of our Board be independent, as affirmatively determined by the board of directors. Under the Nasdaq listing standards, a director will only qualify as an “independent director” if the company’s board of directors finds that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and our company, our senior management and our independent registered public accounting firm, our Board affirmatively determined that each of Ms. Krakauer, Mr. Nielsen, Mr. Porter, Ms. Hauser, Ms. Sargent, Ms. Skidmore and Mr. Smith are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. In addition, our Board has determined that each member of the Audit Committee, Compensation and Leadership Development Committee and Nominating and ESG Committee meets the applicable Nasdaq and SEC rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the company.
Ms. Joan Robinson-Berry served on our Board and as a member of our Audit Committee and Nominating and ESG Committee for the year ended December 31, 2022. Ms. Robinson-Berry resigned from our Board effective March 22, 2023. During the time of her service on the Board, Ms. Robinson-Berry qualified as an independent director as defined in the Nasdaq listing standards and applicable SEC rules, and met the applicable Nasdaq and SEC rules for service on the Audit Committee and Nominating and ESG Committee.
Board Committees
The Board has three standing committees — an audit committee, a compensation and leadership development committee and a nominating and ESG committee. Copies of the charters for each committee are available on our website.
Audit committee
Our audit committee consists of Ms. Hauser, Mr. Nielsen, Ms. Skidmore and Mr. Smith, with Ms. Skidmore serving as the chair. The Board has determined that each of the members of the audit committee meets the independence requirements under Nasdaq and SEC rules and is financially literate, and all of our audit committee members qualify as an audit committee financial expert within the meaning of the SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, the Board considered each audit committee member’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.
The functions of this committee include, among other things:
•selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about accounting, audit or other matters;
•considering the adequacy of our internal controls;
•reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

•approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. We will comply with future requirements to the extent they become applicable to us.
Compensation and Leadership Development Committee
Our compensation and leadership development committee consists of Ms. Krakauer, Mr. Porter and Mr. Smith, with Ms. Krakauer serving as the chair. The Board has determined that each of the members of our compensation and leadership development committee meets the independence requirements under Nasdaq and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
The functions of the compensation and leadership development committee include:
•reviewing and approving, or recommending that the Board approve, the compensation and the terms of any compensatory agreements of our Chief Executive Officer and our other executive officers;
•reviewing and recommending to the Board the compensation of its directors;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to the Board with respect to, incentive compensation and equity plans;
•establishing Proterra’s overall compensation philosophy; and
•such other functions as are required to comply with Nasdaq listing rules.
The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. We will comply with future requirements to the extent they become applicable to us.
Nominating and ESG Committee
Proterra’s nominating and environmental, sustainability and governance committee (“nominating and ESG committee”) consists of Mr. Porter, Ms. Hauser and Ms. Sargent, with Ms. Sargent serving as the chair. The Board has determined that each of the members of our nominating and ESG committee meet the independence requirements under Nasdaq and SEC rules.
The functions of the nominating and ESG committee include:
•identifying and recommending candidates for membership on the Board;
•recommending directors to serve on board committees;
•oversight of the company’s environmental, social and governance initiatives;
•reviewing and recommending to the Board any changes to our corporate governance principles;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing the process of evaluating the performance of the Board; and
•advising the Board on corporate governance matters.

The composition and function of the nominating and ESG committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. Proterra will comply with future requirements to the extent they become applicable to Proterra.
Code of business conduct and ethics
Our Board adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our President and Chief Executive Officer, Chief Financial Officer, and other executive and senior officers. In addition, we have also adopted Corporate Governance Guidelines, which, along with our Certificate of Incorporation, Restated Bylaws and charters of the standing committees of the Board, form the framework for Proterra’s corporate governance. The full text of our Code of Business Conduct and Ethics and the Corporate Governance Guidelines are each available in the investor relations section of our website at https://ir.proterra.com on the “Governance Documents” page under the “Investor Relations – Governance” section. The references to our website address in this filing do not include or incorporate by reference the information on that website into this filing. We intend to disclose future amendments to our Code of Business Conduct and Ethics, or waivers of these provisions, including to satisfy the disclosure requirements under Item 5.05 of Form 8-K by posting such information on our website at the website address and location specified above.
Non-employee director compensation
The table below summarizes the total compensation earned by or paid to our non-employee directors for the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	Total ($)
John J. Allen	105,000	110,225	—	215,225
Jochen M. Goetz(3)	—	—	—	—
Jan R. Hauser(4)	42,021	270,132	—	312,153
Mary Louise (ML) Krakauer(5)	80,986	275,562	—	356,548
Roger M. Nielsen(6)	62,414	225,542	—	287,956
Brook F. Porter(7)	4,007	192,889	—	196,896
Joan Robinson-Berry (8)	75,000	110,225	—	185,225
Jeannine P. Sargent	110,000	110,225	—	220,225
Constance E. Skidmore	90,000	110,225	—	200,225
Michael D. Smith	75,000	110,225	—	185,225
___________________
(1)The amounts disclosed represent an annual cash retainer awarded pursuant to our Non-Employee Director Compensation Policy described below to our non-employee directors, other than Mr. Porter, in the amount of $75,000, which is paid quarterly in arrears, subject to continuous service. Mr. Porter elected to receive such compensation as RSUs, and accordingly received 9,469 RSUs that vest quarterly subject to continuous service.
(2)The amounts disclosed represent the aggregate grant date fair value of RSUs granted to our non-employee directors during 2022 under our 2021 Plan, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the RSUs reported in the Stock Awards column are set forth in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 17, 2023. These amounts do not reflect the actual economic value that will be realized by the directors upon the vesting of the RSUs or the sale of any of the common stock acquired under such RSUs. Per share RSU valuations are based on the average of the closing price of our common stock for 20 trading days prior to each respective award date. On February 17, 2022, (i) each non-employee director serving on the Board received his or her annual RSU grant for 12,626 shares except for Ms. Krakauer who received an initial grant award described below and Mr. Nielsen and Ms. Hauser who were not yet members of our Board, (ii) Mr. Porter also received his RSU grant of 9,469 shares in lieu of the annual cash retainer awarded pursuant to our Non-Employee Director Compensation Policy, and (iii) Ms. Krakauer received her RSU grant for 31,565 shares for her initial appointment as a new director. All initial director grants vest 6.25% each quarter over four years. An annual director grant is not provided in the same year that the initial grant to a director is awarded. The grant date fair value per share for these awards as determined under FASB ASC Topic 718 was $8.73. On March 9, 2022, Mr. Nielsen received his RSU grant of 30,193 shares for his initial appointment as a new director. The grant date fair value per share for this award as determined under FASB ASC Topic 718 was $7.47. On August 22, 2022, Ms. Hauser received her RSU grant of 41,946 shares for her initial appointment as a new director. The grant date fair value per share for these awards as determined under FASB ASC Topic 718 was $6.44

(3)Due to internal policies of his employer, Daimler Trucks AG, Mr. Goetz did not receive any compensation for his service on the Board. Mr. Goetz resigned from our Board on March 2, 2022.
(4)Ms. Hauser was appointed to our Board effective June 9, 2022.
(5)Ms. Krakauer was appointed as Chair of our Compensation and Leadership Development Committee effective May 26, 2022.
(6)Mr. Nielsen was appointed to our Board effective March 2, 2022.
(7)Mr. Porter stepped down as Chair of our Compensation and Leadership Development Committee on May 25, 2022, and fees for his service as Chair of the Committee were prorated.
(8)Ms. Robinson-Berry resigned from our Board effective on March 22, 2023.
We maintain a Non-Employee Director Compensation Policy designed to align non-employee director compensation with the achievement of our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.
Our Board reviews director compensation periodically to ensure that director compensation remains competitive and consistent with standards of good governance so that we are able to responsibly recruit and retain qualified directors. The Compensation and Leadership Development Committee considers the responsibilities and time commitment of Proterra’s directors, pay practices of the Company's peer group, and recommendations from its independent compensation consultant to make recommendations regarding the type and amount of compensation for non-employee directors, and makes recommendations to the Board.
The Board amended the policy in December 2021 to provide for a cash retainer for a non-executive chair and to adjust the timing of the grant of annual equity awards from the date of the Annual Meeting to the first fiscal quarter. The Board further amended the policy on December 14, 2022, to (1) eliminate the initial RSU grant of $250,000 in value, (2) increase the annual RSU grant from $100,000 in value to $150,000 in value, and (3) to increase the cash retainers for the Chair of the Compensation and Leadership Development Committee and the Chair of the Nominating and ESG Committee from $10,000 per year to $15,000 per year.
Under the Non-Employee Director Compensation Policy, as amended, each non-employee director is eligible to receive the cash and equity compensation for Board services described below. Each director will also be reimbursed for reasonable, customary and documented travel and other expenses to attend meetings of our Board or its committees and to attend director training. Pursuant to this policy, non-employee directors were eligible to receive the compensation described below.
Cash Compensation
Non-employee directors are entitled to receive the following cash compensation for their service under our director compensation policy:
•Board Member: $75,000
•Non-Executive Chair of the Board: $30,000
•Lead Independent Director: $25,000
•Audit Committee Chair: $15,000
•Compensation and Leadership Development Committee Chair: $15,000
•Nominating and ESG Committee Chair: $15,000
All cash payments to directors are paid quarterly in arrears prorated for any portion of a quarter that a director is not serving on our Board. Each director may make an annual election to receive their $75,000 annual cash retainer in RSUs. If so elected, the RSUs will vest on March 31, June 30, September 30, and December 31 over a one-year period following the grant date, subject to the director’s continued service on each applicable vesting date and provided the vesting conditions under the 2021 Plan are met. If a Director’s service terminates early in a given quarter, the RSUs for the partial period of service in the quarter that services terminate vest daily for the period of time served

Equity Compensation
Annual Award
During the first fiscal quarter each year, each non-employee director will be granted RSUs with a value equal to $150,000 at the time of grant pursuant to grant valuation practices determined by the Compensation and Leadership Development Committee. These annual director awards will vest quarterly over a one-year period following the grant date, subject to the director’s continued service on each applicable vesting date. A non-employee director who begins serving on the Board during the year will receive a pro-rated grant for the first partial year of service.
The 2021 Equity Incentive Plan provides that no non-employee director may receive awards with an aggregate fair value on the date of grant that, when combined with cash compensation received for service as a director, exceeds $750,000 in a calendar year.
Our Board adopted stock ownership guidelines that require each member of the Board to achieve stock ownership with a value equal to five times his or her annual cash compensation within five years of becoming a Board member.
EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
NAMED EXECUTIVE OFFICERS
The following discussion and analysis relates to the compensation arrangements for 2022 of (i) our principal executive officer, (ii) our principal financial officer, and (iii) the three other most highly compensated executive officers at the end of our fiscal year ended December 31, 2022 (our “named executive officers” or “NEOs”). Our named executive officers for fiscal year 2022 were:

GARETH T. JOYCE	KARINA F. PADILLA	CHRISTOPHER L. BAILEY	JULIAN R. SOELL	JOANN C. COVINGTON
President and Chief Executive Officer	Former Chief Financial Officer(1)	Chief Business Officer, formerly President of Proterra Powered & Energy(2)	Chief Operating Officer, formerly President of Proterra Transit(3)	Former Chief Legal Officer, Head of Government Relations and Secretary(4)
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(1)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(2)Mr. Bailey was appointed to the position of Chief Business Officer, effective March 1, 2023.
(3)Mr. Soell was appointed to the position of Chief Operating Officer, effective March 1, 2023.
(4)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.
COMPENSATION PHILOSOPHY AND GUIDING PRINCIPLES
The Compensation and Leadership Development Committee (the “Committee” as used throughout this Compensation Discussion and Analysis or “CD&A”) uses a deliberative process and continuous oversight to ensure that our executive compensation program reflects our mission-driven identity, supports the ongoing execution of our corporate strategy, and ensures individual accountability for performance, all with the goal of delivering long term value for our stockholders and other stakeholders. Our Committee designed our executive compensation program and managed compensation decisions using these guiding principles:

Attract & Retain Talent	Compensate Competitively	Pay for Performance	Align with Stockholders

Principle	How We Apply It	Components of Compensation
Attract & Retain Talent
We strive to build a diverse workforce and an inclusive work environment that fosters mutual respect and collaboration to enhance our performance by driving innovation and competitive differentiation in the market.
We create differentiated compensation programs to recognize the value that each person contributes both individually to the Company and collectively as part of our team.

•Equity grants that vest over multiple years, and our employee stock purchase program.
•Short term incentive plan focuses on team effort to achieve business outcomes.
•Competitive base salary and benefits.

Compensate Competitively
We provide market competitive compensation programs based upon employees’ individual skills and experience, their role, and the value that they bring to the organization.
We develop peer groups based on our unique requirements for a blend of technology and industrial skills, the need for a growth mindset and skills for scaling a business, and in recognition of where we source and lose talent.
We use competitive market data to inform and guide our compensation decisions.
•All components of total compensation are benchmarked annually and assessed based on individual performance. •Benefits programs benchmarked annually.

Pay for Performance
We ensure that a significant portion of executive compensation is dependent on driving the Company’s long term strategy and business results, including a focus on fundamental pillars of financial performance, operational excellence and customer satisfaction, development of a diverse and inclusive workforce, and continued innovation of our technology platform. We believe all of these pillars will create long term value for our stockholders and other stakeholders.

•Significant portion of cash compensation is at risk: 56% of our CEO's total target cash compensation and 38% to 43% of our other NEOs total target cash compensation in 2022 depended on performance of key metrics in our short term incentive plan.
•Short term incentive plan measures performance against financial, operational, workforce development, and strategic goals.
•Emphasis on equity compensation with long term vesting schedules.

Align with Stockholders
We use pay-for-performance incentives to align executive compensation with long-term stockholder and other stakeholder interests and to reward and hold employees accountable for performance in their respective areas of operation.
We create compensation practices that emphasize equity ownership to align our executives with stockholder interests.
We provide all employees the opportunity to own stock in Proterra to create an ownership mindset among all team members.

•Long term incentive plan equity awards with four year vesting, and use of stock option awards for executives.
•Availability of our Employee Stock Purchase Plan that enables all employees to become stockholders.
•Annual cash incentive programs tied to achievement of financial and operational goals in the fiscal year and progress against long term strategic objectives..

COMPENSATION DECISION MAKING PROCESS
EXECUTIVE COMPENSATION DECISION-MAKING AND OVERSIGHT
The Compensation and Leadership Development Committee is charged by our Board with to manage and evaluate our executive compensation program. The Committee reviews and approves all the principal components of compensation for our executive officers on an annual basis. In carrying out its responsibilities, the Committee engaged Farient Advisors as its independent compensation consultant to provide counsel and guidance to the Committee in the design of our 2022 executive compensation program. Farient Advisors has advised the Committee since 2020. The Committee has assessed the independence of Farient Advisors in accordance with the Nasdaq Listing Standards and applicable SEC regulations and concluded that the firm’s work does not raise any conflict of interest.
We summarize the allocation of responsibilities for executive compensation decisions in the table below:

Participant	Role
Compensation and Leadership Development Committee
•Determines our compensation program and policies for our executive officers, including our NEOs.
•Approves the compensation levels applicable to our executive officers, including our NEOs.
•See the description of our Committee on page 108 of this prospectus for more information on the Committee's processes.

Board of Directors and Management
•The Committee consults with the Board of Directors, the CEO, the Chief People Officer, and other members of management in evaluating the performance of our executive officers and, establishing the compensation program and policies for our executive officers.
•The Compensation Committee discusses and makes final determinations with respect to executive compensation matters without the CEO present during discussions and decisions related to the CEO’s compensation.

Independent Compensation Consultant
•Retained by the Committee
•Provides counsel and guidance to the Committee concerning our compensation levels and our compensation programs, as well as market practices and trends in compensation for executives and directors.

COMPENSATION DESIGN CONSIDERATIONS
To design our executive compensation program, and manage executive compensation decisions, the Committee considers the factors listed below with the input and guidance from our independent compensation consultant and guided by our overall compensation philosophy.

Competition for Executive Talent	The Committee considers the competitive demand for executive talent in light of the evolution of our business into three related but distinct commercial offerings, the skill set required in our leadership team as we scale the business, and the performance and development of our leadership team. The Committee assesses the competitiveness of each NEOs compensation against the compensation peer group, as discussed below. This is one factor that the Committee considers when it sets pay levels for our NEOs, as the Committee does not believe it is appropriate to establish compensation levels based only on market practices. The Committee believes that compensation decisions are complex and require a deliberate review of Company and individual performance, as well as peer compensation levels. The Compensation Committee uses market data to assess the overall competitiveness and reasonableness of the Company’s executive compensation program.

Company Strategy	The Committee considered the Company’s strategy, and strategic objectives across its three business lines, financial performance, and the incorporation of diversity, equity and inclusion objectives to measure leadership performance.

Company and Individual Executive Performance	The Committee considered Proterra’s performance and each executive officer’s individual roles and contributions to our performance. Our compensation design contains “at-risk” elements tied to future performance and longer-term equity compensation to incentivize and reward executives for sustained high performance and to align their incentives with long-term value creation for our stockholders and other stakeholders. The Committee also considers the holding power of existing equity awards for each individual officer.

Importance of the Executive Officer’s Position and Relative Scope and Complexity of the Role	The Committee considered pay equity among executive officers based on the scope and relative complexity of the roles and the importance of the position to achieve the Company’s objectives and each executive officer’s performance and demonstration of leadership, skill set, prior experience, and tenure in their position.
PEER GROUP COMPENSATION ANALYSIS
The Committee believes understanding the relevant markets for executive talent is important to inform its decision-making and ensure that our executive compensation program supports our recruitment and retention of talent. The Committee uses a peer group to inform its analysis of pay levels and practices, including program design, share utilization and pay mix, and pay versus performance alignment. In order to inform its compensation decisions and program design for 2022, the Committee approved a peer group in June 2021 recommended by our compensation consultant, with the addition of one peer selected by the Committee, and then updated that peer group in May 2022, again as recommended by our independent compensation consultant, with the addition of one peer selected by the Committee. The Committee reviews the peer group, and the criteria used to identify the peer group, at least annually and more frequently as needed to address rapid changes in the electric vehicle industry, the entrance of new public company competitors and to reflect the growth and development of the Company’s businesses. The June 2021 peer group was comprised of nineteen technology and manufacturing companies listed below, which were selected using one or more of the following criteria:
•Publicly-traded on a North American stock exchange or standalone companies domiciled in the United States with compensation and disclosure practices consistent with the United States.
•Competed in industries similar to Proterra’s businesses in technology or industrial sectors and have similar needs to attract talent to support business growth and scale of industrial manufacturing.
•Less than $3 billion dollars in revenue and a market cap of $300 million to $15 billion.

•Operated as a manufacturer of non-passenger car electric vehicles, battery systems or related products, or provided technology-enabled clean energy or transportation solutions as an emerging growth or recently publicly listed company.
In this analysis, the size evaluation criteria was weighted less than business model criteria to identify companies most relevant from a talent sourcing and operational needs perspective. Peer companies did not necessarily meet all criteria.

Allison Transmission Holdings Inc.	FuelCell Energy Inc.	Romeo Power Inc.
Arrival Ltd.	Hylion Holdings Corp.	Stem, Inc.
Bloom Energy Corp.	Lion Electric Co.	Sunrun Inc.
Blue Bird Corp.	NFI Group Inc.	XL Fleet Corp.
Canoo Inc.	Nikola Corp.	Workhorse Group Inc.
ChargePoint Holdings Inc.	Plug Power Inc.
Enphase Energy Inc.	QuantumScape Corp.
In May 2022, the Committee worked with Farient Advisors to refresh the peer group and refine the relevant industries from which peers were selected to achieve stronger business alignment, and to adjust the market capitalization criteria to capture peers companies with greater than $100 million but less than $3 billion market capitalization in relevant industries. The refreshed peer group removed Allison Transmission Holdings Inc., Sunrun Inc., and Enphase Energy Inc. because additional companies that more closely met the Company's criteria for selecting peers had entered the public market, and then added seven newly public companies to result in a peer group comprised of the following twenty-three companies:

Arrival Ltd.	Hyzon Motors Inc.	QuantumScape Corp.
Bloom Energy Corp.	Lion Electric Co.	Rivian Automotive, Inc.
Blue Bird Corp.	Lightening eMotors	Romeo Power Inc.(1)
Canoo Inc.	Lucid Group, Inc.	Stem, Inc.
ChargePoint Holdings Inc.	Microvast Holdings, Inc.	XL Fleet Corp.
Faraday Future	Nikola Corp.	Xos, Inc.
FuelCell Energy Inc.	NFI Group Inc.	Workhorse Group Inc.
Hylion Holdings Corp.	Plug Power Inc.
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(1)Romeo Power was subsequently acquired by Nikola Corp.
The resulting peer group included sixteen companies with revenue reported in their last fiscal year from $5 million to over $2 billion, and seven public companies selected for their participation in relevant industries with no revenue reported in their last fiscal year. The peer group market capitalization varied from $180 million to greater than $12 billion.
While the Committee considers the data from the peer group helpful in assessing our competitive position for talent and pay practices, as discussed above, the Committee also considers other data to help inform our compensation decisions.
STOCKHOLDER ENGAGEMENT
This Annual Meeting will be the first time our stockholders provide an advisory vote on our compensation program. In the fall of 2022, we reached out to over thirty of our largest shareholders and participated in meetings with five of them to gather stockholder input on our corporate governance, executive compensation, and other matters of importance to our stockholders. The input from our stockholders is an important consideration in the Committee’s and the Board's evaluation of opportunities to further develop our compensation program and provide useful information to our stockholders.

ELEMENTS OF 2022 COMPENSATION IN DETAIL
ELEMENTS OF EXECUTIVE COMPENSATION OVERVIEW
Consistent with our compensation philosophy, the Committee adopted a program in 2022 emphasizing a pay-for-performance short term cash incentive program and equity-based compensation with long-term vesting requirements that is dependent on long-term company performance, as follows:

Element	Primary Objectives	Compensation Philosophy	Compensation Component
Base Salary	•Help attract and retain executive talent •Provide stable source of income •Recognize day-to-day role and scope of responsibility	•Attract and retain talent •Compensate Competitively	Evaluated annually. Increases are not automatic or guaranteed.
Short Term Incentive Compensation	•Reward annual performance on key financial measures, operational, workforce equity and inclusion, and other strategic objectives	•Pay for Performance •Align with Stockholder Interests	Short Term Incentive Plan
Long Term Incentive Compensation •Stock Options •Restricted Stock Units
•Incentivize return on invested capital
•Retain talent through long term vesting schedule
•Align the interests of executives with stockholders
•Incentivize long term objectives for sustainable performance to deliver long term stockholder value
		•Pay for Performance •Align with Stockholder Interests	Stock Price Appreciation
Benefits •Employee Benefit Plans •Severance Benefits •Perquisites	•Provide competitive health and 401k benefits on the same terms available to all employees •Limit perquisites	•Attract and retain talent •Compensate Competitively	Evaluated Annually

BASE SALARIES
Each of our NEOs received an annual base salary. The amount of base salary for each executive was determined by assessing the role and competitive pay practices, individual performance, and other elements of the total compensation package for each executive, consistent with our compensation philosophy. The base salary payable to each NEO is intended to provide a stable source of income that is important to attract and retain our talent and that is reflective of the executive’s skill set, tenure, experience, position, responsibilities, contributions and performance.

Officer	Base Salary as of 2022 Fiscal Year End
Gareth T. Joyce, Chief Executive Officer and President	$500,000
Karina F. Padilla, Former Chief Financial Officer	$425,000	(1)
Christopher L. Bailey, Chief Business Officer, formerly President of Proterra Powered & Energy	$400,000	(2)
Julian R. Soell, Chief Operations Officer, formerly President of Proterra Transit	$400,000
JoAnn C. Covington, Former Chief Legal Officer, Head of Government Relations & Secretary	$375,000	(3)
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(1)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(2)Mr. Bailey's base salary was adjusted in June 2022 from $375,000 to $400,000 to provide pay equity for the role of President of a business line.
(3)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.
SHORT TERM INCENTIVE PLAN
We develop an annual cash incentive plan each year under the umbrella of our Key Employee Incentive Plan. Our Key Employee Incentive Plan was filed as an exhibit to our registration statement on Form S-1 on June 29, 2021. This annual cash incentive plan, which we call our Short Term Incentive Plan, provides for performance-based cash awards to participants based on achievement of criteria set by the Committee for the fiscal year.
2022 SHORT TERM INCENTIVE PROGRAM TARGET AWARD PERCENTAGE
Each of our NEOs received a performance-based cash award target under the 2022 Short Term Incentive Plan that was expressed as a percentage of each NEOs base salary paid during the fiscal year. The Committee set the target award amount for each NEO in consultation with our independent compensation consultant and after review of market data. For 2022, the target award amounts for each participating NEO were:

Officer	Target Bonus Percentage of Annual Base Salary
Gareth T. Joyce	125%
Karina F. Padilla	75%
Christopher L. Bailey	75%
Julian R. Soell	75%
JoAnn C. Covington	60%
DESCRIPTION OF 2022 PERFORMANCE-BASED AWARD CRITERIA
Performance measures for fiscal year 2022 included annual financial performance measures, progress against strategic objectives for each of Proterra Transit and Proterra Powered & Energy, achievement of technology objectives on which the CEO was measured, and improvement in diversity, equity and inclusion (“DEI”) goals over the prior fiscal year. The table below describes the performance measures in the 2022 Short Term Incentive Plan.

The actual payout of awards is discussed below under “Determination of the Actual 2022 Short Term Incentive Award Payout.”

Criteria	Description
Revenue	GAAP Revenue reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ending December 31, 2022.

Adjusted EBITDA	The Non-GAAP measure reported to investors in our Quarterly Letter for the quarter ending December 31, 2022. We define Adjusted EBITDA net income (loss), adjusted for the effects of financing, nonrecurring items, depreciation on capital expenditures, and other non-cash items such as stock-based compensation, (gain) loss on valuation of derivative and warrant liabilities, gain on debt extinguishment, and other items like start-up costs for new facilities.

Business Unit Revenue	GAAP Revenue reported in the Company’s Annual Report on Form 10-K for the year ending December 31, 2022 that is attributed to the Proterra Transit and the Proterra Powered & Energy business units, respectively.

Business Unit Operating Income Before Corporate Expenses	This metric is not operating income as determined by generally accepted accounting principles, because the Company only operates as one segment, and did not report operating income by business units. This metric is an estimate of operating performance attributed to each of the Proterra Transit and Proterra Powered & Energy business lines to provide an indication of profitability of each of the Company's commercial offerings even though the Company operated as one reportable segment.

Cash Conversion Cycle	A measure of the Company's use of working capital and its ability to efficiently convert inventory to cash.

Diversity, Equity and Inclusion ("DEI")	A measure of the Company's improvement over the prior year on representation of women and people of color across hiring, retention of talent, representation at manager levels, and promotion rates.

Business Objectives	Achievement levels across multiple business objectives specific to each business unit including new order targets, operational and product initiatives and capital projects.

Technology Development	Achievement across battery technology development objectives including customer and market driven projects and next generation battery development.

The Committee then grouped the above performance-based award criteria and provided weightings for each criterion within the grouping and created targeted incentives based on each executive officer's role.

Performance Criteria	Performance Weighting	Performance Measure
Corporate
Financial	40%	Revenue
Financial	40%	Adjusted EBITDA
Financial	10%	Cash Conversion Cycle
Strategic	10%	DEI Criteria
Transit Business
Financial	40%	Business Unit Revenue
Financial	40%	Business Unit Operating Income Before Corporate Expenses
Strategic	20%	Business Objectives for Transit
Powered & Energy Business
Financial	40%	Business Unit Revenue
Financial	40%	Business Unit Operating Income Before Corporate Expenses
Strategic	20%	Business Objectives for Powered & Energy
Technology Development
Strategic	100%	Technology Development
A description of the weighting of each officer's performance-award criteria is included in the section "Determination of the Actual 2022 Short Term Incentive Award Payout" below.
DETERMINATION OF THE ACTUAL 2022 SHORT TERM INCENTIVE AWARD PAYOUT
The 2022 Short Term Incentive Plan payouts were determined based on the Committee's assessment of the above described metrics which were carefully chosen to drive particular outcomes and align pay with performance.
FINANCIAL METRICS
The financial metrics described above were established in the first quarter of 2022 based on the Company’s financial plan for 2022. Three of the financial metrics were aimed at improving business operations: Cash Conversion Cycle, Business Unit Revenue, and Business Unit Operating Income Before Corporate Expenses. The Cash Conversion Cycle metric focused on improvements in management of the Company’s working capital by increasing conversion of accounts receivable to cash and reducing inventory. The Committee also sought to accelerate the development and maturation of the Proterra Powered & Energy and the Proterra Transit commercial offerings, respectively, by allocating a portion of the bonus potential to the financial performance of each of the Company’s two business lines. The Business Unit Operating Income Before Corporate Expenses metric sought to approximate an operating income measure to gauge progress toward profitability of each commercial offering. For each financial metric, the Committee provided a threshold, or a “cliff” below which no bonus would be earned. If the bonus threshold was met, the payout would be determined on a sliding scale from 50% to 150% of target based on performance against the Company’s financial plan.
DEI CRITERIA
Consistent with our core belief that a diverse workforce is central to the Company’s success, the Committee allocated a percentage of each NEOs award potential to achievement of DEI Criteria. Success was measured by achievement of specific objectives: Increasing representation of women and people of color in management roles, increasing the hiring rate of women and people of color, reducing the turnover rate of diverse employees, and ensuring promotion equity for women and people of color. The 2022 Short Term Incentive Plan provided that positive progress against one of the DEI Criteria objectives would result in a 50% payout, progress against 2 of the 4 objectives would earn a 75% payout, progress against 3 of the 4 objectives would receive a 100% payout, and positive progress against all 4 objectives in the DEI Criteria would achieve a 150% payout.
BUSINESS OBJECTIVES AND TECHNOLOGY DEVELOPMENT CRITERIA
To incentivize our executives to create sustainable long-term value for our stockholders and other stakeholders, a portion of each NEOs award potential under our 2022 Short Term Incentive Plan was allocated to strategic objectives. The strategic objectives were divided between business objectives and technology development. Four strategic business objectives were identified for each of Proterra Powered & Energy and Proterra Transit, and four objectives were developed for the technology development. The 2022 Short Term Incentive Plan provided that achievement against one of the strategic objectives in each applicable set of criteria (i.e. Proterra Transit Business Objectives, Proterra Powered & Energy Business Objectives, or Technology Development) could result in up to a 50% payout, performance against 2 of the 4 strategic objectives could earn up to a 75% payout, performance against 3 of the 4 objectives could receive up to a 100% payout, and the level of achievement against all 4 objectives in a set of strategic criteria could achieve up to a 150% payout.
2022 FINANCIAL PERFORMANCE GOAL WEIGHTING
Under the 2022 Short Term Incentive Plan, the Committee assigned weighting factors for each executive officer to ensure the appropriate focus for each function in the Company on performance against the above described Financial Metrics, DEI Criteria, and Strategic Criteria.
Mr. Joyce
As described in the chart below, the 2022 Short Term Incentive Plan for Mr. Joyce was most heavily weighted on annual financial performance. As President and Chief Executive Officer, Mr. Joyce’s bonus potential was weighted 69% to the Company’s financial metrics, including 45% weighting on the Corporate Criteria financial metrics and 24% on the business unit financial metrics, divided evenly between the assessed financial performance of Proterra Transit and Proterra Powered & Energy. The balance of Mr. Joyce’s bonus potential was dependent on performance on technology development and business objectives for Proterra Transit and Proterra Powered & Energy, and performance against DEI Criteria.

Performance Measures and Weighting for the Chief Executive Officer, Gareth T. Joyce
Performance Measure(1)	Weighting	Rationale
Financial Metrics		Mr. Joyce’s target award percentage was weighted 69% to the Company’s financial metrics, including 45% weighting on the corporate financial metrics and 24% on the business line financial metrics, divided evenly between the performance of Proterra Transit and Proterra Powered & Energy. These financial metrics focus on annual performance and the establishment of successful lines of business and maturing of the cash conversion cycle and working capital management for the long term benefit of the Company.
•Revenue •Adjusted EBITDA •Cash Conversion Cycle •Business Unit Revenue •Business Unit Income(2)

DEI Criteria		5% of Mr. Joyce’s target award was dependent on improvements in Diversity, Equity and Inclusion measures commensurate with the Company’s core belief that a diverse workforce is central to the Company’s success.

Strategic Criteria		26% of Mr. Joyce’s target award was dependent on strategic criteria related to the Company’s technology development and business objectives in its two business lines for the fiscal year. These goals emphasize attention to milestones for longer term objectives within each annual business plan.
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(1)For a description of each of the award criteria, see the chart labelled "Description of 2022 Performance-Based Award Criteria" above.
(2)In this table, "Business Unit Income" is an abbreviation for the metric "Business Unit Operating Income Before Corporate Expenses" which is further described in the "Description OF 2022 Performance-Based Award Criteria" table above.,
Ms. Padilla
As Chief Financial Officer, Ms. Padilla’s bonus potential was weighted 60% to the achievement of Corporate Criteria and 40% to the achievement of the business unit financial metrics, divided evenly between the performance of Proterra Powered & Energy and Proterra Transit. Overall, 78% of Ms. Padilla’s bonus potential was weighted to achievement of financial metrics, 6% was weighted to achievement of DEI Criteria, and 6% was weighted to achievement of Strategic Criteria, divided evenly between the two business units, and 10% to strategic technology development criteria.
Mr. Bailey
As President of Proterra Powered and Energy in 2022, Mr. Bailey’s bonus potential was weighted 60% to the achievement of Proterra Powered & Energy objectives, and 40% weighted to the Corporate Criteria. The Corporate Criteria weighting resulted in a cash award incentive of 4% to DEI Criteria and 36% to corporate financial metrics. Overall, 84% of Mr. Bailey’s bonus potential was tied to achievement of financial metrics and 12% was weighted to strategic criteria for Proterra Powered & Energy. The Committee chose to make 40% of Mr. Bailey’s cash award potential dependent on Corporate Criteria to provide significant incentives to advance the overall financial and DEI objectives of the Company including, indirectly, the Proterra Transit business unit’s contributions to the Company’s overall success.
Mr. Soell
As President of Proterra Transit in 2022, Mr. Soell’s bonus potential was weighted 60% to the achievement of the Proterra Transit objectives, and 40% weighted to the Corporate Criteria. The Corporate Criteria weighting resulted in a cash award incentive of 4% to DEI Criteria and 36% to corporate financial metrics. Overall, 84% of Mr. Soell’s bonus potential was tied to achievement of financial metrics, and 12% was weighted to strategic criteria for Transit. The Committee chose to make 40% of Mr. Soell’s cash award potential dependent on Corporate Criteria to provide significant incentives to advance the overall financial and DEI objectives of the Company including, indirectly, the Proterra Powered & Energy business unit’s contributions to the Company’s overall success.
Ms. Covington
As Chief Legal Officer, Head of Government Relations, and Secretary, Ms. Covington’s bonus potential was weighted 60% to the achievement of Corporate Criteria and 40% to the achievement of the business unit financial metrics, divided evenly between the performance of Proterra Powered & Energy and Proterra Transit. Overall, 78% of Ms. Covington’s bonus potential was weighted to achievement of financial metrics, 6% was weighted to achievement of DEI Criteria, and 6% was weighted to achievement of Strategic Criteria, divided evenly between the two business units, and 10% to the strategic technology development criteria.
GOAL RIGOR AND PROCESS USED FOR GOAL SETTING
The Committee developed the metrics, award potential allocation, and targets in consultation with the full Board, its compensation consultant, and management. In particular, the Committee considered the Company’s fiscal year 2022 business plan, and the Company’s long term business plan and strategy. The Committee set ambitious, but achievable, financial and strategic goals for the Company overall and each business, including achievement of specific milestones that would impact the Company’s success beyond the fiscal year. For Proterra Transit, the strategic business objectives included scaling manufacturing and sales objectives. For Proterra Powered & Energy, these business objectives included the development and launch of the next iteration of the Company’s fleet and energy management SaaS solution, construction of the Powered 1 facility in Greer, South Carolina, and sales objectives. Strategic technology development goals included progress on development of new battery technology and advanced manufacturing achievements for the Powered 1 battery manufacturing lines. The Committee also created the potential to overachieve on both financial and strategic metrics to receive a payout of up to 150% of target if financial performance was substantially over the business plan and if all strategic criteria were achieved.
The financial metrics included the following threshold, target and stretch goals. Potential awards are calculated linearly from the threshold award to the target award and from the target award to the stretch award.

Financial Performance Criteria	Performance Weighting	Performance Measure(1)
		Threshold	Target	Stretch
Payout Potential		50%	100%	150%
Corporate
Revenue	40%	$300M	$354M	$400M
Adjusted EBITDA	40%	($150M)	($100M)	($90M)
Cash Conversion Cycle	10%	177 days	169 days	160 days
Transit Business
BU Revenue	40%	$210M	$239M	$265M
BU Operating Income (2)	40%	specific target	specific target	specific target
Powered & Energy Business
BU Revenue	40%	$90M	$115M	$135M
BU Operating Income (2)	40%	specific target	specific target	specific target
__________________
(1)See the section titled "Description of 2022 Performance-Based Award Criteria" above for a description of each of these performance measures. The initials "BU" in this table is an abbreviation for "Business Unit". The specific targets for the Business Unit Operating Income Before Corporate Expenses are competitively sensitive and hence the Company does not disclose them. The Company does not disclose margins by product line.
(2)The name of this performance measure was shortened to fit into this table. The Performance Measure used is Business Unit Operating Income Before Corporate Expenses., and is described in the section referred to in Footnote 1 above.

2022 PERFORMANCE RESULTS
A summary of the Committee’s determination of 2022 Short Term Incentive Plan achievement is illustrated below:

Performance Criteria	Performance Weighting	Performance Measure(1)	Percent of Target Achieved
Corporate			34%
Financial	40%	Revenue	59%
Financial	40%	Adjusted EBITDA	—%
Financial	10%	Cash Conversion Cycle	—%
Strategic	10%	DEI Criteria	100%
Transit Business			18%
Financial	40%	BU Revenue	—%
Financial	40%	BU Operating Income(2)	—%
Strategic	20%	BU Strategic Criteria	90%
Powered & Energy Business			95%
Financial	40%	BU Revenue	114%
Financial	40%	BU Operating Income(2)	52%
Technology Development			103%
Strategic	100%	Strategic Criteria
__________________
(1)See the section titled "Description of 2022 Performance-Based Award Criteria" above for a description of each of these performance measures. The initials "BU" in this table is an abbreviation for "Business Unit". DEI is an abbreviation for Diversity, Equity and Inclusion.
(2)The name of this performance measure was shortened to fit into this table. The Performance Measure used is Business Unit Operating Income Before Corporate Expenses., and is described in the section referred to in Footnote 1 above.
Achievement of the rigorous performance targets set by the Committee in the 2022 Short Term Incentive Plan was impacted by global economic factors including the ongoing effects of the COVID 19 pandemic, macroeconomic conditions, supply chain disruptions, rising inflation, uncertain credit and global financial markets and geopolitical events, such as the conflict between Russia and Ukraine and the related sanctions which combined with other factors, affected both production volume and operating costs, and created significant inflation in raw materials cost which in turn impacted margins, and cash consumption.
In evaluating performance against the performance-based award criteria, all award payouts were determined based on the Company's actual performance pursuant to the strict terms of the plan, with one exception: the Committee exercised its discretion to consider the impact of rising inflation rates and resulting increases in material costs for lithium-ion cells in the fiscal year of approximately $5.38 million over expected costs. Management deemed the purchase of cells as strategically important for the Company in fiscal 2022. The Committee’s consideration of these inflation impacts on the Business Unit Income Before Corporate Expenses for Proterra Powered & Energy resulted in a change to the financial metric that slightly exceeded the threshold performance generating a cash award. As a result, the percentage achievement of target for Mr. Joyce increased by 3.2%, the percentage achievement for Ms. Covington and Ms. Padilla increased 3.1%. The percentage achievement for Mr. Bailey increased 12.6%, and the percentage achievement for Mr. Soell did not increase. The specific achievement levels under the 2022 Short Term Incentive Plan are discussed further below.
Achievement of Corporate Criteria
The Corporate achievement was 34% of the target payout, per the 2022 Short Term Incentive Plan design. The Company did not meet the thresholds set by the Committee to receive the portion of the cash award based on Adjusted EBITDA or Cash Conversion Cycle targets. As a result, the cash award payout based on these financial metrics was zero. The Company did achieve the threshold required to receive a cash award payout based on

Revenue achievement but did not outperform expectations. The Company made significant progress against its DEI targets, improving against three of the four objectives, and earning 100% of the achievement against its goals.
Achievement of Transit Business Criteria
The Transit business achievement was 18% of the target payout, per the 2022 Short Term Incentive Plan design. The business did not achieve the financial targets for Business Unit Revenue or Business Unit Operating Income Before Corporate Expenses. Thus, the cash award payout based on these metrics was zero. The Transit business did make substantial progress against strategic criteria achieving a 90% payout against its strategic objectives, which accounted for 20% of the overall target. Notably, the Transit business executed on a location strategy for scaling manufacturing which resulted in the Company’s January 2023 actions to wind down all operations at the City of Industry location by the end of 2023. Though significant progress was made in Proterra Transit, including significant manufacturing efficiency gains and production improvements under Mr. Soell’s leadership from May 2022 through year end, these successes are not reflected in the 2022 cash award payouts, and the business performed below the goals that were set in the 2022 Short Term Incentive Plan.
Achievement of Proterra Powered & Energy Business Criteria
The Proterra Powered & Energy business achievement was 95% of the target payout. The Proterra Powered & Energy business performed well against the Business Unit Revenue target, resulting in an award at 114% of target per the plan design. Proterra Powered & Energy also reached the threshold level of payout under Business Unit Operating Income Before Corporate Expenses metric, earning a 52% of target payout after the Committee took into account allowances for spikes in inflation and materials cost increases for battery cells discussed above. Proterra Powered & Energy also over performed against is strategic criteria in 2022, including the development and launch of Valence, the Company's fleet and energy management SaaS platform; meeting its construction targets for the Powered 1 facility; and achieving over 90% of its sales objectives, resulting in a payout of 142% of target per the plan design.
Achievement of Technology Development Criteria
The Company also performed well against its strategic objectives and investments in its battery technology, earning 103% of the target payout per the plan design. Notably the Company introduced its H4 battery pack designed for heavy duty vehicles at IAA Transportation in Hanover Germany, and installed two advanced manufacturing battery lines for module and pack production in the new Powered 1 facility.
PAYOUT AMOUNTS
The Committee’s decisions on achievement under the 2022 Plan resulted in a payout percentage for each NEO as shown below:

Officer	Target Award	Actual Payout	Percent of Target
Gareth T. Joyce	$625,000	$339,375	54.3%
Karina F. Padilla	$318,750	$151,088	47.4%
Christopher L. Bailey	$292,188	$205,700	70.4%
Julian R. Soell(1)	$300,000	$48,600	24.3%
JoAnn C. Covington	$225,000	$106,650	47.4%
__________________
(1) Mr. Soell's cash award was pro-rated to reflect his time of employment with the Company for eight months in 2022.

ONE-TIME AWARDS
In 2022, in connection with leadership changes at the Company, the Committee approved the one time awards described below.
The Company entered into a special retention agreement with Ms. Covington, and certain other executives who are not NEOs in this prospectus, in September 2021. The retention agreement provided that the Company would pay a cash incentive award of $250,000 provided that Ms. Covington was employed by the Company through September 13, 2022. The Committee determined that these incentive agreements were in the best interests of the Company and its stockholders because the Board executed on leadership succession plans in 2021 that resulted in new leadership for the Company in January 2022 and the Company wanted to ensure Ms. Covington continued to serve as part of the new leadership team. The cash incentive award was paid to Ms. Covington in September 2022.
In October 2022, the Company awarded Ms. Covington a recognition cash bonus of $40,000 in recognition of Ms. Covington's work serving, in addition to her other functions, as head of human resources from July to October 2022 while the Company was recruiting for a Chief People Officer
In connection with Mr. Soell's offer letter to join the Company as President of Proterra Transit, the Company paid a one time sign on bonus of $250,000, which was repayable in full to the Company if Mr. Soell left the company in less than a year.
In connection with Ms. Padilla's offer letter to join the Company as Chief Financial Officer, the Company paid a one time sign on bonus of $250,000, which was repayable in full to the Company if Ms. Padilla left the company in less than a year.
LONG TERM EQUITY GRANTS
Long Term Incentive Program
The Committee introduced a long term equity incentive program or “LTIP” grants into the executive compensation structure in the third quarter of 2021. The intent of this program is to ensure that a substantial part of executive compensation is tied to long term stockholder value creation. The Long Term Incentive Program grants are not a guaranteed component of annual compensation, and the Committee can choose to eliminate the LTIP, change the terms of the program, and vary the amounts of LTIP awards in its sole discretion as administrator of the Company's equity plans. The Committee views the LTIP program and equity awards as an important part of its 2022 compensation program and aligns with the Company's compensation philosophy.
The Committee reviewed the design of LTIP grants recommended by its independent compensation consultant in the fourth quarter of 2021 to create a compensation strategy for the Company and for the Company's CEO, Gareth T. Joyce, who was appointed CEO effective January 1, 2022. The target value for the CEO LTIP grant of $3,000,000 was recommended by the Committee and its independent compensation consultant and approved by the full Board in connection with Mr. Joyce's appointment as CEO. The award was granted and delivered to Mr. Joyce on February 17, 2022. Half of the value of this award was delivered in restricted stock units and the other half in time-based stock options. The number of stock options and restricted stock units awarded was valued on the effective date of Mr. Joyce’s appointment as CEO on January 1, 2022. The restricted stock units and stock options vest ratably over four years subject to Mr. Joyce’s continued status as a service provider under the 2021 Equity Incentive Plan and the other standard terms and conditions of the Company’s equity awards and form of RSU grant agreement.
The Committee considered target values for LTIP awards for executives other than the CEO in March 2022 and considered market practices, peer group uses of equity in compensation programs, each executive’s equity position, the vesting status of outstanding awards to each executive, and each executive’s role in the Company and performance in determining appropriate LTIP awards. Recognizing the competitive market for talent and the executive transitions of CEO, CFO and President of Transit in the first quarter 2022, and considering the potential holding power of long term equity grants, the Committee set a target value of the LTIP grants at the 50th percentile of equity awards for the Company's peer companies, and an equity vehicle mix of 25% stock options and 75% restricted stock units on the recommendation of the Company’s independent compensation consultant and considering the volatility of the Company’s stock price which could reduce the intended holding power incentive of stock options. Each award vested ratably over four years . The Committee also established stock holding guidelines for executives to drive continued alignment with long term stockholder interests.

The Committee awarded Mr. Joyce's LTIP grant, and on the Committee's recommendation, the Board awarded LTIP grants to our other NEOs in 2022 with the following values.

Officer	LTIP Award Value(1)
Gareth T. Joyce	$3,000,000
Karina F. Padilla(3)	$900,000
Christopher L. Bailey	$900,000
Julian R. Soell (2)	$900,000
JoAnn C. Covington(4)	$800,000
__________________
(1)The target dollar values for equity grants in this table do not reflect valuations computed in accordance with the Accounting Standards Codification Topic 718 (“ASC 718”) which are reflected below in the Summary Compensation Table. Based on the target value and the allocation of LTIP awards between RSUs and Options, the actual number of RSUs was determined by taking half of the target value and dividing it by the dollar value of the 20 day average of the closing price of our common stock before the grant date. The actual number of stock options was determined using a Black Scholes computation. For additional details see the Summary Compensation Table and the Grants of Plan Based Awards During Fiscal Year-End 2022 tables. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the NEOs.
(2)Mr. Soell's LTIP award was made in May 2022 and was prorated to $675,000 to reflect his service to the Company during three of the fiscal quarters. The value of the full year LTIP for Mr. Soell was $900,000.
(3)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(4)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.
2022 ONE-TIME EQUITY GRANTS
In 2022, the full Board, on the recommendation of the Committee and the independent compensation consultant, also considered the value to the Company and Stockholders of one-time equity grants of Restricted Stock Units to executive talent including the NEOs listed below. The purpose of these grants was to provide additional incentives for the NEOs to remain focused on the Company for the long term in a very competitive environment as many new companies were entering the electric transportation industry and the market for talent was increasingly competitive. The Committee designed these grants to vest at 18-month and three-year vesting events to provide a longer time to the initial vesting event and stagger vesting events from the LTIP awards.
The Committee set the following target values for these grants made in 2022.

Officer	Award Value(1)
Gareth T. Joyce	$1,000,000
Karina F. Padilla(2)	$600,000
Christopher L. Bailey	$1,800,000
JoAnn C. Covington(3)	$300,000
__________________
(1)The target dollar values for equity grants in this table do not reflect valuations computed in accordance with the Accounting Standards Codification Topic 718 (“ASC 718”) which are reflected below in the Summary Compensation Table. Based on the target value the actual number of RSUs was determined by taking the target value and dividing it by the dollar value of the 20 day average of the closing price of our common stock before the grant date. For additional details see the Summary Compensation Table and the Grants of Plan Based Awards During Fiscal Year-End 2022 tables. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the NEOs.
(2)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(3)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.

OTHER COMPENSATION ELEMENTS
The Company does not have any defined contribution or pension benefit plans. The Company does offer the following additional compensation elements.

PERQUISITES
The Company introduced one perquisite in 2022 for financial planning assistance, excluding tax preparation for executive officers including our NEOs in 2022. The financial planning program allowed eligible officers to submit for reimbursement expenses related to financial planning in the fiscal year in amounts up to $10,000. This benefit is reflected on the Summary Compensation Table for NEOs who chose to use it.
Our named executive officers are eligible to participate in our employee benefit plans and programs, including medical, dental and vision benefits, life insurance, and disability insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. In addition, the Company also provides life and accidental death and dismemberment ("AD&D") insurance benefits to executive officers of two times the officer's base salary capped at $700,000. For non-executive officers, company provided life and AD&D insurances are capped at $500,000. The full company paid premium for the life and AD&D insurance coverages to the NEOs are reflected in the Summary Compensation Table.
RETIREMENT PLANS
We sponsor a 401(k) defined contribution plan in which our NEOs may participate, subject to limits imposed by the Internal Revenue Code to the same extent as all of our other full-time employees. We currently match contributions our employees make to the 401(k) plan for the first 4% of the employee’s salary. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package to attract and retain talent. Under our matching program for 401K contributions, our NEOs received the following matching contributions, which are reflected in the Summary Compensation Table.

Officer	401K Matching Funds
Gareth T. Joyce	$13,804
Karina F. Padilla	$12,423
Christopher L. Bailey	$8,321
Julian R. Soell	$6,154
JoAnn C. Covington	$15,382
SEVERANCE BENEFITS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL
We have entered into offer letters and change of control and severance agreements with each of our NEOs and a Separation Agreement with Ms. Covington in exchange for continued services as a non-officer employee following her resignation. For a description of the offer letters and the severance benefits and potential payments upon termination or change of control of the Company and the Separation Agreement, please see the Description of Compensation Arrangements following the Summary Compensation table and Grants of Plan Based Awards During Fiscal Year-End 2022 table" section of this prospectus.

COMPENSATION GOVERNANCE POLICIES
OUR COMPENSATION GOVERNANCE PRACTICES
Our compensation governance principles are designed to reflect best practices and promote executive alignment with the interests of our stockholders and other stakeholders.

WHAT WE DO	WHAT WE DON’T DO
•We emphasize pay-for-performance measures in our cash incentive programs that align with our annual business objectives and our progress on longer term strategic initiatives.
•We maintain stock ownership guidelines, including a multiple of five times the base salary for the CEO, and three times the base salary for other executive officers.
•We emphasize equity with lengthy vesting schedules in our compensation program. Our current long term equity awards vest over a four year period.
•We meet regularly with our independent compensation consultant to review our compensation practices and assess our programs for risk-taking incentives.
•Our health and 401k benefits programs are open to all employees in the Company and we limit executive perquisites.

•Our executive severance agreements do not contain “single trigger” change of control benefits.
•We do not offer guaranteed annual increases in base salary or target bonuses.
•We prohibit hedging transactions by executive officers.
•We prohibit pledging of our common stock by executive officers without prior approval.
•We do not provide for tax gross ups.

CLAWBACK POLICY
The Company does not yet have a clawback policy. The Company intends to adopt a clawback policy in compliance with Nasdaq listing rules following their effectiveness.
STOCK OWNERSHIP GUIDELINES
To create alignment between management and stockholder interests and discourage inappropriate risk-taking, the Board adopted a stock ownership policy for executive officers in 2022 that requires each of our executive officers to maintain a significant equity stake in our common stock within five years of the adoption of these guidelines. The guidelines require stock holdings that are a multiple of 5x the base salary of the Chief Executive Officer and 3x the base salary for all other executive officers. Compliance with guidelines is calculated by valuing common stock owned along with the value of half of vested options held and half of unvested RSUs.
The Committee reviews executive officer holdings annually. At the end of 2022, our Named Executive Officers had achieved the following progress against the stock ownership guidelines.

Officer	Stock Ownership Guideline Achievement
Gareth T. Joyce	92%
Karina F. Padilla	51%
Christopher Bailey	76%
Julian R. Soell	49%
JoAnn C. Covington	182%

HEDGING AND PLEDGING POLICY
Our Board has adopted an Insider Trading Policy that prohibits all employees, including our NEOs, from using or pledging Proterra securities as collateral in a margin account. No employee may use or pledge Proterra securities as collateral for a loan unless expressly approved in advance by the Company’s Compliance Officer. No loans using or pledging Proterra securities as collateral have been approved by the Compliance Officer.
Our Insider Trading Policy also prohibits our NEOs and other officers against engaging at any time in hedging or monetization transactions involving Proterra securities, such as zero-cost collars and forward sale contracts, or from contributing Proterra securities to exchange funds that could be interpreted as having the effect of hedging in Proterra securities. All other employees are strongly discouraged from engaging in hedging activities.
TAX AND ACCOUNTING CONSIDERATIONS
One of the factors the Committee considers when determining executive compensation is the anticipated tax treatment to the Company and to the executives of the various payments and benefits. Section 162(m) of the Internal Revenue Code (“Section 162(m)”) generally provides that a publicly held company may not deduct compensation paid to certain covered executive officers to the extent that such compensation exceeds $1,000,000 per executive officer in any year. While the Committee generally considers this limit when determining compensation, the Committee reserves the discretion to conclude that it is appropriate to exceed the limitation on deductibility under Section 162(m) to ensure that executive officers are compensated in a manner that it believes to be consistent with the Company’s best interests and those of its stockholders. The Committee also considers the accounting treatment of the cash and equity incentive programs that the Company maintains.
COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
During the last fiscal year, Ms. Krakauer, Mr. Porter and Mr. Smith served as members of our Compensation and Leadership Development Committee. None of the members of our Compensation and Leadership Development Committee was an officer or employee of our company at the time of his or her service on the Compensation and Leadership Development Committee or prior to such service. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation and Leadership Development Committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation and Leadership Development Committee.
COMPENSATION RISK ASSESSMENT
The Compensation and Leadership Development Committee engaged Farient Advisors in 2021 and 2022 to review executive and non-executive compensation programs. The Committee determined, after considering the review by Farient Advisors, that none of the elements of our compensation programs encouraged or created excessive risk-taking or were likely to have a material adverse effect on the Company. In its review, the Committee considered a number of features including the variable pay features of the Short Term Incentive Plan, performance measures that balanced financial and strategic objectives, time horizon of cash incentive and equity incentive plans, and the Company's compensation guiding principles, and internal controls and policies.

EXECUTIVE COMPENSATION TABLES
The following tables and accompanying narrative set forth information about compensation provided to our NEOs who are as follows:

Gareth T. Joyce	President and Chief Executive Officer
Karina F. Padilla(1)	Former Chief Financial Officer
Julian R. Soell	Chief Operating Officer, Former President, Proterra Transit
Christopher L. Bailey	Chief Business Officer, President, Proterra Powered & Energy
JoAnn C. Covington(2)	Former Chief Legal Officer, Head of Government Relations and Secretary
___________________
(1)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(2)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.
SUMMARY COMPENSATION TABLE
The table below summarizes the total compensation awarded to, earned by or paid to each of our NEOs for the fiscal years ended December 31, 2020, December 31, 2021, and December 31, 2022, in each case with respect to each NEO who was an NEO in the applicable year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Gareth T. Joyce(6)	2022	499,038	—	2,520,544	1,355,794	339,375	23,804	4,738,555
President and Chief Executive Officer	2021	372,926	—	286,397	258,433	124,208	13,346	105,531
	2020	38,054	—	—	3,371,867	14,238	—	3,424,159
Karina F. Padilla(7) Former Chief Financial Officer	2022	415,192	250,000	1,750,429	259,207	151,088	12,423	2,838,339
Christopher L. Bailey(8)	2022	389,231	—	2,146,188	259,207	205,700	8,321	3,008,647
Chief Business Officer, Former President, Proterra Powered & Energy	2021	20,265	—	360,804	688,538	49,359	923	1,302,274
Julian R. Soell(9) Chief Operating Officer, Former President, Proterra Transit	2022	261,538	250,000	1,238,176	173,718	48,600	6,154	1,978,186
JoAnn C. Covington(10) Former Chief Legal Officer, Head of Government Relations and Secretary	2022	375,000	292,813	737,070	230,408	106,650	25,382	1,767,323
__________________
(1)Amounts represent: (a) for Ms. Padilla a one-time sign on cash bonus paid to Ms. Padilla in 2022 pursuant to her offer letter; (b) for Mr. Soell a one-time sign on cash bonus paid to Mr. Soell in 2022 pursuant to his offer letter; (c) for Ms. Covington, the sum of (i) a recognition cash bonus of $40,000 paid in October 2022 for Ms. Covington's work serving, in addition to her other functions, as head of human resources from July to October 2022 while the Company was recruiting for a Chief People Officer, (ii) a retention bonus of $250,000 paid in September 2022 as described above in the Compensation Discussion and Analysis section titled "One-Time Awards", and (iii) $2,813 paid to Ms. Covington in 2022 as part of her 2021 annual incentive cash award due to an error in calculation of her 2021 award.
(2)Amounts represent the aggregate grant date fair value of restricted stock units (“RSUs”) calculated in accordance with FASB ASC Topic 718, without regard to potential forfeiture. The assumptions used in calculating these amounts are set forth in Note 11 to our financial statements for the year ended December 31, 2022, in our 2022 Annual Report on Form 10-K. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards and do not necessarily correspond to the actual economic value that may be received by our NEOs from the awards or the target value used by the Board of Directors in granting such awards.
(3)Amounts represent the aggregate grant date fair value of the stock options calculated in accordance with FASB ASC Topic 718, without regard to potential forfeiture. The assumptions used in calculating this amount are set forth in Note 11 to our financial statements for the year ended December 31, 2022, in our 2022 Annual Report on Form 10-K. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards and do not necessarily correspond to the actual economic value that may be received by our NEOs from the awards or the target value used by the Board of Directors in granting such awards.
(4)Amounts represent short term incentive plan awards earned pursuant to our Key Employee Incentive Plan. For additional information on how these awards were determined, see the section above titled "Short Term Incentive Plan" in our Compensation Discussion & Analysis.
(5)Amounts represent matching contributions made on behalf of our named executive officers under our 401(k) plan, company paid premiums for life insurance and accidental death and dismemberment ("AD&D") insurance, and reimbursement for financial planning services under a perquisite established by the Compensation and Leadership Development Committee in 2022 ,as follows:.

Name	401(k) Plan Matching Contributions ($)	Financial Planning Services ($)	Company Paid Premiums for Life and AD&D Insurance Coverage ($)	Total All Other Compensation ($)
Gareth T. Joyce	13,804	10,000	1,398	23,804
Karina F. Padilla	12,423	—	1,354	12,423
Christopher L. Bailey	8,321	—	1,398	8,321
Julian R. Soell	6,154	—	685	6,154
JoAnn C. Covington	15,382	10,000	1,407	25,382
(6)Mr. Joyce has been President, Chief Executive Officer and a director of the Company since January 2022. He served as President of the Company's wholly owned subsidiary, Proterra Operating Company, Inc. from September 2021 to December 2021 and as President of Proterra Powered & Energy for the Company and its subsidiary from November 2020 to September 2021.
(7)Ms. Padilla was appointed Chief Financial Officer effective January 1, 2022. Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(8)Mr. Bailey served as our Senior Vice President, Proterra Energy from May 2021 to October 2021, and then as our President of Proterra Powered & Energy from October 2021 until March 1, 2023, when he was appointed Chief Business Officer for the Company and its subsidiary.1 The reported salary is less than the annual base salary disclosed in the Compensation Discussion and Analysis because Mr. Bailey's salary was increased from $375,000 to $400,000 in fiscal year 2022.
(9)Mr. Soell started employment with our Company and was appointed President of Proterra Transit effective May 1, 2022 and served in that capacity until he was appointed Chief Operating Officer effective March 1, 2023. The reported salary is less than the annual base salary disclosed in the Compensation Discussion and Analysis because Mr. Soell started employment in May 2022.
(10)Ms. Covington was appointed our Chief Legal Officer, Head of Government Relations and Secretary on June 14, 2021, but, was not a named executive officer before fiscal year 2022 and, as a result, no disclosure is made for fiscal years 2021 and 2020 in accordance with SEC rules. Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.
GRANTS OF PLAN BASED AWARDS DURING FISCAL YEAR-END 2022
The table below summarizes information regarding the incentive awards granted to each of our NEOs in 2022.

Name			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Garth T. Joyce	Annual Cash Incentive	—	312,500	625,000	937,500	—	—	—	—
	Stock Options	2/17/2022	—	—	—	—	300,240	8.73	1,355,794
	Time-based RSUs	3/10/2022	—	—	—	120,772	—	—	867,143
		2/17/2022				189,393			1,653,401
Karina F. Padilla(6)	Annual Cash Incentive	—	159,375	318,750	478,125	—	—	—	—
	Stock Options	3/10/2022	—	—	—	—	65,425	7.18	259,207
	Time-based RSUs	2/17/2022	—	—	—	73,863	—	—	644,824
		3/10/2022				153,984			1,105,605

Christopher L. Bailey	Annual Cash Incentive	—	146,094	292,188	438,282	—	—	—	—
	Stock Options	3/10/2022	—	—	—	—	65,425	7.18	259,207
	Time-based RSUs	3/10/2022	—	—	—	298,912	—	—	2,146,188
Julian R. Soell	Annual Cash Incentive(5)	—	150,000	300,000	450,000	—	—	—	—
	Stock Options	5/25/2022	—	—	—	—	53,016	5.82	173,718
	Time-based RSUs	5/25/2022	—	—	—	212,745	—	—	1,238,176
JoAnn C. (7)	Annual Cash Incentive	—	112,500	225,000	337,500	—	—	—	—
	Stock Options	3/10/2022	—	—	—	—	58,156	7.18	230,408
	Time-based RSUs	3/10/2022	—	—	—	102,656	—	—	737,070
__________________
(1)These columns present information about the potential payouts under our Short Term Incentive Plan for fiscal year 2022 if the Company met the threshold, target and maximum performance targets for an award under each of the performance metrics specified in the Plan, The actual amount paid to each NEO is reflected above in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column. For a more detailed description of the performance-based measures and actual payments under the Short Term Incentive Plan, see the discussion of the "Short Term Incentive Plan" above in the Compensation Discussion and Analysis.
(2)The amounts represent the number of restricted stock units ("RSUs") granted during fiscal year 2022. RSUs vest based on continued service through various vesting dates. The time-based RSU awards in connection with the new hire grants to Mr. Soell and Ms. Padilla vest in 4 equal annual installments on the anniversary of the vesting commencement date, which for Mr. Soell is May 25, 2022, and Ms. Padilla is January 25, 2022. The time-based RSU awards in connection with the Long Term Incentive Program grants to all of our NEO’s described in the Compensation Discussion and Analysis section above vest in 4 equal annual installments on the anniversary of the vesting commencement date, which for Mr. Joyce is January 1, 2022, and for the other NEO’s is March 25, 2022. The time-based RSU awards to Mr. Joyce, Ms. Padilla, Mr. Bailey, and Ms. Covington in connection with the One Time Equity awards described in the Compensation Discussion and Analysis section above vest in 2 equal installments eighteen months and three years from the vesting commencement date of March 25, 2022. As a general matter, time-based RSUs will cease vesting upon each employee’s last day of service. Time-based RSU awards are subject to potential vesting acceleration as described in the section titled “Potential Payments upon Termination or Change of Control”.
(3)The amounts represent the number of stock options granted during fiscal year 2022. Stock options vest based on continued service through various vesting dates. The time-based stock option awards in connection with Long Term Incentive Program grants to all of our NEO’s described in the Compensation Discussion and Analysis section above vest in 4 equal annual installments on the anniversary of the vesting commencement date, which for Mr. Joyce is January 1, 2022, and for the other NEO’s is March 25, 2022. As a general matter, time-based stock options will cease vesting upon each employee’s last day of service. Time-based stock option awards are subject to potential vesting acceleration as described in the section titled “Potential Payments upon Termination or Change of Control”.
(4)The amounts represent the aggregate grant date fair value of equity awards in accordance with FASB ASC Topic 718, without regard to potential forfeiture. The assumptions used in calculating these amounts are set forth in Note 11 to our financial statements for the year ended December 31, 2022, in our 2022 Annual Report.
(5)The amounts represent the potential full-year payouts that Mr. Soell could have received under our Short Term Incentive Plan for fiscal year 2022. Because Mr. Soell's start date with the Company was May 1, 2022, his actual 2022 annual bonus payout was pro-rated based on his start date.
(6)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023.
(7)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023.
DESCRIPTION OF COMPENSATION ARRANGEMENTS
Offer Letter Agreements with Gareth  T. Joyce
In connection with his appointment as President of the Company beginning September 13, 2021, Gareth T. Joyce entered into an executive offer letter agreement with the Company memorializing the terms of his employment. This agreement with Mr. Joyce provided for an increase in his base salary from $340,000 to $450,000, a target annual bonus opportunity of 75% of base salary and an equity award opportunity that is subject to approval by the Compensation and Leadership Development Committee. In connection with Mr. Joyce's transition to the role of both President and Chief Executive Officer effective January 1, 2022, Mr. Joyce entered into an executive offer letter agreement with the Company pursuant to which his salary was set at $500,000, his target annual bonus opportunity was increased to 125% of base salary, he received a new equity grant valued at $3,000,000 at the time of award,, and he became eligible to receive additional equity awards as part of the Company’s Long Term Incentive Program, subject to approval by the Compensation and Leadership Development Committee. Mr. Joyce was also entitled to the Company's standard form of severance agreement for chief executives described in this proxy statement..

Offer Letter Agreement with Karina F. Padilla
In connection with her appointment as Chief Financial Officer on January 1, 2022, the Company entered into an executive offer letter agreement with Ms. Padilla, pursuant to which she was entitled to an annual base salary of $425,000, a bonus target under the Company’s Key Employee Incentive Plan of 75% of her base salary, and a signing bonus of $250,000. The offer letter also provided that Ms. Padilla would receive a Restricted Stock Unit award under the Company’s 2021 Equity Incentive Plan of $585,000 in value at the time of grant with four-year ratable vesting, and that she would be eligible to receive additional equity awards as part of the Company’s Long Term Incentive Program, subject to approval by the Compensation and Leadership Development Committee. Ms. Padilla was also entitled to the Company's standard form of severance agreement for executives described in this proxy statement.
Offer Letter Agreements with Christopher L. Bailey
On November 4, 2021, Mr. Bailey entered into an amended and restated offer letter that amended his offer letter dated April 30, 2021. The amended and restated offer letter entitled Mr. Bailey to an annual base salary and participation in the Company's short and long term incentive plans.
Offer Letter Agreement with Julian R. Soell
On August 1, 2022, Mr. Soell entered into an amended and restated offer letter that amended his offer letter dated April 1, 2022. The amended and restated offer letter entitled Mr. Soell to an annual base salary, participation in the Company's short and long term incentive plans, and the Company's standard form of severance agreement for executives described in this proxy statement.
Offer Letter Agreement with Joann C. Covington
On April 13, 2022, Ms. Covington entered into an amended and restated offer letter that amended her offer letter dated March 1, 2017. The amended and restated offer letter entitled Ms. Covington to an annual base salary, participation in the Company's short and long term incentive plans, and the Company's standard form of severance agreement for executives described in this proxy statement.
Separation Agreement with Joann C. Covington
Ms. Covington tendered her resignation as Chief Legal Officer, Head of Government Relations and Secretary on March 20, 2023, effective March 27, 2023. On March 24, 2023, the Company and Ms. Covington executed a Separation Agreement (the “Separation Agreement”), pursuant to which Ms. Covington will remain at the Company as a non-officer employee until June 30, 2023, to provide support during the transition to a new Chief Legal Officer, unless an earlier date is mutually agreed (such date, the “Separation Date”). During the transition period, Ms. Covington will receive the compensation and benefits provided under her existing terms of employment. Under the Separation Agreement, in exchange for providing transition support through the Separation Date and agreeing to a waiver and general release of all claims in favor of the Company and its affiliates, Ms. Covington will receive, among other benefits, a lump-sum payment equal to $187,500, which represents six months of Ms. Covington’s base compensation, and an additional lump-sum payment equal to $13,380, equivalent to six months of Ms. Covington’s monthly premium for the cost of benefit continuation for health benefits. The payments will be made to Ms. Covington within seven days following the Separation Date. Ms. Covington also remains eligible for change in control benefits. In addition, the Company agreed to take the steps necessary to extend the exercise period for Ms. Covington’s vested stock options under the Company’s 2010 Equity Incentive Plan to the earlier of (i) twelve months from the Separation Date or (ii) the expiration date of each such option.
Offer Letter Agreement with David S. Black
In connection with his appointment as Chief Financial Officer and Treasurer, the Company has entered into an offer letter (“Offer Letter”) with Mr. Black, which provides that his employment will commence on or about May 15, 2023 and outlines his duties and responsibilities and compensation terms. Pursuant to his Offer Letter, Mr. Black is entitled to receive an annual base salary of $450,000, and a bonus target under the Company’s Key Employee

Incentive Plan of 75% of his base salary. In addition, the Company intends to grant Mr. Black an equity award with four-year ratable vesting under the Company’s 2021 Equity Incentive Plan comprised of 50% restricted stock units and 50% stock options and valued at $800,000 in accordance with the Company’s grant valuation procedures at the time of grant. The Offer Letter also provides that the Company will recommend to the Board or the compensation committee of the Board that Mr. Black be eligible in fiscal 2024 for an equity incentive award with four year ratable vesting under the Company’s 2021 Equity Incentive Plan of $900,000 in value in accordance with the Company’s grant valuation procedures at the time of grant. Mr. Black will also be entitled to enter into the Company’s standard form of severance agreement for executives described in this proxy statement.
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END
The table below summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each NEO as of December 31, 2022.

	Option Awards(1)						Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(2)
Gareth T. Joyce	3/10/2022(3)	—	—	—	—	—	120,772	455,310
	2/17/2022(4)	—	300,240	—	8.73	2/16/2032	189,393	714,012
	10/21/2021(5)	12,917	38,749	—	9.83	10/20/2031	21,851	82,378
	12/21/2020(6)	366,416	408,320	—	4.78	12/20/2030	—	—
Karina F. Padilla(22)	3/10/2022(7)	—	65,425	—	7.18	3/9/2032	81,521	307,334
	3/10/2022(3)	—	—	—	—	—	72,463	273,186
	2/17/2022(8)	—	—	—	—	—	73,863	278,464
Christopher L. Bailey	3/10/2022(7)	—	65,425	—	7.18	3/9/2032	81,521	307,334
	3/10/2022(3)	—	—	—	—	—	217,391	819,564
	9/2/2021(9)	—	—	—	—	—	23,883	90,039
	5/20/2021(10)	33,468	55,781	—	13.68	5/19/2031	—	—
Julian R. Soell	5/25/2022(11)(12)	—	53,016	—	5.82	5/24/2032	76,588	288,737
	5/25/2022(12)	—	—	—	—	—	136,157	513,312
JoAnn C. Covington(23)	3/10/2022(7)	—	58,156	—	7.18	3/9/2032	72,463	273,186
	3/10/2022(3)	—	—	—	—	—	30,193	113,828
	9/2/2021(13)	12,588	37,762	—	11.33	9/1/2031	20,970	79,057
	12/21/2020(14)	13,388	13,387	—	4.78	12/20/2030	—	—
	8/20/2020(15)	111,560	66,939	—	4.62	8/19/2030	—	—
	8/20/2020(16)	37,652	29,285	—	4.62	8/19/2030	—	—
	12/13/2019(17)	16,734	5,578	—	6.00	12/12/2029	—	—
	11/20/2019(18)	16,734	5,578	—	6.00	11/19/2029	—	—
	12/29/2018(19)	44,625	—	—	5.41	12/28/2028	—	—
	11/16/2018(20)	66,937	—	—	5.41	11/15/2028	—	—
	5/30/2017(21)	446,249	—	—	2.18	5/29/2027	—	—
__________________
(1)Outstanding equity awards made (i) prior to June 14, 2021 were granted under our 2010 Equity Incentive Plan (the “2010 Plan”) and (ii) after June 14, 2021, equity awards were granted under our 2021 Equity Incentive Plan (the “2021 Plan”) which was approved by stockholders on June 11, 2021 in connection with the business combination discussed in our Annual Report on Form 10-K for the fiscal year ending December 31, 2021. Equity awards are subject to vesting acceleration under "double trigger" change-in-control provisions of our executive severance agreements as described in the section titled “Potential Payments upon Termination or Change of Control.”
(2)The market value of unvested RSUs reflected in the table have been calculated by multiplying the number of unvested RSUs by $3.77, Proterra's closing stock price on December 30, 2022, the last trading day of fiscal year 2022.
(3)RSUs vest 50% on September 25, 2023 and 50% on March 25, 2025.
(4)Options and RSUs vest 25% each year beginning on January 1, 2023.
(5)Options and RSUs vest 25% each year beginning on August 25, 2022.
(6)Options vest 25% on November 17, 2021 and then 6.25% quarterly thereafter.
(7)Options and RSUs vest 25% each year beginning on March 25, 2023.
(8)RSUs vest 25% each year beginning on January 25, 2023.

(9)RSUs vest 25% each year beginning on May 25, 2022.
(10)Options vest 25% on May 17, 2022 and then 6.25% quarterly thereafter.
(11)Options vest 25% each year beginning on May 2, 2023.
(12)RSUs vest 25% each year beginning on May 25, 2023.
(13)Options and RSUs vest 25% each year beginning on September 1, 2022.
(14)Options vest 6.25% each quarter following the December 21, 2020 vesting commencement date.
(15)Options vest 6.25% each quarter following the June 1, 2020 vesting commencement date.
(16)Options vest 6.25% each quarter following the August 20, 2020 vesting commencement date.
(17)Options vest 6.25% each quarter following the December 13, 2019 vesting commencement date.
(18)Options vest 6.25% each quarter following the November 20, 2019 vesting commencement date.
(19)Options vest 6.25% each quarter following the December 28, 2018 vesting commencement date.
(20)Options vest 6.25% each quarter following the November 13, 2018 vesting commencement date.
(21)Options vest 25% on April 17, 2018 and then 6.25% quarterly thereafter.
(22)Ms. Padilla resigned from her position as Chief Financial Officer effective May 15, 2023. Her last day as a service provider is expected to be June 2, 2023.
(23)Ms. Covington resigned from her position as Chief Legal Officer, Head of Government Relations and Secretary effective March 27, 2023. Her last day as service provider is expected to be June 30, 2023.
OPTIONS EXERCISES AND STOCK VESTED DURING 2022
The table below summarizes information regarding the number of shares acquired upon the exercise of stock options (with the value realized based on the difference between the closing price per share on Nasdaq of our common stock and the exercise price on the date of exercise) and the vesting of RSUs in 2022 previously granted to each of our NEOs (with the value realized based on the closing price per share on Nasdaq of our common stock on the date of vesting).

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gareth T. Joyce	20,950	39,386	7,284	46,909
Karina F. Padilla	—	—	—	—
Christopher L. Bailey	—	—	7,962	46,339
Julian R. Soell	—	—	—	—
JoAnn C. Covington	52,446	279,537	6,991	42,226
SEVERANCE BENEFITS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL
We have entered into change in control and severance agreements (“Severance Agreements”) with our Named Executive Officers.
An NEO (other than our President and Chief Executive Officer) who is terminated by us without cause outside of a change in control (as such term is defined below) will receive, in exchange for a customary release of claims: (i) a severance payment of six months (the “Severance Period") base salary in equal installments and (ii) payment of premiums for continued medical benefits for up to six months. If our President and Chief Executive Officer is terminated by us without cause or he resigns for good reason (as such term is defined below) outside of a change in control he will receive, in exchange for a customary release of claims: (i) a severance payment of twelve months (the “President and CEO Severance Period”) base salary in equal installments and (ii) payment of premiums for continued medical benefits for up to twelve months..
If an NEOs employment is terminated by us without cause or if the NEO resigns for good reason within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change in control has been executed) or within the twelve months following a change in control, the Severance Agreement provides the following benefits in exchange for a customary release of claims: (i) a severance payment of twelve months base salary in equal installments and then-current target bonus opportunity (at the rates in effect immediately prior to the actions that resulted in the termination) (18 months for our President and Chief Executive

Officer), (ii) 100% acceleration of any then-unvested equity awards (including equity awards that vest, in whole or in part, upon satisfaction of performance criteria), and (iii) payment of premiums for continued medical benefits for up to twelve months (18 months for our President and Chief Executive Officer).
For purposes of all of the Severance Agreements:
“Cause” means (i) an unauthorized use or disclosure by the NEO of the Company’s or its subsidiaries’ confidential information or trade secrets, which use or disclosure causes or is reasonably likely to cause material harm to the Company or its subsidiaries, (ii) a material breach of any agreement between the NEO and the Company or its subsidiaries, (iii) a material failure to comply with the Company’s or its subsidiaries’ written policies or rules that has caused or is reasonably likely to cause material injury to the Company, its successor, or its affiliates, or any of their business, (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (v) willful misconduct that has caused or is reasonably likely to cause material injury to the Company, its successor, or its affiliates, or any of their business, (vi) embezzlement, (vii) failure to cooperate with the Company or its subsidiaries in any investigation or formal proceeding if the Company or its subsidiary, as applicable, has requested the NEOs reasonable cooperation, (viii) violation of any applicable federal, state or foreign statutes, laws or regulations or (ix) a continued failure to perform assigned duties after receiving written notification of such failure from the Company’s or its subsidiaries’, as applicable, Chief Executive Officer; provided that the NEO must be provided with written notice of their termination for “Cause” and the NEO must be provided with a thirty (30) day period following their receipt of such notice to cure the event(s) that trigger “Cause,” with the Company’s or its subsidiaries’, as applicable, Board of Directors making the final determination whether the NEO has cured any Cause.
“Good Reason” means, without the NEOs consent, (i) a material reduction in the NEOs level of responsibility and/or scope of authority, (ii) a reduction by more than 10% in NEOs base salary (other than a reduction generally applicable to executive officers of the Company or its subsidiary, as applicable, and in generally the same proportion as for the NEO), or (iii) relocation of the NEOs principal workplace by more than thirty-five (35) miles from the NEOs then current place of employment. For the purpose of clause (i), a change in responsibility shall not be deemed to occur (A) solely because the NEO is part of a larger organization or (B) solely because of a change in title. For the NEO to receive the benefits under this Agreement as a result of a voluntary resignation under this subsection (e), all of the following requirements must be satisfied: (1) the NEO must provide notice to the Company or its subsidiary, as applicable, of their intent to assert Good Reason within sixty (60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company or its subsidiary, as applicable, will have thirty (30) days (the “Company Cure Period”) from the date of such notice to remedy the condition and, if it does so, the NEO may withdraw their resignation or may resign with no benefits; and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of the Company Cure Period or written notice from the Company or one of its subsidiaries, as applicable, that it will not undertake to cure the condition set forth in subclauses (i) through (iii). Should the Company or one of its subsidiaries, as applicable, remedy the condition as set forth above and then one or more of the conditions arises again within twelve months following the occurrence of a Change in Control, the NEO may assert Good Reason again subject to all of the conditions set forth herein.
“Change in Control” means the occurrence of any of the following events, provided that the transaction (including any series of transactions) also qualifies as a change in control under U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii):
(i)Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company, except that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board will not be considered a Change in Control; or
(ii)Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or
(iii)Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
Each Severance Agreement is in effect until the earlier of (i) the termination of the executive officer’s employment other than in a situation described above and (ii) the date that we have met all our obligations under the Severance Agreement following the termination of the executive officer’s employment due to a situation described above.
The benefits under the Severance Agreements supersede all other cash severance and vesting acceleration arrangements (excluding equity awards that vest, in whole or in part, upon satisfaction of performance criteria, which will be governed by the terms of the applicable performance-based equity awards). All severance payments to our NEOs are subject to the execution and non-revocation of an effective release in the Company’s favor. In addition, the Severance Agreements include a non-competition covenant applicable during the NEOs employment and a cooperation and non-disparagement covenant pursuant to which the NEO shall use best efforts to assist with transition of their duties during the Severance Period or the President and CEO Severance Period (whichever is applicable) and shall not disparage the Company, its subsidiaries or the members of the Board or their officers and employees following their separation with the Company.
The table below quantifies the payments in the event of a qualifying termination or a change in control ("CIC") qualifying termination to our NEOs as of December 31, 2022 and assuming the price per share of the Company's securities is the closing market price as of that date. For additional information, see the above discussion of "Potential Payments Upon Termination or Change of Control" in our Compensation Discussion & Analysis section titled "Other Compensation Elements."

	Qualifying Termination			Qualifying Termination Upon Change in Control
Name	Base Salary ($)(1)	COBRA Payments ($)(2)	Total ($)	Base Salary and Target Bonus ($)(3)	COBRA Payments ($)(4)	Unvested Equity ($)(5)	Total ($)
Gareth T. Joyce	500,000	—	500,000	1,375,000	—	1,251,700	2,626,700
Karina F. Padilla	212,500	12,575	225,075	743,750	25,151	858,983	1,627,884
Christopher L. Bailey	200,000	11,470	211,470	700,000	22,941	1,216,937	1,939,878
Julian R. Soell	200,000	12,575	212,575	700,000	25,151	802,049	1,527,200
JoAnn C. Covington	187,500	12,575	200,075	600,000	25,151	466,070	1,091,221
__________________
(1)Represents twelve months of base salary for Mr. Joyce and six months of base salary for Ms. Padilla, Mr. Bailey, Mr. Soell, and Ms. Covington.
(2)Represents payment of premiums for continued medical benefits for up to six months for Ms. Padilla, Mr. Bailey, Mr. Soell, and Ms. Covington. Mr. Joyce did not elect medical coverage for fiscal year 2022 and therefore, would not receive premiums for continued medical benefits.
(3)Represents eighteen months of base salary for Mr. Joyce and twelve months of base salary for Ms. Padilla, Mr. Bailey, Mr. Soell, and Ms. Covington and each executive's target bonus in fiscal year 2022.
(4)Represents payment of premiums for continued medical benefits for up to twelve months for Ms. Padilla, Mr. Bailey, Mr. Soell, and Ms. Covington. Mr. Joyce did not elect medical coverage for fiscal year 2022 and therefore, would not receive premiums for continued medical benefits.

(5)The market value of unvested equity that would vest and payout due to a qualifying termination upon a change in control have been calculated by multiplying the number of unvested RSUs by $3.77, Proterra's closing stock price on December 30, 2022, the last trading day of fiscal year 2022.

CEO PAY RATIO
As required by SEC rules, we are providing disclosure regarding the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The ratio is a reasonable estimate calculated in a manner consistent with SEC rules and is based on our payroll and employment records and the methodology described below.
Nearly all of our employees are located in the United States. Pursuant to the SEC rules, to identify our median employee, we excluded from the calculation seven employees based in Canada under the de minimis exemption. After applying the de minimis exemption, we selected our median employee from our employee population of 1,183 U.S. full time, part time, and temporary employees as of December 31, 2022.
To determine our median employee, we used full year 2022 gross compensation data from our payroll system. Compensation was annualized for all newly hired employees who did not work a full calendar year 2022. Compensation data included wages, overtime, non-performance based bonuses, and paid time off as this reflects the most comparable measure of compensation across our employee population. While many of our employees are compensated with equity awards, not all of our employees are, and many compensation structures in the Company rely on cash compensation exclusively. Thus, we excluded the fair value of stock awards granted in 2022 from the calculation used to identify the median employee. Similarly, because the majority of our employees do not participate in a variable performance-based compensation plan, we excluded performance-based bonuses from the calculation. Because the SEC rules allow companies to apply various methodologies to determine the median employee, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.
After identifying the median employee, we calculated the total annual compensation for the median employee in the same manner used to determine the compensation shown for our CEO in the Summary Compensation Table.
Based upon the methodology described above, our CEO’s total annual compensation as reported above in the Summary Compensation Table above was $4,738,555, and the total annual compensation for our median employee, an hourly Field Service Technician located in Greenville, South Carolina, was $81,477. The ratio of these two amounts is 58:1.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following includes a summary of transactions since January 1, 2022 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than transactions that are described above under the headings Executive Compensation and Non-employee director compensation in this prospectus. We also describe below certain other transactions with our directors, executive officers and stockholders.
INDEMNIFICATION AGREEMENTS
We have entered into indemnification agreements with each of our respective directors and executive officers, of the Company. The indemnification agreements and our Restated Bylaws adopted June 11, 2021, require us to indemnify our directors and officers to the fullest extent not prohibited by Delaware General Corporation Law. Subject to very limited exceptions, our Restated Bylaws also require us to advance expenses incurred by our directors and officers.
ARCLIGHT AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
In connection with the closing of the Business Combination, we entered in the Amended and Restated Registration Rights Agreement (“Amended and Restated Registration Rights Agreement”) on June 14, 2022, with ArcLight CTC Holdings, L.P. (the “Sponsor”.) and certain other holders of common stock , pursuant to which, among other things, the ArcLight CTC Holdings, L.P. and such holders were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of the Company's common stock.
In particular, the Amended and Restated Registration Rights Agreement provides for the following registration rights:
•Demand registration rights. At any time after June 14, 2021, the Company will be required, upon the written request of (i) the Sponsor and certain other holders who previously held Class B ordinary shares of the Company (the “Sponsor Holders”) and (ii) the other parties thereto who hold common stock (the “New Holders”), to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities. The Company is not obligated to effect any demand registration during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated registration.
•Shelf registration rights. Within sixty (60) calendar days after June 14, 2021, the Company was required to file a shelf registration statement pursuant to Rule 415 of the Securities Act and use reasonable best efforts to cause such registration statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than one hundred and twenty (120) days after June 14, 2021; provided, that the such deadline shall be extended to one hundred and eighty (180) days after June 14, 2021 if the registration statement was reviewed by, and received comments from, the SEC. At any time the Company has an effective shelf registration statement with respect to Sponsor Holders’ or New Holders’ registrable securities, a holder may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that such holder (a) reasonably expects the aggregate gross proceeds in excess of $35,000,000 from such underwritten shelf takedown or (b) reasonably expects to sell all of the registrable securities held by such holder in such underwritten shelf takedown but in no event less than $10,000,000 in aggregate gross proceeds (the “Shelf Threshold”).
•Piggyback registration rights. At any time after June 14, 2021, if the Company proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Sponsor Holders, the New Holders, and certain other holders of piggyback registration rights are entitled to include their registrable securities in such registration statement.

•Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Company and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Company, and holders of registrable securities are obligated to indemnify the Company for material misstatements or omissions attributable to them.
•Registrable securities. Securities of the Company shall cease to be registrable securities when a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, such securities shall have been transferred pursuant to Rule 144 or, with respect to a holder, when all such securities held by such holder could be sold without restriction on volume or manner of sale in any three-month period without registration under Rule 144 or such securities shall have ceased to be outstanding.
EARN OUT STOCK
On June 14, 2021, we consummated the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated January 11, 2021, by and among our Company (formerly known as ArcLight Clean Transition Corp., a Cayman Islands exempted company ("ArcLight"), Legacy Proterra, and Phoenix Merger Sub, Inc., a Delaware corporation.
In connection with the Business Combination, the Merger Agreement provided that certain individuals, including some of our named executive officers and directors, who held vested Legacy Proterra stock options immediately prior to the closing of the Business Combination would receive shares of our common stock if and when certain price points were met in the future. These shares are referred to as Earnout Stock (as defined below). The period during which the issuance of Earnout Stock may occur lasts five years beginning on the date of the closing of the Business Combination (the "Earnout Period").
Specifically, the earnout provisions of the Merger Agreement provide that certain holders of Legacy Proterra common stock immediately prior to June 14, 2021, including these named executive officers and directors, are entitled to additional consideration of up to an aggregate of 22,809,500 shares of our common stock (the “Earnout Stock”), on a pro rata basis together with certain other holders, upon the occurrence of any of the following events during the Earnout Period:
(i)21.0526% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the volume-weighted average price of our common stock is greater than or equal to $15.00 per share or there occurs any transaction resulting in a change in control with a valuation of our common stock that is greater than or equal to $15.00 per share;
(ii)an additional 26.3158% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the volume-weighted average price of our common stock is greater than or equal to $20.00 per share or there occurs any transaction resulting in a change in control with a valuation of our common stock that is greater than or equal to $20.00 per share;
(iii)an additional 26.3158% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the volume-weighted average price of our common stock is greater than or equal to $25.00 per share or there occurs any transaction resulting in a change in control with a valuation of our common stock that is greater than or equal to $25.00 per share; and
(iv)an additional 26.3158% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the volume-weighted average price of our common stock is greater than or equal to $30.00 per share or there occurs any transaction resulting in a change in control with a valuation of our common stock that is greater than or equal to $30.00 per share.

The first Earnout Stock milestone point of $15.00 per share was met on July 20, 2021, and certain of our named executive officers and directors received Earnout Stock on July 21, 2021. Those same individuals will receive additional Earnout Stock if and when any one of the other Earnout Stock milestones is met. Under applicable SEC rules, shares of Earnout Stock received by the prior holders of vested options held by these individuals represent compensation to our named executive officers and directors for income tax purposes.
Policies and Procedures for Related-Person Transactions
Our Board has adopted a written related-party transactions policy that conforms with the requirements for issuers having securities listed on the Nasdaq stock exchange. Under the policy, our audit committee will serve as the approval authority for related party transactions, provided that, if the related party is, or is associated with, a member of the audit committee, our Nominating and ESG committee will serve as the approval authority for such transaction. Our legal department will compile and maintain a master list of related parties, disseminate the master list to function and department leaders, the Chief Financial Officer and individuals responsible for accounts payable and accounts receivable, and contracting personnel in the legal department. Any transaction that we intend to undertake with a related party will be submitted to the compliance officer for determination of what approvals are required under the related party transactions policy, and the compliance officer will refer to the approval authority any related party transaction he or she determines should be considered for evaluation by the approval authority consistent with the policy. If the compliance officer becomes aware of a transaction with a related party that has not been previously approved or previously ratified under the policy that required such approval, the transaction will be submitted promptly to the approval authority for review.

PRINCIPAL SECURITYHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock, as of April 24, 2023 by:
•each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 226,852,590 shares of common stock outstanding as of April 24, 2023. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of April 24 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is c/o Proterra Inc, 1815 Rollins Road, Burlingame, CA 94010. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise in the footnotes below, subject to community property laws where applicable.

Name of Beneficial Owner	Shares Beneficially Owned
	Number of Shares of Common Stock Beneficially Owned	Percentage Ownership of Outstanding Common Stock
5% or Greater Stockholders
Tao Pro LLC(1)	11,517,917	5.1%
BlackRock, Inc.(2)	15,159,893	6.7%
KPCB Green Growth Fund, LLC(3)	15,563,577	6.9%
The Vanguard Group (4)	18,794,569	8.3%
Franklin Resources, Inc.(5)	30,690,894	13.5%
Named Executive Officers and Directors
Gareth T. Joyce(6)	627,077	*
Karina F. Padilla(7)	38,938	*
Christopher L. Bailey(8)	84,004	*
Julian R. Soell (9)	66,441	*
JoAnn C. Covington(10)	780,668	*
John J. Allen(11)	4,351,801	1.9%
Mary Louise Krakauer(12)	18,215	*
Roger M. Nielsen(13)	15,899	*
Brook F. Porter(14)	2,865,773	1.3%
Jeannine P. Sargent(15)	285,118	*
Constance E. Skidmore(16)	284,765	*
Michael D. Smith(17)	276,480	*
Jan R. Hauser(18)	20,390	*
All current executive officers and directors as a group (12 persons)(19)	8,934,901	3.84%
__________________
*less than 1%
(1)As reported in the Schedule 13G filed with the SEC on February 10, 2023, Tao Pro LLC is the record holder of the securities reported herein for Tao Pro LLC. Isaac E. Pritzker, Lori D. Mills and James Schwaba are the managers of Tao Pro LLC and hold shared voting power of securities held by Tao Pro LLC. The address for each holder is 1 Letterman Drive, Suite C4–420, San Francisco, CA 94129.
(2)As reported in the Schedule 13G filed with the SEC on February 2, 2023, BlackRock Inc. is the beneficial owner of 15,159,893 shares of which BlackRock, Inc. has sole voting power over 14,827,289 shares and sole dispositive power over 15,159,893 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. The foregoing information is based solely on the Schedule 13G filed on February 2, 2023, which we have no reason to believe is inaccurate.
(3)As reported in the Schedule 13G filed by KPCB Green Growth Fund, LLC ("KPCB GGF"), a Delaware limited liability company, and KPCB GGF Associates, LLC ("Associates"), a Delaware limited liability company, on February 11, 2022. The shares are directly held by KPCB GGF Associates, the managing member of KPCB GGF, may be deemed to have sole power to vote and dispose of these shares. The address for each entity is c/o Kleiner Perkins Caufield & Byers, LLC, 2750 Sand Hill Road, Menlo Park, CA 94025.
(4)As reported in the Schedule 13G filed with the SEC on February 9, 2023, The Vanguard Group is the beneficial owner of 18,794,569 shares of which the Vanguard Group has shared voting power over 243,860 shares, sole dispositive power over 18,399,976 shares, and shared dispositive power over 394,593 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The foregoing information is based solely on the Schedule 13G filed on February 9, 2023, which we have no reason to believe is inaccurate.
(5)As reported in the Schedule 13G filed with the SEC on February 1, 2023, Franklin Resources, Inc. (“FRI”) is the record holder for securities that are beneficially owned by one or more open or closed end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries (each, an “Investment Management Subsidiary” and, collectively, the “Investment Management Subsidiaries”) of FRI including the Investment Management Subsidiaries listed on the Schedule 13G. Investment Management Subsidiary Franklin Advisors, Inc. holds sole power to vote or direct the vote and sole power to dispose or direct the disposition of 30,541,415 shares; Franklin Templeton Investments (Asia) Ltd holds soles voting and dispositive power over 41,478 shares; Fiduciary Trust International LLC holds sole voting and dispositive power over 5,301 shares; and Fiduciary Trust Company International holds sole voting and dispositive power over 102,700 shares. Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of such securities. The Principal Shareholders, FRI and FRI Aggregated Affiliates, as applicable, disclaim that they are beneficial owners, as defined in Rule 13d-3 of the securities reported in the Schedule 13G. The address for FRI is One Franklin Parkway, San Mateo, CA 94403–1906. The foregoing information is based solely on the Schedule 13G filed on February 1, 2023, which we have no reason to believe is inaccurate.
(6)Represents (i) 70,605 shares of common stock held by Mr. Joyce and (ii) 556,472 shares subject to options held by Mr. Joyce to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023.
(7)Represents (i) 22,581 shares of common stock held by Ms. Padilla and (ii) 16,357 shares subject to options held by Ms. Padilla to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023. Ms. Padilla resigned her position as Chief Financial Officer effective on May 15, 2023, and her last day as an employee will be June 2, 2023.
(8)Represents (i) 15,062 shares of common stock held by Mr. Bailey, (ii) 7,961 shares underlying restricted stock units held by Mr. Bailey that may vest and settle within 60 days of April 24, 2023, and (iii) 60,981 shares subject to options held by Mr. Bailey to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023.
(9)Represents (i) 53,187 shares underlying restricted stock units held by Mr. Soell that may vest and settle within 60 days of April 24, 2023, and (iii) 13,254 shares subject to options held by Mr. Soell to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023.
(10)Represents (i) 12,503 shares of common stock held by Ms. Covington and (ii) 768,165 shares subject to options held by Ms. Covington to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023. As reported on the Current Report on Form 8-K on March 24, 2023, effective March 27, 2023, Ms. Covington resigned as Chief Legal Office & Head of Government Relations and Secretary. As such, all equity beneficially owned by Ms. Covington is not included in the total of shares beneficially owned by current officers and directors as a group.
(11)Represents (i) 42,354 shares of common stock held by Mr. Allen and (ii) 4,309,447 shares subject to options held by Mr. Allen to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023.
(12)Represents 18,215 shares of common stock held by Ms. Krakauer.
(13)Represents 15,899 shares of common stock held by Mr. Nielsen.
(14)Represents (i) 42,351 shares of common stock held by Mr. Porter, (ii) 2,571,012 shares held by G2VP I, LLC, for itself and as nominee for G2VP Founders Fund I, LLC (“G2VP”), and (iii) 252,410 shares underlying options held by Mr. Porter to purchase common stock that are immediately exercisable or may be exercisable within 60 days of April 24, 2023. Mr. Porter, together with Ben Kortlang, David Mount and Daniel Oros, is a managing member of G2VP I Associates, LLC, which is the managing member of G2VP, and may be deemed to share voting and dispositive control over the shares held by G2VP. G2VP I Associates, LLC and each of its managing members disclaim beneficial ownership of these shares held by G2VP except to the extent of any pecuniary interest therein.
(15)Represents (i) 32,708 shares of common stock held by Ms. Sargent and (ii) 252,410 shares subject to options held by Ms. Sargent that are immediately exercisable or may become exercisable within 60 days of April 24, 2023.
(16)Represents (i) 32,355 shares of common stock held by Ms. Skidmore and (ii) 252,410 shares subject to options held by Ms. Skidmore that are immediately exercisable or may become exercisable within 60 days of April 24, 2023.
(17)Represents (i) 24,070 shares of common stock held by Mr. Smith and (ii) 252,410 shares subject to options held by Mr. Smith to purchase common stock that are immediately exercisable or may become exercisable within 60 days of April 24, 2023.
(18)Represents 20,390 shares of common stock held by Ms. Hauser.
(19)Represents (i) 2,907,602 shares of common stock beneficially owned by our current executive officers and directors, (ii) 61,148 shares underlying restricted stock units held by our current executive officers and directors that may vest and settle within 60 days of April 24, 2023, and (iii) 5,966,151 shares subject to options held by our current executive officers and directors that are immediately exercisable or exercisable within 60 days of April 24, 2023. For clarity, these totals exclude all shares of common stock and shares subject to options held by Ms. Covington as described in Footnote 10.

DESCRIPTION OF OUR SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the certificate of incorporation (for purposes of this section, the “Certificate of Incorporation”), the amended and restated bylaws (for purposes of this section, the “Bylaws”) and the registration rights agreement (the “Registration Rights Agreement”), which are exhibits to the registration statement of which this prospectus is a part. We urge to you read each of the Certificate of Incorporation, the Bylaws and the Registration Rights Agreement in their entirety for a complete description of the rights and preferences of our securities.
Authorized Capitalization
General
The total amount of our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.
The following summary describes the material provisions of our capital stock. We urge you to read the Certificate of Incorporation and the Bylaws (copies of which are exhibits to the registration statement of which this prospectus is a part).
Common Stock
Voting rights. Each outstanding share of our common stock entitles the holder thereof to one vote on each matter properly submitted to stockholders for their vote. Except as otherwise required by law, holders of our common stock will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
Dividend rights. Subject to preferences that may apply to any shares of our preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine.
Rights upon liquidation. Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of common stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Other rights. No holder of shares of common stock is entitled to preemptive or subscription rights contained in the Certificate of Incorporation or in the Bylaws. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock that we may issue in the future.
Preferred Stock
We may issue preferred stock from time to time in one or more series. The Board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, to provide, out of unissued shares of preferred stock that have not been designated as to series, with respect to each series, to establish the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights, if any, of each such series and any qualifications, limitations or restrictions thereof, and, subject to the rights of such series, to thereafter increase (but not above the total number of authorized shares of the preferred stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The issuance of preferred stock could have the effect of decreasing the trading price of common stock, restricting dividends on our capital stock, diluting the voting power of the common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control.
Election of Directors and Vacancies
Subject to the rights of any series of preferred stock then outstanding to elect additional directors under specified circumstances, the directors on our Board currently consists of nine (9) directors, and are divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively. The initial term of office of the Class I directors will expire at our first annual meeting of stockholders, the initial term of office of the Class II directors shall expire at our second annual meeting of stockholders following the initial classification of our Board and the initial term of office of the Class III directors shall expire at our third annual meeting of stockholders following the initial classification of our Board. At each annual meeting of stockholders following the initial classification of our Board, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of our stockholders after their election.
Under the Bylaws, except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, or removal. Subject to the rights of holders of any series of preferred stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. All vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth below.
Subject to the rights of any series of preferred stock then outstanding, any vacancy occurring in our Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office for the class in which the vacancy was created or occurred or, in the case of newly created directorships, the class to which the director has been assigned expires and until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, or removal.
If and for so long as the holders of any series of preferred stock have the special right to elect additional directors, the then otherwise total authorized number of our directors shall automatically be increased by such specified number of directors, and the holders of such preferred stock will be entitled to elect the additional directors so provided for or fixed pursuant to the terms of the series of preferred stock. Each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, or removal.
Quorum
Except as otherwise provided by applicable law, the Certificate of Incorporation or the Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, we may transact any business that might have been transacted at the original meeting. If a quorum is present at the original meeting, it shall also be deemed present at the adjourned meeting.

Anti-takeover Effects of the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals
Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by a majority of the Board, and our stockholders may not take action by written consent in lieu of a meeting. Notice of all meetings of stockholders shall be given in writing stating the date, time and place, if any, of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting if such date is different from the record date for determining stockholders entitled to notice of the meeting. Such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining stockholders entitled to notice. The Bylaws also provide that any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of our Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Proterra Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
The Bylaws provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice, including disclosure of the proposing stockholders’ agreements, arrangements and understandings made in connection with such a proposal or nomination. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at as annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws
We may amend or repeal any provision contained in the Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders are granted subject to this reservation. Notwithstanding any provision of the Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, subject to the rights of any outstanding series of preferred stock, but in addition to any vote of the holders of any class or series of our stock required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal any provision of the Certificate of Incorporation. If two-thirds of our Board has approved such amendment or repeal, in which case only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class (in addition to any other vote of the holders of any class or series of our stock required by law or by the Certificate of Incorporation), will be required for such amendment or repeal.
Our Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by our Board shall require the approval by a majority of the directors on our Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws. Notwithstanding any other provision of the Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of our stock required by applicable law or by the Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws. In the case of any proposed adoption, amendment or repeal of any provisions of the Bylaws that is approved by our Board and submitted to the stockholders for adoption thereby, if at least two-thirds of our Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:
(1)the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;
(2)the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or
(3)the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the Certificate of Incorporation, we have not opted out of Section 203 of the DGCL and therefore we are subject to Section 203 of the DGCL.
Limitations on Liability and Indemnification of Officers and Directors
Section 145 of the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. As permitted by the DGCL, the Certificate of Incorporation contains provisions that eliminate the personal liability of directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following (i) any breach of a director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or (iv) any transaction from which the director derived an improper personal benefit. As permitted by the DGCL, the Bylaws provide that: (i) we are required to indemnify our directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions; (ii) we may indemnify our other employees and agents as set forth in the DGCL; (iii) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and (iv) the rights conferred in the Bylaws are not exclusive.
We have entered into indemnification agreements with each director and executive officer to provide these individuals additional contractual assurances regarding the scope of the indemnification set forth in the Certificate of Incorporation and Bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving one of our directors or executive officers for which indemnification is sought. The indemnification provisions in the Certificate of Incorporation, Bylaws, and the indemnification agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act. We currently carry liability insurance for our directors and officers. Certain of our directors are also indemnified by their employers with regard to service on our Board.
Exclusive Jurisdiction of Certain Actions
The Certificate of Incorporation requires, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of ours to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any action governed by the internal affairs doctrine.
In addition, the Bylaws require that, unless we consent in writing to the selection of an alternative forum, the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act or the Exchange Act.
Transfer Agent
The transfer agent for our common stock is Computershare Trust Company, N.A. and Computershare Inc. (together, “Computershare”). We may designate a new or additional transfer agent for such shares, and we will provide you with notice of such action and of any change in the office through which any such agent will act.
Listing of Common Stock
Our common stock is listed on Nasdaq under the trading symbols “PTRA.”

SELLING SECURITYHOLDERS
The selling securityholders may offer and sell, from time to time, any or all of the shares of common stock being offered for resale by this prospectus, which consists of:
•up to 16,334,868 PIPE Shares;
•up to 1,904,692 Sponsor Shares;
•up to 56,766,043 Legacy Proterra Holder Shares, comprising shares of common stock issued at the Closing of the Merger as well as shares of common stock issued following the Closing of the Merger upon the exercise of Legacy Proterra warrants;
•up to 26,316,200 Note Shares issuable upon the exercise of Convertible Notes, prior to the amended Convertible Notes Facility;
•up to 892 shares of common stock issuable upon the exercise of Legacy Proterra warrants;
•up to 11,171,287 shares of common stock issued or issuable upon the exercise of equity awards; and
•up to 12,895,129 Earnout Shares, comprising both Initial Earnout Shares and Remaining Earnout Shares.
The term “selling securityholders” includes the securityholders listed in the tables below and their permitted transferees.
The number of shares issuable upon conversion of Convertible Notes is calculated assuming that the Convertible Notes convert pursuant to their mandatory conversion terms on December 31, 2022, pursuant to the terms of the Convertible Notes in effect as of that date and does not reflect the terms of the amended Convertible Notes Facility. The actual number of shares issued upon conversion will depend on the actual date of conversion and will be pursuant to the terms of the amended Convertible Notes Facility.
The following tables provide, as of April 26, 2022, information regarding the beneficial ownership of our common stock and warrants of each selling securityholder, the number of shares of common stock and number of warrants that may be sold by each selling securityholder under this prospectus and that each selling securityholder will beneficially own after this offering.
Because each selling securityholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a selling securityholder upon termination of this offering. For purposes of the tables below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the selling securityholders and further assumed that the selling stockholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the tables is presented.
We may amend or supplement this prospectus from time to time in the future to update or change this selling securityholders list and the securities that may be resold.

Please see the section titled “Plan of Distribution” for further information regarding the stockholders’ method of distributing these shares.

	Shares of Common Stock
Name	Number Beneficially Owned Prior to Offering (1)	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering (2)
ArcLight CTC Holdings, L.P (3)	1,904,692	1,904,692	—	—
Astor Warwick Holdings, L.P. (4)	100,000	100,000	—	—
Broadscale PT Investors LP (5)	4,679,852	1,000,000	3,679,852	*
Brook F. Porter (6)	3,963,623	2,784,573	1,179,050	*
Constance E. Skidmore	221,404	209,444	11,960	*
Constellation NewEnergy, Inc. (7)	4,016,193	4,016,193	—	—
Daimler Trucks & Buses US Holding LLC (8)	10,406,047	10,406,047	—	—
Entities affiliated with Cowen Sustainable Advisors (9)	39,200,322	32,823,376	—	—
Entities associated with Chamath Palihapitiya (10)	4,000,000	4,000,000	—	—
Entities within the D. E. Shaw group (11)	1,000,000	1,000,000	—	—
Entities affiliated with Franklin Templeton (12)	27,051,912	19,683,859	7,368,053	*
Entities affiliated with HIW Private Equity Investment Management Limited (13)	2,662,408	630,232	2,032,176	*
Entities affiliated with Tao Capital Partners LLC (14)	13,512,703	13,512,703	—	—
G2VP I, LLC for itself and as nominee for G2VP Founders Fund I, LLC (15)	2,551,719	2,551,719	—	—
Gareth T. Joyce	306,237	306,237	—	—
Generation IM Climate Solutions Fund II, L.P. and affiliated (16)	6,377,507	6,377,507	—	—
Glazer Capital LLC (17)	300,000	300,000	—	—
J. Goldman Master Fund, L.P. (18)	300,000	300,000	—	—
Jeannine P. Sargent	239,815	227,847	11,968	*
JoAnn C. Covington	748,460	748,450	10	*
John J. Allen	3,178,232	3,175,076	3,156	*
KPCB Holdings, Inc., as nominee (19)	18,014,239	18,014,239	—	—
Michael D. Smith	242,259	224,042	9,405	*
Schneider Electric Foundries LLC (20)	400,000	400,000	—	—
Skandia Fonder AB (21)	207,025	207,025	—	—
Topia Ventures, LLC (22)	475,000	475,000	—	—
_________________
*Less than 1%
(1)This table includes PIPE Shares, Sponsor Shares, Legacy Proterra Holder Shares, Earnout Shares (includes both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and shares which the holder has a contingent right to receive), Note Shares (includes both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and shares which the holder has a contingent right to receive), shares of common stock issuable upon exercise of certain equity awards (including both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and additional shares underlying options to purchase common stock which may be exercisable within one year following the Closing), and shares of common stock issuable upon exercise of the Legacy Proterra Warrants (collectively, the “Resale Securities”). We do not know when or in what amounts the selling securityholders will offer the Resale Securities for sale, if at all.
(2)The percentage of shares to be beneficially owned after completion of the offering is calculated on the basis of 257,114,976 shares of common stock outstanding as of April 26, 2022, assuming the issuance of all Remaining Earnout Shares, the conversion of the Convertible Notes into 26,316,200 shares, the exercise of all currently outstanding Legacy Proterra warrants, and the sale of all Resale Securities by the selling securityholders.
(3)For the purposes of the first table, consists of 1,904,692 Sponsor Shares held directly by the Sponsor. The business address of Sponsor is 200 Clarendon Street, 55th Floor, Boston, MA, 02116.

(4)Shares hereby offered consist of 100,000 PIPE Shares held by Astor Warwick Holdings, L.P. Donna D. Scali, CPA, is the managing member of MRP Management LLC, General Partner Of Astor Warwick Holdings, L.P. The address of Astor Warwick Holdings, L.P. is 190 Liberty Road, Suite One, Crystal Lake, Il 60014.
(5)Shares offered hereby consist of 1,000,000 PIPE Shares. Broadscale PT General Partner LLC is General Partner of Broadscale PT Investors LP. Andrew L. Shapiro of 430 Park Avenue, Suite 1501, New York, NY 10022 is the Managing Member of Broadscale PT General Partner LLC.
(6)Shares hereby offered consist of 218,155 shares of common stock subject to options held by Mr. Porter that are exercisable within one year of the Closing and 14,699 Earnout Shares, and shares described in footnote (15) below. Mr. Porter, together with Ben Kortlang, David Mount and Daniel Oros, is a managing member of G2VP I Associates, LLC, which is the managing member of G2VP, and may be deemed to share voting and dispositive control over the shares held by G2VP. G2VP I Associates, LLC and each of its managing members disclaim beneficial ownership of shares held by G2VP except to the extent of any pecuniary interest therein as described in footnote (15) below.
(7)Shares offered hereby consist of 500,000 PIPE Shares, 3,098,794 Legacy Proterra Holder Shares, and 417,399 Earnout Shares held by Constellation NewEnergy, Inc. The address of Constellation NewEnergy, Inc. is Attn: Constellation Technology Ventures, 1310 Point St., 8th Floor, Baltimore, MD 21231.
(8)Shares offered hereby consist of 2,000,000 PIPE Shares, 7,618,260 Legacy Proterra Holder Shares, and 787,787 Earnout Shares held by Daimler Trucks & Buses US Holding LLC. Daimler Truck Holding AG, a public entity is the ultimate beneficial owner of the shares, as the 100% stockholder of Daimler Truck AG. Daimler Truck AG is the 100% stockholder of Daimler Trucks & Buses US Holding LLC. In September 2018, Proterra entered into a strategic collaboration and confidentiality agreement with Daimler North America Corporation (“DNAC”), an indirect subsidiary of Daimler AG pursuant to which Proterra agreed to collaborate with DNAC to explore the electrification of selected Daimler commercial vehicles. In October 2018 the agreement was assigned by DNAC to DTBUS. Proterra did not receive any payments from Daimler for the year ended December 31, 2018. Proterra records payments received from Daimler affiliated entities at the parent company level. Proterra received payments in 2019 and 2020 for goods and services including engineering services, prototypes, charging stations, and other tools and parts sold to Daimler AG affiliated companies. The address of Daimler Trucks & Buses US Holding LLC is 4555 N. Channel Ave, Portland, Oregon 97217.
(9)Shares hereby offered consist of (a) 1,710,951 shares issued upon exercise of Proterra Warrants, 12,872,296 Note Shares, and 1,844,402 Earnout Shares held by CSI I Prodigy Holdco LP; (b) 570,317 shares issued upon exercise of Proterra Warrants, 4,290,765 Note Shares, and 614,800 Earnout Shares held by CSI Prodigy Co-Investment LP; and (c) 1,140,634 shares issued upon exercise of Proterra Warrants, 8,553,167 Note Shares, and 1,226,044 Earnout Shares held by CSI PRTA Co-Investment LP (collectively, the “CSI Holders”). The number of shares issuable upon conversion of Convertible Notes is calculated assuming that the Convertible Notes convert pursuant to their mandatory conversion terms on December 31, 2022, pursuant to the terms in effect as of that date and does not reflect the terms of the amended Convertible Notes Facility. Cowen Sustainable Advisors LLC, the investment adviser of each of the CSI Holders, has sole voting and investment power with respect to the securities held by the CSI Holders.
(10)Shares hereby offered consist of 4,000,000 shares, of which (i) 2,500 PIPE Shares are held by Ravikant Tanuka, as an individual; (ii) 25,000 PIPE Shares are held by the Ko Family Trust; (iii) 2,500 PIPE Shares are held by The Tolia-Zaveri Living Trust dated Dec 2017; (iv) 50,000 PIPE Shares are held by The Steve Trieu Living Trust; and (iv) 3,920,000 PIPE Shares are held by The CP Remainder Interest Trust dated 5/19/2021 created under the Chamath Palihapitiya 2009 Annuity Trust dated 12/24/09. Within the Ko Family Trust Raymond Ko and Stephanie Ko have voting power which includes the power to vote, or to direct the voting of, such offered shares and/or investment power which includes the power to dispose of, or to direct the disposition of, such offered shares. Within The Tolia-Zaveri Living Trust dated Dec 2017 Jay Zavieri and Avani Tolia have voting power which includes the power to vote, or to direct the voting of, such offered shares and/or investment power which includes the power to dispose of, or to direct the disposition of, such offered shares.
(11)Shares hereby offered consist of 750,000 PIPE Shares held by D. E. Shaw Valence Portfolios, L.L.C., and 250,000 PIPE Shares held by D. E. Shaw Oculus Portfolios, L.L.C. (each a “D. E. Shaw Entity” and collectively, the “D. E. Shaw Entities”). Each D. E. Shaw Entity has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the PIPE Shares directly owned by such entity. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of the D. E. Shaw Entities, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PIPE Shares owned by the D. E. Shaw Entities (such PIPE Shares collectively, the “Subject Shares”). D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of the D. E. Shaw Entities, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Subject Shares on DESCO LP’s and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the Subject Shares. David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.
(12)Shares hereby offered consist of (i) 400,111 PIPE Shares, 3,595,580 Proterra Holder Shares, and 484,316 Earnout Shares held by Franklin Strategic Series — Franklin Growth Opportunities Fund, or Franklin Growth Opportunities, (ii) 336,400 PIPE Shares, 3,243,567 Proterra Holder Shares, and 436,900 Earnout Shares held by Franklin Strategic Series — Franklin Small Cap Growth Fund, or Franklin Small Cap Growth, (iii) 463,400 PIPE Shares, 1,264,595 Proterra Holder Shares, and 170,337 Earnout Shares held by Franklin Strategic Series — Franklin Small-Mid Cap Growth Fund, or Franklin Small-Mid Cap Growth, (iv) 725,200 PIPE Shares, 2,016,702 Proterra Holder Shares, and 271,645 Earnout Shares held by Franklin Templeton Investment Funds — Franklin Technology Fund, or Franklin Technology, (v) 663,200 PIPE Shares, 3,329,176 Proterra Holder Shares, and 448,430 Earnout Shares held by Franklin Templeton Investment Funds — Franklin U.S. Opportunities Fund, or Franklin U.S. Opportunities, (vi) 35,200 PIPE Shares held by Franklin Templeton Investment Funds Franklin Natural Resources Fund, or Investment Franklin Natural Resources, (vii) 1,780,600 PIPE Shares held by Franklin Custodian Funds

Franklin Growth Fund, or Franklin Custodian Growth, and (viii) 18,500 PIPE Shares held by Franklin Strategic Series Franklin Natural Resources Fund, or Strategic Franklin Natural Resources, and, together with Franklin Growth Opportunities, Franklin Small Cap Growth, Franklin Small- Mid Cap Growth, Franklin Technology, Franklin U.S. Opportunities, Investment Franklin Natural Resources and Franklin Custodian Growth, the Franklin Funds. Franklin Advisers, Inc., or FAV, is the investment manager of the Franklin Funds. FAV is an indirect wholly owned subsidiary of a publicly traded company, Franklin Resources, or FRI, and may be deemed to be the beneficial owner of these securities for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to such funds and accounts pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of Section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted. The address of the Franklin Funds is c/o Franklin Advisers, Inc., One Franklin Parkway, San Mateo, California 94403.
(13)Shares hereby offered consist of 630,232 PIPE Shares held by HIW China Opportunity Fund SPC.
(14)Shares hereby offered consist off (a) 514,519 Proterra Holder Shares and 69,304 Earnout Shares held by Tao NILOC LLC, or Tao NILOC, and (b) 11,200,311 Proterra Holder Shares and 1,508,650 Earnout Shares held by Tao Pro LLC, or Tao Pro, (c) 64,604 and 8,702 Earnout Shares held by Tao Big LLC, or Tao Big, (d) 19,381 Proterra Holder Shares and 2,611 Earnout Shares held by 40 FOXES LLC, or 40 FOXES, (e) 32,303 Proterra Holder Shares and 4,351 Earnout Shares held by BROOKS JL LLC, or BROOKS JL and (f) 77,525 Proterra Holder Shares and 10,442 Earnout Shares held by PBCJL LLC, or PBCJL and together with Tao NILOC, Tao Pro, Tao Big, 40 FOXES and BROOKS JL, or Tao. Each of Christopher Olin, Lori D. Mills and James Schwaba, the managers of Tao NILOC, has sole voting and dispositive power over the shares held by Tao NILOC, and each of Isaac E. Pritzker, Lori D. Mills and James Schwaba, the managers of Tao Pro, has sole voting and dispositive power over the shares held by Tao Pro. The address of Tao is c/o Tao Capital Partners LLC, 1 Letterman Drive, Suite C4-420, San Francisco, California 94129.
(15)Shares hereby offered consist of 1,000,000 PIPE Shares, 1,367,518 Proterra Holder Shares, and 184,201 Earnout Shares held directly by G2VP I, LLC (“G2VP”), for itself. Brook Porter, together with Ben Kortlang, David Mount and Daniel Oros, is a managing member of G2VP and may be deemed to share voting and dispositive control over the shares held by G2VP. Mr. Porter (G2VP Managing Member) is a Director of the Company. G2VP I Associates, LLC and each of its managing members disclaim beneficial ownership of these shares held by G2VP except to the extent of any pecuniary interest therein.
(16)Shares hereby offered consist of 5,025,393 shares of Proterra Holder Shares, 599,972 Note Shares, and 752,142 Earnout Shares. Shares are held by Generation IM Climate Solutions Fund II, L.P., or “Generation Fund II.” The general partner of Generation Fund II is Generation IM Climate Solutions II GP Ltd, which is a wholly owned subsidiary of Generation Investment Management LLP, or Generation Management. Generation Management serves as the investment manager of Generation Fund II. Generation Management, upon approval by its investment committee, makes investment decisions on behalf of Generation Fund II. Lila Preston is the portfolio manager and together with her team make investment proposals on behalf of Generation Fund II. The address for Generation Fund II is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(17)Shares hereby offered consist of 300,000 PIPE Shares, held by Glazer Enhanced Fund, LP; Glazer Enhanced Offshore Fund, Ltd.; and Highmark Limited, In Respect of Its Segregated Account, Highmark Multi-Strategy 2. Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital, LLC (“Glazer Capital”). Mr. Paul J. Glazer ("Mr. Glazer"), serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities. The address of Glazer Capital is 250 W 55th Street, Suite 30A, New York, NY 10019.
(18)Shares hereby offered consist of 300,000 PIPE Shares. J. Goldman Master Fund, L.P. (the “Master Fund”, which is managed by J. Goldman & Co., L.P. of which J. Goldman Capital Management Inc. is the general partner beneficially owns 300,000 shares of common stock of the Company. Jay G. Goldman is the sole director of J. Goldman Capital Management, Inc. Together, J. Goldman & Co., L.P., J. Goldman Capital Management, Inc. and Jay G. Goldman have shared voting and dispositive power over the securities of the Company reported herein that are held by the Master Fund. J. Goldman & Co., L.P., J. Goldman Capital Management, Inc. and Jay G. Goldman may be deemed to beneficially own all of the shares of common stock held by the Master Fund. The address of the Master Fund is c/o ATU General Trust Services (BVI) Ltd., 3076 Sir Francis Drake's Highway, P.O. Box 3463, Roadtown, Tortola, BVI, VG1110.
(19)Consists of (a) 15,134,410 shares held by KPCB Green Growth Fund, LLC (“KPCB GGF”), (b) 741,400 shares held by individuals and entities associated with Kleiner Perkins Caufield & Byers (“KPCB”), and (c) 2,138,429 Earnout Shares. All shares are held for convenience in the name of KPCB Holdings, Inc., as nominee for the accounts of such individuals and entities. The managing member of KPCB GGF is KPCB GGF Associates, LLC (“GGF Associates”). Brook Byers, L. John Doerr, Raymond Lane, Ben Kortlang and Theodore Schlein, the managing members of GGF Associates, exercise shared voting and dispositive control over such shares. The managing members disclaim beneficial ownership of all shares held by GGF Fund except to the extent of their pecuniary interest therein. The principal business address of KPCB is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, California 94025.
(20)Shares hereby offered consist of 400,000 PIPE Shares.
(21)Shares hereby offered consist of 207,025 PIPE Shares. These securities are held by an account for which Lazard Asset Management LLC, a Delaware limited liability company (“LAM”), serves as a discretionary asset manager. LAM holds voting and investment power over the shares. LAM is indirectly controlled by Lazard Ltd, a Bermuda corporation, which has a board of eleven directors. Each of the foregoing, except for LAM, disclaims beneficial ownership of these securities. The business address of LAM is 30 Rockefeller Plaza, New York, NY 10112.
(22)Shares hereby offered consist of 475,000 PIPE Shares held by Topia Ventures, LLC. Topia Ventures Management, LLC is the managing member of Topia Ventures, LLC.. Mr. David Broser is the managing member of Topia Ventures Management, LLC. The address for Topia Ventures Management, LLC is c/o Topia Ventures Management, LLC, 104 W. 40th Street, 19th Floor, New York NY 10018.

SECURITIES ACT RESTRICTIONS ON RESALE OF OUR SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned shares of our common stock that were acquired from us in an unregistered, private sale (“restricted securities”) for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted securities for at least six months but who are affiliates of ours at the time of, or at any time during the three months preceding, a sale, or who otherwise beneficially own shares of our common stock (“control securities”), would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•1% of the total number of shares or other units of the class then outstanding; or
•the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
•Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, our affiliates will be able to sell their shares of common stock, and any shares of common stock received upon exercise of the Legacy Proterra warrants, as applicable, pursuant to Rule 144 without registration one year after the filing of our “Super” Form 8-K with Form 10 type information, which was filed on June 17, 2021.
We are no longer a shell company, and as a result, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of restricted securities and control securities.

PLAN OF DISTRIBUTION
The Selling Securityholders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our common stock or interests in our common stock received after the date of this prospectus from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of common stock or interests in our common stock on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Securityholders may use any one or more of the following methods when disposing of their shares of common stock or interests therein:
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•one or more underwritten offerings;
•block trades (which may involve crosses) in which the broker-dealer will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;
•an exchange distribution and/or secondary distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•distributions to their employees, partners, members or stockholders;
•short sales (including short sales “against the box”) effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;
•through the writing or settlement of standardized or over-the-counter options or other hedging transactions, whether through an options exchange or otherwise;
•in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;
•by pledge to secure debts and other obligation;
•directly to purchasers, including our affiliates and stockholders, in a rights offering or otherwise;
•through agents;
•broker-dealers may agree with the Selling Securityholders to sell a specified number of such shares of common stock at a stipulated price per share; and
•through a combination of any of these methods or any other method permitted by applicable law.
The Selling Securityholders may effect the distribution of our common stock from time to time in one or more transactions either:
•at a fixed price or prices, which may be changed from time to time;
•at market prices prevailing at the time of sale;
•at prices relating to the prevailing market prices; or

•at negotiated prices.
The Selling Securityholders may, from time to time, pledge or grant a security interest in some shares of our common stock owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of common stock, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Selling Securityholders to include the pledgee, transferee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
We and the Selling Securityholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the sale of our common stock, including liabilities under the Securities Act. The Selling Securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their common stock. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:
•the name of the selling security holder;
•the number of common stock being offered;
•the terms of the offering;
•the names of the participating underwriters, broker-dealers or agents;
•any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;
•the public offering price;
•the estimated net proceeds to us from the sale of the common stock;
•any delayed delivery arrangements; and
•other material terms of the offering.
In addition, upon being notified by a Selling Securityholder that a donee, pledgee, transferee or other successor-in-interest intends to sell common stock, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Securityholder.
Agents, broker-dealers and underwriters or their affiliates may engage in transactions with, or perform services for, the Selling Securityholders (or their affiliates) in the ordinary course of business. The Selling Securityholders may also use underwriters or other third parties with whom such selling stockholders have a material relationship. The Selling Securityholders (or their affiliates) will describe the nature of any such relationship in the applicable prospectus supplement.
There can be no assurances that the Selling Securityholders will sell, nor are the Selling Securityholders required to sell, any or all of the common stock offered under this prospectus.
In connection with the sale of shares of our common stock or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The Selling Securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Securityholders from the sale of shares of our common stock offered by them will be the purchase price of such shares of our common stock less discounts or commissions, if any. The Selling Securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of share of our common stock to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Securityholders.
The Selling Securityholders also may in the future resell a portion of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.
The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of shares of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our common stock may be underwriting discounts and commissions under the Securities Act. If any Selling Securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Securityholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.
To the extent required, our common stock to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
To facilitate the offering of shares of our common stock offered by the Selling Securityholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of common stock than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares of common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.
Under the Amended and Restated Registration Rights Agreement and the Subscription Agreements, we have agreed to indemnify the applicable Selling Securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Securityholders may be required to make with respect thereto. In addition, we and the Selling Securityholders may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.
Under the Amended and Restated Registration Rights Agreement, we have agreed to maintain the effectiveness of this registration statement with respect to any securities registered hereunder pursuant to such agreement until (i) all such securities have been sold, transferred, disposed of or exchanged under this registration statement; (ii) such securities have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer have been delivered by us and subsequent public distribution of such securities does not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (v) with respect to a Selling Securityholder that is party to the Amended and Restated Registration Rights Agreement, when all such securities held by such Selling Securityholder could be sold without restriction on volume or manner of sale in any three-month period without registration under Rule 144. Under the Subscription Agreements, we have agreed to maintain the effectiveness of this registration statement with respect to the PIPE shares until the earliest of (i) the third anniversary of the Closing; (ii) the date on which the PIPE Investor ceases to hold any PIPE shares; or (iii) on the first date on which each PIPE Investor is able to sell all of its PIPE Shares under Rule 144 within 90 days without limitation as to the amount of such securities that may be sold, provided that at such time, we are in compliance with the current public information requirement under Rule 144 and we continue to be in compliance with such requirement. Under the Amended and Restated Warrant Agreement, we agreed to maintain the effectiveness of this registration statement in respect of the shares of common stock issuable upon the exercise of the public warrants and the private placement warrants until the expiration or redemption of such warrants. On October 29, 2021, we redeemed our remaining outstanding public warrants and the private placement warrants at a redemption price of $0.10 per public warrant and private placement warrant, as applicable. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The Selling Securityholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.
Selling Securityholders may use this prospectus in connection with resales of shares of our common stock. This prospectus and any accompanying prospectus supplement will identify the Selling Securityholders, the terms of our common stock and any material relationships between us and the Selling Securityholders. Selling Securityholders may be deemed to be underwriters under the Securities Act in connection with shares of our common stock they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Securityholders will receive all the net proceeds from the resale of shares of our common stock.
A Selling Securityholder that is an entity may elect to make an in-kind distribution of common stock to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus, as amended or supplemented. To the extent that such transferees are not affiliates of ours, such transferees will receive freely tradable shares of common stock pursuant to the distribution effected through this registration statement.
Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “PTRA”.

LEGAL MATTERS
The validity of the securities offered hereby has been passed upon for us by Fenwick & West LLP. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The consolidated financial statements of Proterra Inc as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2022 consolidated financial statements contains an explanatory paragraph that states that the Company’s projected noncompliance with liquidity requirements related to the Convertible Notes, combined with a history and expectation of continued recurring losses and cash outflows from operations for the foreseeable future raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2022, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2022 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the Company did not have a sufficient number of trained resources with assigned responsibility and accountability for the design, operation and documentation of internal control over financial reporting. As a result:
•The Company did not have an effective risk assessment process that defined clear financial reporting objectives and evaluated risks at a sufficient level of detail to identify all relevant risks of material misstatement across the entity;
•The Company did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting;
•The Company did not have effective monitoring activities to assess the operation of internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.
As a consequence, the Company did not effectively design, implement, or operate process-level control activities for substantially all of the Company’s financial reporting processes.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company, our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at www.proterra.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Table of Contents
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Financial Statements
Audited Consolidated Financial Statements

PROTERRA INC
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	March 31, 2023	December 31, 2022
	(Unaudited)	*
Assets:
Cash and cash equivalents	$167,905	$73,695
Accounts receivable, net	98,715	130,337
Short-term investments	128,341	224,359
Inventory	205,489	169,567
Prepaid expenses and other current assets	37,897	50,893
Deferred cost of goods sold	3,456	4,304
Restricted cash, current	12,565	12,565
Total current assets	654,368	665,720
Property, plant, and equipment, net	110,425	107,552
Operating lease right-of-use assets	18,661	20,274
Long-term inventory prepayment	10,000	10,000
Other assets	37,261	36,913
Total assets	$830,715	$840,459
Liabilities and Stockholders’ Equity:
Accounts payable	$92,158	$57,822
Accrued liabilities	25,262	33,551
Deferred revenue, current	35,401	30,017
Operating lease liabilities, current	5,998	6,876
Debt, current	177,735	122,692
Derivative liability	135,678	—
Total current liabilities	472,232	250,958
Deferred revenue, non-current	49,994	37,381
Operating lease liabilities, non-current	17,241	18,098
Other long-term liabilities	20,532	17,164
Total liabilities	559,999	323,601
Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock, $0.0001 par value; 500,000 shares authorized and 226,853 shares issued and outstanding as of March 31, 2023 (unaudited); 500,000 shares authorized and 226,265 shares issued and outstanding as of December 31, 2022	22	22
Preferred stock, $0.0001 par value; 10,000 shares authorized and zero shares issued and outstanding as of March 31, 2023 (unaudited); 10,000 shares authorized, zero shares issued and outstanding as of December 31, 2022	—	—
Additional paid-in capital	1,610,783	1,613,556
Accumulated deficit	(1,340,152)	(1,096,175)
Accumulated other comprehensive loss	63	(545)
Total stockholders’ equity	270,716	516,858
Total liabilities and stockholders’ equity	$830,715	$840,459
__________________
*Derived from audited Consolidated Financial Statements.
See accompanying notes to unaudited condensed consolidated financial statements.

PROTERRA INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands, except per share data)

	Three Months Ended March 31,
	2023	2022
Product revenue	$69,996	$54,171
Parts and other service revenue	9,533	4,410
Total revenue	79,529	58,581
Product cost of goods sold	79,051	57,226
Parts and other service cost of goods sold	7,036	4,358
Total cost of goods sold	86,087	61,584
Gross loss	(6,558)	(3,003)
Research and development	18,524	11,802
Selling, general and administrative	35,886	28,387
Total operating expenses	54,410	40,189
Loss from operations	(60,968)	(43,192)
Interest expense, net	7,254	6,879
Loss on debt extinguishment	177,939	—
Other expense (income), net	(2,184)	7
Loss before income taxes	(243,977)	(50,078)
Provision for income taxes	—	—
Net loss	$(243,977)	$(50,078)
Net loss per share of common stock:
Basic	$(1.08)	$(0.23)
Diluted	$(1.08)	$(0.43)
Weighted average shares used in per share computation:
Basic	226,410	222,276
Diluted	226,410	247,131
See accompanying notes to unaudited condensed consolidated financial statements.

PROTERRA INC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)
(in thousands)

	Three Months Ended March 31,
	2023	2022
Net loss	$(243,977)	$(50,078)
Other comprehensive income (loss), net of taxes:
Available-for-sales securities:
Unrealized gain (loss) on available-for-sale securities	608	(1,641)
Other comprehensive income (loss), net of taxes	608	(1,641)
Total comprehensive loss, net of taxes	$(243,369)	$(51,719)
See accompanying notes to unaudited condensed consolidated financial statements.

PROTERRA INC
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Three Months Ended March 31, 2023	Shares	Amount
Balance, December 31, 2022	226,265	$22	$1,613,556	$(1,096,175)	$(545)	$516,858
Issuance of stock upon exercise of options and RSU release	588	—	113	—	—	113
Stock-based compensation	—	—	4,314	—	—	4,314
Debt extinguishment fair value adjustment	—	—	(7,200)	—	—	(7,200)
Net loss	—	—	—	(243,977)	—	(243,977)
Other comprehensive income, net of taxes	—	—	—	—	608	608
Balance, March 31, 2023	226,853	$22	$1,610,783	$(1,340,152)	$63	$270,716

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Three Months Ended March 31, 2022	Shares	Amount
Balance, December 31, 2021	221,960	$22	$1,578,943	$(858,225)	$(588)	$720,152
Issuance of stock upon exercise of options and RSU release	743	—	1,833	—	—	1,833
Stock-based compensation	—	—	4,642	—	—	4,642
Net loss	—	—	—	(50,078)	—	(50,078)
Other comprehensive loss, net of taxes	—	—	—	—	(1,641)	(1,641)
Balance, March 31, 2022	222,703	$22	$1,585,418	$(908,303)	$(2,229)	$674,908
See accompanying notes to unaudited condensed consolidated financial statements.

PROTERRA INC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(243,977)	$(50,078)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,717	3,381
Stock-based compensation	4,314	4,642
Amortization of debt discount and issuance costs	3,854	3,337
Accretion of debt PIK interest	1,895	1,812
Loss on debt extinguishment	177,939	—
Others	(1,101)	494
Changes in operating assets and liabilities:
Accounts receivable	31,622	3,287
Inventory	(35,922)	(13,830)
Prepaid expenses and other current assets	12,996	333
Deferred cost of goods sold	849	(824)
Operating lease right-of-use assets and liabilities	(123)	4
Other assets	(367)	309
Accounts payable and accrued liabilities	29,501	(3,485)
Deferred revenue, current and non-current	17,997	(1,664)
Other non-current liabilities	2,913	134
Net cash provided by (used in) operating activities	7,107	(52,148)
Cash flows from investing activities:
Purchase of investments	(76,121)	(202,479)
Proceeds from maturities of investments	174,000	140,000
Purchase of property and equipment	(8,451)	(9,173)
Net cash provided by (used in) investing activities	89,428	(71,652)
Cash flows from financing activities:
Proceeds from (repayment of) government grants	—	(700)
Proceeds from exercise of stock options	113	1,833
Other financing activities	(2,438)	(8)
Net cash provided by (used in) financing activities	(2,325)	1,125
Net increase (decrease) in cash and cash equivalents, and restricted cash	94,210	(122,675)
Cash and cash equivalents, and restricted cash at the beginning of period	86,260	182,604
Cash and cash equivalents, and restricted cash at the end of period	$180,470	$59,929
Supplemental disclosures of cash flow information:
Cash paid for interest	$2,164	$2,094
Cash paid for income taxes	—	—
Non-cash investing and financing activity:
Assets acquired through accounts payable and accrued liabilities	$2,704	$7,087
See accompanying notes to unaudited condensed consolidated financial statements.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
Organization and Description of Business
Proterra Inc (“Proterra” or the “Company") is a leading developer and producer of zero-emission electric vehicle and EV technology solutions for commercial application. Proterra designs, develops, manufactures, and sells electric transit buses as an original equipment manufacturer for North American public transit agencies, airports, universities, and other commercial transit fleets. It also designs, develops, manufactures, sells, and integrates proprietary battery systems and electrification solutions for global commercial vehicle manufacturers. Additionally, Proterra provides fleet-scale, high-power charging solutions for its customers. Proterra is headquartered in Burlingame, California, and has manufacturing and product development facilities in Burlingame and City of Industry, California, and Greenville and Greer, South Carolina.
Proterra Operating Company, Inc. (“Proterra OpCo” and formerly known as Proterra Inc prior to the consummation of the Business Combination (“Legacy Proterra”)) was originally formed in June 2004 as a Colorado limited liability company and converted to a Delaware corporation in February 2010. On June 14, 2021, Legacy Proterra consummated the transactions contemplated by the Merger Agreement, by and among ArcLight Clean Transition Corp. (“ArcLight”), (and, after the Domestication, Proterra), Phoenix Merger Sub, and Legacy Proterra, whereby Phoenix Merger Sub merged with and into Legacy Proterra, and Legacy Proterra being the surviving corporation and a wholly owned subsidiary of Proterra. Legacy Proterra changed its name to “Proterra Operating Company, Inc.” and continues as a Delaware Corporation. Unless otherwise specified or unless the context otherwise requires, references in these notes to the “Company,” “we,” “us,” or “our” refer to Legacy Proterra prior to the Business Combination and to Proterra following the Business Combination.
The Company has incurred net losses and negative cash flows from operations since inception. As of March 31, 2023, the Company has an accumulated deficit of $1.3 billion, and cash and cash equivalents and short-term investments of $296.2 million. The Company has funded operations primarily through a combination of equity and debt financing.
There was no outstanding balance under the Senior Credit Facility as of March 31, 2023. There was an aggregate of $20.1 million of letters of credit outstanding under the Senior Credit Facility as of March 31, 2023. As of March 31, 2023, the outstanding balance of the Convertible Notes Facility was $172.9 million inclusive of PIK interest of $19.4 million. As of March 31, 2023, the Company had $296.2 million of cash and cash equivalents and short-term investments.
The audit report included in the Annual Report on Form 10-K (the “2022 Financials”) contained a going concern qualification, which is an event of default under both the Senior Credit Facility and the Convertible Notes Facility. On March 14, 2023, the Company obtained a limited advance waiver from the holders of the Convertible Notes with respect to the Going Concern Covenant until March 31, 2023. On March 31, 2023, the Company received a waiver for the Senior Credit Facility to consent to the delivery of the 2022 Financials with a going concern qualification and waived the cross default of the corresponding covenant under the Convertible Notes Facility in connection with the 2022 Financials. As a result, the Company was in compliance with the covenants contained in the Senior Credit Facility and Convertible Notes Facility as of March 31, 2023.
On March 31, 2023, the Company also entered into an amendment to the Convertible Notes Facility, which provides a waiver of the Minimum Liquidity Covenant (as defined below) through May 31, 2024, requiring a minimum Liquidity (as defined in the Note Purchase Agreement) of $125.0 million as of the last day of each quarter from March 31, 2023 through and including May 31, 2024, and a waiver of the requirement that the financial statements delivered by the Company be certified by the Company’s auditor without qualification (or similar notation) as to going concern for the Company’s consolidated financial statements for fiscal years 2022 and 2023. After May 31, 2024, the Convertible Notes Facility requires the Company to maintain Liquidity at each quarter end (“Minimum Liquidity Covenant”) of not less than the greater of (i) $75.0 million and (ii) four times of Cash Burn (as defined in the Note Purchase Agreement) for the three-month period then ended. See Note 4, Debt, for details of the Convertible Notes Facility.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
The amendment to the Convertible Notes Facility is considered an extinguishment of the existing debt, and the issuance of new debt upon the effectiveness of the amendment to the Convertible Notes Facility on March 31, 2023. The extinguishment and issuance of new debt in connection with the Convertible Notes Facility resulted in a $177.9 million loss on debt extinguishment recorded in the Company’s condensed consolidated statements of operations. The embedded features in the Convertible Notes were bifurcated and accounted for as a derivative liability separately from the host debt instrument. As of March 31, 2023, the fair value of derivative liability of $135.7 million was recorded as debt discount on the Company’s condensed consolidated balance sheets, which will be amortized during the term of the Convertible Notes to interest expense using the effective-interest method.
Under ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about the Company’s ability to meet our future obligations as they become due within one year of the financial statements being issued in this Quarterly Report on Form 10-Q.
The Company’s potential inability to maintain the Liquidity requirement under the Convertible Notes Facility and any resulting potential events of default under the Convertible Notes Facility and the Senior Credit Facility when coupled with the following conditions: the Company’s available cash resources, recurring losses and cash outflows from operations, an expectation of continuing operating losses and cash outflows from operations for the foreseeable future, and the need to raise additional capital to finance future operations, causes substantial doubt about the Company’s ability to continue as a going concern to exist.
The Company is currently executing on various strategies designed to improve liquidity and cash generated from operations. The Company is undertaking expense reduction and cash savings initiatives that include streamlining facilities, initiating working capital initiatives, and reducing overall selling, general and administrative expenses that include a workforce reduction announced in January 2023, and the planned closure of the City of Industry facility by December 31, 2023 to improve operational efficiency. The Company is exploring potential options for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked, and/or debt securities, debt financings or other capital sources and/or strategic transactions. However, we have not yet secured additional financing and may not be successful in securing additional financing or executing a transaction on a timely basis, on acceptable terms or at all.
These financial statements have been prepared by management in accordance with GAAP and this basis assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. These financial statements do not include any adjustments that may result from the outcome of this uncertainty.
Basis of Presentation
The unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2022 and the related notes incorporated by reference in the Company’s Annual Report (the “Annual Report”) on Form 10-K, filed with SEC on March 17, 2023 and amended on May 1, 2023, which provides a more complete discussion of the Company’s accounting policies and certain other information. The information as of December 31, 2022 and 2021 was derived from the Company’s audited financial statements. The condensed consolidated financial statements were prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair presentation of the Company’s financial position as of March 31, 2023 and the results of operations and cash flows for the three months ended March 31, 2023 and 2022. The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Use of Estimates
In preparing the condensed consolidated financial statements and related disclosures in conformity with U.S. GAAP and pursuant to the rules and regulations of the SEC, the Company must make estimates and judgments that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results may differ materially from these estimates.
Significant Accounting Policies
There have been no changes to the Company’s significant accounting policies described in the Annual Report, except for the accounting policies related to the Convertible Notes and derivative liabilities described in Note 4, Debt, that have had a material impact on the Company’s condensed consolidated financial statements and related notes.
Segments
The Company operates in the United States and has sales to the European Union, Canada, United Kingdom, Australia, Japan and Türkiye. Revenue disaggregated by geography, based on the addresses of the Company’s customers, consists of the following (in thousands):

	Three Months Ended March 31,
	2023	2022
United States	$65,424	$51,967
Rest of World	14,105	6,614
	$79,529	$58,581
The Company’s chief operating decision maker is its Chief Executive Officer (CEO) who reviews financial information presented on a consolidated basis for purposes of making decision on allocating resources and assessing financial performance. Accordingly, the Company has determined that it has a single reportable segment.
Accounts Receivable and Allowance for Credit Losses
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines the allowance for credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns and expectations of changes in macroeconomic conditions that may affect the collectability of outstanding receivables. The allowance for credit losses was not material as of March 31, 2023 and December 31, 2022.
Credit Risk and Concentration
The Company’s financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, short-term investments, and accounts receivable. Cash and cash equivalents and short-term investments are maintained primarily at one financial institution as of March 31, 2023, and deposits exceed federally insured limits. Risks associated with cash and cash equivalents, and short-term investments are mitigated by banking with creditworthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents or its short-term investments.
Cash equivalents and short-term investments consist of short-term money market funds, corporate debt securities, and debt securities issued by the U.S. Treasury, which are deposited with reputable financial institutions. The Company’s cash management and investment policy limits investment instruments to securities with short-term credit ratings at the timing of purchase of P-2 and A-2 or better from Moody’s Investors Service and Standard & Poor’s Financial Services, LLC, respectively, with the objective to preserve capital and to maintain liquidity until the funds can be used in business operations.
Accounts receivable are typically unsecured and are generally derived from revenue earned from transit agencies, universities and airports in North America and global commercial vehicle manufacturers in North

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
America, the European Union, the United Kingdom, Australia, Japan and Türkiye. The Company periodically evaluates the collectability of its accounts receivable and provides an allowance for potential credit losses as necessary.
Given the large order value for customers and the relatively low number of customers, revenue and accounts receivable have typically been concentrated with a limited number of customers.

	Revenue		Accounts Receivable
	Three Months Ended March 31,		March 31,	December 31,
	2023	2022	2023	2022
Number of customers accounted for 10% or more	3	2	4	2
Total % for customers accounted for 10% or more	34%	40%	49%	48%
Single source suppliers provide the Company with a number of components that are required for manufacturing of its current products. For example, we sole source our composite bus bodies from TPI Composites Inc. In other instances, although there may be multiple suppliers available, many of the components are purchased from one single source. If these single source suppliers fail to meet the Company’s requirements on a timely basis at competitive prices or are unable to provide components for any reason, the Company could suffer manufacturing delays, a possible loss of revenue, or incur higher cost of sales, any of which could adversely impact the Company’s operating results.
Impairment of Long-Lived Assets
The Company evaluates the recoverability of property, plant, and equipment and right-of-use assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.
In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of property, plant, and equipment. If the estimated useful life assumption for any asset is reduced, the remaining net book value is depreciated over the revised estimated useful life.
The Company reviews long-lived assets for impairment at the lowest level for which separate cash flows can be identified. No impairment charge was recognized in the three months ended March 31, 2023 and 2022, respectively.
Deferred Revenue
Deferred revenue consists of billings or payments received in advance of revenue recognition that are recognized as revenue once the revenue recognition criteria are met. In some instances, progress billings are issued upon meeting certain milestones stated in the contracts. Accordingly, the deferred revenue balance does not represent the total contract value of non-cancelable arrangements. Invoices are typically due within 30 to 40 days.
The changes in deferred revenue consisted of the following (in thousands):

Deferred revenue as of December 31, 2022	$67,398
Revenue recognized from beginning balance during the three months ended March 31, 2023	(6,815)
Deferred revenue added during the three months ended March 31, 2023	24,812
Deferred revenue as of March 31, 2023	$85,395
The current portion of deferred revenue represents the amount that is expected to be recognized as revenue within one year from the balance sheet date.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Revenue Recognition
The Company derives revenue primarily from the sale of vehicles and charging systems, the installation of charging systems, the sale of battery systems and powertrain components to other vehicle manufacturers, as well as the sale of spare parts and other services provided to customers. Product revenue consists of revenue earned from vehicles and charging systems, battery systems and powertrain components, installation of charging systems, and revenue from leased vehicles, charging systems, and batteries under operating leases. Leasing revenue recognized over time was approximately $0.3 million and $0.3 million in the three months ended March 31, 2023 and 2022, respectively. Parts and other service revenue includes revenue earned from spare parts, the design and development of battery systems and powertrain systems for other vehicle manufacturers, and extended warranties.
The Company recognizes revenue when or as it satisfies a performance obligation by transferring control of a product or service to a customer. Revenue from product sales is recognized when control of the underlying performance obligations is transferred to the customer. Revenue from sales of vehicles is typically recognized upon delivery when the Company can objectively demonstrate that the criteria specified in the contractual acceptance provisions are achieved prior to delivery. In cases, where the Company cannot objectively demonstrate that the criteria specified in the contractual acceptance provisions have been achieved prior delivery, revenue is recognized upon acceptance by the customer. Revenue from sales of charging systems is recognized at a point in time, generally upon delivery or commissioning when control of the underlying performance obligations are transferred to the customer. Under certain contract arrangements, the control of the performance obligations related to the charging systems is transferred over time, and the associated revenue is recognized over the installation period using an input measure based on costs incurred to date relative to total estimated costs to completion. Spare parts revenue is recognized upon shipment. Extended warranty revenue is recognized over the life of the extended warranty using the time elapsed method. Development service contracts typically include the delivery of prototype products to customers. The performance obligation associated with the development of prototype products as well as battery systems and powertrain components to other vehicle manufacturers, is satisfied at a point in time, typically upon shipping.
Revenue derived from performance obligations satisfied over time from charging systems and installation was $1.2 million and $2.1 million for the three months ended March 31, 2023 and 2022, respectively. Extended warranty revenue was $0.6 million and $0.4 million for the three months ended March 31, 2023 and 2022, respectively.
As of March 31, 2023 and December 31, 2022, the contract assets balance was $13.0 million and $26.1 million, respectively, and are recorded in the prepaid expenses and other current assets on the consolidated balance sheets. The contract assets are expected to be billed within the next twelve months.
As of March 31, 2023, the amount of remaining performance obligations that have not been recognized as revenue was $472.9 million, of which 68% were expected to be recognized as revenue over the next 12 months and the remainder thereafter. This amount excludes the value of remaining performance obligations for contracts with an original expected length of one year or less.
Our business has the following commercial offerings each addressing a critical component of commercial vehicle electrification.
•Proterra Transit designs, develops, manufactures, and sells electric transit buses as an original equipment manufacturer (“OEM”) for North American public transit agencies, airports, universities, and other commercial transit fleets.
•Proterra Powered & Energy includes Proterra Powered, which designs, develops, manufactures, sells, and integrates proprietary battery systems and electrification solutions into vehicles for global commercial vehicle OEMs, and Proterra Energy, which offers turnkey fleet-scale, high-power charging solutions and software services, ranging from fleet and energy management software-as-a-service, to fleet planning, hardware, infrastructure, installation, utility engagement, and charging optimization.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Revenue of these commercial offerings are as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
Proterra Transit	$44,862	$35,381
Proterra Powered & Energy	34,667	23,200
Total	$79,529	$58,581
Product Warranties
Warranty expense is recorded as a component of cost of goods sold. Accrued warranty activity consisted of the following (in thousands):

Three Months Ended March 31, 2023
Warranty reserve - beginning of period	$25,513
Warranty costs incurred	(868)
Net changes in liability for pre-existing warranties, including expirations	—
Provision for warranty	3,604
Warranty reserve - end of period	$28,249
There have been no recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during the three months ended March 31, 2023 that are of significance or potential significance to the Company.
2. Fair Value of Financial Instruments
The Company measures certain financial assets and liabilities at fair value. Fair value is determined based on the exit price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy:
Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2. Fair Value of Financial Instruments (cont.)
Financial assets and liabilities measured at fair value on a recurring basis using the above input categories were as follows (in thousands):

	Pricing Category	Fair Value at
		March 31, 2023	December 31, 2022
Assets:
Cash equivalents and marketable securities:
Money market funds	Level 1	$57,325	$14,941
U.S. Treasury securities	Level 1	74,689	—
Short-term investments:
U.S. Treasury securities	Level 1	128,341	224,359
Total		$260,355	$239,300

Liabilities:
Other non-current liabilities
Derivative liability	Level 3	$135,678	$—
Total		$135,678	$—
The Company’s short-term investments were comprised of U.S. Treasury securities, and classified as available-for-sale at the time of purchase because it is intended that these investments are available for current operations. Investments are reported at fair value and are subject to periodic impairment review. Unrealized gains and losses related to changes in the fair value of these securities are recognized in accumulated other comprehensive loss. The ultimate value realized on these securities is subject to market price volatility until they are sold. Realized gains or losses from short-term investments are recorded in other expense (income), net.
As of March 31, 2023, the Company has $26.6 million of long-term investments recorded in other assets in the condensed consolidated balance sheets, comprised of minority ownership of equity investments in privately held entities. The long-term investment balances include $25.0 million strategic equity investment made in the third quarter of 2022 in an entity that the Company expects to produce lithium iron phosphate (LFP) battery cells in the United States in the coming years which is expected to provide the Company with development opportunities for battery packs with another cell chemistry to address additional segments of the commercial vehicle market. These investments do not have a readily determinable fair value and are accounted for under a measurement alternative at cost, less impairment, adjusted for observable price changes. No impairment charges or observable price changes were recognized in the three months ended March 31, 2023 and 2022. There are no unrealized gains or losses associated with these investments as of March 31, 2023.
The following is a summary of cash equivalents and marketable securities as of March 31, 2023 (in thousands):

	Amortized Cost	Unrealized Gain	Estimated Fair Value
Cash equivalents:
Money market funds	$57,325	$—	$57,325
U.S. Treasury securities	74,689	—	74,689
Short-term investments:
U.S. Treasury securities	128,278	63	128,341
Total	$260,292	$63	$260,355
As of March 31, 2023, the contractual maturities of the short-term investments were less than one year.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2. Fair Value of Financial Instruments (cont.)
The following is a summary of cash equivalents and marketable securities as of December 31, 2022 (in thousands):

	Amortized Cost	Unrealized Loss	Estimated Fair Value
Cash equivalents:
Money market funds	$14,941	$—	$14,941
Short-term investments:
U.S. Treasury securities	224,904	(545)	224,359
Total	$239,845	$(545)	$239,300
As of December 31, 2022, the contractual maturities of the short-term investments were less than one year.
The fair value of derivative liability under the Convertible Notes was measured as the difference between the estimated value of the Convertible Notes with and without the embedded conversion features. See Note 4, Debt, for additional information on the Convertible Notes Facility. The valuation of the Convertible Notes with the embedded conversion features was measured utilizing a Monte Carlo simulation pricing model and the valuation of the Convertible Notes without the embedded conversion features was measured utilizing a discounted cash flow model based on certain significant inputs not observable in the market, and thus represents a level 3 measure. The key inputs to the valuation models include equity volatility, likelihood and expected term until a liquidity event, risk-free interest rate and estimated yield for the Convertible Notes.
3. Balance Sheet Components
Cash and cash equivalents consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Cash	$35,891	$58,754
Cash equivalents	132,014	14,941
Total cash and cash equivalents	$167,905	$73,695
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets to the total of such amounts shown on the statements of cash flows. The restricted cash is primarily collateral for performance bonds issued to certain customers. The collateral is provided in the form of a cash deposit to either support the bond directly or to collateralize a letter of credit that supports the performance bonds.

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$167,905	$73,695
Restricted cash, current portion	12,565	12,565
Total cash and cash equivalents, and restricted cash	$180,470	$86,260
Inventories consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Raw materials	$163,327	$127,199
Work in progress	22,419	21,153
Finished goods	11,123	13,518
Service parts	8,620	7,697
Total inventories	$205,489	$169,567

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
3. Balance Sheet Components (cont.)
The write-down of excess or obsolete inventories to cost of goods sold were immaterial for the three months ended March 31, 2023 and 2022, respectively.
Property, plant, and equipment, net, consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Computer hardware	$6,020	$5,465
Computer software	12,813	11,012
Internally used vehicles and charging systems	15,177	15,177
Leased vehicles and batteries	5,142	5,142
Leasehold improvements	30,883	10,716
Machinery and equipment	54,195	28,942
Office furniture and equipment	3,282	2,523
Tooling	23,971	22,430
Finance lease right-of-use assets	878	179
Construction in progress	29,209	72,505
	181,570	174,091
Less: Accumulated depreciation and amortization	(71,145)	(66,539)
Total	$110,425	$107,552
Construction in progress was comprised of various assets that are not available for their intended use as of the balance sheet date, and mainly related to the equipment and facility build out at the battery manufacturing facility (Powered 1) in Greer, South Carolina.
For the three months ended March 31, 2023 and 2022, depreciation and amortization expense were $4.7 million and $3.4 million, respectively.
Accrued liabilities consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Accrued payroll and related expenses	$6,493	$8,647
Accrued sales and use tax	1,284	1,784
Warranty reserve	8,229	8,406
Accrued supplier liability	4,059	7,699
Insurance related	1,764	4,445
Other accrued expenses	3,433	2,570
Total	$25,262	$33,551
Other long-term liabilities consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Warranty reserve	$20,020	$17,107
Finance lease liabilities, non-current	512	57
Total	$20,532	$17,164

4. Debt
Debt, net of debt discount and issuance costs, consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Senior Credit Facility	$—	$—
Convertible Notes Facility	177,735	122,692
Total debt	$177,735	$122,692
Less debt, current	177,735	122,692
Debt, non-current	$—	$—
Senior Credit Facility
In May 2019, the Company entered into a Loan, Guaranty and Security Agreement for a senior secured asset-based lending facility (the “Senior Credit Facility”) with borrowing capacity up to $75.0 million. The commitment under the Senior Credit Facility is available to the Company on a revolving basis through the earlier of May 9, 2024 or 91 days prior to the stated maturity of any subordinated debt in aggregate amount of $7.5 million or more. The maximum availability under the Senior Credit Facility is based on certain specified percentage of eligible accounts receivable and inventory, subject to certain reserves, to be determined in accordance with the Senior Credit Facility. The Senior Credit Facility includes a $25.0 million letter of credit sub-line as of March 31, 2023. Subject to certain conditions, the commitment may be increased by $50.0 million upon approval by the lender, and at the Company’s option, the commitment can be reduced to $25.0 million or terminated upon at least 15 days’ written notice.
The Senior Credit Facility is secured by a security interest in substantially all of the Company’s assets except for intellectual property and certain other excluded assets.
Borrowings under the Senior Credit Facility bore interest at per annum rates equal to, at the Company’s option, either (i) the base rate plus an applicable margin for base rate loan, or (ii) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loan. The base rate is calculated as the greater of (a) the Lender prime rate, (b) the federal funds rate plus 0.5%, and (c) one-month LIBOR plus 1.0%. The applicable margin is calculated based on a pricing grid linked to quarterly average excess availability (as a percentage of borrowing capacity). For base rate loans, the applicable margin ranges from 0.0% to 1.5%, and for LIBOR loans, it ranges from 1.5% to 3.0%. The Senior Credit Facility contains certain customary non-financial covenants. In addition, the Senior Credit Facility requires the Company to maintain a fixed charge coverage ratio of at least 1.00:1.00 during such times as a covenant trigger event shall exist.
On April 3, 2023, the Company entered into the Third Amendment to the Senior Credit Facility to replace the references of LIBOR in the loan document with Term SOFR, a rate based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York as disclosed in Note 11, Subsequent Events.
There was no outstanding balance for borrowings under the Senior Credit Facility as of March 31, 2023 and December 31, 2022. There was an aggregate of $20.1 million in letters of credit outstanding under the Senior Credit Facility as of March 31, 2023.
Small Business Administration Loan
In May 2020, the Company received Small Business Administration (the “SBA”) loan proceeds of $10.0 million from Town Center Bank pursuant to the Paycheck Protection Program (the “PPP loan”) under the “Coronavirus Aid, Relief and Economic Security (CARES) Act”. The PPP loan was in the form of a note with an original maturity in May 2022, and was extended to May 2025 based on the SBA’s interim final rule. The interest rate was 1.0% per annum.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
4. Debt (cont.)
In May 2022, the SBA approved the Company’s PPP loan forgiveness application, and the PPP loan of $10.0 million was forgiven in full and the previously paid interest of approximately $0.2 million was refunded. A total of $10.2 million was recorded as gain on debt extinguishment in the Company’s consolidated statements of operations.
Convertible Notes Facility
In August 2020, Legacy Proterra issued $200.0 million aggregate principal of Convertible Notes with an initial maturity date on August 4, 2025. The Convertible Notes had a cash interest of 5.0% per annum payable at each quarter end and a paid-in-kind (“PIK”) interest of 4.5% per annum payable by increasing the principal balance at each quarter end.
Each of the Convertible Notes shall rank equally without preference or priority of any kind over one another, but senior in all rights, privileges and preferences to all other shares of the Company’s capital stock and all other securities of the Company that are convertible into or exercisable for the Company’s capital stock directly or indirectly. The Convertible Notes are secured by substantially all of the assets of Legacy Proterra, including its intellectual property.
Prior to the maturity date or prior to the payment or conversion of the entire balance of the Convertible Notes, in the event of a liquidation or sale of the Company, the Company shall pay to the holders of Convertible Notes the greater of (i) 150% of the principal balance of the Convertible Notes or (ii) the consideration that the holders would have received had the holders elected to convert the Convertible Notes into common stock immediately prior to such liquidation event. The Company may not make prepayment unless approved by the required holders of the Convertible Notes.
The Convertible Notes do not entitle the holders to any voting rights or other rights as a stockholder of the Company, unless and until the Convertible Notes are actually converted into shares of the Company’s capital stock in accordance with their terms.
The Note Purchase Agreement contains certain customary non-financial covenants. In addition, the Note Purchase Agreement requires the Company to maintain liquidity at quarter end (“Minimum Liquidity Covenant”) of not less than the greater of (i) $75.0 million and (ii) four times of Cash Burn for the three-month period then ended. See below for details regarding modifications to the Minimum Liquidity Covenant.
In connection with the issuance of the Convertible Notes, the Company issued warrants to the holders of Convertible Notes to purchase 4.6 million shares of Company capital stock at an exercise price of $0.02 per share. The warrants were freestanding financial instruments and, prior to the Closing, were classified as a liability due to the possibility that they could become exercisable into Legacy Proterra convertible preferred stock. Upon the consummation of the Merger, the stock issuable upon exercise of the warrants is Proterra common stock, with no possibility to convert to Legacy Proterra convertible preferred stock. As a result, the carrying amount of the warrant liability was reclassified to stockholders’ equity. The warrant liability of $29.0 million was initially measured at fair value on its issuance date and recorded as a debt discount and amortized during the term of the Convertible Notes to interest expense using the effective-interest method. The warrant liability was remeasured on a recurring basis at each reporting period date, with the change in fair value reported in the statement of operations. Upon any exercise of the warrants to common stock, the carrying amount of the warrant liability was reclassified to stockholders’ equity. In the fourth quarter of 2021, all remaining outstanding warrants were exercised.
Prior to the Closing, the embedded features of the Convertible Notes were composed of conversion options that had the economic characteristics of a contingent early redemption feature settled in a variable number of shares of Company stock. These conversion options were bifurcated and accounted for separately from the host debt instrument. The derivative liability of $68.5 million was initially measured at fair value on the issuance date of the Convertible Notes and recorded as debt discount and was amortized during the term of the Convertible Notes to interest expense using the effective-interest method. The derivative liability was remeasured on a recurring basis at each reporting period date, with the change in fair value reported in the statement of operations. Upon the consummation of the Merger, the embedded conversion features associated with the Convertible Notes no longer qualified for derivative accounting since the conversion price became fixed. The carrying amount of the embedded

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
4. Debt (cont.)
derivative, the fair value as of the Closing Date, was reclassified to stockholders’ equity in accordance with Topic 815, Derivatives and Hedging.
Issuance costs of $5.1 million were also recorded as debt discount and are amortized during the term of the Convertible Notes to interest expense using the effective interest method.
On June 14, 2021, certain Convertible Note holders with an original aggregate principal amount of $46.5 million elected to convert their Convertible Notes at the Closing. An aggregate of $48.8 million principal and interest was reclassified to additional paid-in capital, and $21.0 million of remaining related debt issuance costs were expensed to interest expense.
The outstanding Convertible Notes including accrued interest will be automatically converted to common stock at $6.5712 per share pursuant to the mandatory conversion provisions, if and when the volume-weighted average price (“VWAP”) of the common stock exceeds $9.86 over 20 consecutive days subsequent to January 13, 2022.
The amortization expense of debt discount and issuance costs were $3.8 million and $3.3 million for the three months ended March 31, 2023 and 2022, respectively.
The Company was not in compliance with the Minimum Liquidity Covenant of the Convertible Notes Facility as of December 31, 2022. The Company received a waiver of the Liquidity (as defined therein) requirement in February 2023 which provided for retroactive effect, so that no such event of default occurred in the year ended December 31, 2022.
The audit report included in the Annual Report on Form 10-K (the “2022 Financials”) contained a going concern qualification. The Company’s inability to deliver audited financial statements certified by the Company’s independent registered public accounting firm without qualification (or similar notation) as to going concern is an event of default under both the Senior Credit Facility and the Convertible Notes Facility. On March 14, 2023, the Company obtained a limited advance waiver from the holders of the Convertible Notes with respect to the Going Concern Covenant until March 31, 2023. On March 31, 2023, the Company received a waiver for the Senior Credit Facility to consent to the delivery of the 2022 Financials with a going concern qualification and waived the cross default of the corresponding covenant under the Convertible Notes Facility in connection with the 2022 Financials.
As a result, the Company was in compliance with the covenants contained in the Senior Credit Facility and Convertible Facility as of March 31, 2023.
Amendment to the Convertible Notes Facility
On March 31, 2023, the Company entered into an amendment to the Convertible Notes Facility, which includes amendments to the interest rate, maturity date, mandatory and optional conversion rights, limitations on the issuance of shares of the Company’s common stock upon conversion and the Company’s obligation to seek stockholder approvals as described below, minimum liquidity requirements and certain other covenants described in further detail below.
Following such amendment on March 31, 2023, the Convertible Notes Facility provides for (i) a waiver of the Minimum Liquidity Covenant through May 31, 2024, requiring instead a minimum Liquidity of $125.0 million as of the last day of each quarter from March 31, 2023 through and including May 31, 2024, and (ii) a waiver of the requirement that the Company’s financial statements be certified by the Company’s auditor without qualification (or similar notation) as to going concern for the Company’s consolidated financial statements for fiscal years 2022 and 2023. After May 31, 2024, the Convertible Notes Facility requires the Company to maintain Liquidity at each quarter end of not less than the greater of (i) $75.0 million and (ii) four times of Cash Burn for the three-month period then ended. In addition, the Convertible Notes Facility contains an additional holding company covenant limiting the Company’s ability to engage in business, operations and activities other than as set forth in the Convertible Notes Facility.
The Convertible Notes Facility extends the maturity date of the Convertible Notes to August 4, 2028, except with respect to $3.5 million original principal amount. The annual interest rate was increased to 12.0% per annum,

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
4. Debt (cont.)
consisting of 5.0% in cash and 7.0% PIK interest with the PIK default rate proportionally increased to 9.0%. The increased PIK interest on the Convertible Notes is to be accrued from March 17, 2023.
Following the amendment on March 31, 2023, the Convertible Notes Facility amended the mandatory conversion provision in the existing Convertible Notes to provide for mandatory conversion only on or after March 31, 2024, if the daily VWAP of the Company’s common stock equals or exceeds (a) $15.00 after March 31, 2024 to but not including March 31, 2025, or (b) $12.00 after March 31, 2025, in each case, over a period of 20 consecutive trading days and providing that if the mandatory conversion trigger is met, to convert at a conversion price equal to (i) $4.00 until 1/3 of the aggregate balance of such Convertible Note (including all PIK interest and cash interest accrued but not paid) is converted, (ii) thereafter, $5.00 until 1/3 of the aggregate balance of the such Convertible Note is converted, and (iii) thereafter, $6.00. The conversion prices will be equitably adjusted to reflect any stock dividends, stock splits, reverse stock splits, recapitalizations or other similar events.
In addition, following the amendment on March 31, 2023, under the terms of the Convertible Notes Facility, holders of the Convertible Notes shall have an additional option, at any time on or after March 31, 2024 until maturity of the Convertible Notes, to convert at a conversion price equal to (i) $4.00 until 1/3 of the aggregate balance of the such Convertible Note is converted, (ii) thereafter, $5.00 until 1/3 of the aggregate balance of the such Convertible Note is converted, and (iii) thereafter, $6.00, which conversion right shall be exercisable in whole or in part from time to time; provided, however, that if the Company consummates a Qualified Financing (as defined below), the holder, at its option, at any time or from time to time on or after March 31, 2024, may convert its Convertible Notes at a conversion price equal to 75% of the lowest per share cash purchase price of the common stock or preferred stock sold by Proterra in any Qualified Financing, subject to a $1.016 floor conversion price. “Qualified Financing” means, as of any date of determination, a bona fide equity financing, if any, on or after March 31, 2023, in which the Company or Proterra OpCo sells equity or equity-linked securities in a capital-raising transaction (which may include a public offering of the Company’s equity securities).
Subject to certain exceptions, the Convertible Notes also restrict the Company’s ability to, among other things: dispose of or sell the Company’s assets; make material changes in the Company’s business or management, or accounting and reporting practices; acquire, consolidate, or merge with other entities; incur additional indebtedness; create liens on the Company’s assets; pay dividends; make investments; enter transactions with affiliates; and pre-pay other indebtedness.
The Convertible Notes also contain customary events of default, including, among others, the failure to make any payment of principal (or any other payment) when due under the Convertible Notes within five business days of the applicable due date, the breach of the Minimum Liquidity Covenant or any of the negative covenants, and the commencement of an insolvency proceeding. A default under the Company’s Convertible Notes would result in a cross-default under the Senior Credit Facility.
The Convertible Notes Facility provides that no “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) will be entitled to receive any of the Company’s common stock otherwise deliverable upon conversion of the Convertible Notes to the extent that such receipt would cause such person or group to become, directly or indirectly, a “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of more than 40% of the Company’s common stock outstanding at such time (the “Beneficial Ownership Limitation”), and no conversion of the Convertible Notes shall take place to the extent (but only to the extent) that such receipt (or conversion) would cause any Note holder or its affiliates to beneficially own shares of the Company’s common stock in excess of the Beneficial Ownership Limitation.
The Convertible Notes Facility also provides for certain limitations on the conversion rights of the holders of the Convertible Notes, including caps on the number of shares of common stock deliverable upon conversion subject to obtaining stockholder approval, as described below. The Company has agreed to use its best efforts to obtain stockholder approval of (i) the issuance of more than 19.99% of the Company’s outstanding common stock in accordance with Nasdaq listing standards (the “Nasdaq Proposal”) and (ii) an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of common stock.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
4. Debt (cont.)
Prior to the receipt of stockholder approval of the Nasdaq Proposal, the maximum number of shares of common stock that may be issued upon conversions of the Convertible Notes will be 45,257,360 shares. If stockholder approval of the Nasdaq Proposal is obtained, until and unless the Company receives stockholder approval of an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of the Company’s common stock, the maximum number of shares of common stock that may be issued upon conversions of the Convertible Notes will be 177,782,000 shares. If the Company receives both stockholder approvals, the number of shares of the Company’s common stock that may be issued upon conversion of the Convertible Notes will be limited by the number of authorized and available shares, subject to the Beneficial Ownership Limitation described above.
The Company is obligated to use best efforts to seek the above stockholder approvals as promptly as practicable and no later than the Company’s 2023 annual meeting of stockholders; provided that if such stockholder approvals are not received at the Company’s 2023 annual meeting of stockholders, the Company is obligated to call a special meeting of stockholders every 6 months until such stockholder approvals are received.
For any additional shares exceeding the 45,257,360 or 177,782,000 share limits set forth above, the Convertible Notes holders have the right to elect either (x) to rescind the conversion with respect to (and only with respect to) the portion of the balance of the Convertible Notes that relates to the number of shares of the Company’s common stock exceeding the applicable limitations (the “Excess Shares”), or (y) for the Company to pay to such Convertible Note holder an amount equal to the product of (A) the number of Excess Shares, multiplied by (B) the simple average of the daily VWAP of the common stock for the 20 consecutive trading days ending on and including the trading day immediately preceding the applicable conversion date.
Immediately prior to the amendment to the Convertible Notes Facility, the Convertible Notes, net of debt discount and issuance costs, consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Principal	$153,500	$153,500
PIK interest	19,196	17,301
Total principal	172,696	170,801
Less debt discount and issuance costs	(44,275)	(48,109)
Total Convertible Notes	$128,421	$122,692
In accordance with ASC Topic No. 470-50, Debt – Modifications and Extinguishments, the amendment to the Convertible Notes Facility on March 31, 2023 was determined to be an extinguishment of the existing debt and an issuance of new debt upon the effectiveness of the amendment to the Convertible Notes Facility on March 31, 2023. The new debt is initially recorded at its fair value of $313.4 million, and a loss on debt extinguishment is calculated as the difference between the fair value of the new debt, the net carrying amount of the old debt, and other adjustments required under US GAAP. The Company recorded a loss on debt extinguishment of $177.9 million in the condensed consolidated statements of operations and the $7.2 million fair value of the mandatory conversion feature under the Convertible Notes immediately prior to the amendment to the Convertible Notes Facility were recorded to offset stockholders’ equity in accordance with Topic 815, Derivatives and Hedging. The embedded features in the Convertible Notes are composed of conversion options that had the economic characteristics of a contingent early redemption feature settled in a variable number of shares of the Company’s common stock. These conversion options were bifurcated and accounted for as a derivative liability separately from the host debt instrument. As of March 31, 2023, the fair value of derivative liability of $135.7 million was recorded as debt discount on the condensed consolidated balance sheets, which will be amortized during the term of the Convertible Notes to interest expense using the effective-interest method. The derivative liability will be remeasured on a recurring basis at each reporting period date, with the change in fair value reported in the statement of operations.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
4. Debt (cont.)
Upon effectiveness of the amendment to the Convertible Notes Facility as of March 31, 2023, the Convertible Notes, inclusive of debt premium, consisted of the following (in thousands):

March 31, 2023
Principal	$153,500
PIK interest	19,371
Total principal	172,871
Plus debt premium	4,864
Total Convertible Notes	$177,735
As of March 31, 2023, the contractual future principal repayments of the total debt were as follows (in thousands):

2023	$—
2025 (1)	3,941
2028 (1)	168,930
Total debt	$172,871
__________________
(1)Including PIK interest added to principal balance through March 31, 2023.
Based on the current price of the Company’s common stock, the holders of Convertible Notes could potentially have the right to elect cash payment for any Excess Shares upon conversion as early as March 31, 2024 if the Company were to complete a Qualified Financing transaction. As a result, even though the Convertible Notes have a maturity date beyond 12 months from March 31, 2023, the related liabilities were classified as current liability on the Company’s condensed consolidated balance sheets as of March 31, 2023.
5. Leases
As a Lessor
The net investment in leases were as follows (in thousands):

	March 31, 2023	December 31, 2022
Net investment in leases, current	$872	$985
Net investment in leases, non-current	9,173	9,304
Total net investment in leases	$10,045	$10,289
Interest income from accretion of net investment in lease was not material in the three months ended March 31, 2023 or 2022.
Future minimum payments receivable from operating and sales-type leases as of March 31, 2023 for each of the next five years were as follows:

	Operating leases	Sales-type leases
Remainder of 2023	$279	$580
2024	—	1,010
2025	—	1,528
2026	—	1,528
2027	—	1,528
Thereafter	—	4,013
Total minimum lease payments	$279	$10,187

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
5. Leases (cont.)
As a Lessee
The Company leases its office and manufacturing related facilities in Burlingame and City of Industry, California, Greenville and Greer, South Carolina, and Rochester Hills, Michigan under operating lease agreements with various expiration dates from 2023 through 2033.
The Company had no material finance leases as of March 31, 2023.
Maturities of operating lease liabilities as of March 31, 2023 were as follows (in thousands):

Remainder of 2023	$6,122
2024	4,224
2025	3,487
2026	2,615
2027	2,238
Thereafter	9,858
Total undiscounted lease payment	28,544
Less: imputed interest	(5,305)
Total operating lease liabilities	$23,239
Operating lease expense was $2.1 million and $1.5 million for the three months ended March 31, 2023 and 2022, respectively.
Short-term and variable lease expenses for the three months ended March 31, 2023 and 2022 were not material.
Supplemental cash flow information related to leases were as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$(2,082)	$(1,377)
Lease liabilities arising from obtaining right-of-use assets:
Operating lease	$—	$25
Finance lease	699	—
Operating lease right-of-use assets and liabilities consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Operating leases
Operating lease right-of-use assets	$18,661	$20,274
Operating lease liabilities, current	5,998	6,876
Operating lease liabilities, non-current	17,241	18,098
Total operating lease liabilities	$23,239	$24,974
The weighted average remaining lease term and discount rate of operating leases were 6.4 years and 6.1%, respectively, as of March 31, 2023. The weighted average remaining lease term and discount rate of operating leases were 6.4 years and 6.2%, respectively, as of December 31, 2022.
As of March 31, 2023, the Company had no significant additional operating leases and finance leases that have not yet commenced.

6. Commitments and Contingencies
Purchase Commitments
As of March 31, 2023, the Company had outstanding inventory and other purchase commitments of $2.1 billion. Most of the commitments relate to the expected purchase of cylindrical cells to be manufactured at a yet to be built LG Energy Solution battery cell plant in the United States, pursuant to a long-term supply agreement through 2028. The terms of the agreement require the Company to make certain prepayments that vary in size and that are made as milestones are met on the construction of the US facility. As of March 31, 2023, the Company has made a $10.0 million prepayment, which was recorded as the long-term inventory prepayment on the consolidated balance sheets. The Company expects the next prepayment to be made within the next six to twelve months. The prepayments will be recouped by the Company by offsetting a predetermined amount per unit on cells purchased from LG Energy Solution.
Letters of Credit
As of March 31, 2023, the Company had letters of credit outstanding totaling $20.2 million, which will expire over various dates in 2023 and 2024.
Legal Proceedings
The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. From time to time in the normal course of business, various claims and litigation have been asserted or commenced. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability or damages. Any claims or litigation could have an adverse effect on the Company’s business, financial position, operating results, or cash flows in or following the period that claims or litigation are resolved.
As of March 31, 2023 and December 31, 2022, the Company was not a party to any legal proceedings that would have a material adverse effect on its business.
7. Stockholders’ Equity
The Company is authorized to issue 510,000,000 shares of capital stock, with a par value of $0.0001 per share. The authorized shares consist of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of March 31, 2023, 226,852,590 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. The holders of each share of common stock are entitled to one vote per share.
As of March 31, 2023, the Company had reserved shares of common stock for issuance as follows (in thousands):

2010 Equity Incentive Plan	16,331
2021 Equity Incentive Plan	29,251
2021 Employee Stock Purchase Plan	5,463
Warrants	1
Earnout Stock	18,009
Convertible notes	45,257
Total	114,312
8. Equity Plans and Stock-based Compensation
2010 Equity Incentive Plan
In 2010, Legacy Proterra adopted the 2010 Equity Incentive Plan (the “2010 Plan”), which provided for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units. Upon Closing, the then

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
8. Equity Plans and Stock-based Compensation (cont.)
outstanding options under the 2010 Plan were converted into options exercisable to purchase an aggregate of 22,532,619 shares of common stock. Following the Closing, such options continue to be subject to the terms of the 2010 Plan and applicable award agreements; however, no further awards can be granted under the 2010 Plan. As of March 31, 2023, options to purchase 16,331,367 shares of common stock remained outstanding under the 2010 Plan.
2021 Equity Incentive Plan
The 2021 Plan was adopted by the ArcLight Board prior to the Closing, approved by ArcLight’s shareholders on June 11, 2021, and became effective upon the Closing Date. The Equity Incentive Plan allows the Company to grant awards of stock options, restricted stock awards, stock appreciation rights, restricted stock units (“RSUs”), performance awards, and stock bonus awards to officers, employees, directors and consultants.
The Company initially reserved 10,000,000 shares of common stock, plus 387,531 reserved shares not issued under the 2010 Plan on the effective date of the 2021 Plan. The number of shares reserved for issuance under the 2021 Plan increases automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of 4% of the total number of outstanding shares of all classes of common stock as of the immediately preceding December 31, or a number as may be determined by the Board. In the first quarter of 2022 and 2023, the shares of common stock reserved for issuance were increased by 8,878,388 and 9,050,606, respectively, pursuant to the 2021 Plan.
The exercise price of stock options granted must be at least equal to the fair market value of common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of capital stock must have an exercise price of at least 110% of the fair market value of common stock on the date of grant. Subject to certain adjustments, no more than 30,000,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2021 Plan.
The maximum term of options granted is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of capital stock is five years from the date of grant.
Stock option and RSU awards generally vest annually over a four-year period.
2021 Employee Stock Purchase Plan
Proterra’s 2021 Employee Stock Purchase Plan (the “ESPP”), including the authorization of the initial share reserve thereunder, was adopted by the ArcLight Board prior to the Closing, approved by ArcLight’s shareholders on June 11, 2021, and became effective upon the Closing Date.
An aggregate of 1,630,000 shares of common stock were reserved and available for sale under the ESPP. The aggregate number of shares reserved for sale under the ESPP increases automatically on January 1 of each of 2022 through 2031 by a number of shares equal to the lesser of 1% of the total number of outstanding shares of common stock as of the immediately preceding December 31 or a number of shares as may be determined by the Board or the compensation committee. The aggregate number of shares issued over the term of the ESPP, subject to certain adjustments, may not exceed 16,300,000 shares. In the first quarter of 2022 and 2023, the shares of common stock reserved for issuance were increased by 2,219,597 and 2,262,651, respectively, pursuant to the ESPP.
The ESPP allows eligible employees to purchase shares of common stock at a discount through payroll deductions of up to 15% of their eligible compensation, at not less than 85% of the fair market value, as defined in the ESPP, subject to any plan limitations. A participant may purchase a maximum of 2,500 shares during each 6-month offering period and $25,000 in any one calendar year. The offering periods generally start on the first trading day on or after November 15th and May 15th of each year.
The first offering period started in the fourth quarter of 2021. The Company calculated the fair value of the employees’ purchase rights relating to the ESPP using the Black-Scholes model and recorded approximately $0.3 million of stock-based compensation expense for the three months ended March 31, 2023 and 2022, respectively.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
8. Equity Plans and Stock-based Compensation (cont.)
A summary of the Company’s stock option activity and related information was as follows:

	Options Outstanding
	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2022 (1)	14,256,697	4.32	5.5	$9,469
Granted	2,075,398	1.50
Exercised	(57,036)	1.98
Cancelled/forfeited/expired	(362,967)	6.67
Balance as of March 31, 2023 (1)	15,912,092	3.91	5.6	$372
Exercisable as of March 31, 2023 (2)	12,216,812	3.96	4.5	$331
__________________
(1)Excluding Equity Awards of 2,677,500 shares and Milestone Options of 669,375 shares. See below for further details.
(2)Excluding 2,008,124 shares exercisable under the Equity Awards with weighted average exercise price of $19.61 per share as of March 31, 2023.
In March 2020, in conjunction with Mr. Allen’s appointment as the then President and Chief Executive Officer, the board of directors of Legacy Proterra approved a grant to Mr. Allen of stock option awards with respect to 4,685,624 shares, comprised of (1) 1,338,749 shares of a time-based award with an exercise price of $5.33 per share vesting quarterly over four years, (2) 2,677,500 shares of a time-based award consisting of four tranches with an exercise price of $11.21, $16.81, $22.41 and $28.02 per share, respectively, and vesting quarterly over four years (“Equity Awards”), and (3) 669,375 shares of milestone-based award with an exercise price of $5.33 per share vesting entirely and becoming exercisable on the first trading day following the expiration of the lockup period of the Company’s initial public offering or the consummation of a change in control of the Company or upon the consummation of a merger involving a special purpose acquisition company (“Milestone Options”). The stock-based compensation expense for Milestone Options was recognized at the time the performance milestone became probable of achievement, which was at the time of Closing. Upon Closing, the 669,375 shares underlying the Milestone Options fully vested, and $2.1 million stock-based compensation expense was recognized in June 2021.
Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money stock options. The total intrinsic value of stock options exercised was $0.1 million for the three months ended March 31, 2023. The total estimated grant date fair value of stock options vested was $2.4 million for the three months ended March 31, 2023. As of March 31, 2023, the total unrecognized stock-based compensation expense related to outstanding stock options was $11.7 million, which is expected to be recognized over a weighted-average period of 2.6 years.
The fair value of stock options granted is estimated on the date of grant using the following assumptions:

	Three Months Ended March 31,
	2023	2022
Expected term (in years)	6.3	6.1
Risk-free interest rate	3.6%	1.9%
Expected volatility	55.1%	55.0%
Expected dividend rate	—	—

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
8. Equity Plans and Stock-based Compensation (cont.)
Restricted Stock Units
A summary of the Company's RSU activity and related information is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Balance as of December 31, 2022	5,733,227	$7.07
Granted	3,825,133	1.75
Released	(530,393)	0.01
Forfeited	(521,679)	0.01
Balance as of March 31, 2023	8,506,288	$4.63
The compensation expense related to the service-based RSU awards is determined using the fair market value of the Company’s common stock on the date of the grant. As of March 31, 2023, the total unrecognized stock-based compensation expense related to outstanding RSUs was $34.2 million, which is expected to be recognized over a weighted-average period of 3.2 years.
Stock-based Compensation Expense
Stock-based compensation expense included in operating results was as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
Cost of goods sold	$305	$516
Research and development	1,192	993
Selling, general and administrative	2,817	3,133
Total stock-based compensation expense	$4,314	$4,642
9. Net Loss Per Share
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture as they are not deemed to be issued for accounting purposes. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, RSUs and warrants, to the extent they are dilutive.

PROTERRA, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
9. Net Income (Loss) Per Share (cont.)
The computation of basic and diluted net loss per share of common stock attributable to common stockholders was as follows (in thousands, except for per share data):

	Three Months Ended March 31,
	2023	2022
Numerator:
Net loss	$(243,977)	$(50,078)
Effect of dilutive securities:
Interest expense to be recognized upon conversion of Convertible Notes (1)	—	(55,185)
Numerator for diluted EPS - Net loss after the effect of dilutive securities	$(243,977)	$(105,263)
Denominator:
Weighted-average shares used in computing net loss per share of common stock, basic	226,410	222,276
Convertible Notes (1)	—	24,855
Diluted weighted average shares	226,410	247,131
Net loss per share of common stock:
Basic	$(1.08)	$(0.23)
Diluted	$(1.08)	$(0.43)
__________________
(1)Adjustment is under the “if-converted” method. Adjustments for the three months ended March 31, 2022 include write-off of $62.3 million unamortized debt discount of the Convertible Notes as of December 31, 2021, offset by the $7.1 million interest expense recorded in net loss of three months ended March 31, 2022.
The Company applies the treasury stock method when calculating the diluted net income (loss) per share of common stock and “if-converted” method for Convertible Notes when applicable.
Prior to the amendment to the Convertible Notes Facility, the outstanding Convertible Notes including accrued interest would have been automatically converted to common stock at $6.5712 per share pursuant to the mandatory conversion provisions, if and when the VWAP exceeds $9.86 over 20 consecutive days subsequent to January 13 ,2022. As of March 31, 2023, the conditions for the convertible features under the Convertible Notes Facility were not satisfied. See Note 4, Debt, for additional information on the conversion provisions of the Convertible Notes.
Since the Company was in a loss position after the effect of diluted securities, no adjustment is required to the weighted-average shares used in computing the diluted net loss per share as the inclusion of the remaining potential common stock shares outstanding would have been anti-dilutive. The potentially dilutive securities were as follows (in thousands):

March 31, 2023
Stock options and RSUs to purchase common stock	27,765
Warrants to purchase common stock	1
Convertible notes (2)	35,535
Total	63,301
__________________
(2)Calculated based on the Convertible Notes balance inclusive PIK interest as of March 31, 2023 and the optional conversion prices as described in Note 4, Debt.
10. 401(k) Plan
The Company sponsors a 401(k) defined contribution plan covering all eligible employees and provides a matching contribution for the first 4% of their salaries. The matching contribution costs incurred were $1.1 million and $0.7 million in the three months ended March 31, 2023 and 2022, respectively.

11. Subsequent Events
In April 2023, the Company entered into the Third Amendment to the Senior Credit Facility to replace the references of LIBOR in the loan document with Term SOFR, a rate based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Proterra Inc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Proterra Inc and subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s projected noncompliance with liquidity requirements related to the Convertible Notes, combined with a history and expectation of continued recurring losses and cash outflows from operations for the foreseeable future raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Product warranty reserve
As discussed in Note 1 to the consolidated financial statements, the Company’s product warranty reserve as of December 31, 2022 was $25.5 million, including a warranty reserve on vehicles sold to customers. The Company records a warranty reserve for vehicles sold at the point of revenue recognition, which includes management’s best estimate of the projected costs to repair or replace items under the limited warranty and field service actions. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.
We identified the evaluation of the product warranty reserve related to the sale of vehicles as a critical audit matter. Specifically, a high degree of subjective auditor judgment was required to evaluate the Company’s estimate of the total warranty cost per vehicle due to the relatively short period of the Company’s historical warranty claim experience and lack of relevant industry data for warranty costs. In addition, changes in the total warranty cost per vehicle could have had a significant effect on the estimate of the warranty reserve.
The following are the primary procedures we performed to address this critical audit matter. We assessed the estimated future warranty repair costs used in the development of the total warranty cost per vehicle by comparing them to the Company’s historical warranty claims data. We tested a sample of the current year claims used in the determination of the estimated future warranty repair costs by comparing them to the relevant underlying documentation. We also assessed the consistency of the Company’s warranty reserve with recent trends in actual warranty claims, taking into account changes in conditions affecting the Company.

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.

Santa Clara, California
March 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Proterra Inc:
Opinion on Internal Control Over Financial Reporting
We have audited Proterra Inc and subsidiary's (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 17, 2023 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. The Company did not have a sufficient number of trained resources with assigned responsibility and accountability for the design, operation and documentation of internal control over financial reporting. As a result:
•The Company did not have an effective risk assessment process that defined clear financial reporting objectives and evaluated risks at a sufficient level of detail to identify all relevant risks of material misstatement across the entity;
•The Company did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting;
•The Company did not have effective monitoring activities to assess the operation of internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.
As a consequence, the Company did not effectively design, implement, or operate process-level control activities for substantially all of the Company’s financial reporting processes.
The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Santa Clara, California
March 17, 2023

PROTERRA INC
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,
	2022	2021
Assets:
Cash and cash equivalents	$73,695	$170,039
Accounts receivable, net	130,337	81,644
Short-term investments	224,359	490,967
Inventory	169,567	114,556
Prepaid expenses and other current assets	50,893	15,300
Deferred cost of goods sold	4,304	1,816
Restricted cash, current	12,565	12,105
Total current assets	665,720	886,427
Property, plant, and equipment, net	107,552	62,246
Operating lease right-of-use assets	20,274	24,282
Restricted cash, non-current	—	460
Long-term inventory prepayment	10,000	—
Other assets	36,913	8,472
Total assets	$840,459	$981,887
Liabilities and Stockholders’ Equity:
Accounts payable	$57,822	$53,404
Accrued liabilities	33,551	20,634
Deferred revenue, current	30,017	13,821
Operating lease liabilities, current	6,876	4,084
Debt, current	122,692	—
Total current liabilities	250,958	91,943
Debt, non-current	—	110,999
Deferred revenue, non-current	37,381	22,585
Operating lease liabilities, non-current	18,098	20,963
Other long-term liabilities	17,164	15,245
Total liabilities	323,601	261,735
Commitments and contingencies (Note 8)
Stockholders’ equity:
Common stock, $0.0001 par value; 500,000 shares authorized; and 226,265 shares and 221,960 shares issued and outstanding as of December 31, 2022 and 2021, respectively	22	22
Preferred stock, $0.0001 par value; 10,000 shares authorized and zero shares issued and outstanding as of December 31, 2022 and 2021	—	—
Additional paid-in capital	1,613,556	1,578,943
Accumulated deficit	(1,096,175)	(858,225)
Accumulated other comprehensive loss	(545)	(588)
Total stockholders’ equity	516,858	720,152
Total liabilities and stockholders’ equity	$840,459	$981,887
See accompanying notes to consolidated financial statements.

PROTERRA INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,
	2022	2021	2020
Product revenue	$288,400	$232,450	$190,411
Parts and other service revenue	20,964	10,410	6,532
Total revenue	309,364	242,860	196,943
Product cost of goods sold	311,884	229,142	181,987
Parts and other service cost of goods sold	21,471	11,666	7,417
Total cost of goods sold	333,355	240,808	189,404
Gross profit (loss)	(23,991)	2,052	7,539
Research and development	63,650	43,840	36,233
Selling, general and administrative	133,214	85,841	67,139
Asset impairment charge	—	—	121
Total operating expenses	196,864	129,681	103,493
Loss from operations	(220,855)	(127,629)	(95,954)
Interest expense, net	28,588	50,982	15,413
Gain on debt extinguishment	(10,201)	—	—
Loss on valuation of derivative and warrant liabilities	—	70,177	12,989
Other expense (income), net	(1,292)	1,202	2,629
Loss before income taxes	(237,950)	(249,990)	(126,985)
Provision for income taxes	—	16	22
Net loss	$(237,950)	$(250,006)	$(127,007)
Net loss per share of common stock:
Basic	$(1.06)	$(2.07)	$(28.96)
Diluted	$(1.08)	$(2.07)	$(28.96)
Weighted average shares used in per share computation:
Basic	224,301	120,886	4,385
Diluted	249,156	120,886	4,385
See accompanying notes to consolidated financial statements.

PROTERRA INC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2022	2021	2020
Net loss	$(237,950)	$(250,006)	$(127,007)
Other comprehensive income (loss), net of taxes:
Available-for-sale securities:
Unrealized gain (loss) on available-for-sale securities	43	(588)	—
Other comprehensive income (loss), net of taxes	43	(588)	—
Total comprehensive loss, net of taxes	$(237,907)	$(250,594)	$(127,007)
See accompanying notes to consolidated financial statements.

PROTERRA INC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	115,136	$13	3,927	$—	$668,178	$(481,212)	$—	$186,979
Issuance of stock, net of costs	—	—	1,751	1	4,211	—	—	4,212
Stock-based compensation	—	—	—	—	10,282	—	—	10,282
Net loss	—	—	—	—	—	(127,007)	—	(127,007)
Balance, December 31, 2020	115,136	13	5,678	1	682,671	(608,219)	—	74,466
Conversion of convertible preferred stock into common stock in connection with the reverse recapitalization	(115,136)	(13)	115,576	11	2	—	—	—
Conversion of Convertible Notes into common stock	—	—	7,424	1	48,780	—	—	48,781
Issuance of common stock upon the reverse recapitalization, net of issuance costs	—	—	76,172	8	502,307	—	—	502,315
Reclassification of derivative liability upon the reverse recapitalization	—	—	—	—	182,554	—	—	182,554
Reclassification of Legacy Proterra warrant liability upon the reverse recapitalization	—	—	—	—	87,016	—	—	87,016
Issuance of common stock upon exercise of options and warrants	—	—	7,012	1	6,711	—	—	6,712
Issuance of Earnout Shares, net of repurchase	—	—	4,736	—	(634)	—	—	(634)
Issuance of common stock upon warrant redemption	—	—	5,362	—	53,475	—	—	53,475
Stock-based compensation	—	—	—	—	16,061	—	—	16,061
Net loss	—	—	—	—	—	(250,006)	—	(250,006)
Other comprehensive loss, net of taxes	—	—	—	—	—	—	(588)	(588)
Balance, December 31, 2021	—	—	221,960	22	1,578,943	(858,225)	(588)	720,152
Stock issuance for exercise of stock option and RSU release, net of costs	—	—	3,655	—	9,779	—	—	9,779
Stock issuance for employee stock purchase plan	—	—	650	—	2,994	—	—	2,994
Stock-based compensation	—	—	—	—	21,840	—	—	21,840
Net loss	—	—	—	—	—	(237,950)	—	(237,950)
Other comprehensive income, net of taxes	—	—	—	—	—	—	43	43
Balance, December 31, 2022	—	$—	226,265	$22	$1,613,556	$(1,096,175)	$(545)	$516,858
See accompanying notes to consolidated financial statements.

PROTERRA INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(237,950)	$(250,006)	$(127,007)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,606	15,689	15,536
Loss on disposal of fixed assets	205	645	143
Asset impairment charge	—	—	121
Stock-based compensation	21,840	16,061	10,282
Amortization of debt discount and issuance costs	14,297	34,809	6,045
Accretion of debt end of term charge and PIK interest	7,475	8,207	3,501
Gain on debt extinguishment	(10,007)	—	—
Loss on valuation of derivative and warrant liabilities	—	70,177	12,989
Others	(1,931)	1,281	(153)
Changes in operating assets and liabilities:
Accounts receivable	(48,693)	(29,928)	(7,216)
Inventory	(54,495)	(20,181)	2,182
Prepaid expenses and other current assets	(35,671)	(8,021)	(1,043)
Deferred cost of goods sold	(2,488)	221	(797)
Operating lease right-of-use assets and liabilities	3,936	30	87
Other assets	(13,521)	(1,974)	1,575
Accounts payable and accrued liabilities	14,850	27,447	(4,090)
Deferred revenue, current and non-current	30,991	6,586	9,599
Other non-current liabilities	1,949	2,696	2,176
Net cash used in operating activities	(296,607)	(126,261)	(76,070)
Cash flows from investing activities:
Purchase of investments	(446,418)	(587,846)	(108,960)
Proceeds from maturities of investments	690,000	164,000	80,000
Purchase of property and equipment	(59,475)	(23,435)	(25,565)
Net cash provided by (used in) investing activities	184,107	(447,281)	(54,525)
Cash flows from financing activities:
Merger and PIPE financing	—	644,695	—
Payment of tax withholding obligations on earnout shares	—	(634)	—
Proceeds from debt, net of issuance costs	—	—	219,471
Repayment of debt	—	(17,083)	(22,787)
Repayment of finance obligation	—	(2,642)	(484)
Proceeds from (repayment of) government grants	(700)	1,323	275
Proceeds from exercise of stock options and warrants	9,779	6,790	4,168
Proceeds from employee stock purchase plan	2,994	—	—
Other financing activities	4,083	—	—
Net cash provided by financing activities	16,156	632,449	200,643
Net increase (decrease) in cash and cash equivalents, and restricted cash	(96,344)	58,907	70,048
Cash and cash equivalents, and restricted cash at the beginning of year	182,604	123,697	53,649

PROTERRA INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2022	2021	2020
Cash and cash equivalents, and restricted cash at the end of year	$86,260	$182,604	$123,697
Supplemental disclosures of cash flow information:
Cash paid for interest	$8,467	$9,074	$5,827
Cash paid for income taxes	—	15	9

	Year Ended December 31,
	2022	2021	2020
Non-cash investing and financing activity:
Assets acquired through accounts payable and accrued liabilities	$4,113	$4,955	$659
Non-cash transfer of leased assets to inventory	515	2,046	635
Reclassification of Convertible Notes warrants liability upon exercise	—	17,696	—
Conversion of Convertible Notes into common stock	—	48,607	—
Reclassification of remaining Convertible Notes warrants liability upon the reverse recapitalization	—	69,320	—
Reclassification of derivative liability upon the reverse recapitalization	—	182,554	—
Conversion of preferred stock into common stock	—	627,315	—
Cashless warrant exercise	—	53,326	—
Non-cash long-term investment	—	1,600	—
See accompanying notes to consolidated financial statements.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies
Organization and Description of Business
Proterra Inc (“Proterra” or the “Company"), formerly known as ArcLight Clean Transition Corp. (“ArcLight”), is a leading developer and producer of zero-emission electric vehicle and EV technology solutions for commercial application. Proterra designs, develops, manufactures, and sells electric transit buses as an original equipment manufacturer for North American public transit agencies, airports, universities, and other commercial transit fleets. It also designs, develops, manufactures, sells, and integrates proprietary battery systems and electrification solutions for global commercial vehicle manufacturers. Additionally, Proterra provides fleet-scale, high-power charging solutions for its customers.
Legacy Proterra (as defined below) was originally formed in June 2004 as a Colorado limited liability company and converted to a Delaware corporation in February 2010. Proterra is headquartered in Burlingame, California, and also has manufacturing and product development facilities in Burlingame and City of Industry, California, and Greenville and Greer, South Carolina.
On June 11, 2021, ArcLight filed a notice of deregistration with the Cayman Islands Registrar of Companies, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight was domesticated and continued as a Delaware corporation. On June 14, 2021 (the “Closing Date”), ArcLight consummated a merger with Phoenix Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ArcLight (“Phoenix Merger Sub”), and Proterra Inc, a Delaware corporation (“Legacy Proterra”), with Legacy Proterra surviving as the surviving company and as a wholly-owned subsidiary of ArcLight (the “Merger” and, collectively with the other transactions described in the Agreement and Plan of Merger (the “Merger Agreement”), the “Business Combination”). In connection with the Business Combination, Legacy Proterra changed its name to “Proterra Operating Company, Inc.” and ArcLight changed its name to “Proterra Inc”.
The Merger was accounted for as a reverse merger and a recapitalization with Legacy Proterra being the accounting acquirer. Accordingly, all historical financial information presented in the consolidated financial statements of Proterra represents the accounts of Legacy Proterra and its wholly owned subsidiaries as if Legacy Proterra is the predecessor to Proterra. The shares and net loss per common share, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio established in the Merger (0.8925 shares of Legacy Proterra common stock for 1 share of Proterra common stock) (the “Exchange Ratio”). Unless otherwise specified or unless the context otherwise requires, references in these notes to the “Company,” “we,” “us,” or “our” refer to Legacy Proterra prior to the Business Combination and to Proterra following the Business Combination.
Prior to the closing of the Business Combination (the “Closing”), ArcLight’s Class A ordinary shares and public warrants were listed on the Nasdaq Capital Market under the symbols “ACTC” and “ACTCW,” respectively. Proterra’s common stock is currently listed on the Nasdaq Global Select Market under the symbol “PTRA”. See Note 3, “Reverse Recapitalization” for further details of the Merger. The Company’s public warrants were previously listed on the Nasdaq Global Select Market under the symbol “PTRAW.” On October 29, 2021, the Company redeemed its remaining outstanding public warrants at a redemption price of $0.10 per public warrant. See Note 10, Warrants, for further details.
The Company has incurred net losses and negative cash flows from operations since inception. As of December 31, 2022, the Company has an accumulated deficit of $1.1 billion, and cash and cash equivalents and short-term investments of $298.1 million. The Company has funded operations primarily through a combination of equity and debt financing. There was no outstanding balance under the Senior Credit Facility as of December 31, 2022. There was an aggregate of $17.6 million of letters of credit outstanding as of December 31, 2022. As of December 31, 2022, the outstanding balance of the Convertible Notes was $170.8 million inclusive of PIK interest of $17.3 million.
Under ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), we have the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year of the financial statements being issued.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Pursuant to the terms of the purchase agreement governing the Convertible Notes, we are required to maintain Liquidity (as defined therein) as of the last day of each quarter of not less than the greater of (a) $75.0 million and (b) an amount equal to the product of multiplying (i) the amount of Cash Burn (as defined therein) from operations for the three-month period ending on the end of such month by (ii) four (the “Minimum Liquidity Covenant”).
As of December 31, 2022, we did not have Liquidity in an amount equal to clause (b) above as of such date. As a result, we obtained a waiver of the Minimum Liquidity Covenant for the quarter ended December 31, 2022. Without such waiver, we would have been in default of the Convertible Notes, which would have resulted in a cross-default under the Senior Credit Facility. However, we have not obtained a waiver of the Minimum Liquidity Covenant for any future periods, and, as a result of anticipated operating cash outflows from operation, capital investment at our Powered 1 battery factory, and incremental cash payments for the Workforce Restructuring (discussed in Note 15, Subsequent Events), we may not meet the Minimum Liquidity Covenant as of March 31, 2023.
In addition, our inability to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation) as to going concern is an event of default under the Convertible Notes and the Senior Credit Facility.
We obtained a prospective limited waiver under the Convertible Notes,which will expire on March 31, 2023, with respect to our obligations under the Convertible Notes to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation) as to going concern, and a cross-default under the Convertible Notes with respect to the Senior Secured Credit Facility, resulting from the substantially similar covenant thereunder. If we are unable to obtain a further waiver under the Convertible Notes beyond March 31, 2023, then there would be an event of default under the Convertible Notes for failure to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation), which would be a cross-default under the Senior Credit Facility, unless waived. An event of default under the Convertible Notes would permit the holders of the Convertible Notes to cause all of the outstanding indebtedness under the Convertible Notes to become immediately due and payable.
In addition, we have not obtained a waiver with respect to the corresponding covenant under the Senior Credit Facility as of the date hereof and we are therefore in default of such covenant as of the issuance of these financial statements and related audit report. Unless waived, the default under the Senior Credit Facility resulting from the issuance of these financial statements and related audit report containing a going concern qualification (and potential cross-default under the Convertible Notes if we are unable to obtain a waiver thereunder beyond March 31, 2023), permits the Lenders under the Senior Credit Facility to terminate all commitments to extend credit under the Senior Credit Facility and cause all of the outstanding indebtedness under the Senior Credit Facility to become immediately due and payable.
In addition, if we are unable to comply with or obtain a waiver for the Minimum Liquidity Covenant for the quarter ended March 31, 2023 or a future period, there would be an event of default under the Convertible Notes and a cross-default under the Senior Credit Facility for such period, which would permit (i) the holders of the Convertible Notes to cause all of the outstanding indebtedness under the Convertible Notes to become immediately due and payable and (ii) the Lenders under the Senior Credit Facility to terminate all commitments to extend credit under the Senior Credit Facility and cause all of the outstanding indebtedness under the Senior Credit Facility to become immediately due and payable.
If the Convertible Notes and amounts outstanding under the Senior Credit Facility were to become immediately due and payable in the event of such a default, this would have an immediate adverse effect on our ability to meet our working capital needs and our business and operating results. There is no assurance that we will be able to obtain any future waivers under the Convertible Notes or the Senior Credit Facility. We would need to take further action to raise additional funds in the capital markets or otherwise to fund our obligations under the Convertible Notes in addition to our other obligations over the period, and we would not be able to draw upon the Senior Credit Facility.If we do not have sufficient funds or we are unable to arrange for additional financing to repay outstanding debt, the lenders under the Senior Credit Facility and holders of the Convertible Notes could seek to enforce their

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
security interests in the collateral securing the indebtedness under the Senior Credit Facility and the Convertible Notes, which are secured substantially by all our assets including intellectual property and other restricted property.
Our potential inability to maintain the Liquidity requirement under the Convertible Notes and the current and potential events of default under the Convertible Notes and the Senior Credit Facility when coupled with the following conditions: our available cash resources, recurring losses and cash outflows from operations, an expectation of continuing operating losses and cash outflows from operations for the foreseeable future, and the need to raise additional capital to finance our future operations, causes substantial doubt about our ability to continue as a going concern to exist.
We are currently executing on various strategies to improve available cash balances, liquidity and cash generated from operations that include a workforce reduction across the Company announced in January 2023, and our plan to windup operations at the City of Industry facility by the end of the third quarter of 2023 to improve operational efficiency. We expect to seek additional funds through potential securities financings, debt financings or other capital sources or strategic transactions. In addition, we may seek to obtain a waiver or amendment of our existing debt agreements. However, we may not be successful in securing additional financing on acceptable terms or at all, or in obtaining a waiver or amendment to our existing debt agreements. Furthermore, high volatility and uncertainty in the capital markets resulting from the COVID-19 pandemic and macroeconomic conditions, including rising inflation rates and interest rates, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, has had, and could continue to have, a negative impact on the price of our common stock and could adversely impact our ability to raise additional funds. If sufficient funds are not available, we will have to delay, reduce the scope of, or eliminate some of our business activities, including related operating expenses, which would adversely affect our business prospects and our ability to continue our operations and would have a negative impact on our financial condition and ability to pursue our business strategies.
These financial statements have been prepared by management in accordance with GAAP and this basis assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. These financial statements do not include any adjustments that may result from the outcome of this uncertainty.
Basis of Presentation
The consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.
The Company has not experienced any significant impact to estimates or assumptions as a result of the COVID-19 pandemic. However, the Company’s financial results have been impacted by ongoing constraints and inefficiencies in production largely driven by shortages of component parts and shipment delays, and workforce absences due to illness or quarantines during the pandemic experienced by the Company or its suppliers. While the COVID-19 pandemic has not had a material adverse impact on the Company’s financial condition and results of operations to date, the related global supply chain interruption, macroeconomic and geopolitical conditions on the Company’s future operational and financial performance will depend on certain developments, including the impact on the Company’s customers and the effect on the Company’s suppliers, all of which are uncertain and cannot be predicted.
Segments
The Company operates in the United States and has sales to the European Union, Canada, United Kingdom, Australia, Japan and Türkiye. Revenue disaggregated by geography, based on the addresses of the Company’s customers, consists of the following (in thousands):

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)

	Year Ended December 31,
	2022	2021	2020
United States	$265,049	$227,091	$141,073
Rest of World	44,315	15,769	55,870
Total	$309,364	$242,860	$196,943
The Company’s chief operating decision maker is its Chief Executive Officer (CEO) who reviews financial information presented on a consolidated basis for purposes of making decision on allocating resources and assessing financial performance. Accordingly, the Company has determined that it has a single reportable segment.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. U.S. GAAP requires the Company to make estimates and judgments in several areas including, but not limited to, those related to revenue recognition, collectability of accounts receivable, valuation of inventories, valuation of Convertible Notes (See Note 4), warranty liability, contingent liabilities, stock-based compensation expense, useful lives of property, plant, and equipment, recoverability of assets, residual value of leased assets, and the valuation of deferred tax assets. These estimates are based on historical facts and various other assumptions that the Company believes are reasonable. Actual results could differ materially from those estimates.
Foreign Currency Transactions
The U.S. dollar is the Company’s functional currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured to the U.S. dollar at period end, and transaction gains and losses are recorded in other expense (income), net in the statements of operations. Net gains or losses resulting from foreign exchange transactions was not material for the years ended December 31, 2022 and 2021. The net losses resulting from foreign exchange transactions were $1.1 million for the year ended December 31, 2020.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.
Accounts Receivable and Allowance for Credit Losses
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines the allowance for credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns and expectations of changes in macroeconomic conditions that may affect the collectability of outstanding receivables. The allowance for credit losses was not material as of December 31, 2022 and 2021.
Short-Term Investments
The Company’s primary objectives for investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk. The Company’s short-term investments were primarily comprised of U.S. Treasury and corporate debt securities, and classified as available-for-sale at the time of purchase because it is intended that these investments are available for current operations.
Investments are reported at fair value and are subject to periodic impairment review. Unrealized gains and losses related to changes in the fair value of these securities are recognized in accumulated other comprehensive loss. The ultimate value realized on these securities is subject to market price volatility until they are sold. Realized gains or losses from short-term investments are recorded in other expense (income), net.
As of December 31, 2022 and 2021, short-term investments were $224.4 million and $491.0 million, respectively.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Restricted Cash
The Company maintains certain cash amounts restricted as to withdrawal or use. The restricted cash is primarily collateral for performance bonds issued to certain customers. The collateral is provided in the form of a cash deposit to either support the bond directly or to collateralize a letter of credit that supports the performance bonds. The restricted cash was $12.6 million as of December 31, 2022 and 2021.
Credit Risk and Concentration
The Company’s financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, short-term investments, and accounts receivable. Cash and cash equivalents and short-term investments are maintained primarily at one financial institution as of December 31, 2022, and deposits exceed federally insured limits. Risks associated with cash and cash equivalents, and short-term investments are mitigated by banking with creditworthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents or its short-term investments.
Cash equivalents and short-term investments consist of short-term money market funds, corporate debt securities, and debt securities issued by the U.S. Treasury, which are deposited with reputable financial institutions. The Company’s cash management and investment policy limits investment instruments to securities with short-term credit ratings at the time of purchase of P-2 and A-2 or better from Moody’s Investors Service and Standard & Poor’s Financial Services, LLC, respectively, with the objective to preserve capital and to maintain liquidity until the funds can be used in business operations.
Accounts receivable are typically unsecured and are generally derived from revenue earned from transit agencies, universities and airports in North America and global commercial vehicle manufacturers in North America, the European Union, the United Kingdom, Australia, Japan, and Türkiye. The Company periodically evaluates the collectability of its accounts receivable and provides an allowance for potential credit losses as necessary.
Given the large order value for customers and the relatively low number of customers, revenue and accounts receivable have typically been concentrated with a limited number of customers.

	Revenue			Accounts Receivable
	Year Ended December 31,			December 31,
	2022	2021	2020	2022	2021
Number of customers accounted for 10% or more	2	—	1	2	1
Total % for customers accounted for 10% or more	32%	—%	21%	48%	18%
Single source suppliers provide the Company with a number of components that are required for manufacturing of its current products. For example, we sole source our composite bus bodies from TPI Composites Inc. In other instances, although there may be multiple suppliers available, many of the components are purchased from one single source. If these single source suppliers fail to meet the Company’s requirements on a timely basis at competitive prices or are unable to provide components for any reason, the Company could suffer manufacturing delays, a possible loss of revenue, or incur higher cost of sales, any of which could adversely impact the Company’s operating results.
Fair Value of Financial Instruments
The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, short-term investments, accounts payable, and accrued and other current liabilities, approximates fair value due to the short period of time to maturity, receipt, or payment. The carrying amount of the Company’s debt, except for Convertible Notes (as defined below), approximates its fair value as the stated interest rates approximate market rates currently available to the Company.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
In August 2020, the Company issued Secured Convertible Promissory Notes (the “Convertible Notes”) that, prior to the Closing, contained embedded features subject to derivative accounting. These embedded features were composed of conversion options that had the economic characteristics of a contingent early redemption feature settled in a variable number of shares of the Company’s stock. These conversion options were bifurcated and accounted for as a derivative liability separately from the host debt instrument. Embedded derivatives were recognized as a derivative liability on the balance sheets. The derivative liability was measured at fair value and subject to remeasurement at each balance sheet date. Upon the consummation of the Merger, the embedded conversion features associated with the Convertible Notes no longer qualify for derivative accounting after the conversion price became fixed. The carrying amount of the embedded derivative, the fair value as of the date of the Closing, was reclassified to stockholders’ equity in accordance with Topic 815, Derivatives and Hedging.
The warrants issued in connection with the Convertible Notes were, prior to the Closing, classified as a liability (“legacy Proterra warrant liability”) because they could become exercisable into common stock upon a Qualified Initial Public Offering (“QIPO”) or into convertible preferred stock after 5 years from issuance date in the event that there is no QIPO during such period. Such warrants were measured at fair value, subject to remeasurement at each balance sheet date. Upon exercise of the warrants to common stock within 5 years from issuance date, the carrying amount of the warrant liability would be reclassified to stockholders’ equity. Upon the consummation of the Merger, the stock issuable upon exercise of the warrants is common stock, with no possibility to convert to Legacy Proterra convertible preferred stock. As a result, the carrying amount of the warrant liability was reclassified to stockholders’ equity.
In connection with ArcLight’s initial public offering in September 2020, 21,425,000 warrants to purchase ArcLight ordinary shares were issued, including 13,875,000 public warrants and 7,550,000 private placement warrants. These warrants were classified as liabilities as they did not meet the requirements for equity classification under Topic 815, Derivatives and Hedging. These warrants were continually measured at fair value, subject to remeasurement at each balance sheet date. Most of the public warrants and private placement warrants were exercised in October 2021, and the Company redeemed the remaining outstanding public warrants at a redemption price of $0.10 per public warrant. See Note 10, Warrants, for further details.
Inventories
Inventories are recorded at the lower of cost and net realizable value using the first-in, first-out method. Inventory costs consist primarily of the cost of materials, manufacturing support costs, including labor and factory overhead associated with such production, and shipping costs. The costs of products delivered to customers that have not yet met revenue recognition criteria are also included in inventories. The Company assesses the valuation of inventory and periodically records a provision to adjust inventory to its estimated net realizable value, including when the Company determines inventory to be obsolete or in excess of anticipated demand. Once inventory has been written-off or written-down, it creates a new cost basis for the inventory that is not subsequently written-up. Accelerating the disposal process or incorrect estimates may cause actual results to differ from the estimates at the time such inventory is disposed or sold.
Deferred Cost of Goods Sold
Deferred cost of goods sold primarily includes incurred costs for charging system installations that have not met revenue recognition criteria.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Property, Plant, and Equipment
Property, plant, and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

Property, Plant, and Equipment	Estimated Useful Life
Computer hardware	3 years
Computer software	3 to 5 years
Internally used vehicles and charging systems	over the shorter of their estimated useful lives or 5 years
Machinery and equipment	5 to 12 years
Office furniture and equipment	5 years
Tooling	3 to 5 years
Leasehold improvements	over the shorter of their estimated useful lives or the terms of the related leases
Leased batteries	over the shorter of the terms of the related leases or 12 years
Leased vehicles and charging systems	over the shorter of the terms of the related leases or 5 years
If the estimated useful life of an asset is less than the stated number of years in our capitalization policy, the depreciation expense will be recorded over the shorter period.
Upon the retirement or sale of property, plant, and equipment, the cost and associated accumulated depreciation are removed from the balance sheets, and the resulting gain or loss is reflected on the statement of operations. Maintenance and repair expenditures are expensed as incurred while major improvements that increase the functionality, output, or expected life of an asset are capitalized and depreciated ratably over the identified useful life.
Impairment of Long-Lived Assets
The Company evaluates the recoverability of property, plant, and equipment and right-of-use assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.
In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of property, plant, and equipment. If the estimated useful life assumption for any asset is reduced, the remaining net book value is depreciated over the revised estimated useful life.
No impairment charge was recognized in the years ended December 31, 2022 and 2021. The Company recorded a $0.1 million impairment charge associated with a facility lease for the year ended December 31, 2020.
Deferred Revenue
Deferred revenue consists of billings or payments received in advance of revenue recognition that are recognized as revenue once the revenue recognition criteria are met. In some instances, progress billings are issued upon meeting certain milestones stated in the contracts. Accordingly, the deferred revenue balance does not represent the total contract value of non-cancelable arrangements. Invoices are typically due within 30 to 40 days.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
The changes in deferred revenue consisted of the following (in thousands):

Deferred revenue as of December 31, 2021	$36,406
Revenue recognized from beginning balance during the year ended December 31, 2022	(13,071)
Deferred revenue added during the year ended December 31, 2022	44,063
Deferred revenue as of December 31, 2022	$67,398
The current portion of deferred revenue represents the amount that is expected to be recognized as revenue within one year from the balance sheet date.
Revenue Recognition
The Company derives revenue primarily from the sale of vehicles and charging systems, the installation of charging systems, the sale of battery systems and powertrain components to other vehicle manufacturers, as well as the sale of spare parts and other services provided to customers. Product revenue consists of revenue earned from vehicles and charging systems, battery systems and powertrain components, installation of charging systems, and revenue from leased vehicles, charging systems, and batteries under operating leases. Leasing revenue recognized over time was approximately $1.1 million, $2.1 million and $2.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Parts and other service revenue includes revenue earned from spare parts, the design and development of battery systems and powertrain systems for other vehicle manufacturers, and extended warranties.
Goods and services that are promised in the Company’s contracts include vehicles, charging systems, battery systems and powertrain components to other vehicle manufacturers, installation of charging systems, spare parts, and extended warranty. The Company assesses the products and services promised in contracts at contract inception, and identifies performance obligations for each promise to transfer to the customer a product or service that is distinct. If a product or service is separately identifiable from other items in the bundled arrangement and a customer can benefit from the product or service on its own or with other resources that are readily available to the customer, then such product or service is considered distinct. Customer contracts typically have multiple performance obligations. Generally, the Company’s goods and services are considered separate performance obligations. Development services and products sold to other vehicle manufacturers are typically sold on a stand-alone basis and are not bundled with other goods or services.
The transaction price of the contract is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in exchange for transferring the goods or services to the customer (the “allocation objective”). If the allocation objective is met at contractual prices, no further allocations are made. Otherwise, the Company allocates the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis.
To determine the standalone selling price of its promised products or services, the Company conducts an analysis to determine whether its products or services have an observable standalone selling price. In determining the observable standalone selling price, the Company requires that a substantial majority of the standalone selling prices for a product or service fall within a reasonably narrow range. If there is no directly observable standalone selling price for a particular product or service, then the Company estimates a standalone selling price by using the estimated cost plus margin or by reviewing external and internal market factors including, but not limited to, pricing practices including historical discounting, major service groups, and the geographies in which we offer products and services.
The Company recognizes revenue when or as it satisfies a performance obligation by transferring control of a product or service to a customer. Revenue from product sales is recognized when control of the underlying performance obligations is transferred to the customer. Revenue from sales of vehicles is typically recognized upon delivery when the Company can objectively demonstrate that the criteria specified in the contractual acceptance provisions are achieved prior to delivery. In cases, where the Company cannot objectively demonstrate that the criteria specified in the contractual acceptance provisions have been achieved prior delivery, revenue is recognized upon acceptance by the customer. Revenue from sales of charging systems is recognized at a point in time, generally

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
upon delivery or commissioning when control of the underlying performance obligations are transferred to the customer. Under certain contract arrangements, the control of the performance obligations related to the charging systems is transferred over time, and the associated revenue is recognized over the installation period using an input measure based on costs incurred to date relative to total estimated costs to completion. Spare parts revenue is recognized upon shipment. Extended warranty revenue is recognized over the life of the extended warranty using the time elapsed method. Development service contracts typically include the delivery of prototype products to customers. The performance obligation associated with the development of prototype products as well as battery systems and powertrain components to other vehicle manufacturers, is satisfied at a point in time, typically upon shipping.
Revenue derived from performance obligations satisfied over time from charging systems and installation was $7.7 million, $5.8 million and $6.0 million in the years ended December 31, 2022, 2021, and 2020, respectively. Extended warranty revenue was $2.1 million, $1.7 million and $1.3 million in the years ended December 31, 2022, 2021, and 2020, respectively.
As of December 31, 2022 and 2021, the contract assets balance was $26.1 million and $1.3 million, respectively, and are recorded in the prepaid expenses and other current assets on the consolidated balance sheets. The contract assets are assessed based on contractual terms and expected to be billed within the next twelve months. The increase was mainly related to two customers, which accounts for 60% and 13% of the balance as of December 31, 2022, respectively.
As of December 31, 2022, the amount of remaining performance obligations that have not been recognized as revenue was $438.7 million, of which 77% was expected to be recognized as revenue over the next 12 months and the remainder thereafter. This amount excludes the value of remaining performance obligations for contracts with an original expected length of one year or less.
The Company has three commercial offerings each addressing a critical component of commercial vehicle electrification.
•Proterra Transit designs, develops, manufactures, and sells electric transit buses as an original equipment manufacturer (“OEM”) for North American public transit agencies, airports, universities, and other commercial transit fleets.
•Proterra Powered & Energy includes Proterra Powered, which designs, develops, manufactures, sells, and integrates proprietary battery systems and electrification solutions into vehicles for global commercial vehicle OEMs, and Proterra Energy, which offers turnkey fleet-scale, high-power charging solutions and software services, ranging from fleet and energy management software-as-a-service, to fleet planning, hardware, infrastructure, installation, utility engagement, and charging optimization.
The revenue of these commercial offerings are as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Proterra Transit	$191,087	$195,558	$156,021
Proterra Powered & Energy	118,277	47,302	40,922
Total	$309,364	$242,860	$196,943
Lease Arrangements
The Company offers customers leasing alternatives outside of the standard sales contracts for vehicles, charging equipment and batteries used in the vehicles. The leasing arrangements are typically bundled together with the sales contracts. The Company assessed the nature of the bundled arrangements under the revenue accounting standard. For arrangements that contain a lease, the Company determined the classification of the lease in accordance with Topic 842, Leases. A lease arrangement that transfers substantially all of the benefits and risks incident to ownership

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
of the products is classified as a sales-type lease based on the criteria established by the accounting standard; otherwise the lease is classified as an operating lease.
For sales-type leases, product revenue is generally recognized upon customer acceptance of the underlying leased assets. The current portion of net investment in sales-type leases is recorded in accounts receivable, and the non-current portion is recorded in other assets on the balance sheets. The discounted unguaranteed residual value of underlying leased assets is not material to the net investment in lease balance.
For operating leases, the leasing revenue is recognized on a straight-line basis over the lease term.
The Company monitors the performance of customers who leased batteries and are subject to ongoing payments. No allowance has been recorded for the receivables under the leasing arrangements.
The Company determines whether an arrangement is or contains a lease at inception. Short-term leases with a term of less than 12 months will not be recognized in the right-of-use assets or lease liabilities. The lease and non-lease components are not separated for all leases regardless of whether the Company is the lessee or a lessor to the lease. See Note 7, Leases, for additional information.
Cost of Goods Sold
Cost of goods sold includes direct material and labor costs, manufacturing overhead including depreciation expense, freight costs, and reserves for estimated warranty expenses. Cost of goods sold also includes charges to write-down the carrying value of inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand. Costs of development services are expensed as incurred. Costs of development services incurred in periods prior to the finalization of a service agreement with a customer are recorded as research and development expense. Once the customer agreement is finalized, these costs are recorded in cost of goods sold.
Sales and Other Taxes
Taxes assessed by various government entities, such as sales, use, and value added taxes, collected at the time of sale are excluded from revenue.
Shipping Costs
Amounts billed to customers related to shipping and handling are classified as revenue, and the related shipping and handling costs are included in cost of goods sold.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expense consists primarily of payroll and benefits of those employees engaged in research, design, and development activities, costs related to prototype parts and design tools, license expenses related to intellectual property, supplies and services, depreciation, and other occupancy costs.
Advertising Expenses
Advertising costs are expensed as incurred. Advertising expenses were $1.2 million, $1.1 million, and $0.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Product Warranties
The Company provides a limited warranty to customers on vehicles, charging systems, and battery systems. The limited warranty ranges from one to 12 years depending on the components. Separately, the Company also periodically performs field service actions related to product service campaigns. Pursuant to these warranties and field service actions, the Company will repair, replace, or adjust the parts on the products that are defective in factory-supplied materials or workmanship. The Company records a warranty reserve for the products sold at the point of revenue recognition, which includes the best estimate of the projected costs to repair or replace items under

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
the limited warranty and field service actions. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the relatively short history of sales. Changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve does not include projected warranty costs associated with the vehicles under operating leases, as the costs to repair these warranty claims are expensed as incurred. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued liabilities while the remaining balance is included within other long-term liabilities on the balance sheets.
Warranty expense is recorded as a component of cost of goods sold. Accrued warranty activity consisted of the following (in thousands):

	Year Ended December 31,
	2022	2021	2020
Warranty reserve – beginning of period	$23,274	$18,582	$14,926
Warranty costs incurred	(7,142)	(7,199)	(4,214)
Net changes in liability for pre-existing warranties, including expirations	(5,124)	(1,710)	(3,392)
Provision for warranty	14,505	13,601	11,262
Warranty reserve – end of period	$25,513	$23,274	$18,582
Stock-Based Compensation
The Company uses the fair value method for recording stock-based compensation expense. Stock-based compensation expense for stock options is estimated at the grant date based on each stock option’s fair value as calculated using the Black-Scholes option pricing model. The stock-based compensation expense is recognized on a straight-line basis over the requisite service period for the entire award.
Income Taxes
Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company adjusts these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of any reserves that are considered appropriate.
Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.
Government Incentives
The Company receives incentives from federal and state government agencies in the form of grants. Incentives are recorded in the financial statements in accordance with their purposes, either as a reduction of expense or a reduction of the cost of the capital investment. The benefit of these incentives is recorded when performance is complete and all conditions as specified in the agreement are fulfilled.
California and certain other states provide incentives to accelerate the purchase of cleaner, more efficient buses in the form of point-of-sale discounts to vehicle purchasers. These incentives are included in the customer contract value, and recognized as revenue once all revenue recognition criteria are met.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies (cont.)
Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss) and activity, net of related taxes, for the year ended December 31, 2022 were as follows (in thousands):

	December 31, 2021	Increase/ Decrease	December 31, 2022
Net unrealized gain (loss) on available-for-sale securities	$(588)	$43	$(545)
Total accumulated other comprehensive income (loss), net of taxes	$(588)	$43	$(545)
2. Adoption of New Accounting Standards
ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard simplifies the accounting for convertible instruments by removing certain separation models in ASC 470-20, Debt — Debt with Conversion and Other Options. This standard updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. This will also result in the interest expense recognized for convertible debt instruments to be typically closer to the coupon interest rate when applying the guidance in Topic 835, Interest. Further, this standard made amendments to the EPS guidance in Topic 260 for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for diluted earnings per share calculation, and no longer allowing the net share settlement method. This standard also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. This standard is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted after December 15, 2020. Adoption of this standard can either be on a modified retrospective or full retrospective basis. The Company adopted this standard on January 1, 2022, and it had no material impact on the consolidated financial statements.
3. Reverse Recapitalization
On June 14, 2021, Phoenix Merger Sub merged with Legacy Proterra, with Legacy Proterra surviving as a wholly-owned subsidiary of ArcLight. In connection with the Business Combination, Legacy Proterra changed its name to “Proterra Operating Company, Inc.” and ArcLight changed its name to “Proterra Inc”.
The following transactions occurred upon the Closing:
•each share of outstanding Legacy Proterra convertible preferred stock was converted into shares of Proterra common stock in accordance with the applicable conversion ratio immediately prior to the effective time, and each share of Legacy Proterra common stock (including shares issued upon conversion of Legacy Proterra convertible preferred stock and warrants net exercised upon Closing) was converted into shares of common stock after giving effect of the Exchange Ratio of 0.8925 and resulting in the issuance of 123,752,882 shares of common stock;
•certain holders of Convertible Notes with an original aggregate principal amounts of $46.5 million elected to convert their outstanding Convertible Notes balances including accrued PIK interest and cash interest at the Closing resulting in the issuance of 7.4 million shares of common stock;
•each outstanding Legacy Proterra option was converted into an option to purchase shares of Proterra common stock by multiplying the number of underlying shares by the Exchange Ratio, rounded down to the nearest whole share, resulting in such options being exercisable to purchase for an aggregate of 22,532,619 shares of Proterra common stock; the exercise price of each converted option was determined by dividing the per share exercise price of the respective Legacy Proterra options by the Exchange Ratio of 0.8925, rounded up to the nearest whole cent;

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Reverse Recapitalization (cont.)
•each outstanding Legacy Proterra warrant to purchase Legacy Proterra common stock and convertible preferred stock was converted into a warrant to purchase shares of Proterra common stock by multiplying the number of underlying shares by the Exchange Ratio, rounded down to the nearest whole share, resulting in such warrants being exercisable to purchase an aggregate of 3,504,523 shares of Proterra common stock; the exercise price of each converted warrant was determined by dividing the per share exercise price of the respective Legacy Proterra warrant by the Exchange Ratio of 0.8925, rounded up to the nearest whole cent;
•each outstanding Convertible Note that was not optionally converted in connection with the Closing remained outstanding and became convertible into shares of Proterra common stock in accordance with the terms of such Convertible Notes.
•15,172 public shares were redeemed by ArcLight shareholders, and an aggregate of $0.2 million was paid from the trust account to these redeeming holders; and each share of ArcLight Class A and Class B ordinary shares was converted into the right to receive one share of Proterra’s common stock resulting in the issuance of 34,671,900 shares of common stock;
•pursuant to the subscription agreements between ArcLight and certain investors (the “PIPE Investors”), the PIPE Investors purchased 41.5 million shares of Proterra common stock at a purchase price of $10.00 per share for aggregate gross proceeds of $415.0 million (the “PIPE Financing”);
•each ArcLight warrant outstanding immediately prior to the consummation was converted into a warrant exercisable into an equivalent number of shares of Proterra common stock, resulting in such warrants being exercisable for an aggregate of 21,424,994 shares of Proterra common stock; and
•the 669,375 shares of Proterra common stock underlying certain Milestone Options (as defined below) fully vested upon the Closing.
Upon the occurrence of any of the following events during the first five years following the Closing of the Merger (“earnout period”), up to an additional 22,809,500 shares of Proterra common stock (the “Earnout Stock”) may be issued to former holders of Legacy Proterra convertible preferred stock, common stock, warrants, vested options and Convertible Notes as of immediately prior to the closing of the Merger, as follows:
a.21.0526% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the volume-weighted average price (“VWAP”) of the Proterra common stock is greater than or equal to $15.00 per share or there occurs any transaction resulting in a change in control with a valuation of the Proterra common stock that is greater than or equal to $15.00 per share (the “First Earnout Shares”);
b.an additional 26.3158% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the VWAP of the Proterra common stock is greater than or equal to $20.00 per share or there occurs any transaction resulting in a change in control with a valuation of the Proterra common stock that is greater than or equal to $20.00 per share;
c.an additional 26.3158% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the VWAP of the Proterra common stock is greater than or equal to $25.00 per share or there occurs any transaction resulting in a change in control with a valuation of the Proterra common stock that is greater than or equal to $25.00 per share;
d.an additional 26.3158% of the Earnout Stock if over any 20 trading days within any 30 trading day period, the VWAP of the Proterra common stock is greater than or equal to $30.00 per share or there occurs any transaction resulting in a change in control with a valuation of the Proterra common stock that is greater than or equal to $30.00 per share;
Pursuant to a letter agreement (the “Sponsor Letter Agreement”) with ArcLight CTC Holdings, L.P. (the “Sponsor”), 10% of the Proterra common stock received by the Sponsor upon consummation of the Merger in exchange for its outstanding shares of ArcLight Class B ordinary shares, excluding 140,000 shares owned by the ArcLight board of directors, was subject to vesting and forfeiture (the “Sponsor Earnout Stock”). Such shares of

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Reverse Recapitalization (cont.)
Sponsor Earnout Stock would vest if over any 20 trading days within any 30 trading day period during the five-year earnout period, the VWAP of the Proterra common stock was greater than or equal to $15.00 per share or there occurred any transaction resulting in a change in control with a valuation of the Proterra common stock that is greater than or equal to $15.00 per share.
The Earnout Stock and Sponsor Earnout Stock met indexation and other criteria under Topic 815, Derivatives and Hedging, and are considered as equity-classified instruments.
The number of shares of Proterra common stock issued immediately following the consummation of the Merger was (in thousands):

Shares
Ordinary shares Class A of ArcLight, outstanding prior to Merger	27,750
Less redemption of ArcLight shares	(15)
Sponsor	6,257
Sponsor Earnout Stock	680
Common stock of ArcLight	34,672
PIPE Investors	41,500
Legacy Proterra shares	131,176
Total shares of common stock immediately after Merger	207,348
Immediately after the Merger, Proterra is authorized to issue 510.0 million shares, with a par value of $0.0001 per share. As of the Closing, the authorized shares consisted of 500.0 million shares of common stock and 10.0 million shares of preferred stock, and there were 207.3 million shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. In addition, as of the Closing, there were 24.9 million warrants issued and outstanding, including 13.9 million public warrants, 7.6 million private placement warrants, and 3.5 million Legacy Proterra warrants.
As of the Closing, a total of 82.3 million shares were reserved for future issuance upon the exercise of stock options, warrants and the issuance of Earnout Stock, of which 10.4 million shares were reserved for issuance under Proterra’s 2021 Equity Incentive Plan, 22.5 million shares were reserved under Legacy Proterra’s 2010 Equity Incentive Plan and 1.6 million shares reserved under Proterra’s 2021 Employee Stock Purchase Plan.
The Merger has been accounted for as a reverse merger and a recapitalization under U.S. GAAP with Legacy Proterra being the accounting acquirer, based on evaluation of the following facts and circumstances:
•Legacy Proterra’s stockholders have a majority of the voting power of Proterra following the Merger;
•Legacy Proterra has initially designated a majority of the board of directors of Proterra;
•Legacy Proterra’s management comprise the management of Proterra;
•Legacy Proterra comprises the ongoing operations of Proterra;
•Legacy Proterra is the larger entity based on historical revenues and business operations; and
•Proterra has assumed Legacy Proterra’s name.
Under this method of accounting, ArcLight is treated as the “acquired” company for accounting and financial reporting purposes. Accordingly, for accounting purposes, this merger transaction is treated as the equivalent of Legacy Proterra issuing equity for the net assets of ArcLight, accompanied by a recapitalization. The net assets of ArcLight have been stated at historical cost, with no goodwill or other intangible assets recorded.
The Company received aggregate cash proceeds of $649.3 million at the Closing, net of $13.8 million of PIPE Financing fees, $18.5 million of other transaction costs paid at Closing, $9.7 million of ArcLight IPO deferred

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Reverse Recapitalization (cont.)
underwriting fees payable, $1.3 million of other ArcLight’s accrued expenses, and $0.1 million of ArcLight’s related party payable. The unbilled ArcLight expenses incurred prior to the Closing were paid from the cash proceeds received by the Company. The transaction costs including advisory, legal and other professional services directly related to the Merger were recorded in the additional paid-in capital in the balance sheet to offset against proceeds. The deferred transaction costs of approximately $2.9 million paid by the Company prior to the Closing were recorded to the additional paid-in capital and classified as financing activities in the statement of cash flow for year ended December 31, 2021.
In July 2021, the conditions for the issuance of the First Earnout Shares and the vesting of the Sponsor Earnout Stock were satisfied, resulting in an aggregate of 4,800,563 shares of common stock being issued and the 679,750 shares of Sponsor Earnout Stock fully vesting.
4. Fair Value of Financial Instruments
The Company measures certain financial assets and liabilities at fair value. Fair value is determined based on the exit price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy:
Level 1 — Quoted prices in active markets for identical assets or liabilities;
Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
Financial assets measured at fair value on a recurring basis using the above input categories were as follows (in thousands):

		Fair Value at
	Pricing Category	December 31,
		2022	2021
Assets:
Cash equivalents:
Money market funds	Level 1	$14,941	$102,978
U.S. Treasury securities	Level 1	—	49,996
Short-term investments:
U.S. Treasury securities	Level 1	224,359	330,053
Corporate debt securities	Level 2	—	160,914
Total		$239,300	$643,941
The Company’s short-term investments were comprised of U.S. Treasury and corporate debt securities, and classified as available-for-sale at the time of purchase because it is intended that these investments are available for current operations. Investments are reported at fair value and are subject to periodic impairment review. Unrealized gains and losses related to changes in the fair value of these securities are recognized in accumulated other comprehensive loss. The ultimate value realized on these securities is subject to market price volatility until they are sold. Realized gains or losses from short-term investments are recorded in other expense (income), net.
As of December 31, 2022, the Company has $26.6 million of long-term investments recorded in other assets in the consolidated balance sheets, comprised of minority ownership of equity investments in privately held entities. The long-term investment balance includes a $25.0 million strategic equity investment made in the third quarter of 2022 in an entity that the Company expects to produce lithium iron phosphate (LFP) battery cells in the United

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Fair Value of Financial Instruments (cont.)
States in the coming years which will provide the Company with development opportunities for battery packs with another cell chemistry to address additional segments of the commercial vehicle market. These investments do not have a readily determinable fair value and are accounted for under a measurement alternative at cost, less impairment, adjusted for observable price changes. No impairment charges or observable price changes were recognized in the year ended December 31, 2022. There are no unrealized gains or losses associated with these investments as of December 31, 2022.
The following is a summary of cash equivalents and marketable securities as of December 31, 2022 (in thousands):

	Amortized Cost	Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	$14,941	$—	$14,941
Short-term investments:
U.S. Treasury securities	224,904	(545)	224,359
Total	$239,845	$(545)	$239,300
As of December 31, 2022, the contractual maturities of the short-term investments were less than one year.
The following is a summary of cash equivalents and marketable securities as of December 31, 2021 (in thousands):

	Amortized Cost	Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	$102,978	$—	$102,978
U.S. Treasury securities	49,996	—	49,996
Short-term investments:
U.S. Treasury securities	330,618	(565)	330,053
Corporate debt securities	160,937	(23)	160,914
Total	$644,529	$(588)	$643,941
The unrealized losses as of December 31, 2022 and 2021 are primarily related to U.S. Treasury securities with original maturities longer than one year due to changes in interest rates and considered temporary in nature.
As of December 31, 2022, the contractual maturities of the short-term investments were less than one year.
In August 2020, the Company issued Convertible Notes. Refer to Note 6, Debt, for additional information on the Convertible Notes. The fair value of the Convertible Notes was $195.8 million as of December 31, 2022. The carrying value of the Convertible Notes of $122.7 million, net of $48.1 million unamortized debt discount and issuance costs, as of December 31, 2022, was recorded in Debt, non-current on the balance sheets.
5. Balance Sheet Components
Cash and cash equivalents consisted of the following (in thousands):

	December 31,
	2022	2021
Cash	$58,754	$17,065
Cash equivalents	14,941	152,974
Total cash and cash equivalents	$73,695	$170,039

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. Balance Sheet Components (cont.)
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets to the total of such amounts shown on the statements of cash flows. The restricted cash is primarily collateral for performance bonds issued to certain customers. The collateral is provided in the form of a cash deposit to either support the bond directly or to collateralize a letter of credit that supports the performance bonds.

	December 31,
	2022	2021
Cash and cash equivalents	$73,695	$170,039
Restricted cash, current portion	12,565	12,105
Restricted cash, net of current portion	—	460
Total restricted cash	12,565	12,565
Total cash and cash equivalents, and restricted cash	$86,260	$182,604
Inventories consisted of the following (in thousands):

	December 31,
	2022	2021
Raw materials	$127,199	$65,225
Work in progress	21,153	25,062
Finished goods	13,518	18,269
Service parts	7,697	6,000
Total inventories	$169,567	$114,556
The Company recorded a write-down of excess or obsolete inventories to cost of goods sold of $0.8 million, $1.9 million and $3.0 million in the years ended December 31, 2022, 2021 and 2020, respectively. For the year ended December 31, 2022, the Company recorded $7.7 million purchase commitment shortfall penalty to cost of goods sold associated with bus body inventory purchases.
Property, plant, and equipment, net, consisted of the following (in thousands):

	December 31,
	2022	2021
Computer hardware	$5,465	$5,195
Computer software	11,012	9,561
Internally used vehicles and charging systems	15,177	16,459
Leased vehicles and batteries	5,142	6,863
Leasehold improvements	10,716	10,516
Machinery and equipment	28,942	28,302
Office furniture and equipment	2,523	1,861
Tooling	22,430	21,726
Finance lease right-of-use assets	179	179
Construction in progress	72,505	20,243
	174,091	120,905
Less: Accumulated depreciation and amortization	(66,539)	(58,659)
Total	$107,552	$62,246
Construction in progress was comprised of various assets that are not available for their intended use as of the balance sheet date, and mainly related to the equipment and facility build out at the Powered 1 battery factory in Greer, South Carolina.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. Balance Sheet Components (cont.)
Depreciation and amortization expense were $12.6 million, $15.7 million and $15.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Accrued liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Accrued payroll and related expenses	$8,647	$8,069
Accrued sales and use tax	1,784	885
Warranty reserve	8,406	8,116
Accrued supplier liability	7,699	—
Insurance related liability	4,445	—
Other accrued expenses	2,570	3,564
Total	$33,551	$20,634
Other long-term liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Warranty reserve	$17,107	$15,158
Finance lease liabilities, non-current	57	87
Total	$17,164	$15,245
6. Debt
Debt, net of debt discount and issuance costs, consisted of the following (in thousands):

	December 31,
	2022	2021
PPP loan	$—	$10,000
Convertible Notes	122,692	100,999
Total debt	122,692	110,999
Less debt, current	122,692	—
Debt, non-current	$—	$110,999
Senior Credit Facility
In May 2019, the Company entered into a Loan, Guaranty and Security Agreement for a senior secured asset-based lending facility (the “Senior Credit Facility”) with borrowing capacity up to $75.0 million. The commitment under the Senior Credit Facility is available to the Company on a revolving basis through the earlier of May 2024 or 91 days prior to the stated maturity of any subordinated debt in aggregate amount of $7.5 million or more. The maximum availability under the Senior Credit Facility is based on certain specified percentages of eligible accounts receivable and inventory, subject to certain reserves, to be determined in accordance with the Senior Credit Facility. The commitment under the Senior Credit Facility includes a $20.0 million letter of credit sub-line as of December 31, 2022. Subject to certain conditions, the commitment may be increased by $50.0 million upon approval by the lender, and at the Company’s option, the commitment can be reduced to $25.0 million or terminated upon at least 15 days written notice.
The Senior Credit Facility is secured by a security interest in substantially all of the Company’s assets except for intellectual property and other restricted property.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. Debt (cont.)
Borrowings under the Senior Credit Facility bear interest at per annum rates equal to, at the Company’s option, either (i) the base rate plus an applicable margin for base rate loan, or (ii) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loan. The base rate is calculated as the greater of (a) the Lender prime rate, (b) the federal funds rate plus 0.5%, and (c) one-month LIBOR plus 1.0%. The applicable margin is calculated based on a pricing grid linked to quarterly average excess availability (as a percentage of borrowing capacity). For base rate loans, the applicable margin ranges from 0.0% to 1.5%, and for LIBOR Loans, it ranges from 1.5% to 3.0%. The Senior Credit Facility contains certain customary non-financial covenants. In addition, the Senior Credit Facility requires the Company to maintain a Fixed Charge Coverage Ratio of at least 1.00:1.00 during such times as a covenant trigger event shall exist.
There was no outstanding balance under the Senior Credit Facility as of December 31, 2022 and 2021. There was an aggregate of $17.6 million of letters of credit outstanding as of December 31, 2022.
Small Business Administration Loan
In May 2020, the Company received Small Business Administration (the “SBA”) loan proceeds of $10.0 million from Town Center Bank pursuant to the Paycheck Protection Program (the “PPP loan”) under the Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan was in the form of a note with an original maturity in May 2022, and was extended to May 2025 based on the SBA’s interim final rule.
In May 2022, the SBA approved the Company’s PPP loan forgiveness application, and the PPP loan of $10.0 million was forgiven in full, and the previously paid interest of approximately $0.2 million was refunded. A total of $10.2 million was recorded as gain on debt extinguishment in the Company’s consolidated statements of operations.
Convertible Notes
In August 2020, the Company entered into a Note Purchase Agreement for Secured Convertible Promissory Notes (the “Convertible Notes”). The Convertible Notes had an aggregate principal amount of $200.0 million, with cash interest of 5.0% per annum payable at each quarter end and a paid-in-kind interest of 4.5% per annum payable by increasing the principal balance at each quarter end. The Convertible Notes will mature in August 2025, and the Company may not make prepayment unless approved by the required holders of the Convertible Notes.
Each of the Convertible Notes shall rank equally without preference or priority of any kind over one another, but senior in all rights, privileges and preferences to all other shares of the Company’s capital stock and all other securities of the Company that are convertible into or exercisable for the Company’s capital stock directly or indirectly.
Prior to the maturity date or prior to the payment or conversion of the entire balance of the Convertible Notes, in the event of a liquidation or sale of the Company, the Company shall pay to the holders of Convertible Notes the greater of (i) 150% of the principal balance of the Convertible Notes or (ii) the consideration that the holders would have received had the holders elected to convert the Convertible Notes into common stock immediately prior to such liquidation event.
The Convertible Notes do not entitle the holders to any voting rights or other rights as a stockholder of the Company, unless and until the Convertible Notes are actually converted into shares of the Company’s capital stock in accordance with their terms.
The Note Purchase Agreement contains certain customary non-financial covenants. In addition, the Note Purchase Agreement requires the Company to maintain liquidity at quarter end (“Minimum Liquidity Covenant”) of not less than the greater of (i) $75.0 million and (ii) four times of cash burn for the three-month period then ended.
In connection with the issuance of the Convertible Notes, the Company issued warrants to the holders of Convertible Notes to purchase 4.6 million shares of Company stock at an exercise price of $0.02 per share. The warrants are freestanding financial instruments and, prior to the Closing, were classified as a liability due to the possibility that they could become exercisable into Legacy Proterra convertible preferred stock. Upon the consummation of the Merger, the stock issuable upon exercise of the warrants is Proterra common stock, with no

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. Debt (cont.)
possibility to convert to Legacy Proterra convertible preferred stock. As a result, the carrying amount of the warrant liability was reclassified to stockholders’ equity. The warrant liability of $29.0 million was initially measured at fair value on its issuance date and recorded as a debt discount and amortized during the term of the Convertible Notes to interest expense using the effective-interest method. The warrant liability was remeasured on a recurring basis at each reporting period date, with the change in fair value reported in the statement of operations. Upon any exercise of the warrants to common stock, the carrying amount of the warrant liability is reclassified to stockholders’ equity.
Prior to the Closing, the embedded features of the Convertible Notes were composed of conversion options that had the economic characteristics of a contingent early redemption feature settled in a variable number of shares of Company stock. These conversion options were bifurcated and accounted for separately from the host debt instrument. The derivative liability of $68.5 million was initially measured at fair value on the issuance date of the Convertible Notes and recorded as a debt discount and was amortized during the term of the Convertible Notes to interest expense using the effective-interest method. The derivative liability was remeasured on a recurring basis at each reporting period date, with the change in fair value reported in the statement of operations. Upon the consummation of the Merger, the embedded conversion features associated with the Convertible Notes no longer qualify for derivative accounting since the conversion price became fixed. The carrying amount of the embedded derivative, the fair value as of the Closing Date, was reclassified to stockholders’ equity in accordance with Topic 815, Derivatives and Hedging.A summary of the changes of the derivative liability is as follows (in thousands):

Derivative liability
Fair value as of December 31, 2020	$70,870
Change in fair value	111,684
Reclassification of liability upon the reverse recapitalization	(182,554)
Fair value as of December 31, 2021	$—
Issuance costs of $5.1 million were also recorded as debt discount and are amortized during the term of the Convertible Notes to interest expense using the effective interest method.
On June 14, 2021, certain Convertible Note holders with an original aggregate principal amount of $46.5 million elected to convert their Convertible Notes at the Closing. An aggregate of $48.8 million principal and interest was reclassified to additional paid-in capital, and $21.0 million of remaining related debt issuance costs were expensed to interest expense.
The outstanding Convertible Notes including accrued interest will be automatically converted to common stock at $6.5712 per share pursuant to the mandatory conversion provisions, if and when the volume-weighted average price (VWAP) of the common stock exceeds $9.86 over 20 consecutive days subsequent to January 13, 2022.
The amortization expense of debt discount and issuance costs was $14.2 million, $34.7 million and $5.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.
The Convertible Notes, net of debt discount and issuance costs, consisted of the following (in thousands):

	December 31,
	2022	2021
Principal	$153,500	$153,500
PIK interest	17,301	9,826
Total principal	170,801	163,326
Less debt discount and issuance costs	(48,109)	(62,327)
Total Convertible Notes	$122,692	$100,999
The Company was not in compliance with the Minimum Liquidity Covenant of the Convertible Notes as of December 31, 2022. The Company received a waiver of the Liquidity (as defined therein) requirement in February

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. Debt (cont.)
2023 which provides for retroactive effect, so that no such event of default occurred in the year ended December 31, 2022. Refer to Note 15, Subsequent Events for details.
However, the Company has not obtained a waiver of the Minimum Liquidity Covenant for any future periods, and as a result of anticipated operating cash outflows from operation, capital investment at the Powered 1 battery factory, and incremental cash payments for the Workforce Restructuring (discussed in Note 15, Subsequent Events), the Company may not meet the Minimum Liquidity Covenant as of March 31, 2023.
In addition, the audit report included elsewhere in this Annual Report on Form 10-K contains a going concern qualification. Our inability to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation) as to going concern is an event of default under the Convertible Notes and the Senior Credit Facility. If we are unable to obtain a waiver for the current event of default and/or for the Liquidity requirement for the quarter ended March 31, 2023, there would be an unwaived event of default under the Convertible Notes and under the Senior Credit Facility, which would permit (i) the holders of the Convertible Notes to cause all of the outstanding indebtedness under the Convertible Notes to become immediately due and payable and (ii) the Lenders under the Senior Credit Facility to terminate all commitments to extend credit under the Senior Credit Facility and cause all of the outstanding indebtedness under the Senior Credit Facility to become immediately due and payable. If the Convertible Notes were to become immediately due and payable in the event of such a default this would have an immediate adverse effect on our ability to meet our working capital needs and our business and operating results. There is no assurance that we will be able to obtain any future waivers under the Convertible Notes or the Senior Credit Facility. We would need to take further action to raise additional funds in the capital markets or otherwise to fund our obligations under the Convertible Notes in addition to our other obligations over the period, and we would not be able to draw upon the Senior Credit Facility.
Due to the uncertainty of obtaining waivers of the Liquidity requirement for future periods and our inability to deliver audited financial statements certified by our independent registered public accounting firm without qualification (or similar notation) as to going concern, even though the Convertible Notes have a maturity date in August 2025, they are classified as a current liability on the Company’s balance sheets as of December 31, 2022.
7. Leases
As a Lessor
The net investment in leases were as follows:

	December 31,
	2022	2021
Net investment in leases, current	$985	$411
Net investment in leases, non-current	9,304	5,179
Total net investment in leases	$10,289	$5,590
Interest income from accretion of net investment in lease is not material in the years ended December 31, 2022, 2021 and 2020.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. Leases (cont.)
Future minimum payments receivable from operating and sales-type leases as of December 31, 2022 for each of the next five years were as follows:

	Operating leases	Sales-type leases
2023	$384	$749
2024	—	1,010
2025	—	1,528
2026	—	1,528
2027	—	1,528
Thereafter	—	4,013
Total minimum lease payments	$384	$10,356
As a Lessee
The Company leases its headquarters in Burlingame, California, and manufacturing related facilities in Burlingame and City of Industry, California, Greenville and Greer, South Carolina, and Rochester Hills, Michigan under operating lease agreements with various expiration dates from 2023 through 2033.
The Company had no material capital leases as of December 31, 2022.
Maturities of operating lease liabilities as of December 31, 2022 were as follows (in thousands):

2023	$8,203
2024	4,224
2025	3,487
2026	2,615
2027	2,238
Thereafter	9,858
Total undiscounted lease payment	30,625
Less: imputed interest	(5,651)
Total lease liabilities	$24,974
Operating lease expense was $7.3 million, $4.2 million, and $4.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Short-term and variable lease expenses for the years ended December 31, 2022, 2021 and 2020 were not material.
Supplemental cash flow information related to leases were as follows (in thousands):

	Year Ended December 31
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(7,053)	$(4,209)	$(3,855)
Lease liabilities arising from obtaining right-of-use assets:
Operating lease	$5,534	$17,573	$7

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. Leases (cont.)
Operating lease right-of-use assets and liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Operating leases
Operating lease right-of-use assets	$20,274	$24,282
Operating lease liabilities, current	$6,876	$4,084
Operating lease liabilities, non-current	18,098	20,963
Total operating lease liabilities	$24,974	$25,047
The weighted average remaining lease term and discount rate of operating leases were 6.4 years and 6.2%, respectively, as of December 31, 2022. The weighted average remaining lease term and discount rate of operating leases were 7.6 years and 5.8%, respectively, as of December 31, 2021.
As of December 31, 2022, the Company had no significant finance leases and no significant additional leases that have not yet commenced.
8. Commitments and Contingencies
Purchase Commitments
As of December 31, 2022, the Company had outstanding inventory and other purchase commitments of $2.2 billion. Most of the commitments relate to the expected purchase of cylindrical cells manufactured at a yet to be built LG Energy Solution battery cell plant in the United States, pursuant to a long-term supply agreement through 2028. The terms of the agreement require the Company to make certain prepayments that vary in size and that are made as milestones are met on the construction of the US facility. As of December 31, 2022, the Company has made a $10.0 million prepayment, which was recorded as the long-term inventory prepayment on the consolidated balance sheets. The Company expects the next prepayment to be made within the next six to twelve months. The prepayments will be recouped by the Company by offsetting a predetermined amount per unit on cells purchased from LG Energy Solution.
Letters of Credit
As of December 31, 2022, the Company had letters of credit outstanding totaling $17.8 million, which will expire over various dates in 2023.
Legal Proceedings
The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. From time to time in the normal course of business, various claims and litigation have been asserted or commenced. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability or damages. Any claims or litigation could have an adverse effect on the Company’s business, financial position, operating results, or cash flows in or following the period that claims or litigation are resolved.
As of December 31, 2022, the Company was not a party to any legal proceedings that would have a material adverse effect on its business.
9. Stockholders’ Equity
On June 14, 2021, the Merger was consummated and, following the Closing, the Company is authorized to issue 510,000,000 shares of capital stock, with a par value of $0.0001 per share. The authorized shares consisted of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 31, 2022, 226,265,161 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. The holders of each share of common stock are entitled to one vote per share.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. Stockholders’ Equity (cont.)
As of December 31, 2022, the Company had reserved shares of common stock for issuance as follows (in thousands):

2010 Equity Incentive Plan	16,643
2021 Equity Incentive Plan	20,476
2021 Employee Stock Purchase Plan	3,200
Warrants	1
Earnout Stock	18,009
Convertible notes	26,316
Total	84,645
10. Warrants
Public Warrants and Private Placement Warrants
The public warrants and private placement warrants were issued in connection with ArcLight’s initial public offering. Public warrants were only exercisable for a whole number of shares of common stock at a price of $11.50 per share, subject to adjustment, at any time commencing on September 25, 2021. The warrants were to expire June 14, 2026 or earlier upon redemption or liquidation. The private placement warrants had terms and provisions that were identical to those of the public warrants, but were not transferable, assignable or salable until July 14, 2021, except pursuant to limited exceptions.
The public warrants and private placement warrants were classified as liabilities as they did not meet the requirements for equity classification under Topic 815, Derivatives and Hedging. Immediately prior to the Closing, the warrant liability was $84.6 million for the public warrants and $57.6 million for the private placement warrants. Such warrants were measured at fair value, subject to remeasurement at each balance sheet date.
On September 27, 2021, the Company announced that it would be redeeming all of its outstanding public warrants and private placement warrants (collectively, the “Warrants”) based on the terms in the Amended and Restated Warrant Agreement dated June 14, 2021. On October 29, 2021 (the “Redemption Date”), any Warrants that remained unexercised became void and no longer exercisable, and the holders of those Warrants were entitled to receive only the redemption price of $0.10 per Warrant. In connection with the redemption, holders of Warrants had the option to either exercise the Warrants in cash or on a “cashless” basis to receive 0.255 shares of common stock per warrant.
In October 2021, 10,599 public warrants were exercised for cash resulting in the issuance of 10,599 shares of common stock for an aggregate exercise price of $121,889, 13,436,250 public warrants and 7,550,000 private placement warrants were exercised on a cashless basis resulting in the issuance of 5,351,231 shares of common stock, and 428,145 public warrants were redeemed for cash for an aggregate redemption price of $42,815. In connection with the warrant exercise and redemption, $53.4 million of the carrying amount of the warrant liability was reclassified to stockholder’s equity.
Other Warrants
As of December 31, 2022, the Company had 892 common stock warrants outstanding exchanged from Legacy Proterra warrants.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Warrants (cont.)
Activity of warrants in the year ended December 31, 2021 is as follows:

	Public warrants	Private placement warrants	Other warrants	Total warrants
Outstanding as of December 31, 2020 (1)	—	—	5,104,030	5,104,030
Issued as part of the Merger	13,874,994	7,550,000	—	21,424,994
Exercised (2)	(13,446,849)	(7,550,000)	(5,103,138)	(26,099,987)
Redeemed	(428,145)	—	—	(428,145)
Outstanding as of December 31, 2021	—	—	892	892
__________________
(1)Including 4,562,533 warrants issued to the holders of Convertible Notes as described in Note 6.
(2)An aggregate of 10,348,690 shares of common stock were issued from warrant exercise.
A summary of the changes of the warrant liabilities in the year ended December 31, 2021 is as follows (in thousands):

	Legacy Proterra warrant liability	Private placement warrant liability	Public warrant liability
Fair value as of December 31, 2020	$39,670	$—	$—
Warrant liability acquired as part of the reverse recapitalization	—	57,610	84,640
Change in fair value	47,346	(38,589)	(50,264)
Reclassification of liability upon the reverse recapitalization	(69,320)	—	—
Reclassification of liability upon exercise of warrants	(17,696)	(19,021)	(34,376)
Fair value as of December 31, 2021	$—	$—	$—
The change in fair value of warrant liabilities was recorded in the statement of operations.
11. Equity Plans and Stock-based Compensation
2010 Equity Incentive Plan
In 2010, Legacy Proterra adopted the 2010 Equity Incentive Plan (the “2010 Plan”), which provided for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units. Upon Closing, the then outstanding options under the 2010 Plan were converted into options exercisable to purchase an aggregate of 22,532,619 shares of common stock. Following the Closing, such options continue to be subject to the terms of the 2010 Plan and applicable award agreements; however, no further awards can be granted under the 2010 Plan. As of December 31, 2022, options to purchase 16,642,864 shares of common stock remained outstanding under the 2010 Plan.
2021 Equity Incentive Plan
The 2021 Plan was adopted by the ArcLight Board prior to the Closing, approved by ArcLight’s shareholders on June 11, 2021, and became effective upon the Closing Date. The Equity Incentive Plan allows the Company to grant awards of stock options, restricted stock awards, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), performance awards, and stock bonus awards to officers, employees, directors and consultants.
The Company initially reserved 10,000,000 shares of common stock, plus 387,531 reserved shares not issued under the 2010 Plan on the effective date of the 2021 Plan. The number of shares reserved for issuance under the 2021 Plan increases automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of 4% of the total number of outstanding shares of all classes of common stock as of the immediately preceding December 31, or a number as may be determined by the Board. In the first quarter of 2022, the shares of common stock reserved for issuance were increased by 8,878,388, pursuant to the 2021 Plan.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. Equity Plans and Stock-based Compensation (cont.)
The exercise price of stock options granted must be at least equal to the fair market value of common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of capital stock must have an exercise price of at least 110% of the fair market value of common stock on the date of grant. Subject to certain adjustments, no more than 30,000,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2021 Plan.
The maximum term of options granted is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of capital stock is five years from the date of grant.
Stock option and RSU awards generally vest annually over a four-year period.
2021 Employee Stock Purchase Plan
Proterra’s 2021 Employee Stock Purchase Plan (the “ESPP”), including the authorization of the initial share reserve thereunder, was adopted by the ArcLight Board prior to the Closing, approved by ArcLight’s shareholders on June 11, 2021, and became effective upon the Closing Date.
An aggregate of 1,630,000 shares of common stock were reserved and available for sale under the ESPP. The aggregate number of shares reserved for sale under the ESPP increases automatically on January 1 of each of 2022 through 2031 by a number of shares equal to the lesser of 1% of the total number of outstanding shares of common stock as of the immediately preceding December 31 or a number of shares as may be determined by the Board or the compensation committee. The aggregate number of shares issued over the term of the ESPP, subject to certain adjustments, may not exceed 16,300,000 shares. In the first quarter of 2022, the shares of common stock reserved for issuance were increased by 2,219,597, pursuant to the ESPP.
The ESPP allows eligible employees to purchase shares of common stock at a discount through payroll deductions of up to 15% of their eligible compensation, at not less than 85% of the fair market value, as defined in the ESPP, subject to any plan limitations. A participant may purchase a maximum of 2,500 shares during each 6-month offering period and $25,000 in any one calendar year. The offering periods generally start on the first trading day on or after November 15th and May 15th of each year. The first offering period started in the fourth quarter of 2021. The Company calculated the fair value of the employees’ purchase rights relating to the ESPP using the Black-Scholes model and recorded approximately $1.3 million and $0.2 million of stock-based compensation expense for the year ended December 31, 2022 and 2021, respectively. In the year ended December 31, 2022, 649,492 shares of common stock was purchased under the ESPP.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. Equity Plans and Stock-based Compensation (cont.)
A summary of the Company’s stock option activity and related information was as follows:

	Options Outstanding
	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2019	18,208,313	$3.42	7.6	$34,723
Granted	5,829,698	4.89
Exercised	(1,750,822)	2.40
Cancelled/forfeited/expired	(2,108,405)	4.61
Balance as of December 31, 2020	20,178,784	$3.81	7.4	$65,056
Granted	726,309	10.42
Exercised	(1,966,532)	3.36
Cancelled/forfeited/expired	(836,977)	4.65
Balance as of December 31, 2021 (1)	18,101,584	$4.08	5.5	$87,425
Granted	758,528	7.70
Exercised	(3,213,024)	3.02
Cancelled/forfeited/expired	(1,390,391)	6.04
Balance as of December 31, 2022(1)	14,256,697	$4.32	5.5	$9,469
Exercisable as of December 31, 2022(2)	11,822,253	3.87	4.9	$9,469
__________________
(1)Excluding Equity Awards of 2,677,500 shares and Milestone Options of 669,375 shares. See below for further details.
(2)Excluding 1,840,784 shares exercisable under the Equity Awards with weighted average exercise price of $19.61 per share as of December 31, 2022.
In March 2020, in conjunction with Mr. Allen’s appointment as the then President and Chief Executive Officer, the board of directors of Legacy Proterra approved a grant to Mr. Allen of stock option awards with respect to 4,685,624 shares, comprised of (1) 1,338,749 shares of a time-based award with an exercise price of $5.33 per share vesting quarterly over four years, (2) 2,677,500 shares of a time-based award consisting of four tranches with an exercise price of $11.21, $16.81, $22.41 and $28.02 per share, respectively, and vesting quarterly over four years (“Equity Awards”), and (3) 669,375 shares of milestone-based award with an exercise price of $5.33 per share vesting entirely and becoming exercisable on the first trading day following the expiration of the lockup period of the Company’s initial public offering or the consummation of a change in control of the Company or upon the consummation of a merger involving a Special Purpose Acquisition Company (“Milestone Options”).
The stock-based compensation expense for Milestone Options was recognized at the time the performance milestone became probable of achievement, which was at the time of Closing. Upon Closing, the 669,375 shares underlying the Milestone Options fully vested, and $2.1 million stock-based compensation expense was recognized in June 2021.
Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money stock options. The total intrinsic value of stock options exercised was $10.9 million, $12.1 million and $4.3 million for the year ended December 31, 2022, 2021 and 2020, respectively. The total estimated grant date fair value of stock options vested was $9.3 million, $13.8 million and $9.9 million for the year ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the total unrecognized stock-based compensation expense related to outstanding stock options was $12.9 million, which is expected to be recognized over a weighted-average period of 1.8 years.
Determining Fair Value of Stock Options
The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The fair value of each stock option grant is estimated on the date of the grant. The fair value of the Legacy Proterra common

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. Equity Plans and Stock-based Compensation (cont.)
stock underlying the stock options has historically been determined by the board of directors, as there was no public market for the Company’s common stock prior to Merger Closing. Therefore, the board of directors has determined the fair value of the common stock at the time of the stock option grant by considering a number of objective and subjective factors including independent third-party valuation reports, valuations of comparable companies, sales of convertible preferred stock and common stock to unrelated third parties, operating and financial performance, lack of liquidity of capital stock and general and industry-specific economic outlook, among other factors.
The fair value of stock options granted is estimated on the date of grant using the following assumptions:

	Year Ended December 31,
	2022	2021	2020
Expected term (in years)	6.3	6.2	6.1
Risk-free interest rate	2.0%	1.0%	0.5%
Expected volatility	55.1%	54.8%	69.1%
Expected dividend rate	—	—	—
Expected Term — The Company estimates the expected term consistent with the simplified method. The Company elected to use the simplified method because of its limited history of stock option exercise activity. The simplified method calculates the expected term as the average of the vesting and contractual terms of the award.
Volatility — Since the Company has limited trading history by which to determine the volatility of its own common stock price, the expected volatility being used is primarily derived from the historical stock volatility of a representative industry peer group of comparable publicly listed companies over a period approximately equal to the expected term of the stock options.
Risk-Free Interest Rate — The risk-free interest rate is based on U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.
Expected Dividend — The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.
Forfeiture — All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. The Company accounts for forfeitures when they occur.
Restricted Stock Units
A summary of the Company’s RSU activity and related information is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Balance as of December 31, 2020	—	$—
Granted	1,480,201	10.72
Vested	(58,731)	11.41
Forfeited	(96,510)	10.98
Balance as of December 31, 2021	1,324,960	10.67
Granted	5,541,916	6.60
Vested	(442,934)	9.84
Forfeited	(690,715)	8.39
Balance as of December 31, 2022	5,733,227	$7.07

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. Equity Plans and Stock-based Compensation (cont.)
The Company started to grant RSUs to employees in the third quarter of 2021. The compensation expense related to the service-based awards is determined using the fair market value of the Company’s common stock on the date of the grant. As of December 31, 2022, the total unrecognized stock-based compensation expense related to outstanding RSUs was $33.7 million, which is expected to be recognized over a weighted-average period of 3.0 years.
Stock-based Compensation Expense
Stock-based compensation expense included in operating results was as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Cost of goods sold	$1,749	$1,385	$929
Research and development	5,302	2,507	1,616
Selling, general and administrative	14,789	12,169	7,737
Total stock-based compensation expense	$21,840	$16,061	$10,282
12. Net Loss Per Share
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture as they are not deemed to be issued for accounting purposes. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, RSU, and warrants, to the extent they are dilutive.
The computation of basic and diluted net loss per share of common stock attributable to common stockholders was as follows (in thousands, except for per share data):

	Year Ended December 31,
	2022	2021	2020
Numerator:
Net loss	$(237,950)	$(250,006)	$(127,007)
Effect of dilutive securities:
Interest expense to be recognized upon conversion of Convertible Notes (1)	(32,330)	—	—
Numerator for diluted EPS - Net loss after the effect of dilutive securities	(270,280)	(250,006)	(127,007)
Denominator:
Weighted-average shares used in computing net loss per share of common stock, basic	224,301	120,886	4,385
Convertible Notes (1)	24,855	—	—
Diluted weighted average shares	249,156	120,886	4,385
Net loss per share of common stock:
Basic	$(1.06)	$(2.07)	$(28.96)
Diluted	$(1.08)	$(2.07)	$(28.96)
__________________
(1)Adjustment is under the “if-converted” method. Adjustment for the year ended December 31, 2022 includes write-off of $62.3 million unamortized debt discount of the Convertible Notes as of December 31, 2021, offset by the $30.0 million interest expense recorded in net loss for the year ended December 31, 2022.
The outstanding Convertible Notes including accrued interest will be automatically converted to common stock at $6.5712 per share pursuant to the mandatory conversion provisions, if and when the VWAP exceeds $9.86 over 20 consecutive days subsequent to January 13, 2022.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Net Loss Per Share (cont.)
Since the Company was in a loss position after the effect of diluted securities, no adjustment is required to the weighted-average shares used in computing the diluted net loss per share as the inclusion of the remaining potential common stock shares outstanding would have been anti-dilutive. The potentially dilutive securities were as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Convertible preferred stock(1)	—	—	115,576
Warrants to purchase convertible preferred stock	—	—	508
Stock options and RSUs to purchase common stock	23,337	22,773	23,526
Warrants to purchase common stock	1	1	4,596
	23,338	22,774	144,206
__________________
(1)Represents the shares of common stock that the convertible preferred stock is convertible into.
13. Income Tax
The components of the net loss before the provision for income taxes were as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Domestic	(237,950)	(249,990)	(126,985)
The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2022	2021	2020
Current:
Federal	$—	$—	$—
State	—	16	13
Foreign	—	—	9
Total current provision	—	16	22
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred provision	—	—	—
Total provision for income taxes	$—	$16	$22

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Income Tax (cont.)
A reconciliation of the U.S. federal statutory income tax rates to the Company’s effective tax rate is as follows (in percentages):

	Year Ended December 31,
	2022	2021	2020
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	2.6	3.9	1.7
Change in valuation allowance	(23.2)	(17.9)	(17.5)
Research and development credit	1.2	0.5	0.2
Fair market value adjustment (1)	—	(5.9)	(2.1)
Non-deductible Convertible Notes interest expense	(1.4)	(1.5)	(2.2)
Other	(0.2)	(0.1)	(1.1)
Effective income tax rate	—%	—%	—%
__________________
(1)The adjustments related to the loss on valuation of derivative and warrant liabilities.
The Company’s deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$182,302	$150,857
Deferred revenue	16,593	9,419
Stock-based compensation	5,276	4,679
Accruals and reserves, not currently deductible for tax purposes	11,355	10,665
Research and development credit	7,941	4,562
Goodwill and capitalized R&D expenses	12,936	888
Interest expense	1,405	1,808
Lease liability	6,172	6,511
Other	45	381
Gross deferred tax assets	244,025	189,770
Less valuation allowance	(237,399)	(182,113)
Net deferred tax assets	$6,626	$7,657
Deferred tax liabilities:
Property, plant and equipment	(1,612)	(1,344)
ROU assets	(5,014)	(6,313)
Other	—	—
Gross deferred tax liabilities	(6,626)	(7,657)
Net deferred tax asset (liabilities)	$—	$—
The net valuation allowance increased by $55.3 million and $44.7 million for December 31, 2022 and 2021, respectively.
As of December 31, 2022 and 2021, the Company’s net deferred tax assets and liabilities were zero. The deferred tax assets consist primarily of the federal and state net operating losses. Realization of deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. In assessing the realizability of deferred tax assets, management determined that it is more likely than not that no deferred tax assets will be realized. Therefore, the Company has provided a full valuation allowance against these deferred tax assets.

PROTERRA INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Income Tax (cont.)
The Company had net operating loss carryforwards as follows (in thousands):

	December 31,
	2022	2021
Federal (Prior to 2018)	$237,850	$237,850
Federal (Post December 31, 2017)	491,620	361,815
State	531,138	437,868
Total	$1,260,608	$1,037,533
Net operating loss carryforwards are available to offset future federal and state taxable income. The federal net operating loss carryforwards generated prior to 2018 will begin to expire in 2030 and the net operating loss carryforwards generated after December 31, 2017 do not expire. The state net operating loss carryforwards will begin to expire in 2023.
The Company had research and development credit carryforwards as follows (in thousands):

	December 31,
	2022	2021
Federal	$7,167	$3,454
State	4,257	2,471
Total	$11,424	$5,925
The research and development credit carryforwards are available to reduce future regular income taxes. The federal research and development credit carryforwards will begin to expire in 2037, while the South Carolina research and development credit carryforwards will begin to expire in 2027. California research and development credit carryforwards have no expiration date.
Utilization of the Company’s net operating loss carryforwards and research tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss carryforwards and research tax credit carryforwards before utilization.
The Company’s policy is to recognize interest or penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business. In the event that any unrecognized tax benefits are recognized, the effective tax rate will not be affected.
A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2022, 2021 and 2020 was as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Beginning balance	$1,481	$813	$707
Increase – tax positions in current period	1,375	668	106
Ending balance	$2,856	$1,481	$813
The Company files tax returns in the United States and certain states. Due to the losses being carried forward, the tax years from 2010 forward remain open to examination.

PROTERRA INC.
NOTES TO FINANCIAL STATEMENTS
14. 401(k) Plan
The Company sponsors a 401(k) defined contribution plan covering all eligible employees and provides matching contribution for the first 4% of their salaries. The matching costs incurred were $3.3 million, $2.4 million, and $1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.
15. Subsequent Events
In January 2023, the letter of credit sub-line under the Senior Credit Facility was increased by $5.0 million to $25.0 million.
In January 2023, the Board of Directors approved a plan designed to improve operational efficiency that includes a planned reduction of the current workforce by approximately 25%, or the elimination of approximately 300 jobs (the “Workforce Restructuring”) and the closure of the Company’s City of Industry facility by December 31, 2023 (the “Facility Closure”). The severance payment resulted from the Workforce Restructuring is estimated between $3.0 million and $5.0 million, and will be largely recorded in the first quarter of 2023.
The City of Industry facility currently manufactures transit buses and the current generation battery systems. The Company will move manufacturing from the City of Industry facility to its existing facilities in South Carolina. Transit bus production in the City of Industry is expected to end in the first quarter of 2023, and battery production at the end of the third quarter of 2023. The Company plans to vacate the facility by the end of 2023 when the lease expires. The Company currently expects to use equipment from the City of Industry facility in other locations and does not expect impairment charges relating to the Facility Closure.
In February 2023, the Company entered into a Waiver (the “Waiver”) with CSI Prodigy Holdco LP, CSI Prodigy Co-Investment LP, CS GP I LLC and CSI PRTA Co-Investment LP (collectively, the “Cowen Parties”) to that certain previously disclosed Note Purchase Agreement, dated as of August 4, 2020 (as amended), by and among Proterra Operating Company, Inc., as issuer (the “Issuer”), the Investors (as defined therein) from time to time party thereto, the Guarantors (as defined therein) from time to time party thereto and CSI GP I LLC, as collateral agent (the “Purchase Agreement”), and the senior secured convertible promissory notes issued with respect thereto (the “Notes”). Pursuant to Section 7.1(k) of the Purchase Agreement, the Company is required to maintain Liquidity (as defined therein) as of the last day of each quarter of not less than the greater of (a) $75.0 million dollars and (b) an amount equal to the product of multiplying (i) the amount of Cash Burn (as defined therein) from operations for the three-month period ending on the end of such month by (ii) four (“Minimum Liquidity Covenant”), and pursuant to Section 7.1(a) of the Purchase Agreement, the Company is required to provide Investors (as defined therein) certain financial and other information with respect to each completed fiscal period (“Reporting Covenant”). Pursuant to the Waiver, the Required Holders (as defined therein) have agreed to a limited waiver of (i) the Minimum Liquidity Covenant and the related obligations under Section 7.1(k) of the Purchase Agreement for the quarter ending December 31, 2022, and the related obligations under the Notes, requiring Liquidity of at least four times the Cash Burn defined in the Purchase Agreement and of the Reporting Covenant pursuant to Section 7.1(a) for specified fiscal period, and (ii) the Reporting Covenant under Section 7.1(a) of the Purchase Agreement and the related obligations under the Notes with respect to the fiscal periods ending March 31, 2021 through and including December 31, 2022. The Waiver provides for retroactive effect, such that, no default or event of default shall have occurred due to the Company’s or any Guarantor’s failure to observe or perform any covenant under the foregoing sections of the Purchase Agreement for the foregoing periods
On March 14, 2023, the Company obtained a limited advance waiver from the holders of the Convertible Notes with respect to the Going Concern Covenant until March 31, 2023.